GOLDER
MEMBER OF WSP

REPORT

SEC S-K 1300 Technical Report Summary

Southern Copper Corporation: Buenavista Copper

Submitted to:

Southern Copper Corporation

Submitted by:

Golder Associates USA Inc.

7458 N. La Cholla Blvd., Tucson, Arizona USA 85741

+1 520 888 8818

Project No.

20442424-R-Rev0

February 24, 2022

Table of Contents

TABLES

FIGURES

DATE AND SIGNATURE PAGE

The effective date of the Mineral Resources and Mineral Reserves estimates was December 31, 2021.

Author	Section(s)	Signature
Ronald Turner (Golder)	1.2, 1.3, 1.5, 1.10, 2.4, 5.2, 6, 7.1-7.2, 8, 9.1, 11, 20, 22.1, 23.1	
Danny Tolmer (Golder)	1.4, 1.6-1.8, 1.10, 2.1-2.3, 2.4, 2.5, 5.1, 5.3, 9.2, 12, 13, 15.1-15.6, 18, 19, 21, 22.4, 23.5, 24, 25	
Dawn Garcia (Golder)	1.1, 1.9, 2.4, 3, 4, 7.3, 17, 22.2, 23.2	
Jorge Castillo (Golder)	2.4, 15.7	
Michael Pegnam (Golder)	7.4, 9.2.1, 13.2.1, 23.3	
Eugenio Iasillo (Process Engineering LLC)	2.4, 10, 14, 22.3, 23.4	
Southern Copper Corporation	16	Southern Copper Corporation

The qualifications and relevant experience of each QP are shown below.

- Ronald Turner:
  - Education:
    - Geologist, Universidad de Concepción, Chile, 1993
    - Postgraduate Studies in Geostatistical Estimation, Universidad de Chile, Santiago, Chile, 2007
  - Years of Experience:
    - Has 29 years of experience in the mining industry with 13 years in geological and mineral resource and reserves reporting, 8 years in project development and mining and 8 years in exploration of base and precious metals.
  - Relevant Experience:
    - Has been a Mineral Resource Group Leader with Golder Associates S.A. working on validation and construction of databases and QA/QC programs, interpretation and construction of 3D geological models, and resource estimation.

- Has led and participated in Mineral Resources and Reserves audits and Due Diligence in mines and projects for a variety of commodities under different international codes.
        - Was a Mineral Resource Superintendent at Minera Escondida Ltda. responsible for the Resources, Geological and Geometallurgic models for Minera Escondida, including Escondida and Escondida Norte Deposits
  - Professional Registration:

    Is in good standing as a Member of the Australian Institute of Mining and Metallurgy (MAusIMM, CP,Geo)

- Danny Tolmer:
  - Education:
    - Is a Mining Engineer with a B.A.Sc. in Mining Engineering from the University of British Columbia, Vancouver, 2004.
  - Years of Experience:
    - Has 18 years of experience in the mining industry having worked in large coal and copper open pit mining operations.
    - Is a Principal Mining Engineer at Golder (a member of WSP). Provides consulting services for mining projects from preliminary economic assessments to feasibility and permitting. Has assisted mines around the globe with short-range, long-range, drill and blast, and other operational issues.
  - Relevant Experience:
    - Is a Principal Mining Engineer responsible for the mine planning and economic evaluations group in Vancouver, British Columbia.
    - Has completed numerous reserve estimates and audits, operational assistance, short-term mine plans, long-term mine plans, permit applications, and cashflow models.
    - As a mining engineer with Snowden has worked on economic pit shell analyses, training, and site assistance for numerous open pits as well as commissioned an open pit gold mine in Newfoundland, Canada.
  - Professional Registration:
    - Registered Professional Engineer – British Columbia, EGBC Certificate
    - Registered Professional Engineer – Alberta, APEG Certificate
    - Registered Professional Engineer – Ontario, PEO Certificate
    - Registered Professional Engineer – Yukon, APEY Certificate
    - Registered Professional Engineer

- Dawn Garcia
  - Education:
    - Is graduate of Bradley University with a bachelor's degree in Geological Sciences in 1982 and a graduate of California State University, Long Beach, with a master's degree in Geology in 1995
  - Years of Experience:
    - Practiced as an environmental geologist and hydrogeologist for over 35 years.
    - Over 20 years of experience in the mining industry.
  - Relevant Experience:
    - Acted as the Qualified Person for the Environmental, Permitting and Social section for 10 NI 43-101 technical reports and more than 20 detailed environmental and permitting reviews.
    - Conducted environmental, socio-economic, or water-related tasks for over 50 mineral development, mineral processing, and mining operations.
  - Professional Registration:
    - Licensed Professional Geologist (Arizona, License No. 26034)
    - Professional Geologist (CPG) with the American Institute of Professional Geologists (Membership Number 08313)
    - Registered member of the Society for Mining, Metallurgy & Exploration (Membership No. 4135993)

- Jorge Castillo:
  - Education:
    - Is a Senior Consultant with a Master of Science (M.Sc.) in Geotechnical Engineering from the Catholic University of Río de Janeiro (Brazil)) and a Bachelor of Science (B.S.) in Civil Engineering from the National University of Engineering Peru.
    - Completed a Graduate Course in Erosion Control from the Japan International Cooperation Agency (JICA) and has a Graduate Certificate in Project Management from the Queensland University of Technology in Brisbane, Australia.
  - Years of Experience:
    - He has 25 years of experience in geotechnical services and project management in the mining industry.
  - Relevant Experience:
    - His experience in tailings and mine waste projects in North America, South America and Central America include, site geotechnical investigation, tailings dams design and construction, waste dumps

design, foundations design, geotechnical analyses and seismic hazards studies and preparation of construction drawings and specifications.

- Professional Registration:
  - Registered Professional Engineer - Colorado, U.S. (Colorado Registration No. 0054466)
  - Registered Civil Engineer in Peru (Peruvian Registration No. CIP 46756)

- Eugenio Iasillo:
  - Education:
    - Has a Bachelor of Science (B.S.) in Chemical Engineering from the University of Michoacán (Mexico). Completed Continuing Education certificate in Computer Science and Extractive Metallurgy from the University of Arizona.
  - Years of Experience:
    - Has 45 years of experience in the mining industry with 21 years in engineering and metallurgical research geared toward project development.
    - Has a strong background in operation and control of large mineral beneficiation plants and has been involved in engineering and start-up of pilot and industrial scale plants
  - Relevant Experience:
    - As Principal of Process Engineering LLC. provides consulting services for mining project development and mineral processing plants design. Development of metallurgical data, data analysis and development of plant design criteria.
    - Has been Technical Director/ Sr. Process Engineer with Metcon Research / K D Engineering, (Tucson, Arizona) responsible for technical, commercial and operational aspects of a metallurgical research facility with analytical capability.
    - Was a mill manager at Franklin Consolidated Mines, Inc. (Idaho Springs, Colorado); a mill superintendent at Au Magnetics Management Inc. (La Jolla, California); a Concentrator Metallurgist at Sonora Mining Corp. (Sonora, California) and at Phelps Dodge Corp. (Morenci, Arizona); and a Process Engineer at Mexicana de Cobre, S.A. (Sonora, Mexico).
  - Professional Registration:
    - Registered Professional Engineer - Arizona, U.S. (Arizona Certificate/Registration No. 28209)
    - Chemical Engineering, Mexico (Professional Registration, CEDULA No. 486768)

- Michael Pegnam:
  - Education:
    - Graduate of University of Arizona with a bachelor's degree in Geological Engineering

      Graduate of University of California Berkeley with a master's degree in Geotechnical Engineering
  - Years of Experience:
    - He has 28 years of experience in geotechnical engineering in the mining and civil engineering fields
  - Relevant Experience:
    - His relevant experience in slope engineering includes completing slope designs for open pit mines in North America, Mexico, and South America and highway cuts in rock in North America. He also has specialty expertise in rock and soil slope stability evaluation, installation of rock bolts, dowels, and pinned/draped mesh for rockfall mitigation
  - Professional Registration:
    - Registered Professional Engineer - Arizona, U.S. (Registration No. 33800)
    - Registered Professional Engineer – New Mexico, U.S. (Registration No. 16267)
    - Registered Professional Engineer – California, U.S. (Registration No. C56831)
    - Registered member of the American Society of Civil Engineers since 1995 (Membership I.D. #321277)

1.0 EXECUTIVE SUMMARY

1.1 Property Description and Ownership

The Buenavista del Cobre property is an operating porphyry copper mine located within the Cananea mining district in the north-central part of the State of Sonora, Mexico. The property is located about 222 kilometers (km) northeast of the city of Hermosillo, Sonora and 150 km southeast of the city of Tucson, Arizona. The property covers an area of 89,220.5 hectares (ha) of mining concessions. The Cananea mining district is located at an altitude of between 1,600 and 2,485 meters (m) above mean sea level (amsl). The elevation of the mine is of the order of 1,604 m.

All the estimated Mineral Resources and Reserves lie within privately owned or possessed land under the name of Buenavista del Cobre SA de CV, or Proyecciones Urbanisticas S de RL de CV. Ownership is not required to explore or mine a concession; however, Southern Copper Corporation generally owns the land related to the Buenavista del Cobre operations. Additionally, Southern Copper Corporation stated that all the processing facilities of the Buenavista del Cobre operations and land on which they are built are owned by Southern Copper Corporation.

1.2 Geology and Mineralization

The Cananea mining district, where the Buenavista del Cobre porphyry copper deposit is located, lies within the eastern section of the Sonora Basin and Range Province of northern Mexico. Sustained magmatic activity along the North American Cordillera during the late Mesozoic through Paleogene resulted in the development of numerous porphyry copper deposits. The Precambrian Cananea Granite basement rocks are overlain by several Paleozoic sedimentary units ranging in age from the Cambrian Capote Quartzite through thick limestone sequence of Upper Paleozoic age. Overlying the Paleozoic sediments and Precambrian granite of Cananea are the Henrietta and Elenita formations which are Triassic to late Jurassic in age and are comprised of volcanic rocks of latite to andesite composition. The El Torre Syenite is of roughly the same age. The youngest volcanic units in the district are andesitic tuffs and rhyolites of the Mesa Formation.

The intrusions of diorite, granodiorite and quartz monzonite formed after the emplacement of the Mesa Formation. In the final stage of intrusive activity, diabase dikes intruded faults and fractures with a NW - SE trend. Pipe-like breccias formed as late-stage products of the quartz-monzonite porphyries. During the Cenozoic, alluvial and fluvial sediments were deposited as erosion of the Cananea Mountains occurred. Exhumation of the upper part of the Cananea mining district porphyry system resulted in the formation of a supergene enrichment and an oxidation overburden overlying the porphyry system.

The Buenavista del Cobre (BVC) deposit in the Cananea mining district is divided into two target zones, namely BVC and Buenavista Zinc (BVZ). The BVZ deposit conformably underlies the BVC deposit and is located to the northwest of the BVC deposit

1.3 Status of Exploration

The Cananea mining district has been subject to several historical and recent exploration campaigns targeting copper mineralization at the Project site. These exploration campaigns included channel and bulk sampling, exploration drilling, and geotechnical drilling. To date, 1,079,637 m of exploration drilling has been carried out, distributed in 6,204 drill holes. These exploration campaigns have been carried out by different mining companies since 1926. Since 1991 SCC has made significant investments in exploration work to quantify the Mineral Resources and Mineral Reserves of the BVC deposit.

The main objective of the exploration programs implemented at BVC have been to explore for new ore bodies as well as the increase of Proven and Probable Mineral Reserves. The achievement of these objectives has served as a basis to support planning and growth strategies as well as investment programs for the modernization of the mining unit.

1.4 Development and Operations

The BVC open pit mine has been in operation for more than 50 years. The ore at BVC is recovered using open-pit conventional truck and shovel mining methods due to the proximity of the ore to the surface and the physical characteristics of the deposit. Mining operations progress in a three-step process, which includes development, overburden removal, and ore production. In the development phase, drainage and water control are established, and then the required infrastructure consisting of power, pipelines, and roadways is established.

All required fixed and permanent infrastructure of power, pipelines and primary roadways, and Project access are established. Drainage, water controls, and mine access roads and ramps are established for current operations and will be expanded and continued as the pit progresses through its planned life of operations.

Since this is a well-established operation, the deposit, mining, beneficiation, and environmental aspects of the Project are very well understood. The knowledge for BVC is based on the collective experience of personnel from SCC site operations and technical disciplines gained during years of copper mining and ore beneficiation. This knowledge is supported by years of production data and observations from BVC personnel.

A life-of-mine (LOM) plan and pit design were developed for 2022 through 2052. LOM plan pit design is based on current geotechnical and hydrology designs, and extraction limits, which are dictated by mining recovery and dilution factors, cut-off grade (COG) estimation, and economic pit optimization analysis. Pit design includes detailed design factors for wall slopes, berm widths, pit bottom, and access ramp grades and widths.

The LOM plan includes annual forecasts of waste removal and transportation and ore extraction and beneficiation. Waste is hauled to one of the 2 ex-pit waste dumps, or overburden storage facilities (OSFs). Overburden material is loaded by 15 electric rope shovels loading 360-t haul trucks. Dozers assist the loading fleet with general clean-up and material removal, as necessary. Dozers are used to push overburden down the sides of the OSFs on an as-needed basis.

Ore is mined, transported, and crushed for processing to recover copper concentrate, molybdenum concentrate, and zinc concentrate. Two copper beneficiation plants, Concentrator 1 and Concentrator 2, are in operation at BVC. Concentrator 1 has been in operation since 1988 and Concentrator 2 since 2016. The two concentrators follow a conventional process of crushing, screening, ball milling and sequential flotation to separate copper and molybdenum concentrates. The differences between the two plants are size of the equipment and the number of machines dedicated to each unit operation, because Concentrator 2 was designed and built with modern equipment 30 years after Concentrator 1.

BVC processing facilities also include three leaching, solvent extraction and electrowinning (L-SX-EW) plants. The leachate facilities identified as Quebalix I to IV are located adjacent to leach pads. The leach pad at each Quebalix facility is fed with leached ore that is crushed, transported, and stacked with belt conveyors. The primary process for BVC is conventional milling/flotation of ore above a COG of around 0.30%Cu. Low-grade ore, between 0.15% and 0.30% total Cu that result from mining concentrator-grade ore is leached as part of the secondary process. The L-SX-EW process is used to produce pure copper cathode.

Zinc and copper extracted from the BVZ sulfide ores mined from the BVZ area of the pit will be sent to the ZN concentrator or one of the Cu concentrators.

The LOM plan life is approximately 30 years, as of December 31, 2021, with Run-of-Mine (ROM) ore tonnages delivered to the beneficiation plants ranging from 73 to 200 Million tonnes per year (Mtpy) on a dry basis, resulting in the production of approximately 500 million pounds (Mlb) to 1,300 Mlb per year of concentrated copper.

The mining equipment fleet planned includes a range of 7 to 15 electric rope-shovels, 100 to 120 end-dump haul trucks, and mine support equipment to support the mine plan production requirements.

1.5 Mineral Resource Estimate

This sub-section contains forward-looking information related to Mineral Resource estimates for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including geological and grade interpretations and controls and assumptions and forecasts associated with establishing the prospects for economic extraction.

The Mineral Resource were estimated based on the long-standing exploration drilling and sampling completed at BVC since 1926. The drilling database used for the modeling was reviewed with the Qualified Person’s (QP's) internal software (DataCheck®), which allows the detection of inconsistencies such as: overlapping intervals, excessive path deviation between measurement intervals, duplication of collars, sample depth greater than the depth of the collar, among others. Two different geological models were prepared for BVC, including a Lithology model and a Mineral Zone model, which were used to define estimation domains for the Resource model. Exploratory Data Analysis (EDA) and geostatistical analysis were completed on the raw and composite data sets to help define interpolation parameters and Mineral Resource classifications. The Mineral Resources were restricted based on an optimized pit limit that took into account economic cut-off value, price, mining costs, infrastructure limitations, and mineral licenses.

Mineral Resource estimates exclusive of Mineral Reserves are summarized in Table 1.1 on a 100% ownership basis. Mineral Resources presented in the table are in accordance with the definitions presented in S-K 1300. The effective date of the Mineral Resource estimate is December 31, 2021.

Table 1.1: In-Situ Mineral Resource Estimate, Exclusive of Mineral Reserves – 100% Ownership Basis

Process	Classification	Tonnes (Mt)(4)	Grade			Contained Metal		
			Total Cu (%)(2)	Mo (%)(2)	Zn (%)(2)	Cu (kt)(5)	Mo (kt)(5)	Zn (kt)(5)
Plant Cu(1)(3)	Measured	-	-	-	-	-	-	-
	Indicated	944	0.38	0.005	0.07	3,580	51	657
	Measured + Indicated	**944**	**0.38**	**0.005**	**0.07**	**3,580**	**51**	**657**
	Inferred	14,467	0.21	0.004	0.03	30,442	590	4,305
Plant Zn(1)(3)	Measured	-	-	-	-	-	-	-
	Indicated	183	0.46	0.002	0.78	847	3	1,419
	Measured + Indicated	**183**	**0.46**	**0.002**	**0.78**	**847**	**3**	**1,419**
	Inferred	194	0.43	0.003	0.49	830	6	953
Leach(1)(3)	Measured	-	-	-	-	-	-	-
	Indicated	82	0.13	-	-	104	-	-
	Measured + Indicated	**82**	**0.13**	**-**	**-**	**104**	**-**	**-**
	Inferred	3,812	0.14	-	-	5,398	-	-

Notes:
1. Mineral Resources are reported on a 100% basis and are exclusive of Mineral Reserves.
2. Mineral Resources are reported on a break-even plant and leach profit basis.
3. The estimate was constrained to within the Resource pit based on a Cu price of $US3.795/lb, Mo price of US$11.50/lb and Zn price of $1.32/lb
4. Tonnes are reported on a dry basis
5. Contained Metal (CM) is calculated as follows:
   CM = Tonnage (Mt) * Grade (%) * 10
6. Tonnage and contained metal have been rounded to reflect the accuracy of the estimate and numbers may not add exactly
7. The estimate was completed using a SG of 2.6
8. The estimate was constrained to within the Resource pit
9. The Mineral Resource estimates were prepared by Ronald Turner, CP. (who is the independent Qualified Person for these Mineral Resource estimates), reported using the S-K 1300 Definition Standards adopted December 26, 2018

It should be noted that SCC has a 99.95% ownership in BVC through their main subsidiaries with the remainder being held through intermediate holding companies.

1.6 Mineral Reserve Estimate

This sub-section contains forward-looking information related to Mineral Reserve estimates for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including Mineral Resource model tonnes and grade, modifying factors including mining and recovery factors, production rate and schedule, mining equipment productivity, commodity market and prices and projected operating and capital costs.

A Mineral Reserve estimate has been prepared for BVC . Reserves are limited by a buffer of 500 m from the nearby town of Cananea, the remaining capacity of the New Tailings Storage Facility (TSF) and the ultimate pit designed for the LOM plan, which was limited with an economic optimized pit analysis.

The reserve estimate includes mining modifying adjustments for mining ore recovery, mining dilution, and process recovery factors. An economic cut-off value has been used to identify ore being routed to the copper concentrators, to the leach pad, to the zinc plant or to be treated as waste.

For this Mineral Reserve estimate, Indicated Mineral Resources inside the ultimate pit were converted to Probable Mineral Reserve. The Mineral Reserve estimates are shown in Table 1.2 on a 100% ownership basis. The effective date of the Mineral Reserve estimate is December 31, 2021.

Table 1.2: Mineral Reserve Estimate (ROM) – 100% Ownership Basis

Classification	Destination	Tonnes (Mt)	Grades			Contained Metal		
			Total Cu (%)	Mo (%)	Zn (%)	Cu (Mlbs)	Mo (Mlbs)	Zn (Mlbs)
Probable	Sulfide ROM Ore - Cu Plant	2,104	0.36	0.007	-	16,881	343	-
	Sulfide ROM Ore - Zn Plant	68	0.36	-	1.40	531	-	2,097
	Sulfide ROM Ore - Total	**2,172**	**0.36**	**-**	**-**	**17,412**	**343**	**2,097**
	Leachable Ore	1,126	0.22	-	-	5,506	-	-
	Waste	3,301						
	Total Material	6,599						
	Stripping Ratio ((W+L)/O)	2.10						
	Stripping Ratio (W/(O+L))	1.02						

Notes:

1. Mineral Reserves are reported effective 31 December, 2021. The Qualified Person for the estimate is Mr. Danny Tolmer, P.Eng.
2. Mineral Reserves are the economic portion of the Mineral Resources selected for leach and/or concentrator recovery processes and includes considerations for modifying factors such as mining loss (2%) and dilution (1%), described in Section 13.3.1.
3. Mineral reserves are reported above a breakeven economic value, inclusive of processing costs and transport streams. Details of the economic cut-off are provided in Section 12.2.4.
4. Tonnages are reported in metric units. Contained copper, molybdenum, and zinc is reported in imperial units.
5. Numbers have been rounded to reflect appropriate accuracy and may result in apparent summation difference between tonnes, grade, and contained metal content.
6. Grades and contained metal are not reported if there is no value from the respective processing and transport streams

It should be noted that SCC has a 99.95% ownership in BVC through their main subsidiaries with the remainder being held through intermediate holding companies.

1.7 Capital and Operating Costs

This section contains forward-looking information related to capital and operating cost estimates for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this section including prevailing economic conditions continue such that projected capital costs, labor and equipment productivity levels and that contingency is sufficient to account for changes in material factors or assumptions.

The annual production estimates were used to determine annual estimates of capital and operating costs. All cost estimates were in Q4 2021 US$. Total capital costs are estimated to be about US$5.3 billion including new mine equipment, major maintenance and components and special projects. Annual operating costs were based on historical operating costs, material movements and estimated unit costs. They included costs for mining, crushing and conveying, milling, leaching, SX-EW, molybdenum plant, zinc plant, freight and marketing costs and estimates of accretion and closure. Annual total operating costs varied from US$3.08 per tonne to US$5.94 per tonne of total material moved, with an average total cost of US$5.00 per tonne of total material moved.

1.8 Economic Analysis

This section contains forward-looking information related to economic analysis for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including estimated capital and operating costs, project schedule and approvals timing, availability of funding, projected commodities markets and prices.

All costs were assumed to be at Q4 2021 US$.

For the economic analysis, a Discounted Cashflow (DCF) model was developed. SCC requested that the following commodity prices be considered for the economic analysis: Copper at US$3.30/lb, Molybdenum at US$10.00/lb and Zinc at US$1.15/lb. The QP is of the opinion that these prices reasonable reflect current market prices and are reasonable to use as forecast future prices for the purpose of the economic analysis for this Study.

The discounted cashflow establishes that the Mineral Reserves estimate provided in this report are economically viable. The base case NPV_{10} is estimated to be US$3.7 B. The Net Present Value for this study is most sensitive to copper price.

The QP considers the accuracy and contingency of cost estimates to be well within a Prefeasibility Study (PFS) standard and sufficient for the economic analysis supporting the Mineral Reserve estimate for BVC.

1.9 Permitting Requirements

This sub-section contains forward-looking information related to permitting requirements for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including regulatory framework is unchanged for Study period and no unforeseen environmental, social or community events disrupt timely approvals.

The most recent mine operations are under an environmental license; older operations precede the environmental permitting regulations. However, BVC is planning to submit a regional Environmental Impact Statement that will include all other historical mining facilities and activities that were not included in the current environmental license. The timing of the submittal of the regional environmental impact statement was not provided to the QP, nor is it known whether the Mexican environmental agency has established a due date.

Mexico has established environmental laws and regulations that apply to the development, construction, operation and closure of mining projects. The operations generate mining wastes in the form of tailings, waste rock and spent ore, which have all been characterized as potentially acid generating (PAG). Geochemistry static testing has also indicated high levels of arsenic, antimony and lead that could exceed permissible limits. No kinetic testing has been carried out to determine metals leaching scenarios over time. The slag was classified as non-hazardous waste; however, the historic smelter area contains soils contaminated with arsenic and lead. There are active violations, primarily associated with the New TSF, that have proposed compliance plans.

Due to the age of the historic operations, no environmental studies were completed prior to the start of operations; however subsequent environmental baseline studies have been prepared to characterize the environmental conditions of the area, including climate, fauna, flora, and hydrology. The operations are not deemed to be within a protected area decreed by state, federal, or municipal agencies.

The operations have established environmental monitoring programs to comply with Mexican regulations. Of particular importance are the air, surface water and groundwater quality monitoring programs. Surface water quality in the region has been impacted from the historic mining operations and from the town of Cananea.

Contaminants related to the mining operations have been detected in surface water downstream from the TSF No. 3 (Sonora River basin) during the baseline studies; however more recent water quality data as part of the environmental monitoring program indicated that none of the results exceeded Mexican permissible limits for surface water discharges.

There are no naturally occurring surface water bodies at the mine site and the streams are ephemeral. Recent groundwater quality data indicated that permissible limits were exceeded for some constituents when compared to surface water discharge standards and additional constituents based on Mexican standards for human consumption.

Mexico has not established a specific mine closure regulation. No written closure plan has been developed for the BVC operations. A 2020 Asset Retirement Obligation estimated at about US$440 million was developed but does not currently include a mine closure plan. A detailed closure plan must be developed.

Stakeholders identified in 2020 were local ejidos, neighborhoods, institutions, groups, communication media, formal and informal leaders, and government. The community has a dependence on BVC for employment. Health and environmental aspects are high concerns. A high-profile spill of copper sulfate from a leaching pond that impacted the Sonora River in 2014 has continued to be a factor in stakeholder perception and there are lawsuits that have not been resolved. The Mexican environmental agency determined that the remediation, repair and compensation of damages to the environment and human health were satisfactory in 2017 and the environmental file was closed. Social license is a potential risk for the operations.

1.10 Qualified Person's Conclusions and Recommendations

As the BVC Mine is an active mine with more than 50 years of operational experience and data, it is the QP's opinion that the relevant technical and economic factors necessary to support economic extraction of the Mineral Resource have been appropriately accounted for at the Mine. Some additional work has been identified, and is being implemented by the site teams, to improve the classification categories of the mineral resources but is not deemed to influence the prospect of economic extraction for the Mineral Resources stated in this TRS.

The 2021 Mineral Resource estimate may be materially impacted by any future changes in the breakeven economic cut-off value, potentially resulting from changes in mining costs, processing recoveries, or metal prices or from changes in geological knowledge as a result of new exploration data.

In the QP's opinion, the operational and mine planning data, process recovery testing and modeling, LOM Plan, and estimation are carried out in a manner that both represents the data and operational experience and methodology well and mitigates the likelihood of material risk in the estimate of Mineral Reserves.

2.0 INTRODUCTION

Southern Copper Corporation (SCC) is an indirect subsidiary of Grupo Mexico S.A.B. de C.V. (Grupo Mexico) which, as of December 31, 2021, owns 88.9% of SCC through its wholly-owned subsidiary Americas Mining Corporation (AMC). SCC's operations in Mexico are conducted through its subsidiary, Minera Mexico, S.A. de C.V. (Minera Mexico), which SCC acquired in 2005 from Americas Mining Corporation. SCC owns 99.6% of Minera Mexico.

Minera Mexico is a holding company and operates through three main subsidiary units namely, Operadora de Minas e Instalaciones Mineras, S.A. de C.V. (the Buenavista unit), Mexicana de Cobre, S.A de C.V. (the La Caridad unit) and Industrial Minera Mexico, S.A. de C.V. (the IMMSA unit). The corporate organization structure is shown in Figure 2.1.The Buenavista unit includes an open-pit copper mine, two copper concentrators and two Solvent Extraction and Electrowinning (SX-EW) plants.

Figure 2.1: Southern Copper Corporation Organization Structure


Groupo Mexico, S.A.B. de C.V. (Mexico)
100.00%
Americas Mining Corporation (USA)
88.91%
Southern Copper Corporation (USA)
99.29%
Southern Peru Copper Corporation Peru Branch (Peru)
99.96%
Minera Mexico, S.A. de C.V. (Mexico)
100%
Minera El Pilar (Mexico)
98.18%
Mexicana de Cobre, S.A. de C.V. (La Caridad unit)
99.99%
Industrial Minera Mexico, S.A. de C.V. (IMMSA unit)
99.99%
Operadora de Minas e Instalacions Mineras, S.A. de C.V. (Buenavista unit)

Source: SCC

The chart describes the organizational structure and identifies SCC's main subsidiaries and does not include their intermediate holding companies.

2.1 Registrant Information

This Technical Report Summary (TRS) for the BVC property located in the north-central part of the State of Sonora, Mexico, was prepared by Golder Associates USA Inc. (Golder), a member of WSP, for SCC. As noted on the Date and Signature Page, several QPs were involved in the technical work summarized in this TRS.

2.2 Terms of Reference and Purpose

The effective date of this TRS report was February 24, 2022, while the effective date of the Mineral Resource and Mineral Reserves estimates was December 31, 2021. It is the Qualified Person's opinion that there are no known material changes impacting the Mineral Resource and Mineral Reserve estimates between December 31, 2021 and February 24, 2022.

This TRS uses US English spelling and a combination of Metric and Imperial units of measure. Ore grades are presented in weight percent (wt.%), while metals quantities are stated in pounds. All other values are presented in Metric units of measure. Costs are presented in constant US Dollars as of December 31, 2021.

Except where noted, coordinates in this TRS are presented in metric units using the World Geodetic System (WGS) 1984 Universal Transverse Mercator (UTM) ZONE 12 North (12N).

The purpose of this TRS is to report Mineral Resources and Mineral Reserves for SCC's Buenavista operation.

Key Acronyms and definitions for this Report include those items listed in Table 2.1.

2.3 Sources of Information

Much of the information and data used in the development of this TRS was provided by BVC and SCC as well as sourced from publicly available information.

Most of the technical documents related to the tailings storage facilities were received when Golder personnel visited Grupo Mexico's office in Mexico City on October 14, 2021, and October 15, 2021. Technical documents related to the TSF No. 3 were received on December 1, 2021.

A detailed list of cited reports is noted in Section 24.0 of this TRS.

Table 2.1: Key Acronyms and Definitions

Abbreviation/Acronym	Definition
%	percent
°	degrees
12N	ZONE 12 North
3D	three-dimensional
A	ampere
AA	Atomic Absorption
AFC	Antigua Fundación" (historical smelter) of Cananea
Ag	silver
AMC	Americas Mining Corporation
amsl	above mean sea level
As	arsenic
Au	gold
Bi	bismuth
Bm^3	Billion cubic meters
Bt	Billion tonnes
BVC	Buenavista Copper
BVZ	Buenavista Zinc
Cd	Cadmium
CD	Contingency Dam or Presa de Contingencia
CESCA	Centro de Estudios, Servicios y Consultorias Ambientales
CFE	Comision Federal de Electricidad, or federal electricity commission
CIQ	China Inspection and Quarantine Services
cm/pixel	cenitmeter per pixel
CNA	Comision Nacional del Agua or National Water Commission
CNI	Call & Nicholas, Inc.
COFEPRIS	Comision Federal para la Proteccion contra Riesgos Sanitarios
COG	cut-off grade
CONAGUA	Mexican Water Commission
CRM	certified reference material
Cu	copper
CuCN	soluble copper cyanide
Cug/L or g Cu/L	grams of copper per liter
Cu-Mo	copper-molybdenum
CuO	copper oxide
CuSol	copper soluble
DDH	diamond drill hole
DGM	Direccion General de Mina
dmtpd	dry metric tonnes per day
dmtph	dry metric tonnes per hour
DSR	Dam Safety Review
DTH	Down-the-Hole
EOR	engineer of record
EU	Estimation Units
F	Fluorine
Fe	iron
FOS	Factor of Safety
FS	Feasibility Study
ft	feet
ft^3	cubic feet
g	gram
GERD	Servicios y Soluciones de Ingenieria y Logistica
GIL	geological information limit
Golder	Golder Associates USA Inc.
GPS	Global Positioning System
Grupo Mexico	Grupo Mexico S.A.B. de C.V.

Abbreviation/Acronym	Definition
H2	second half
ha	hectare
Hg	Mercury
HYR	high yield restrictions
ICP-OES	Inductively Coupled Inductively Coupled Plasma-Optical Emission Spectrometry
IMMSA unit	Industrial Minera Mexico, S.A. de C.V.
INEGI	National Institute of Statistics and Geography
ITRB	Independent Tailings Review Board
kg	kilogram
km	kilometers
Kt	kilotonnes
kV	kilovolt
kW/t	kilowatt hour per tonne
$L/h/m^2$	liters per hour per square meter
La Caridad unit	Mexicana de Cobre, S.A de C.V.
liters per minute per hectare	L/m/ha
LME	London Metal Exchange
LO	loaded organic
LOM	life-of-mine
lps	liters per second
L-SX-EW	Leach-Solvent Extraction and Electrowinning
m	meter
M	million
m/d	meters per day
m^2	square meter
m^3	cubic meter
m^3/h	cubic meters per hour
m^3/s	cubic meters per second
Ma	million years ago
masl	meters above sea level
MASP	MASP Mexico SC
Mdmtpy	Million dry metric tonnes per year
MGE	Mexico Generadora de Energia S. de R. L.
Minera Mexico	Minera Mexico, S.A. de C.V.
mm	millimeters
Mm^3	Million cubic meters
Mo or moly	molybdenum
MS	Microsoft
Mt	million tonnes
Mtpa	million tonnes per annum
Mtpa	million tonnes per year
MW	megawatt
MXN$	Mexican Peso
NAG	non acid generating
NE	northeast
NPV	net present value
NW	northwest
NW-SE	northwest-southeast
OBO	Golder’s proprietary software, OBO V11.05®
OK	Ordinary Kriging
OREAS	ORE Research & Exploration Pty Ltd
OSF	overburden storage facility
PAG	potentially acid generating
parts per billion	ppb
Pb	lead
pcf	pounds per cubic foot

Abbreviation/Acronym	Definition
PEMEX	Petroleos Mexicanos
PFM	potential failure mode
PLS	pregnant leach solutions
PRI	primary sulfide unit
QA/QC	quality assurance and quality control
QCg	Polymictic Conglomerate
QP	Qualified Person
RC	reverse circulation
RE	rich electrolyte
REPDA	Registro Publico de Derechos de Agua (Public Registry of Water Rights)
RF	revenue factor
ROM	run-of-mine
RQD	rock quality designation
RTK	real-time kinematic
S	sulfur
SAG	semi-autogenous
Sb	antimony
SCC	Southern Copper Corporation
SE	southeast
SE	spent electrolyte
SEMARNAT	Secretaria de Media Ambiente y Recursos Naturales (Mexican environmental agency)
S-K 1300	United States Security and Exchange Commission’s regulation Subpart S K 1300
Sonora Sample	Sonora Sample Preparations, S.A. de C.V.
SRB	
SX-EW	Solvent Extraction and Electrowinning
t/m^3	tonnes per cubic meter
TARPS	triggering action response plan(s)
TC/RC	Treatment and Refining Charges
TCS	Triaxial Compressive Strength
TEM	Transient Electromagnetic
the Buenavista unit	Operadora de Minas e Instalaciones Mineras, S.A. de C.V.
tpd	tonnes per day
tph	tonnes per hour
tpy	tonnes per year
TRS	Technical Report Summary
TSF	tailings storage facility
UCS	Uniaxial Compressive Strength
US$	United States Dollars
UTM	1984 Universal Transverse Mercator
WGS	World Geodetic System
WNW	west-northwest
wt.%	weight percent
y/y	year-over-year
Zn	zinc

2.4 Personal Inspection Summary

A site visit and inspection of the Buenavista del Cobre mining operation was completed on August 24 and August 25, 2021, by Golder's QPs responsible for the preparation of this TRS. The Golder QPs present at the site visit included Mr. Ronald Turner, Mr. Danny Tolmer, P.Eng., Ms. Dawn Garcia, CPG, Mr. Jorge Castillo, P.E. and Mr. Eugenio Iasillo, P.E.

The Golder team that conducted the site visit was provided with a site safety orientation, introduced to key mine personnel who conducted the guided tours of specific site areas. Golder QPs visited key areas of the open pit, including active mining areas, crusher locations, waste storage facilities, ROM and crushed leach pads, process facilities, core shack, dispatch, security gate, administration, historical smelter, and other infrastructure. The site visit also included the tour of the No. 3 TSF and the New TSF.

2.4.1 Ronald Turner

The independent QP, as defined in S-K 1300, responsible for the preparation of the Mineral Resources provided in this TRS is Mr. Ronald Turner (MAusIMM), Senior Resource Geologist. Mr. Turner visited BVC on August 24 and August 25, 2021.

During the site visit, Mr. Turner visited and inspected the mining operations, data capture facilities and the current conditions for sample storage. He inspected representative core of the deposit, sample cutting and logging areas. Mr. Turner also conducted discussions with site personnel regarding the geology and mineralization and how such controls are included in the resource model and reviewed geological interpretations with staff.

2.4.2 Danny Tolmer

The independent QP, as defined in S-K 1300, responsible for the preparation of the Mineral Reserves provided in this TRS is Mr. Danny Tolmer (P.Eng), Principal Mining Engineer. Mr. Tolmer visited the Buenavista operations on August 24 and August 25, 2021.

During the site visit, Mr. Tolmer visited and observed the open pit operation, material handling facilities, leach pads, and overburden storage facilities. Mr. Tolmer visited various areas of the open pit including the phase 8, 9, 10, 11 areas which were being mined at the time of the visit. Mr. Tomer also conducted discussions with site personnel responsible for the QBlix 4 crusher, dispatch, tailings, geology, security, and management of the site.

2.4.3 Dawn Garcia

The independent QP, as defined in S-K 1300, responsible for the preparation of the summary of the hydrogeologic, environmental, permitting, and social aspects provided in this TRS is Ms. Dawn Garcia, CPG, Senior Consultant at Golder. Ms. Garcia visited BVC on August 24 and August 25, 2021.

During the site visit, Ms. Garcia met with site personnel and toured the operating mine, including various water management facilities, tailings storage facilities, leaching operations and the historic smelter. Ms. Garcia also held discussions with the water management team to understand the freshwater supply infrastructure and concessions.

2.4.4 Eugenio Iasillo

The independent QP, as defined in S-K 1300, responsible for the preparation of the mineral processing sections provided in this TRS is Mr. Eugenio Iasillo PE, Principal, Process Engineering LLC. Mr. Iasillo visited BVC on August 24 and August 25, 2021.

During the site visit, Mr. Iasillo visited and observed the following processing areas: Crushing, Grinding, Flotation, Thickening, and Hydrometallurgy (Leaching and SX-EW).

2.4.5 Jorge Castillo

The independent QP, as defined in S-K 1300, responsible for the preparation of the Tailings Section provided in this TRS is Mr. Jorge Castillo P.E., MSc. in geotechnical engineering. Mr. Castillo visited the new TSF and TSF No. 3 at Buenavista mine on August 24, and August 25, 2021. During the site visit, Mr. Castillo visited and observed three areas of the embankments along the crest and toe. Mr. Castillo also conducted discussions with site personnel during the site visit. Mr. Castillo also conducted discussions with the Grupo Mexico tailings manager during the visit of Grupo Mexico's office in Mexico City on October 14, 2021, and October 15, 2021.

2.5 Previously Filed Technical Report Summary Reports

This is the first TRS being filed for the BVC mine site.

3.0 PROPERTY DESCRIPTION

3.1 Property Location

As shown on Figure 3.1, the Buenavista del Cobre property is in the north-central part of the State of Sonora, Mexico, about 222 km northeast of the city of Hermosillo, Sonora and 150 km southeast of the city of Tucson, Arizona. The property covers an area of 89,220.5 ha of mining concessions.

The geographical location of the Cananea mining district is between latitudes 30° 42' and 31° 16' north and longitude meridians 109° 51’ and 110° 33' west. The Cananea mining district is located at an altitude of between 1,600 and 2,485 meters (m) above mean sea level (AMSL). The elevation of the city is of the order of 1,604 m AMSL.

3.2 Mineral Rights

3.2.1 Legal Framework in Mexico of Mineral Mining Rights

Mining and exploration rights in Mexico are controlled by the federal government. Prior to 2006, exploration and mining rights were assigned to third parties by the granting of “exploration” and “exploitation” concessions, each with differing validity periods and tax and assessment obligations. Mining law reform in December 2005 simplified the concession regime, and all new concessions are “mining concessions,” which are valid for a 50-year period and are renewable. Upon enactment of the mining law reform, all previously issued “exploration” and “exploitation” concessions automatically converted to “mining concessions” with the effect date of title the same as that of the previously titled “exploration” or “exploitation” concession. The mining concessions are administered by the Direccion General de Mina (DGM), a sub-secretariat of the cabinet-level Secretary of Economy. To maintain concessions in good legal standing, concession holders are obligated to pay semi-annual tax payments and to annually file documentation of exploration or development work at the concession.

3.2.2 Mineral Concessions

The BVC operations consists of 43 mining concessions covering in aggregate 89,220.5 Ha. Concessions controlled by BVC are summarized in Table 3.1 and shown in Figure 3.2. All these concessions are in good legal standing as reported by SCC and valid for a term of 50 years from the date the concessions were granted. The concession can be renewed for an additional 50 years.

Holding fees for mining concessions vary from US$0.36 to US$7.92 per Ha, depending on the start date of the mining concession. As reported by SCC, fees paid during 2020, 2019, and 2018 were approximately US$6.6 million (M), US$7.1 M, and US$6.3 M, respectively.


SANTA CRUZ
SAN PEDRO
JOSÉ MARÍA MORELOS Y PAVÓN (SAUCEDA)
MIGUEL HIDALGO (SAN LÁZARO)
CUAUHTÉMOC
MILPILLAS
IGNACIO ZARAGOZA (LA MESA)
OBSERVATORIO GUILLERMO HARO
EMILIANO ZAPATA
CUITACA
MUSEO LA CARCEL
CEMENTERIO
VICENTE GUERRERO
HEROICA CIUDAD DE CANANEA
MINA BUENAVISTA DEL COBRE
GRUPO MEXICO
CANANEA, SONORA
UNÁMICHI
BACOACHI
KEY MAP
Nogales
Aguaprieta
Cananea
Nacozari
Hermosillo, Mex.
Exploration Concessions

LEGEND

- Cultural Areas
- Site Location
- Highway
- Railway
- Towns and Cities

0 — 20 Kilometers

1:400,000

NOTE(S)

REFERENCE(S)

1. COORDINATE SYSTEM: WGS 1984 UTM ZONE 12N
2. IMAGERY SOURCE: ESRI, MAXAR, GEOEYE, EARTHSTAR GEOGRAPHICS, CNES/AIRBUS DS, USDA, USGS, AEROGRID, IGN, AND THE GIS USER COMMUNITY AIRBUS,USGS,NGA,NASA,CGIAR,NCEAS,NLS,OS,NMA,GEODATASTYRELSEN,GSA,GSI AND THE GIS USER COMMUNITY

CLIENT

GrupoMéxico

PROJECT

BUENAVISTA MINE

TITLE

PROPERTY LOCATION MAP

CONSULTANT

GOLDER MEMBER OF WSP

YYYY-MM-DD	2022-02-22
DESIGNED	JW
PREPARED	TBH
REVIEWED	SP
APPROVED	MO

PROJECT NO.	CONTROL	REV.	FIGURE
20442424	-	-	3.1

Table 3.1: Mineral Concessions

Concession Number	Concession Name	Municipality	Province	Date Granted	Expiry Date	Area (ha)
184661	CANANEA	Cananea	Sonora	10/11/1989	09/11/2039	463.1
184662	CANANEA II	Cananea	Sonora	10/11/1989	09/11/2039	302.7
184663	CANANEA III	Cananea	Sonora	10/11/1989	09/11/2039	475.1
184664	CANANEA IV	Cananea	Sonora	14/11/1989	13/11/2039	416.0
184665	CANANEA V	Cananea	Sonora	14/11/1989	13/11/2039	449.4
184666	CANANEA VI	Cananea	Sonora	09/11/1989	08/11/2039	479.0
184667	CANANEA VII	Cananea	Sonora	10/11/1989	09/11/2039	480.0
184668	CANANEA VIII	Cananea	Sonora	09/11/1989	08/11/2039	480.0
184669	CANANEA IX	Cananea	Sonora	10/11/1989	09/11/2039	480.0
184670	CANANEA X	Cananea	Sonora	14/11/1989	13/11/2039	480.0
184671	CANANEA XI	Cananea	Sonora	10/11/1989	09/11/2039	453.0
208534	FRACCION I MARIA 46-1	Cananea	Sonora	24/11/1998	23/11/2048	195.0
208535	FRACCION II MARIA 46-1FRACCION I	Cananea	Sonora	24/11/1998	23/11/2048	354.5
208536	FRACCION II MARIA 46-1FRACCION II	Cananea	Sonora	24/11/1998	23/11/2048	5.5
211244	FRACCION III MARIA 46-1	Cananea	Sonora	18/04/2000	17/04/2050	1,523.4
211526	MARTA	Cananea	Sonora	31/05/2000	30/05/2050	324.4
212913	TROYA 4	Cananea	Sonora	12/02/2001	11/02/2051	28.0
214442	EL SALTO	Cananea	Sonora	05/09/2001	04/09/2051	483.3
216319	EL PREMIO 2 FRACC. I	Cananea	Sonora	06/05/2002	05/05/2052	7.3
217656	TROYA 2	Cananea	Sonora	05/08/2002	04/08/2052	350.0
220488	EL CARACOL FRACC. I	Cananea	Sonora	11/08/2003	10/08/2053	83.9
220489	EL CARACOL FRACC. II	Cananea	Sonora	11/08/2003	10/08/2053	1.6
222923	LA PRESA FRACCION I	Cananea	Sonora	20/09/2004	19/09/2054	479.1
223839	MARIA 49	Cananea	Sonora	23/02/2005	22/02/2055	281.2
225085	LA PRIMAVERA	Cananea	Sonora	11/07/2005	10/07/2055	28.7
225543	LA PRESA FRACCION II	Cananea	Sonora	20/09/2005	19/09/2055	721.3
225544	SANTA ISABEL	Cananea	Sonora	20/09/2005	19/09/2055	250.0
225545	COBRE RICO	Cananea	Sonora	20/09/2005	19/09/2055	12.2
225546	EL PREMIO	Cananea	Sonora	20/09/2005	19/09/2055	36.5
225591	EL PREMIO 2 FRACC. II	Cananea	Sonora	22/09/2005	21/09/2055	1.6
231469	CANANEA	Cananea	Sonora	27/02/2008	26/02/2058	4,729.2
232231	MARIA 54	Cananea	Sonora	08/07/2008	07/07/2058	1.4
232232	MARIA 55	Cananea	Sonora	08/07/2008	07/07/2058	20.0
239316	TROYA 3	Cananea	Sonora	13/12/2011	12/12/2061	112.3
239339	SALSIPUEDES	Cananea	Sonora	13/12/2011	12/12/2061	1,468.1
239357	SALSIPUEDES 2	Cananea	Sonora	13/12/2011	12/12/2061	5,704.4
239729	SALSIPUEDES 3	Cananea	Sonora	15/02/2012	14/02/2062	23,929.3
239884	AZUL 3	Cananea	Sonora	29/02/2012	28/02/2062	16,896.3
240530	AZUL 2	Cananea	Sonora	12/06/2012	11/06/2062	396.4
240555	AZUL	Cananea	Sonora	14/06/2012	13/06/2062	16,667.5
243801	MARIA 47 RED. ALACRAN	Cananea	Sonora	05/12/2014	04/12/2064	2,400.8
243894	MARIA 47 DIV 1 ALACRAN	Cananea	Sonora	09/01/2015	08/01/2065	3,698.3
243895	MARIA 47 DIV 1 F2	Cananea	Sonora	09/01/2015	08/01/2065	3,070.8
Total						89,220.5


231469
239729
184661
184662
184663
184664
184665
184666
184667
184668
184669
184670
184671
225546
212913
239316
225591
217656
216319
208535
211526
223839
239339
211244
225543
222923
225085
220489
232231
225545
220488
208536
214442
225544
208534
243801
232232
239357
240555
243894
240530
243895
239884
KEY MAP
Nogales
Aguaprieta
Cananea
Nacozari
Hermosillo, Mex.
Exploration Concessions
EXPLORATION CONCESSIONS MAP
225084
208521
208069
208522

LEGEND

- Current Pit Extent Boundary
- Concessions and Mining Rights
- Exploration Concessions

0 16

1:330,000 Kilometers

NOTE(S)

REFERENCE(S)

1. COORDINATE SYSTEM: WGS 1984 UTM ZONE 12N
2. IMAGERY SOURCE: ESRI, MAXAR, GEOEYE, EARTHSTAR GEOGRAPHICS, CNES/AIRBUS DS, USDA, USGS, AEROGRID, IGN, AND THE GIS USER COMMUNITY

CLIENT

GrupoMéxico

PROJECT

BUENAVISTA MINE

TITLE

MINING CONCESSIONS

CONSULTANT

GOLDER MEMBER OF WSP

YYYY-MM-DD	2022-02-22
DESIGNED	JW
PREPARED	TBH
REVIEWED	SP
APPROVED	MO

PROJECT NO.	CONTROL	REV.	FIGURE
20442424	-	-	3.2

3.3 Description of Property Rights

All the estimated Mineral Resources and Reserves lie within privately owned or possessed land under the name of Buenavista del Cobre SA de CV, or Proyecciones Urbanisticas S de RL de CV. The parcels are shown in Figure 3.3 and the parcel identification, owner name and surface area for the 97 parcels that encompass the BVC mining unit are shown in Table 3.2.

Ownership is not required to explore or mine a concession; however, SCC generally owns the land related to the BVC operations. Additionally, SCC stated that all the processing facilities of the BVC operations and land on which they are built are owned by SCC.

3.4 Royalty Payments

As per regulations enacted by the Mexican government, a mining royalty of 7.5% is due to the government on earnings before taxes with an additional royalty charge of 0.5% over gross income from sales of gold, silver and platinum. These charges are effective January 2014 and are deductible for income tax purposes. As per SCC, no other royalty payments are due.

3.5 Environmental Liabilities and Other Encumbrances

Environmental permitting in the mining industry in Mexico is mainly administered by the federal environmental authority (SEMARNAT), which is the regulatory agency that establishes the minimum standards for environmental compliance. Applicable environmental permitting requirements are further discussed in Section 17.0.

Historic mining operations pre-date the establishment of the Mexican environmental requirements and a number of older facilities at the mine have not been permitted. BVC has begun a process to bring the entire mining complex into compliance with Mexico’s Ecology Law, which requires that potential environmental impacts be identified, prevented, and mitigated, plus that compensation measures be made. BVC is planning to submit a regional Environmental Impact Statement that will include all other mining facilities and activities. The “in progress” and proposed permit submittals are discussed in Section 17.0.

3.5.1 Historical Smelter Remediation

In 1989, Compañía Minera de Cananea declared bankruptcy, suspending its operations for almost 3 months. The workshops, machinery, and pits were abandoned, and the smelting furnace was abruptly shut down, which allowed the liquid metals to solidify inside the smelting furnace and cause permanent damage. The smelter is subject to remediation and permanent closure. BVC has developed a remediation program for this area, which is referred to as the “Antigua Fundación” (historical smelter) of Cananea (AFC) (Grupo Mexico Minería, 2020, Programa de remediación ambiental de la Antigua Fundación de Cobre). The area consists of 63.65 ha, as per a draft remediation program document that was provided to Golder.



LEGEND
Current Pit Extent Boundary
Highways
Operating ROM Crushed Leach Limit Facilities
Parcels
0 5 10
1:200,000 Kilometers

CLIENT

GrupoMéxico

PROJECT

BUENAVISTA MINE

TITLE

LAND OWNERSHIP PARCELS

NOTE(S)

REFERENCE(S)

1. COORDINATE SYSTEM: WGS 1984 UTM ZONE 12N
2. IMAGERY SOURCE: ESRI, MAXAR, GEOEYE, EARTHSTAR GEOGRAPHICS, CNES/AIRBUS DS, USDA, USGS, AEROGRID, IGN, AND THE GIS USER COMMUNITY

CONSULTANT

GOLDER MEMBER OF WSP

YYYY-MM-DD	2022-02-22
DESIGNED	JW
PREPARED	TBH
REVIEWED	SP
APPROVED	MO

PROJECT NO.	CONTROL	REV.	FIGURE
20442424	-	-	3.3

Table 3.2: BVC Parcels

Polygon Number	Parcel Name	Owner/Deed Holder	Area (Ha)
1	MBC-094 PREDIO LA CHUREA	Buenavista del Cobre S.A de C.V.	7,391.3
2	MBC 096 AMPLIACION 1-AERÓDROMO	Buenavista del Cobre S.A de C.V.	4.9
3	MBC 097 AMPLIACION 2-AERÓDROMO	Buenavista del Cobre S.A de C.V.	5.6
4	MBC-001 Parcela 21 Z1 P2/2	Buenavista del Cobre S.A de C.V.	169.8
5	MBC-002 Parcela 22 Z1 P2/2	Buenavista del Cobre S.A de C.V.	169.8
6	MBC-003 Parcela 23 Z P2/2	Buenavista del Cobre S.A de C.V.	169.8
7	MBC-004 Parcela 24 Z1 P2/2	Buenavista del Cobre S.A de C.V.	169.8
8	MBC-005 Parcela 25 Z1 P2/2	Buenavista del Cobre S.A de C.V.	169.8
9	MBC-006 Parcela 26 Z1 P2/2	Buenavista del Cobre S.A de C.V.	169.8
10	MBC-007 Parcela 27 Z1 P2/2	Buenavista del Cobre S.A de C.V.	169.8
11	MBC-008 Parcela 28 Z1 P2/2	Buenavista del Cobre S.A de C.V.	169.8
12	MBC-009 Parcela 29 Z1 P2/2	Buenavista del Cobre S.A de C.V.	169.8
13	MBC-010 Parcela 30 Z1 P2/2	Buenavista del Cobre S.A de C.V.	169.8
14	MBC-011 Parcela 31 Z1 P2/2	Buenavista del Cobre S.A de C.V.	169.8
15	MBC-012 Parcela 32 Z1 P2/2	Buenavista del Cobre S.A de C.V.	169.8
16	MBC-013 Parcela 33 Z1 P2/2	Buenavista del Cobre S.A de C.V.	169.8
17	MBC-014 Parcela 34 Z1 P2/2	Buenavista del Cobre S.A de C.V.	169.8
18	MBC-015 Parcela 35 Z1 P2/2	Buenavista del Cobre S.A de C.V.	169.8
19	MBC-016 Parcela 1 Z1 P1	Buenavista del Cobre S.A de C.V.	1,131.0
20	MBC-017 Parcela 2 Z1 P1	Buenavista del Cobre S.A de C.V.	732.7
21	MBC-018 Parcela 3 Z1 P1	Buenavista del Cobre S.A de C.V.	1,037.4
22	MBC-019 Parcela 4 Z1 P1	Buenavista del Cobre S.A de C.V.	278.5
23	MBC-020 Parcela 5 Z1 P1	Buenavista del Cobre S.A de C.V.	302.3
24	MBC-021 Parcela 6 Z1 P1	Buenavista del Cobre S.A de C.V.	1,241.2
25	MBC-022 Parcela 7 Z1 P1	Buenavista del Cobre S.A de C.V.	354.5
26	MBC-023 Parcela 8 Z1 P1	Buenavista del Cobre S.A de C.V.	1,296.5
27	MBC-024 Parcela 9 Z1 P1	Buenavista del Cobre S.A de C.V.	1,068.4
28	MBC-025 Parcela 10 Z1 P1	Buenavista del Cobre S.A de C.V.	420.9
29	MBC-026 Parcela 11 Z1 P1	Buenavista del Cobre S.A de C.V.	115.1
30	MBC-027 Parcela 12 Z1 P1	Buenavista del Cobre S.A de C.V.	773.5
31	MBC-028 Parcela 13 Z1 P1	Buenavista del Cobre S.A de C.V.	1,010.3
32	MBC-029 Parcela 14 Z1 P1	Buenavista del Cobre S.A de C.V.	345.1
33	MBC-030 Parcela 15 Z1 P1	Buenavista del Cobre S.A de C.V.	1,418.2
34	MBC-031 Parcela 16 Z1 P1	Buenavista del Cobre S.A de C.V.	319.9
35	MBC-032 Parcela 18 Z1 P1	Buenavista del Cobre S.A de C.V.	512.9
37	MBC-033 Parcela 1 Z-1 P-2	Buenavista del Cobre S.A de C.V.	653.6
38	MBC-034 Parcela 2 Z-1 P-2	Buenavista del Cobre S.A de C.V.	621.0
39	MBC-035 Parcela 3 Z-1 P-2	Buenavista del Cobre S.A de C.V.	361.4
40	MBC-036 Parcela 4 Z-1 P-2	Buenavista del Cobre S.A de C.V.	182.2
41	MBC-037 Parcela 5 Z-1 P-2	Buenavista del Cobre S.A de C.V.	342.6
42	MBC-038 Parcela 6 Z-1 P-2	Buenavista del Cobre S.A de C.V.	995.9
43	MBC-039 Parcela 7 Z-1 P-2	Buenavista del Cobre S.A de C.V.	765.9
44	MBC-040 Parcela 8 Z-1 P-2	Buenavista del Cobre S.A de C.V.	700.1
45	MBC-041 Parcela 9 Z-1 P-2	Buenavista del Cobre S.A de C.V.	180.3
46	MBC-042 Fusion Predio Chapultepec	Buenavista del Cobre S.A de C.V.	670.8
47	MBC-043 Campo Frio II o Potrero La Viejita o Hierbabuena	Mexicana de Cananea S.A. de C.V.	389.4
48	MBC-044 Fraccion Occidental Campo Frio o La Yerbabuena	Mexicana de Cananea S.A. de C.V.	664.2
49	MBC-045 Las Peñitas	Mexicana de Cananea S.A. de C.V.	6,292.3

Table 3.2: BVC Parcels (cont.)

Polygon Number	Parcel Name	Owner/Deed Holder	Area (Ha)
50	MBC-046 Las Peñitas Fraccion Sur	Buenavista del Cobre S.A de C.V.	194.6
51	MBC-047 Fraccion Occidental Campo Frio	Proyecciones Urbanisticas S. de R.L. de C.V.	572.1
52	MBC-048 La Mexicana	Mexicana de Cananea S.A. de C.V.	822.4
53	MBC-049 El Jaralito o La Cuchilla	Mexicana de Cananea S.A. de C.V.	247.9
54	MBC-050 Hotel Aposentos del Real	Proyecciones Urbanisticas S. de R.L. de C.V.	643.2
55	MBC-051 Predio Varela 102 Has	Buenavista del Cobre S.A de C.V.	152.0
56	MBC-052 La Matanza	Buenavista del Cobre S.A de C.V.	40.0
57	MBC-053 Fraccion Numero 5, Predio Ojo deAgua	Buenavista del Cobre S.A de C.V.	11.9
58	MBC-054 Fraccion Numero 4, Predio Ojo de Agua	Buenavista del Cobre S.A de C.V.	38.3
59	MBC-055 Casa de Visita y Baldio Numero 2, Fraccion 1 y 2	Proyecciones Urbanisticas S. de R.L. de C.V.	8.1
60	MBC-057 Colonia Campestre	Proyecciones Urbanisticas S. de R.L. de C.V.	97.4
61	MBC-058 Fraccion Numero 6, Predio Ojo de Agua	Buenavista del Cobre S.A de C.V.	241.7
62	MBC-059 Fraccion de 1,944 Has., Presa de Jales o Demasias Ojo de Agua de Arvallo	Buenavista del Cobre S.A de C.V.	1,936.1
63	MBC-060 El Mosco	Proyecciones Urbanisticas S. de R.L. de C.V.	543.5
64	MBC-061 Ojo Agua de Arvallo Pur-013-T	Proyecciones Urbanisticas S. de R.L. de C.V.	431.0
65	MBC-062 El Tiano	Mexicana de Cananea S.A. de C.V.	150.3
66	MBC-063 Fraccion de 146 Has. Presa de Jales o Demasias Ojo de Agua de Arvallo	Buenavista del Cobre S.A de C.V.	146.0
67	MBC-064 Fraccion de 478 Has. Presa de Jales o Demasias Ojo de Agua de Arvallo	Buenavista del Cobre S.A de C.V.	478.0
68	MBC-065 Fraccion Ojo de Agua de Arvayo Seccion B o Presas de Jales, Ampliacion	Proyecciones Urbanisticas S. de R.L. de C.V.	184.5
71	MBC-067 El Potrillo Poligono 5	Buenavista del Cobre S.A de C.V.	994.5
72	MBC-068 La Cabellera	Buenavista del Cobre S.A de C.V.	3,966.2
73	MBC-069 Intermodal Poligono P1	Buenavista del Cobre S.A de C.V.	51.0
74	MBC-070 Intermodal Poligono P2	Buenavista del Cobre S.A de C.V.	19.7
75	MBC-071 Rancho Tres Puertas Lote 30	Buenavista del Cobre S.A de C.V.	24.5
76	MBC-072 Plaza Comercial Predio 1	Buenavista del Cobre S.A de C.V.	22.5
77	MBC-073 Racho Tres Puertas Lote 19	Buenavista del Cobre S.A de C.V.	11.0
78	MBC-074 Rancho Tres Puertas Lote 18	Buenavista del Cobre S.A de C.V.	10.4
79	MBC-075 Rancho Tres Puertas Lote 15	Buenavista del Cobre S.A de C.V.	9.9
80	MBC-076 Rancho Tres Puertas Lote 14	Buenavista del Cobre S.A de C.V.	10.1
81	MBC-077 Rancho Tres Puertas Lote 05	Buenavista del Cobre S.A de C.V.	20.4
82	MBC-078 Los Alisos y Lecheria Lote 03	Buenavista del Cobre S.A de C.V.	19.5
83	MBC-079 Los Alisos y Lecheria Lote 02	Proyecciones Urbanisticas S. de R.L. de C.V.	19.5
84	MBC-080 El Barrilito Poligono 03	Buenavista del Cobre S.A de C.V.	4.8
86	MBC-082 El Barrilito Poligono 01	Buenavista del Cobre S.A de C.V.	125.8
87	MBC-083 Parcela 65 Aeropuerto	Buenavista del Cobre S.A de C.V.	13.0
88	MBC-084 Parcela 63 Aeropuerto	Buenavista del Cobre S.A de C.V.	27.5
89	MBC-085 Reserva de Pozos Empresa Minera	Buenavista del Cobre S.A de C.V.	1,082.9
90	MBC-086 Servidumbre de Paso de Sistema de Bombea en Ejido Emiliano Zapata	Posesion derivada Buenavista del Cobre	73.1
91	MBC-087 Servidumbre de Paso de Sistema de Bombeo Ejido Zaragoza	Posesion derivada Buenavista del Cobre	49.7
92	MBC-088 FRACCION "M" RANCHO TRES PUERTAS	Buenavista del Cobre S.A de C.V.	35.6
93	MBC-089 LOTE 07, LOS PATOS	Buenavista del Cobre S.A de C.V.	20.4
94	MBC-090 LOTE 17, LOS PATOS	Buenavista del Cobre S.A de C.V.	10.0
95	MBC-091 Lote 06 Fraccionamiento Buenavista	Buenavista del Cobre S.A de C.V.	1.0
96	MBC-092 Lote 05 Fraccionamiento Buenavista	Buenavista del Cobre S.A de C.V.	1.0
97	MBC-093 Lote 02,Manzana 116-A	Buenavista del Cobre S.A de C.V.	0.2
98	MBC-095 Fraccion 2 Lote 08	Buenavista del Cobre S.A de C.V.	1.9
Total			**48,691.5**

4.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

4.1 Topography and Land Description

The Cananea region is in the Sierra Madre Occidental physiographic province and Northern Mountains and Valleys sub-province, which is characterized by parallel mountains that are oriented northwest-southeast (NW-SE), separated by intermountain valleys. This basin and range structure represents geologic blocks displaced by normal faults, causing an alternation of raised and sunken blocks (horst and graben that reflect major tectonic stress events. The principal mountains in the region are the La Elenita, Los Ajos, El Caracola, Azul, El Cipres, and La Mariquita, which are all at elevations above 2,000 m AMSL. Depending on the rock type of the mountain, the steepness of the slopes can vary between 15% to 25%.

The Cananea mining district is located at an altitude of between 1,600 m and 2,485 m AMSL. The elevation of the city is of the order of 1,604 m AMSL. The local terrain has topography of mountains and valleys. The lithology of intrusive rocks and volcanic rocks forms the steepest and most resistant slopes of the Cananea Mountains. The major rock types that outcrop are volcanic rocks of acidic to intermediate composition, of Tertiary age, with a minor percentage of granitic rock of upper Cretaceous age.

The drainage pattern is controlled by joint and fault patterns in the Cananea Mountains and is considered to exhibit dendritic characteristics, with parallel tributaries that in general are first order streams. The streams divide and reconnect downslope as a result of a shallow slope gradient.

Valleys and low hills are located between the mountain ranges. The valley are sub-basins filled with clastic sedimentary material, with hill slopes generally less than 5%. These sub-basins are bounded by normal faults.

4.2 Access to the Property

The Buenavista mining unit is located on the outskirts of the city of Cananea, Sonora (see Figure 4.1). It is about 40 km south of the Arizona (United States) border with Mexico. The mine access is via paved highways to the border city of Agua Prieta to the northeast, to the town of Nacozari to the southeast and to the town of Imuris to the west.

From Hermosillo, the capital of Sonora, the main communication route is federal highway No. 15, Hermosillo-Nogales section for 208 km north to Ímuris, then continuing east along federal highway No. 2 Ímuris – Cananea for 81 km. The railroad lines transport copper concentrate and copper anodes from the mine to Nogales, Naco-Agua Prieta and Nacozari, which are all towns in northern Sonora. The railroad has a spur that enters the plant site.

There is a municipal airport located approximately 20 km to the northeast of BVC. There is an international airport in Hermosillo, Sonora.



530000
540000
550000
560000
570000
580000
590000
600000
3450000
3440000
3430000
3420000
3410000
3400000
3390000
N
SANTA CRUZ
SAN PEDRO
JOSÉ MARÍA MORELOS Y PAVÓN (SAUCEDA)
MIGUEL HIDALGO (SAN LÁZARO)
CUAUHTÉMOC
MILPILLAS
IGNACIO ZARAGOZA (LA MESA)
2
EMILIANO ZAPATA
CUITACA
VICENTE GUERRERO
HEROICA CIUDAD DE CANANEA
89
UNÁMICHI
BACOACHI
BACANUCHI
KEY MAP
Nogales
Aguaprieta
Ímuris
Cananea
Nacozari
15
Hermosillo, Mex.
Exploration Concessions

LEGEND

- Airport
- Highway
- Railway
- Hospitals
- Towns and Cities
- Mine Boundary

0 20

1:400,000 Kilometers

NOTE(S)

REFERENCE(S)

1. COORDINATE SYSTEM: WGS 1984 UTM ZONE 12N
2. IMAGERY SOURCE: ESRI, MAXAR, GEOEYE, EARTHSTAR GEOGRAPHICS, CNES/AIRBUS DS, USDA, USGS, AEROGRID, IGN, AND THE GIS USER COMMUNITY

CLIENT

GrupoMéxico

PROJECT

BUENAVISTA MINE

TITLE

SITE ACCESS

CONSULTANT

GOLDER MEMBER OF WSP

YYYY-MM-DD	2022-02-22
DESIGNED	JW
PREPARED	TBH
REVIEWED	SP
APPROVED	MO

PROJECT NO.	CONTROL	REV.	FIGURE
20442424	-	-	4.1

4.3 Climate Description

Mining operations at BVC are year-round. The climate in Cananea varies from humid and dry subtropical elevations between 1,600 m and 2,200 m to semi-arid conditions below 1,600 m. Average annual rainfall is 550 mm, much of which falls during the months of July and August. Occasionally, the higher elevations receive some snow and sleet during the winter months. The monthly average temperature is about 24°C in July and about 10°C in December, which indicates that the temperature changes in the area can be extreme. From June to August are the hottest and most humid months. December is the coldest month. The Mexican National Meteorological Service operates a weather station in the city of Cananea.

According to the Köppen-Geiger climatic classification system, 91.85% of the study area, which includes areas reporting to the San Pedro and Sonora Rivers, is temperate, semi-dry climate, while 7.50% of the study area is a temperate dry climate. The remaining area is subhumid temperate climate. The annual mean temperature of a temperate semi-dry climate is typically 12 to18 degrees C.

4.4 Vegetation and Land Use

There are multiple vegetation zones in the region due to the range of elevations. Vegetation changes from the Sonoran high desert zone of scrub and grasses at lower elevations to a zone of coniferous forests at higher elevations, with a transitional oak and pinion forest zone in between. The BVC operations are primarily in the Sonoran high desert vegetation zone.

Land use in Sonora has traditionally been agricultural activities and cattle ranching. Cattle are typically free-grazing, due to the abundance of grasses. A forest and soil inventory prepared by the Mexican National Forestry Commission reports that about 50% of the region is natural grassland dominated by grass species. Overgrazing of livestock and extraction of non-timber species has led to soil vulnerability and erosion. The inventory indicates that oak forest represents about 33% of the region and that to up to 200 species of oaks are present. The rest of the natural vegetation identified in the inventory was táscate forest, microphyllous desert scrub, mesquite forest, oak pine forest, and desert mesquite.

4.5 Availability of Required Infrastructure

According to the results of the intercensal survey carried out in 2015 by the National Institute of Statistics and Geography (INEGI), the total registered population of Cananea was 31,560 inhabitants. Infrastructure services in the city include drinking water, drainage, telephone, and electricity. Most of the roads within the urbanized area are paved. Mining is the main source of income and employment, followed by commerce and livestock.

Electrical power is supplied to the site from the utility grid via 230 kilovolts (kV) overhead transmission lines. The bulk of the demand is supplied by Mexico Generadora de Energia S. de R. L. (MGE), a subsidiary of Grupo Mexico, the majority stockholder of Southern Copper. A minor portion of the site demand is supplied by Comision Federal de Electricidad (CFE), the state's electrical power producer. Power is stepped down to 34.5-kV for distribution secondary substations.

The site has a concession from the Comision Nacional del Agua (the National Water Commission, or the CNA) to pump water from wells drilled around the Cananea area. The wells pump approximately 35 million cubic meters (Mm^3) annually and are connected to a distribution piping network that feeds water to different consumers. The site has plans in place for freshwater conservation by reducing the consumption and recycling for reuse, when possible.

The site uses natural gas for firing boilers and emergency in-situ power generators. The site uses diesel oil to fuel mining and haulage fleets and other mobile equipment and as back up fuel to natural gas. Natural gas is available to the area via a pipeline that extends from Douglas (Arizona) to Nacozari (Sonora) to feed the Southern Copper smelter. Diesel oil is available through direct contracts with Petroleos Mexicanos (PEMEX), the state’s petroleum producer and other alternative distributors.

The site is equipped with all necessary facilities required to sustain its operation. This includes buildings for office space, laboratories, training rooms, canteens, security, and first aid; shops for truck wash, lube and repair, and workshops for general maintenance; and warehouses for storage of products, consumables, and spare parts.

5.0 HISTORY

5.1 Mining History of the Area

The Cananea mining district has experienced mining activity from the 18th century to approximately the year 1760, when Jesuit missionaries carried out the first exploitation working the “Cobre Grande Mine” from which they extracted minerals rich in gold and silver. These mining activities were sporadic due to the lack of good processing techniques and the lack of transport and communication routes. In 1899, William C. Greene, acquired rights according to the laws of the Mexican Republic and established “The Cananea Consolidated Copper Company”. The 1906 strike in this mining district marked the beginning of the Mexican Revolution. In 1917, The Anaconda Mining Company acquired control of The Cananea Consolidated Copper Company and began a partnership with Cananea that lasted until 1982. In 1926 the high-grade La Colorada deposit was discovered, containing an estimated 7 Mt of ore with an average grade of 6.0% copper, 0.40% molybdenum and significant amounts of gold and silver.

In 1944, the construction of a new concentrator of 12,000 tonnes per day (tpd) was completed. Underground mining continued in parallel with open pit operation until 1964 when the decision was made to close the underground mines and since then the open pit mining capacity has gradually increased. In 1950 the concentrator had its capacity increased to 16,000 tpd and the blister copper was sold to the Cobre de México refinery. The exploitation of the Tajo Cananea mine began in 1960. In 1971, The Cananea Consolidated Copper Company was converted to Mexican government holding 51% of the capital stock and changing its name to Compañía Minera de Cananea S.A. In 1973, a program to modernize existing equipment and facilities, as well as production techniques, was initiated. In 1976 the smelter capacity was increased to 70,000 tonnes of blister copper.

Another important aspect of mining at Cananea has been its supergenic copper leaching operation that began in the 1940s with a form of in-situ leaching of old stopes and abandoned underground mines. Significant large-scale landfill leaching began in the early 1950s and is today an important and integral part of the mining operation. The leach pads are currently built with crushed and ROM materials extracted from the mine. Cathode copper production started in 1980 when the first SX-EW plant was built with a capacity of 30 tpd. In 1986 the operation of a Concentrator Plant with a capacity of 62,500 tpd began.

A second SX-EW plant with a capacity of 60 tpd was commissioned in 1989, and a further expansion of 60 tpd to this last facility completed in 2001, the total cathode production capacity increased to 165 tpd. There are currently three solvent extraction plants which have a capacity to produce 175,200 tonnes of cathode copper per year (480 tpd).

As a consequence of the economic problems in Mexico at the end of the 1980s, Compañía Minera de Cananea opted for a bankruptcy declaration that became effective on August 20, 1989. This action caused the interruption of the mining operation for approximately two months and was resumed by court order. The person appointed by the Court administered the mining company until September 30, 1990.

Cananea's re-privatization process culminated when Industrial Minera México (Grupo México) in association with Belgic Acec Union Miniere were selected as winners of the tender. The name of the mining company was changed to Mexicana de Cananea, S.A. de C.V., and on October 1, 1990, the new administration assumed responsibility for the mining operation.

The management of Mexicana de Cananea, after a thorough review of the mining development plan, approved significant capital investments for Cananea with the objectives of increasing copper production and improving efficiency.

In 1994, the first crushing and transport system for leaching material started with Quebalix I, with a capacity of 13.0 Mtpy (2,200 tph). In 1997 the Quebalix II started and was redesigned in 2016 to reach a maximum capacity of 24.75 Mtpy (4,300 tph). In 2013, the Quebalix III with a capacity of 19.2 Mtpy (3,200 tph) was put into operation and during 2016 Quebalix IV began operations with a design capacity of 70 Mtpy (12,000 tph). Currently there are four breakers and leachable belts in operation with a crushing capacity of about 127 Mtpy.

There are two ore crushers in operation with an annual capacity of the order of about 73 Mtpy to process ore in the concentrator. The total annual material movement including ore and waste is of the order of about 300 Mtpy.

5.2 Drilling Exploration History

Exploration drilling programs targeting Cu mineralization on the project have been undertaken over many years, from 1926 to 2018. Several different drilling techniques have been implemented, including diamond drill holes (DDH), percussion, reverse circulation (RC), and rotary drilling. From 1926 to 2018, 6,204 drill holes, totaling 1,079,637 m, have been drilled at BVC. Table 7.3 summarizes the drilling by type and year of drilling.

Additional details on the exploration history can be found in Section 7.0.

Table 5.1: Summary of Exploration Drilling by Type and Year Drilled

Year	DDH		Percussion		RC		Rotary (All Types)		No. of Drill Holes	Total Meterage
	No. of Drill Holes	Total Meterage	No. of Drill Holes	Total Meterage	No. of Drill Holes	Total Meterage	No. of Drill Holes	Total Meterage		
Pre-1990	1,846	307,061	113	28,018					**1,959**	**335,079**
1990	99	20,201							**99**	**20,201**
1991					23	3,851			**23**	**3,851**
1992	99	21,880			89	13,073			**188**	**34,953**
1993					168	29,026			**168**	**29,026**
1994	95	32,011			171	26,788			**266**	**58,799**
1995					225	36,152			**225**	**36,152**
1996					254	46,857			**254**	**46,857**
1997					55	13,670			**55**	**13,670**
1998	99	45,886			59	9,329			**158**	**55,215**
1999	84	33,167			13	2,457			**97**	**35,624**
2000	107	50,121			3	738			**110**	**50,859**
2001					38	2,754			**38**	**2,754**
2002	17	7,204			137	15,588			**154**	**22,792**
2003	33	19,200			55	4,137			**88**	**23,337**
2004	14	2,409							**14**	**2,409**
2005	126	29,837							**126**	**29,837**
2006	45	10,284			25	3,807			**70**	**14,091**
2007	123	41,239			21	3,525			**144**	**44,764**
2011	12	6,853							**12**	**6,853**
2012	29	12,003							**29**	**12,003**
2013	67	15,132							**67**	**15,132**
2014	10	3,233							**10**	**3,233**
2015	63	24,118							**63**	**24,118**
2016	27	11,125							**27**	**11,125**
2017	18	9,984							**18**	**9,984**
2018	13	8,259							**13**	**8,259**
No information	883	59,779	226	27,723			620	41,156	**1,729**	**128,658**
Total	**3,909**	**770,988**	**339**	**55,741**	**1,336**	**211,752**	**620**	**41,156**	**6,204**	**1,079,637**

5.3 Historical Production

The last three years of production and the 2020 ore reserves as published by SCC in its 2020 Annual Report is shown in Table 5.2.

Table 5.2: Production Statistics for BVC, 2018 through 2020

Item	Unit	Year		
		2020	2019	2018
Mine annual operating days		366	365	365
Mine				
Total ore mined	(kt)	72,895	70,323	70,464
Copper grade	(%)	0.527	0.554	0.537
Leach material mined	(kt)	128,118	141,096	145,253
Leach material grade	(%)	0.211	0.216	0.242
Stripping ratio	(kt/kt)	0.29	0.37	0.38
Total material mined	(kt)	259,860	288,882	297,718
Concentrator				
Total material milled	(kt)	73,011	70,371	70,328
Copper recovery	(%)	86.72	86.66	86.02
Copper concentrate	(kt)	1,398	1,421	1,371
Copper in concentrate	(kt)	334	338	325
Copper concentrate average grade	(%)	23.88	23.80	23.70
SX-EW Plant				
Estimated leach recovery	(%)	66.00	62.00	60.00
SX EW cathode production	(kt)	98.20	100.10	89.30
Molybdenum				
Molybdenum grade	(%)	0.011	0.013	0.012
Molybdenum recovery	(%)	67.26	65.63	58.44
Molybdenum concentrate	(kt)	10.44	11.80	9.62
Molybdenum concentrate average grade	(%)	52.39	51.83	51.13
Molybdenum in concentrate	(kt)	5.47	6.12	4.92

Notes:
Key: kt = thousand tonnes
kt/kt = Stripping ratio obtained dividing waste by leachable material plus ore mined
The copper and molybdenum grade are total grade.

6.0 GEOLOGICAL SETTING, MINERALIZATION, AND DEPOSIT

6.1 Regional Geology

The Cananea mining district, where the Buenavista del Cobre porphyry Cu deposit is located, lies within the eastern section of the Sonora Basin and Range Province of northern Mexico. Sustained magmatic activity along the North American Cordillera during the late Mesozoic through Paleogene resulted in the development of numerous porphyry Cu deposits. The porphyry Cu systems of México, as well as associated skarn and hydrothermal breccia pipe deposits, occur within the Laramide Belt, a NW-SE oriented region situated along the western side of the country (Valencia Moreno et al, 2007), as shown in Figure 6.1.

The Cananea mining district constitutes the most important mining district of México and is recognized as one of the principal porphyry Cu districts in the world (Bushnell, 1988). It is in northern Sonora state, approximately 250 km to the northeast of Hermosillo and ~160 km south of Tucson, Arizona, USA. (Figure 6.1).

Figure 6.1: Map of the Laramide Porphyry Cu Belt of Northwestern México


California
Phoenix
Inspiration
Miami
Arizona
Ray
Morenci
Chino
New Mexico
San Manuel
Tucson
Mission Sarrita
Bisbee
Baja California
Buenavista del Cobre
La Caridad
Texas
Sonora
Hermosillo
Chihuahua
Baja California Sur
Coahuila de Zaragoza
Sinaloa
Bacamacari
Culiacán
Durango
Zacatecas
LEGEND
Approximate Site Location
Approximate Location of Porphyry Copper Deposits
City
International Border
"Great Cluster" of Porphyry Deposits
Mexico
United States of America
0 100 200
1:8,000,000 KILOMETERS
NOTE(S)
1. THE SHADED ZONE REPRESENTS THE SO-CALLED "GREAT CLUSTER" OF THE PORPHYRY COPPER DEPOSITS OF THE WESTERN CORDILLERA OF NORTH AMERICA, INDICATING THE MOST SIGNIFICANT DEPOSITS SOURCE: MORENO ET AL, 2007.
REFERENCE(S)
1. COORDINATE SYSTEM: WGS 1984 WEB MERCATOR AUXILIARY SPHERE
CLIENT
GrupoMéxico
PROJECT
BUENAVISTA DEL COBRE
DO NOT RELY ON THIS DOCUMENT
DRAFT
TITLE
REGIONAL COPPER PORPHYRY MAP
CONSULTANT
GOLDER
MEMBER OF WSP
YYYY-MM-DD 2021-12-02
DESIGNED JS
PREPARED TBH
REVIEWED -
APPROVED -
PROJECT NO. 20442424
CONTROL -
REV. -
FIGURE 6.1

Note: The shaded zone represents the so-called "great cluster" of the porphyry Cu deposits of the western cordillera of North America, indicating the most significant deposits.

Source: Moreno et al, 2007.

The immediate basement underlying the Cananea mining district comprises an approximately 1,000-m thick sequence of Precambrian to Carboniferous quartzite and carbonate rocks. This sequence includes the Bolsa, Abrigo, Escabrosa, and Martin formations, which are underlain by a Proterozoic granite (Anderson and Silver, 1977). These units are unconformably overlain by a thick sequence of felsic to intermediate tuffs and flows of Triassic through Jurassic age, known as the Elenita and Henrietta formations (Valentine, 1936).

This magmatic period concluded at the end of the Jurassic, when the accretion of an andesitic arc in what is now Baja California, resulted in regional structural adjustments and a change in the style of subduction (Gastil et al., 1978). In the Cananea mining district there was a significant period of deformation following the emplacement of the El Torre Syenite and the Elenita and Henrietta volcanic formations. High-angle structures, including the Elisa, Capote Pass and Tinaja Creek faults (strike N 60° W to N 80° W), cut the above units, but do not affect the overlying Cretaceous rocks.

During the early Cretaceous, subduction of northwestern Mexico is represented by eastward episodes of volcanism and plutonism (Silver et al., 1975; Clark et al., 1978; Gastil et al., 1978), beginning 180 million years ago (Ma) in present-day Baja California and progressing eastward into Sonora by 60 ma. These volcanic rocks consisted primarily of andesitic tuffs and flows intruded by large equigranular syngenetic plutons of diorite to quartz monzonite. These plutons are abundant in the state of Sonora (Anderson and Silver, 1974) and in numerous localities are associated with contact metamorphism and Cu- or tungsten-bearing skarns.

In the Cananea mining district, Cretaceous volcanism is represented by the Mesa Formation, which consists of andesitic tuffs, lahars, flows and agglomerates, which discordantly overlies the Jurassic units. The Laramide volcanism was accompanied by a series of contemporary intrusive pulses that include the Tinaja diorite, the Cuitaca granodiorite, and the Chivato Monzodiorite. The final intrusive stage is represented by a series of basic dykes and the Diabasa Mariquita Formation along two dominant structural zones; one trending N 40° E and the other N 60° - 80° W.

Within the Capote Basin is the most complete section of the Paleozoic marine platform sedimentary sequence. This sequence was associated with similar formations in southeastern Arizona by various authors (Mulchay and Velasco 1954, Meinert 1982). The sequence in the Capote Basin is important as they are the host rocks for skarn mineralization.

Some skarn-type deposits dominated by bornite and chalcopyrite were mined in Puertecitos, northwest of the BVC mine.

6.2 Local and Property Geology

The Precambrian basement in the Cananea mining district is the Cananea Granite. The Cananea Granite comprises several porphyritic-textured granitic phases and pegmatitic phases. The Precambrian basement in the Cananea mining district is equivalent to the basement rocks found in southern Arizona and other parts of northern Sonora.

Unconformably overlying the Cananea Granite is the Cambrian-aged Capote Quartzite (Valentine, 1936). The Capote Quartzite has a mean thickness of 150 m (Mulchay and Velasco, 1954). Overlying the Capote Quartzite is the Esperanza Limestone (Emmons, 1910). This formation has thinly stratified clayey siltstones interbedded with carbonate rocks (Mulchay and Velasco, 1954). It is 80 m thick in the district. On top of the Cambrian Esperanza Limestone, the lower Crystalline Zone extends discordantly (Mulchay and Velasco, 1954). It has a thickness of 60 to 75 m with a thick crystalline lithology. The upper Mississippian Crystalline Zone is approximately 15 m to

30 m thick (Mulchay and Velasco, 1954). Above the upper Crystalline Zone is the 15 m to 30-m thick Chivatera Zone. Both the upper Crystalline Zone and the Chivatera Zone have poorly preserved Mississippian fossils, and may be equivalent in part to the Escabrosa Formation in Arizona. The thickest sedimentary unit in the Cananea mining district is Puertecitos limestone (Emmons, 1910). It measures approximately 610 m thick and is Pennsylvanian in age.

Overlying the Paleozoic sediments and Precambrian granite of Cananea are the Henrietta and Elenita formations which are Triassic to late Jurassic in age (Mulchay and Velasco, 1954). Their composition ranges from latite to andesite. The El Torre Syenite at the Cananea mining district is also of similar age. The youngest volcanic units in the district are andesitic tuffs and rhyolites of the Mesa Formation.

The intrusions of diorite, granodiorite and quartz monzonite formed after the emplacement of the Mesa Formation. In the final stage of intrusive activity, diabase dikes intruded faults and fractures with a NW - SE trend. Pipe-like breccias formed as late-stage products of the quartz-monzonite porphyries.

During the Cenozoic, alluvial and fluvial sediments were deposited as erosion of the Cananea Mountains occurred. Exhumation of the upper part of the Cananea mining district porphyry system resulted in the formation of a supergene enrichment and an oxidation overburden overlying the porphyry system.

The BVC deposit in the Cananea mining district is divided into two target zones, namely BVC and BVZ. The BVZ deposit conformably underlies the BVC deposit and is located to the northwest of the BVC deposit (Figure 6.2). Figure 6.3 illustrates the stratigraphic column at BVC and includes BVC on the left and BVZ on the right.

Figure 6.2: Local Geological Showing BVC and BVZ Projected Pits


560,000
N
3,430,000
Elisa Fault
Capote Pass Fault
Buenavista Zinc
projected pit
Cananea
Townsite
Sección Fig 4
Buenavista Cobre
projected pit
560,000
2 km
Explanation
Tertiary
Mesozoic
Paleozoic
Precambrian
Breccia pipes
Quartz-feldespar porphyry
Basic intrusive rocks
Campana Diabase
Cuitaca-Tinaja Batholith
Mesa Formation
Mariquita Formation
El Torre Syenite
Henrrieta Formation
Elenita Formation
Limestone
Capote Quartzite
Cananea Granite
Fault
Final open pit
A
A'
Section line
Bushnell, 1988.
GrupoMexico
MINERÍA

Source: BVC internal geology document, May 2021

Figure 6.3: Cananea District Regional Stratigraphic Column


Cananea District Stratigraphic Column
Rhyolitic Porphyries and Domes (54.2 ± 0.2 Ma)
Campana Dikes (58.4 Ma)
Quartz-Feldespar Porphyry (59.9 a 57.4 Ma)
Cuitaca-Tinaja Batholith (63 ± 0.6 Ma)
El Torre Syenite Jurassic (?) (~ 175 Ma)
1 km
K-T
Dacitic Flows (<58.4 Ma)
Mesa Formation (73.4-69 Ma)
Mariquita Formation, Lower Cretaceous
Henrrieta Formation, Jurassic (?)
Elenita Formation, Triassic-Jurassic
Limestone, Naco Group, Upper Paleozoic
Horquilla Formation
Escabrosa Formation
Martin Formation
Abrigo Formation
Capote Quartzite, Cambrian
Cananea Granite (1.44 Ga)
Modified from Wodzicky, 2001. Data from Valentine (1936), Anderson and Silver (1997), Damon et al. (1983), Carreon-Pallares (2002).
Buenavista Zinc Stratigraphic Column
Explanation
Mesa and Henrrieta Formation
Mantle deposits
Breccias
Quartz-feldespar porphyry
Horquilla and Escabrosa Limestone
Martin Limestone
Esperanza (Abrigo) Limestone
Capote Quartzite
100 m
Meinert, 1982.
GrupoMéxico
MINERÍA

Source: BVC internal geology document, May 2021

Several types and styles of mineralization are present in the BVC deposit, including magmatic-hydrothermal breccias (Cu-molybdenum [Mo]), skarn (Cu-zinc [Zn]), and sulfides (Cu-Mo).

The BVC deposit is underlain by the volcanic units of the Henrietta and Mesa Formations (Figure 6.4). The Henrietta Formation is widely distributed towards the western portion of the operational areas, while the volcanic sequences of the Mesa Formation extend to the east of the mining operation. These volcanic units are intruded by a series of porphyritic dykes that are located in the central and deep portion of the mining phases.

The predominant alteration in the main lithologies is phyllic alteration, characterized by the development of sericite, quartz, and pyrite. The Capote Quartzite only exhibits sericite between the quartz grains that constitute the rock. The alteration in the rocks of the Henrietta Formation is characterized by the presence of silica, sericite, pyrite, and chlorite as an alteration product of the ferromagnesian minerals. The volcanic rocks of the Mesa Formation have a higher proportion of sericite. The coarse-grained quartz-feldspar porphyry in the west slope expansion shows strong silicification. Volcanic rocks in the southeastern portion of the operation show moderate concentrations of sericite.

Diabase dykes with strikes N60°W to 80°W and N40°E, cut the volcanic and porphyry units in the area of the mine workings. Mineralized breccias in the BVC pit (Breccia 301), on the east slope of the Phase 8 development are the remnants of the La Colorada Breccia. All these breccia structures occur near the porphyry intrusion. Contact zones between porphyry and volcanic rocks throughout the district contain economic supergene and hypogene mineralization.

Figure 6.4: BVC Cross Section – Section Line 2000


Lito_Ingles
Cananea Granite
Capote Quarzite
Coarse Quartz Porphyry
Contact Zone
Cover
Diorite
Feldespar Porphyry
Feldespar- Quartz Porphyry
Hornfels
Limestones
Mineralized Breccia
Quartz Porphyry
Skarn
Volcanic
-750 E
+0 E
+750 E
+1500 E
+2250
+1500
Plunge 00
Looking North
0
250
500
750
North section -2000.00

The BVZ deposit (Figure 6.2), is found within the Paleozoic sequence, comprising skarn-type mineralization hosted mainly in the Horquilla and Escabrosa formations.

The skarn zone is delimited to the north by the Elisa Fault, with a west-northwest (WNW) orientation, and to the south by the Capote Pass Fault (Meinert, 1982), forming a monocline with a NW-SE direction and a dip of 40 to 60 to the NE. The skarn zone is also present in the Esperanza Formation (Figure 6.5)

Figure 6.5: BVZ Cross Section


LEGEND
LITHOLOGY
COVER
BASIC DYKES
FELDESPATIC POPHYRY
QZ-FELD PORPHYRY
MESA FORMATION
HORQUILLA FORMATION
ESCABROSA FORMATION
MARTIN FORMATION
ESPERANZA FORMATION
CAPOTE FORMATION
CANANEA GRANITE
PALEOZOIC
DRILL HOLE
PROJECTED DRILL HOLE
FAULT

Source: BVC internal geology document, May 2021

6.3 Alteration and Mineralization

6.3.1 Alteration

As described previously, the predominant alteration type observed in the Cananea mining district is phyllic alteration, in which significant deposits of supergene and hypogene mineralization are hosted. Pervasive hypogene alteration of quartz-sericite in the porphyritic and volcanic cap rocks is widely evident along the NW - SE axis of the district which extends for approximately 10 km. Towards the Capote Basin, prograde and retrograde alteration occurs, which is related to metamorphic and metasomatic events in the sedimentary formations. Propylitic alteration surrounds the areas of phyllic alteration in the district, where the main alteration products are chlorite and epidote. The effects of potassic alteration at surface in the BVC mining district are scarce, although the incipient presence of potassic alteration minerals can be observed at depth, related to the emplacement in areas of important mineralized structures (e.g., La Colorada breccia). Quartz-sericite alteration, associated with incipient potassic alteration, has been found at a depth of more than 1,000 m (Ayala, 2007). The quartz porphyry of La Colorada, exhibit prominent fresh potassic feldspars and biotite of secondary origin. Argillic alteration occurs in the upper levels of the ore bodies, generally related to supergene enrichment zones in contact zone structures, breccias and faults. Kaolinite, halloysite, and alunite constitute most of the argillic alteration, as well as replacements of sericite by kaolin and minor pyrophyllite.

6.3.2 Mineralization

Much of the Cu mineralization in the Cananea mining district is found in disseminated form and in veinlets in stockwork zones in the volcanic and intrusive rocks. Higher Cu grades are hosted in breccia structures, contact zones and some replacement bodies. Supergene enrichment constitutes important zones of Cu mineralization in the Cananea mining district, formed by chalcocite - covellite - digenite, generally replacing pre-existing primary minerals (pyrite - chalcopyrite). The distribution of mineralization in this zone is in disseminated form associated with volcanic rocks and porphyries of quartz-monzonite composition; in the replacement zone the occurrence of mineralization is in disseminated, nodular (patchy) form by cavity filling and replacement along the bedding planes. Below the supergene enrichment is primary mineralization consisting mainly of chalcopyrite with a small amount of bornite. The distribution of mineralization is predominantly in veinlets, in disseminated form occurring in very fine grains with abundant occurrence of chalcopyrite-based copper minerals. Above the supergene enrichment is a coating of goethite - hematite - jarosite.

A layer of hematite - goethite - jarosite oxides rests above the supergene enrichment between elevations 2,200 m to 1,800 m. The presence of native limonite in this layer suggests early enrichment cycles. The chalcocite-based supergene enrichment zone lies between elevations 1,800 m to 1,650 m amsl. The zone of supergene chalcocite and hypogene chalcopyrite mixed sulfides is between elevations 1,650 m to 1,400 m amsl. The occurrence of mineralization in the mixed zone is in two forms: disseminated and veinlets. As one goes deeper, disseminated mineralization decreases and veinlet mineralization increases. In this zone calcocite – chalcopyrite coexists.

Hypogenic primary chalcopyrite mineralization occurs below elevation 1,400 m and is known up to an elevation of 400 m amsl. In some unique geological structures (fault 8-125), it is common to observe the presence of iron oxides and supergene minerals at depths of more than 300 m from the current surface.

Extraction of skarn hosted mineralization has constituted much of the historical production in the Cananea mining district (Skillings, 1972). Most of the important skarn mineralization occurs in the Capote basin (Meinert, 1980). Other skarn mineralization occurs in the Elisa and Puertecitos mining areas. Both prograde and retrograde skarns occur in the district (Meinert, 1980). Progressive skarns are the most abundant, however, retrograde skarns contain all of the economic Cu and Zn mineralization

6.4 Deposit Types

The BVC mine, formerly the Cananea Mine, is a porphyry Cu deposit, considered to be the largest in Mexico. Primary Cu mineralization in the Cananea mining district is centered around porphyry intrusions of quartz monzonite and some breccia chimneys. The main production centers at the district level are concentrated in brecciated bodies with high Cu grades. La Colorada Breccia hosts significant Cu, Au, and Ag mineralization. Other important brecciated structures are: El Capote, Oversight Cananea-Duluth, La Demócrata, El Kirk, Henrietta, América Bonanza, and Veta 5. In general, these breccia structures are related to intrusive trunk domes. They are characterized by their verticality and circular or oval shape in horizontal section with a depth extension of hundreds of meters. The rock fragments are angular or semi-rounded and are found in a matrix of massive sulfides and quartz.

Northwest of the BVC deposit is the BVZ deposit, a poly-metallic deposit containing mainly Zn, Cu, and Ag. Carbonate rocks of the Capote Basin and Puertecitos area show alteration and mineralization effects associated with multiple events of granitic intrusive rocks and quartz monzonitic porphyry. The skarn deposits at Puertecitos and the Elisa mine are related to favorable replacements in mantles. In contrast, the Capote Basin ore bodies occur in zones with pyrite and silica associated with brecciated chimneys. The predominant mineralization at

Puertecitos and Elisa consists of bornite and chalcopyrite with minor sphalerite. Secondary Cu enrichment occurred locally. In the Capote Basin, mineralization is associated with silicified zones with pyrite and calcite. The hypogene ore sulfides are chalcopyrite, sphalerite, and locally, chalcocite.

7.0 EXPLORATION

7.1 Exploration Work

As presented in Section 5.2 of this TRS, the Project area has been subject to several historical and recent exploration campaigns targeting Cu mineralization at the Project site. These exploration campaigns included channel and bulk sampling, exploration drilling, and geotechnical drilling. To date, 1,079,637 m of exploration drilling has been carried out, distributed in 6,204 drill holes. These exploration campaigns have been carried out by different mining companies since 1926, and there is no document that describes how the historical information was collected. Since 1991 SCC has made significant investments in exploration work to quantify the Mineral Resources and Mineral Reserves of the BVC deposit.

The main objective of the exploration programs implemented at BVC have been to explore for new ore bodies as well as the increase of Proven and Probable Mineral Reserves. The achievement of these objectives has served as a basis to support planning and growth strategies as well as investment programs for the modernization of the mining unit.

7.1.1 Surface Exploration

Limited non-drilling surface exploration work has been conducted at BVC, which comprised channel and bulk sampling. A summary of the surface exploration work completed on BVC is presented in Table 7.1. Channel and bulk samples were completed between 1920 and 1960. No geophysical surveys have been completed.

Table 7.1: Summary of Surface Exploration

Exploration Sample Type	Number of Samples	Total Meterage
Channel Sample	1,695	83,881
Bulk Sample	82	14,985
Total	**1,777**	**98,866**

7.1.2 Topographic Survey

At BVC, photogrammetric flights are used to update the topography and infrastructure of the deposit. Prior to 2008, this practice was carried out every five years, with a flight performed by Cooper Aerial Survey based in Tucson, Arizona. Starting in 2011, drone flights of specific areas of the mine were performed depending on the work requirements in that area. In October and November 2020, photogrammetric compilation work was carried out with Ebee Plus Drone equipment, Sensefly Geobase GNNS L1/L2 and GLONASS. For the horizontal and vertical control, a real-time kinematic (RTK) link was used for positioning and photogrammetric restitution. Each flight covered an 80-ha polygon at a flight altitude of 120 m, with a mean resolution of 3.0 centimeters per pixel (cm/pixel).

Daily topographic surveys are undertaken for the shovel movements and location of blast and exploration holes. Measurements are taken with a Trimble S7 5" DR PLUS total station and a Trimble Global Positioning System (GPS) system, GNSS Base R7 with TDL450H radio, located in the control tower. The mobile systems are GNSS Trimble R8 and R10 with Trimble TSC3 controllers. Prior to the GPS system, theodolites (Pentax pts-v5) and prism-supported distance meters were used for topographic surveys of the mine.

Daily topographic surveys of the mine are carried out in local coordinates and photogrammetric flights are handled in local and UTM coordinates.

7.2 Geological Exploration Drilling

7.2.1 Exploration Drilling Methods and Results

Exploration drilling programs targeting Cu mineralization on the project have been undertaken over many years, spanning from 1926 to 2018. Several different drilling techniques have been implemented, including diamond drilling (DDH), percussion, reverse circulation (RC), and rotary drilling. From 1926 to 2018, 6,204 drill holes, totaling 1,079,637 m, have been drilled at BVC. Table 7.2 summarizes the total number of drill holes and meters drilled by drilling type, and Table 7.3 summarizes the drilling by year. Figure 7.1 illustrates the drilling completed at BVC from 1926 to 2018 and Figure 7.2 illustrates an example cross section through the deposit with the pit shown as the black outline.

Table 7.2: Summary of Exploration Drilling by Type of Drill Hole

Drill Hole Type	No. of Drill Holes	Total Meterage
DDH	3,083	717,700
DDH (Mine Level)	826	53,288
Percussion	339	55,741
RC	1,336	211,752
Rotary (Exploration)	21	885
Rotary (Machine T4)	517	30,051
Rotary (15 m samples)	82	10,220
Total	**6,204**	**1,079,637**

Table 7.3: Summary of Exploration Drilling by Year Drilled

Year	DDH		Percussion		RC		Rotary (All Types)		No. of Drill Holes	Total Meterage
	No. of Drill Holes	Total Meterage	No. of Drill Holes	Total Meterage	No. of Drill Holes	Total Meterage	No. of Drill Holes	Total Meterage		
Pre-1990	1,846	307,061	113	28,018					**1,959**	**335,079**
1990	99	20,201							**99**	**20,201**
1991					23	3,851			**23**	**3,851**
1992	99	21,880			89	13,073			**188**	**34,953**
1993					168	29,026			**168**	**29,026**
1994	95	32,011			171	26,788			**266**	**58,799**
1995					225	36,152			**225**	**36,152**
1996					254	46,857			**254**	**46,857**
1997					55	13,670			**55**	**13,670**
1998	99	45,886			59	9,329			**158**	**55,215**
1999	84	33,167			13	2,457			**97**	**35,624**
2000	107	50,121			3	738			**110**	**50,859**
2001					38	2,754			**38**	**2,754**
2002	17	7,204			137	15,588			**154**	**22,792**
2003	33	19,200			55	4,137			**88**	**23,337**
2004	14	2,409							**14**	**2,409**
2005	126	29,837							**126**	**29,837**
2006	45	10,284			25	3,807			**70**	**14,091**
2007	123	41,239			21	3,525			**144**	**44,764**
2011	12	6,853							**12**	**6,853**
2012	29	12,003							**29**	**12,003**
2013	67	15,132							**67**	**15,132**
2014	10	3,233							**10**	**3,233**
2015	63	24,118							**63**	**24,118**
2016	27	11,125							**27**	**11,125**
2017	18	9,984							**18**	**9,984**
2018	13	8,259							**13**	**8,259**
No information	883	59,779	226	27,723			620	41,156	**1,729**	**128,658**
Total	**3,909**	**770,988**	**339**	**55,741**	**1,336**	**211,752**	**620**	**41,156**	**6,204**	**1,079,637**



558000
561000
564000
567000
3430000
3427000
3424000
2
N

LEGEND

Drill Hole Type

- DDH
- DDH (Mine Level)
- Percussion
- RC
- Rotary (Exploration)
- Rotary (Machine T4)
- Rotary (15 m samples)
- Highway
- Railway
- Concessions and Mining Rights
- Current Pit Extent
- LOM Pit Extent
- Property Limit
- Surface Water Bodies

0 1 2

1:40,000 Kilometers

NOTE(S)

REFERENCE(S)

1. COORDINATE SYSTEM: WGS 1984 UTM ZONE 12N
2. IMAGERY SOURCE: ESRI, MAXAR, GEOEYE, EARTHSTAR GEOGRAPHICS, CNES/AIRBUS DS, USDA, USGS, AEROGRID, IGN, AND THE GIS USER COMMUNITY

CLIENT

GrupoMéxico

PROJECT

BUENAVISTA DEL COBRE

TITLE

EXPLORATION DRILL HOLE LOCATION MAP

CONSULTANT

GOLDER MEMBER OF WSP

YYYY-MM-DD	2022-02-22
DESIGNED	JS
PREPARED	TBH
REVIEWED	JS
APPROVED	MO

PROJECT NO.	CONTROL	REV.	FIGURE
20442424	-	-	7.1

IF THIS MEASUREMENT DOES NOT MATCH WHAT IS SHOWN, THE SHEET SIZE HAS BEEN MODIFIED FROM: ANSI B

Figure 7.2: Example Cross Section – Line - 2200, Looking North


CU discrete
0.8
0.5
0.32
0.17
0.048
Cananea Granite
Capote Quartzite
Coarse Quartz Porphyry
Contact Zone
Cover
Diorite
Feldespar Porphyry
Feldespar- Quartz Porphyry
Hornfels
Limestones
Mineralized Breccia
Quartz Porphyry
Skarn
Volcanic
+1000
+2000
Plunge −02
Azimuth 355
0
125
250
375
500
North section −2200.00

In 2020, two exploration drilling projects were initiated within the LOM design limits at BVC. The projects, currently in progress, expect to complete a total of 75,000 m of exploration DDH and RC drilling. As of the effective date of this TRS, 78 DDH and 36 RC drill holes have been completed, totaling 54,151 m. Table 7.4 summarizes the 2020 to 2021 exploration drilling to date.

Table 7.4: Summary of 2020 to 2021 Exploration Drilling by Type (to date)

Drill Hole Type	No. of Drill Holes	Total Meterage
DDH	78	49,425
RC	36	4,726
Total	**114**	**54,151**

The 2020 to 2021 exploration projects are aimed at increasing the reliability of the Mineral Reserves, as well increasing Mineral Resources. Future exploration programs will focus on defining the mineralization in, around and at depth of the LOM design, as well as other targets within the BVC properties and the potential within the district.

None of the 2020 to 2021 drilling was included in the geological model and Mineral Resource estimate. The 2020 to 2021 drilling program was an infill drilling campaign and was intended to improve the certainty of the Mineral Resources for the next several years of production. As of the effective date of this TRS, the drilling campaign was still ongoing, therefore data collected to date was not available to be used in the Mineral Resource estimation. Once the drilling campaign is completed and all the information has been collected and reviewed, it will be necessary to update the BVC geological model and the Mineral Resource model. Figure 7.3 illustrates the ongoing 2020 to 2021 exploration drilling program, with drill holes completed to date shown in addition to the 1926 to 2018 drilling.


561000
562500
564000
565500
3428500
3427000
3425500
3424000

LEGEND

Drill Hole Type

- DDH
- RC

Historic Drill Hole Type

- DDH
- DDH (Mine Level)
- Percussion
- RC
- Rotary (Exploration)
- Rotary (Machine T4)
- Rotary (15 m samples)
- Highway
- Railway
- Concessions and Mining Rights
- Current Pit Extent
- LOM Pit Extent
- Property Limit
- Surface Water Bodies

0 0.5 1

1:20,000 Kilometers

NOTE(S)

REFERENCE(S)

1. COORDINATE SYSTEM: WGS 1984 UTM ZONE 12N
2. IMAGERY SOURCE: ESRI, MAXAR, GEOEYE, EARTHSTAR GEOGRAPHICS, CNES/AIRBUS DS, USDA, USGS, AEROGRID, IGN, AND THE GIS USER COMMUNITY

CLIENT

GrupoMéxico

PROJECT

BUENAVISTA MINE

TITLE

2020 TO 2021 EXPLORATION DRILL HOLE MAP

CONSULTANT

GOLDER MEMBER OF WSP

YYYY-MM-DD	2022-02-22
DESIGNED	JS
PREPARED	TBH
REVIEWED	JS
APPROVED	MO

PROJECT NO.	CONTROL	REV.	FIGURE
20442424	-	-	7.2

E:\SCCO\Buenavista\99_PROJ\20442424_TRS_Development_Mineral_Ptys\0001_Buenavista_TRS\40_PROD\20442424-0001-HS-0011.mxd

IF THIS MEASUREMENT DOES NOT MATCH WHAT IS SHOWN, THE SHEET SIZE HAS BEEN MODIFIED FROM ANSI B

0 1 in

7.2.2 Exploration Drill Sample Recovery

Core recovery has been calculated for all DDH holes completed to date. The core recovery is determined by calculating the ratio of length of material returned in the core tube versus the total length drilled for the run and is expressed as a percentage. Golder was provided with the complete drill hole database from BVC, which included core recovery for the pre-1990 and 1990 to 2018 core drilling. Mean core recovery for the pre-1990 drilling is between 68% and 76%, which is considered to be low, but correspond to historical information mainly drilled in the mined-out area and this issue is also considered as part of the decision to not classify Measured Resources for BVC. Mean core recovery for the 1990 to 2018 drilling is in the 95%-100% range, which is considered by the QP to be very good. Table 7.5 presents a summary of mean core recovery by year.

Table 7.5: Summary of Mean Core Recovery by Year

Year	Mean Core Recovery (%)
No Information	68.1
Pre-1990	75.8
1990	95.9
1992	100.0
1994	98.2
1998	97.4
1999	97.6
2000	98.6
2002	97.9
2003	99.2
2004	99.9
2005	96.6
2006	98.4
2007	97.4
2011	99.6
2012	99.0
2013	98.6
2014	99.2
2015	97.8
2016	97.2
2017	94.4
2018	100.0
Total	**83.5**

7.2.3 Exploration Drill Hole Logging

For all the post-1990 drilling, drill hole logging was conducted by core logging geologists at the BVC core logging and storage facility (Figure 7.4 and Figure 7.5) and supervised by senior BVC geologists. The logging process included the detailed description of the lithology of the different rock units found in the deposit, as well as the identification and description of the main mineralized sulfides, including Cu, iron (Fe), Mo, Zn, arsenic (As), etc. The logging also included the identification and description of the different Cu and Fe oxides, carbonates, and the hydrothermal, supergene and replacement alteration minerals. Finally, the descriptions also included the distribution of the mineralization, the estimation of the percentages of the minerals observed, as well as the identification and description of geological structures.

Historically, the logging process was carried out manually on paper log sheets, which were then entered into a Microsoft (MS) Excel spreadsheet. Once the transcription was completed, the geologists responsible for the Project reviewed the Excel files for consistency before they were handed over to the planning department for further review and validation. For the 2020 and 2021 drilling, BVC has migrated to digital logging using GV Mapper and kept capturing the same information.

The senior supervisory geologist was responsible for defining and selecting the sampling intervals that were to be cut. The sampling intervals to be cut for analysis were recorded in the core recovery database as well as in the core box and were identified by unique sample numbers.

Figure 7.4: BVC Core Logging Area



Figure 7.5: BVC Core Storage Facility



7.2.4 Exploration Drill Hole Location of Data Points

Drill hole collar locations were determined by the senior BVC geologists. At the completion of drilling, the drill casing was removed, and the drill collars were marked with a permanent concrete monument with the drill hole name recorded on a metal tag on the monument. All drill holes were surveyed by the mine planning division of BVC, in mine grid coordinates, using a GPSR8 recorder.

7.2.5 Exploration Drill Hole Data Spacing and Distribution

Drilling at BVC has not been completed on a regularized grid system; however, drill holes are situated at approximately 50-m to 60-m spacing.

The QP considers the drill hole spacing sufficient to establish geological and grade continuity appropriate for a Mineral Resource estimation.

7.2.6 Qualified Person's Statement on Exploration Drilling

The QP is not aware of any drilling, sampling, or recovery factors that could materially affect the accuracy and reliability of the results of the historical or recent exploration drilling. The data are well documented via original

digital and hard copy records and were collected using industry standard practices in place at the time. All data has been organized into a current and secure spatial relational database. The data has undergone thorough internal data verification reviews, as described in Section 9.0 of this TRS.

7.3 Hydrological Drilling and Sampling

The Mexican Water Commission (CONAGUA) has identified three aquifers within the BVC mining complex: San Pedro River, Bacanuchi River and Bacoachi River aquifers. These designations are administrative areas with a calculated water availability volume and have been identified by CONAGUA based on administrative boundaries, surface hydrologic basins, geologic setting and limited aquifer testing data. Water concessions held by BVC are administered based on the CONAGUA aquifers. The BVC mining complex is located mostly in the Bacoachi River aquifer. The water supply wellfields are located north of the town of BVC and south of the new TSF.

The regional hydrogeologic setting was described by CONAGUA as an unconfined regional aquifer with areas of semi-confined conditions where clayey sediments are present. The upper portion of the aquifer is composed of unconsolidated alluvial deposits and consolidated conglomerate of Cenozoic to Quaternary age, whereas the lower portion is fractured marine sedimentary and volcanic rocks of Cretaceous and Tertiary age. The unconsolidated alluvial materials and semi-consolidated conglomerate in the upper portion have medium to high permeability, although portions of the conglomerate that are cemented have low permeability (CONAGUA, 2009; CONAGUA, 2015). The fractured rock of the lower portion is generally of low permeability. Drill hole information, geology and geophysics surveys suggest a variable thickness of the fractured medium that can be of the order of 500 m. Geological, geophysical, and hydrogeological information suggests a mean depth of the aquifer system of between 350 m and 450 m.

A groundwater flow model prepared by Buro Hidrologico Consultoria (2014) considered a flow model that incorporated parts of the San Pedro River, Bacanuchi River and Bacoachi River aquifers. The Buro Hidrologico Consultoria flow model was constructed using Visual ModFlow version 2009.1 Pro licensed through Schlumberger Water Services. The model report listed the hydraulic parameter values used in the model. Besides the groundwater pumping information utilized for the model construction and based on data from SCC, Buro Hidrologico Consultoria gave no reference as to the source of additional parameters used in the model. The groundwater flow model results indicated no groundwater barriers between the three aquifers described by CONAGUA, implying that the aquifers have hydraulic connections. The three aquifers have similar lithologies and geological evolutions, which support the construction of a flow model across the administrative areas designated for the aquifers by CONAGUA.

Local hydrogeologic characterization was carried out within the BVC mining complex starting in 2013 (IDEAS 2013) primarily using Transient Electromagnetic (TEM) geophysical surveys. The study areas included the open pit expansion V, the New TSF and areas for new water supply wells. An integrated interpretation that incorporates the entire BVC mining operations has not been prepared.

The pre-mining water level is not known. The historical underground mine workings were dry in Levels 5 and 8 (1750 meters above sea level [masl] and 1606 masl, respectively); however, Levels 12 and 13 (1450 masl and 1400 masl, respectively) were flooded based on a study prepared in 2005 (Buro Hidrologico Consultoria, 2013).

The geophysics study for the New TSF area identified four hydrogeologic units as shown in Figure 7.6 (IDEAS 2018). Unit U1 is composed by soil and sediments of very varied granulometry, generally not consolidated or saturated. Unit U2 is unconsolidated sedimentary fill such as silts, clays, and sandy gravels. This unit corresponds to the unconfined aquifer of the area. Unit U3 represents the Báucarit Formation, which is formed

mainly by sand and conglomerates. Unit U4 is associated with the basin basement rocks that are a Mesozoic and Cenozoic volcano-sedimentary sequence. The fracturing of the Unit U4 varies widely, and has been subdivided into 4 subunits, with U4a exhibiting the highest fracturing.

Hydraulic conductivity values estimated for the regional aquifer ranged between 0.11 and 5.1 meters per day (m/day) in the area between the towns of BVC and Naco, Sonora (CONAGUA, 2009; CONAGUA, 2015). The hydraulic conductivity values estimated for the area of the New TSF were 0.02 to 6.1 m/day (IDEAS, 2018). This information is consistent with CONAGUA publications for the Rio Bacanuchi and Rio Bacoachi aquifers (CONAGUA, 2020a; CONAGUA, 2020b; CONAGUA, 2010a; CONAGUA, 2010b). These values indicate that the area of the New TSF includes rocks that exhibit low to high permeabilities. No information was provided on aquifer testing programs (such as packer testing, Lugeon testing, airlift testing, or other hydraulic tests typically associated with a drilling program), and it appears that aquifer hydraulic testing has not been carried out at the BVC mining operations.

Figure 7.6: Hydrogeologic Units in the Area of New TSF



Perfil de Resistividad NW-SE 01
Elevación (m.s.n.m.)
Distancia (m)
POZO Propuesto (1)
POZO Propuesto (2)
TBVC-02
TBVC-03
TBVC-04
POZO TC-12
TBVC-05
TBVC-06
POZO TC-11
TBVC-07
TBVC-08
TBVC-09
TBVC-10
TBVC-12
U1
U2a
U2b
U2c
U3
U4c
U4d
225m
275m
Localización del Área de Estudio
PERFIL NW-SE 01
Simbología
TEM's Realizados
Elaboró
IDEAS
INVESTIGACIÓN Y DESARROLLO DE ACUÍFEROS Y AMBIENTE
Dr. Miguel Rangel Medina
HIDROGEÓLOGOS CONSULTORES
Fecha
MARZO 2018
Para
GRUPOMEXICO

Source: IDEAS, 2018.

7.3.1 Inflow to the Open Pit

A geophysical survey was performed in 2013 with the purpose of identifying the location of Level 12 of the historical underground mine so that the mine workings could be sealed and thus prevent groundwater flow into the open pit (IDEAS, 2013). It was noted that groundwater occurred within a few meters below ground surface in the area and that there were seeps at ground surface. The study identified zones beneath the open pit that were saturated and contained high levels of fracturing, including at least one highly fractured area that appeared in communication with the regional aquifer. This connectivity could potentially lead to flooding of the future open pit (IDEAS, 2013, Figure 2.6). The geophysical survey determined that groundwater in the area of the open pit Expansion V flows from the northwest to southeast and from the northeast to southwest. The study recommended target areas for dewatering wells. The study did not include any drilling or aquifer testing; however, the geologic setting was considered in the interpretation of the survey results. The criteria for a pit dewatering program were not established.

Groundwater flows throughout the mining operations would be influenced by the active extraction wells (105 extraction wells in 2020). The mining unit does not prepare groundwater contour maps as part of their groundwater monitoring program, so analysis of groundwater flow directions and gradients was not possible. Due to the age, lack of measured hydraulic parameters, and limited scopes of the 2013 study by IDEAS and 2014 study by Buro Hidrologico Consultaria, it is the opinion of the QP that future inflow to the open pit has not been predicted quantitatively. Qualitatively, the studies show that there is groundwater that occurs in the area of the pit and that inflows are expected.

No site-wide water balance exists, nor a water balance that includes the interaction between surface water, the vadose zone and the aquifer at either a local, or regional level.

7.3.2 Water Quality Sampling Methods

Current water quality programs at BVC considers the water quality within the mine district, nearby streams, and adjacent aquifers. A certified laboratory was used to collect, handle, transport and analyze the water samples. The certification is through Entidad Mexicana de Acreditacion, which is a professional organization in Mexico. The organization does not include the methodology to collect a water sample; it certifies the laboratory procedures for appropriate management after the collection of the sample.

BVC does not have written sampling plans or procedures for the sample collection and relies of the discretion of the laboratory technicians. Based on conversations with site personnel, surface water samples are simple grab samples. The surface water grab samples may be appropriately collected but there is no documentation to verify the sampling program. The groundwater sampling method may be via a bailer, or via a spigot in the case of a pumping well. The bailer method may involve bailing out an unmeasured quantity of water prior to collecting the sample. For a pumping well, it is not documented whether the well has been continuously pumping prior to the sample collection, or whether field parameters are measured until stabilized readings to demonstrate representative groundwater. Groundwater elevation data are not collected as part of the sampling event.

It was noted that the typical monitor well construction design indicated that the groundwater level is above the slotted screen, which would leave stagnant water in the upper portion of the water column within the monitor well (that is, non-representative of the aquifer). In other monitor well schematics it was noted that the filter pack was placed in the annular space around only the lower portion of the slotted screen, and it is not clear how the upper portion of the annual space was completed.

The collection methods and well designs do not demonstrate that a representative groundwater sample is collected during the sampling events. No Quality Assurance/Quality Control (QA/QC) samples were collected, and no internal laboratory QA/QC data was provided in the laboratory reports. No data validation is carried out on the laboratory reports and sampling events.

7.3.3 Qualified Person’s Statement on Hydrogeological Drilling and Sampling

The QP considers the hydrogeologic characterization and water quality monitoring to be inadequate and additional work is required. The lack of adequate hydrogeologic characterization and water balance poses a potential risk to the operations.

7.4 Geotechnical Drilling

Geotechnical drilling and sampling was completed by Call & Nicholas, Inc. (CNI) in two programs. Drilling and sampling within the BVC area was completed in 2003. A second program within the BVZ area was completed between September 2011 and January 2012. The results of these exploration programs are summarized in Sections 7.4.1 through 7.4.3.

7.4.1 Geotechnical Surface Mapping

Major structural features (e.g., faults, shear zones and persistent discontinuities) were mapped in 2004 by Cananea personnel during mapping of existing pit benches, from which major fault structure data was extracted. This data indicated three prominent fault sets, one less prominent fault set, and three poorly developed fault sets. CNI noted that the major named faults Elisa, Capote, and Tinaja probably correspond to the prominent fault trending northeast and dipping 50 to 90 degrees west, or to the less prominent fault set trending northeast and dipping 60 to 90 degrees north.

Surface geological mapping was not collected during the 2012 investigation, but CNI incorporated major structure data from a geologic map from Meinhert (1980) and from underground and surface maps provided by the mine geologists. Stereographic projection of these structures indicates that these additional structures plot within the fault sets identified in 2004. The orientation of the major fault sets is provided in Table 7.6.

Table 7.6: Major Fault Sets at BVC

Fault Set	Dip Range (Degrees)	Dip Direction Range (Degrees)
1	62 - 75	030 - 058
2	58 - 90	060 – 105
3	50 - 90	110 – 140
4	70 - 90	145 – 165
5	58 - 85	185 – 240
6	68 - 90	245 - 300
7	75 - 85	330 - 345

Rock fabric data was collected by CNI during the 2004 program by cell mapping 270 fifteen-meter-long cells during August/September 2003 and January/February 2004. Additional rock fabric data was collected in 2012 through cell mapping of rock outcrops in the BVC. A total of 12 cells were mapped during the program.

The fabric databases are well established and are presented by CNI as stereographic projects used to define east, west, and north structural domains.

7.4.2 Geotechnical Core Drilling Program

Geomechanical properties, including rock quality designation (RQD) index, fracture frequency and number of joint sets were collected during drilling of the nine (9) oriented geotechnical drill holes, supervised by CNI personnel, that were drilled from October through November 2003 at BVC. Geotechnical data was also collected from eight (8) drill holes drilled between September 2011 and January 2012 for the BVZ project.

Core drilling utilized HQ3 (61.1-mm core diameter) triple tube coring methods for the drill holes completed in the BVZ area. The drilling method was not specified for BVC, but the core size tested in the laboratory was NQ3 (45-mm core diameter). Accordingly, it appears that in both programs, triple tube drilling was used to collect samples, which is the system that imparts the least disturbance on the core while it is drilled.

The nine (9) geotechnical drill holes drilled in the BVC area totaled 2,931.5 m and the eight (8) drill holes drilled in the BVZ area totaled 2,078 m. Table 7.7 provides a summary of the geotechnical drill hole locations and orientations and Figure 7.7 illustrates their locations relative the exploration drilling at BVC.

Table 7.7: Summary of Geotechnical Drill Holes

Drill Hole ID	Easting (m)	Northing (m)	Azimuth (°)	Inclination (°)	Elevation (m)	Total Depth (m)	Area
BD 3783	563,088	3,425,512	240	60	1,681.85	395.33	BVC
BD 3784	563,224	3,425,337	165	65	1,648.36	332.84	
BD 3785	563,220	3,426,307	330	67	1,858.99	367.89	
BD 3786	562,963	3,426,023	295	63	1,844.48	462.26	
BD 3787	563,957	3,425,881	90	65	1,724.67	267.31	
BD 3788	563,099	3,425,365	205	60	1,693.34	383.44	
BD 3789	563,908	3,425,607	85	65	1,650.19	221.59	
BD 3790	564,023	3,426,460	50	60	1,650.42	200	
BD 3791	563,016	3,426,833	5	60	1,933.74	300.84	
BD-4543	563,561	3,427,374	273	-68	273	260	BVZ
BD-4545	563,668	3,427,127	231	-74	231	240	
BD-4548	563,780	3,427,362	273	-75	273	345	
BD-4550	563,900	3,427,076	195	195	-75	220	
BD-4551	564,050	3,427,193	135	-75	135	318	
BD-4553	564,061	3,427,730	39	-72	39	225	
BD-4557	564,175	3,427,399	78	-65	78	215	
BD-4558	563,731	3,427,614	298	-74	298	255	



558000
561000
564000
567000
3430000
3427000
3424000
2
N

LEGEND

Geotechnical Drill Holes

- 2003 Geotechnical Drill Holes (BVNCU)
- 2011-2012 Geotechnical Drill Holes (BVNZN)

Drill Hole Type

- DDH
- DDH (Mine Level)
- Percussion
- RC
- Rotary (Exploration)
- Rotary (Machine T4)
- Rotary (15 m samples)
- Highway
- Railway
- Concessions and Mining Rights
- Current Pit Extent
- LOM Pit Extent
- Property Limit
- Surface Water Bodies

0 1 2

1:40,000 Kilometers

NOTE(S)

REFERENCE(S)

1. COORDINATE SYSTEM: WGS 1984 UTM ZONE 12N
2. IMAGERY SOURCE: ESRI, MAXAR, GEOEYE, EARTHSTAR GEOGRAPHICS, CNES/AIRBUS DS, USDA, USGS, AEROGRID, IGN, AND THE GIS USER COMMUNITY

CLIENT

GrupoMéxico

PROJECT

BUENAVISTA DEL COBRE

TITLE

GEOTECHNICAL DRILL HOLE LOCATION MAP

CONSULTANT

GOLDER MEMBER OF WSP

YYYY-MM-DD	2022-02-22
DESIGNED	JS
PREPARED	TBH
REVIEWED	JS
APPROVED	MO

PROJECT NO.	CONTROL	REV.	FIGURE
20442424	-	-	7.7

Geomechanical data was recorded for each geotechnical drill hole. Mean percent RQD statistics were calculated and downhole histograms of each of the drill holes were generated. These histograms contain data on the following properties:

- Interval length
- Percent recovery
- Percent RQD
- Fracture frequency
- Hardness
- Number of whole core pieces per run
- Average length longest piece
- Length of broken zone
- Average percent of run with hardness < 2

The following data was collected for the fracture orientations in each of the drill holes:

- Fill type
- Fill thickness
- Presence of slickensides
- Classification of natural and mechanical breaks
- Dip angle of natural fractures with respect to core axis
- Circumferential angle between top of core and the apparent “dip direction” of the discontinuity (β; measured clockwise from the top of core to the point on the fracture surface furthest downhole)

The oriented core data collected by the latter two measurements was used to supplement the rock fabric database collected at the surface by cell mapping.

Samples were collected by CNI personnel for geotechnical laboratory testing. Intact lengths of core, fractures, and bagged samples of granular material were sampled for intact and fracture strength testing. Samples were collected with the intent of representing the variability of rock and alteration types.

7.4.3 Laboratory Testing

The laboratory testing program include tests of intact rock strength and shear strength of discontinuities and fault gouge. A summary of these testing programs is listed in the following sections.

7.4.3.1 Intact Rock Strength

The BVC project included compilation of a laboratory test database developed from the following tests:

- A 1969 database presented as a summary table of average uniaxial compressive strength, average tensile strength, and intact rock shear strength (triaxial testing).
- CNI's project specific laboratory test results database including:
- 19 Uniaxial Compressive Strength (UCS) tests plus rock density (pounds per cubic foot [pcf])
- 18 Brazilian Indirect Tensile Strength tests
- 19 rock density tests measured on the samples tested for uniaxial compression

The BVZ project included compilation of a laboratory test database developed from the following tests:

- CNI's project specific laboratory test results database including:
- 17 UCS tests plus rock density
- 31 Triaxial Compressive Strength (TCS) tests
- 36 Brazilian Indirect Tensile Strength tests
- 84 rock density tests measured on the samples tested for uniaxial compression, triaxial compression and disk tension

The laboratory testing methods used to determine the rock strength are the standard methods recommended in Read and Stacey (2009). CNI performed all laboratory testing in their Geotechnical laboratory located in Tucson, Arizona. Our review of the laboratory testing data sheets found that the data reported, and derivation of the test results generally follows the ASTM standards for Uniaxial Compressive Strength Tests (ASTM D7012 Method C) and Brazilian Indirect Tensile Strength Tests (ASTM D3967).

CNI uses a method of estimating rock mass strength that is bracketed by the intact rock strength and the fracture shear strength, which they developed (Call et al, 2000), (Read and Stacey 2009). The technique is developed from a rational basis and has commonly produced comparable results to more conventional techniques for developing rock mass strength estimates when we have had the data available to compare results. A summary of the derived intact rock strengths is provided in Table 7.8 and Table 7.9. Based on the data presented, the results of the method of rock mass strength analyses produce results that are reasonable for the geotechnical material characterizations presented. The favorably altered limestone is skarn, which results in a relatively high rock density and correspondingly high intact shear strength parameters compared to the other rock types.

Table 7.8: Estimated Intact Shear Strength and Young's Modulus – BVC

Rock Type	Average Uniaxial Compression (psi)	Disk Tension (psi)	Estimated Intact Shear Strength		Estimated Young's Modulus (psi x 103)	Rock Density (pcf)
			phi (degrees)	Cohesion (psi)		
Mesa Volcanic	10,029	1,144	44.8	1,346	5,300	161
Henrieta Volcanic	8,490	1,255	40.7	1,342	4,700	163
Porphyry	11,762	1,515	42.9	1,705	5,950	162
Porphyry Breccia	9,895	895	48	1,144	5,150	152.6
Mesa Volcanic Breccia	6,678	764	44.7	898	3,900	167.9
Chloritized Limestone	3,267	692	34.5	644	1,800	163.4
Mesa Volcanic	10,029	1,144	44.8	1,346	5,300	161

Table 7.9: Estimated Intact Shear Strength for Paleozoic Limestone – BVZ

Rock Type	Average Uniaxial Compression (psi)	Disk Tension (psi)	Estimated Intact Shear Strength		Rock Density (pcf)
			phi (degrees)	Cohesion (psi)	
Paleozoic Limestone – Unfavorably Altered	6,425.20	1,074.00	48.6	1,075.20	177.3
Paleozoic Limestone – Favorably Altered	14,106.40	1,841.00	55.5	2,565.00	196.5

7.4.3.2 Strength of Structural Defects

Shear strength of structural defects was measured in 2004 for BVC from 14 direct shear tests completed on six rock types and 3 direct shear tests on fault gouge samples. Results of the direct shear testing for BVC are summarized in Table 7.10.

An additional 26 direct shear tests were completed in 2012 on six alternation types from the Paleozoic Limestone group and the intrusive rock. Descriptions of these alteration types are provided in Table 7.11 Results of the direct shear testing for BVZ are summarized in Table 7.12.

Table 7.10: Summary of Direct Shear Testing - BVC

Sample ID	Drill Hole	Sample Depth (m)	Rock Type	Power	Regression	Linear Cohesion		Regression	
				K	M	(psi)	(KPa)	B (Tan Phi)	PHI (Degrees)
3784168	BD 3784	168.36	Henrieta Volcanic	1.1937	0.8493	5.82	40.1	0.5288	27.87
3788343	BD 3788	343.77		1.0389	0.8483	4.62	31.9	0.4623	24.81
3784240	BD 3784	240.30		0.4411	1.0159	0.66	4.6	0.4706	25.2
			Combined:	0.8389	0.9001	3.7	25.5	0.4873	25.98
378738	BD 3787	38.80	Mesa Volcanic	0.848	0.8905	3.08	21.2	0.4772	25.51
3789100	BD 3789	100.67		1.0547	0.8545	5.17	35.7	0.4823	25.75
3791165	BD 3791	165.50		0.7938	0.9023	3.13	21.6	0.4714	25.24
			Combined:	0.8945	0.882	3.79	26.1	0.477	25.5
3791228	BD 3791	228.59	Chloritized Limestone	0.9512	0.8641	4.34	29.9	0.461	24.75
3791297	BD 3791	297.77		1.7047	0.6641	8.75	60.3	0.2655	14.87
			Combined:	1.1899	0.7822	6.54	45.1	0.3632	19.96
3787137	BD 3787	137.25	Feldspar Porphyry	1.2677	0.8106	6.78	46.8	0.4564	24.53
3789497	BD 3789	49.74		0.7963	0.9667	0.75	5.2	0.6755	34.04
			Combined:	0.9629	0.8998	3.76	25.9	0.566	29.51
3788202	BD 3788	202.82	Quartz-Feldspar Porphyry	0.3949	0.9984	0.26	1.8	0.3893	21.27
3788272	BD 3788	272.68		0.8539	0.9201	3	20.7	0.558	29.16
			Combined:	0.6141	0.9517	1.63	11.2	0.4736	25.34
3783324	BD 3783	324.17	Qz-Feldspar Porphyry Breccia	0.6464	0.9405	1.78	12.3	0.4708	25.21
3787253	BD 3787	253.94		1.0405	0.8572	5.08	35	0.483	25.78
			Combined:	0.8269	0.8973	3.43	23.7	0.4768	25.49
3788219	BD 3787	219.00	Fault Gouge	0.3395	0.9584	1.81	12.5	0.2618	14.67
3788332	BD 3788	332.00		5.533	0.4841	20.97	144.6	0.2877	16.05
3791237	BD 3791	237.00		2.9051	0.6129	15.19	104.8	0.3159	17.53
			Combined:	2.2636	0.6394	12.65	87.2	0.2884	16.09

Table 7.11: Summary of BVZ Discontinuity Alteration Types

Rock Type	Description
LMS	Relatively fresh/unaltered limestone
LMS1	Fe oxidized, argillized and clay rich limestone
LMS2	Silicified and/or propylitically altered limestone with varying amounts of sulfide bearing phases
LMS3	Limestone with abundant authigenic calcite
SKN1	Argillized and/or heavily retrograded, chlorite and actinolite rich skarn and skarnoid
SKN2	Relatively non retrograded skarn that may display propylitic and/or silicic alterations
INT	Intrusive rock with one or more alteration styles including, but not limited too, propylitic, silicic, argillic, and/or phyllic alterations

Table 7.12: Summary of Direct Shear Testing - BVZ

Sample ID	Drill Hole	Sample Depth (m)	Rock Type	Peak/Resid	Friction Angle (deg)	Linear Cohesion		Shifted Power K for X in		M
						(psi)	(KPa)	(psi)	(KPa)	
477-BD-4543-0114	BD-4543	114.00	LMS	Resid	13	5.1	35.3	0.799	1.211	0.785
477-BD-4543-0156	BD-4543	156.00	LMS	Resid	28.3	2.2	15.1	0.7	0.766	0.954
477-BD-4543-0159	BD-4543	159.00	LMS	Resid	34.8	8.9	61.4	1.616	2.163	0.849
477-BD-4543-0198	BD-4543	198.00	LMS1	Resid	16.9	4.4	30.2	0.756	1.035	0.837
477-BD-4545-0131	BD-4545	131.00	LMS1	Resid	24.5	3.8	26.5	0.785	0.946	0.903
477-BD-4545-0184-REDO	BD-4545	184.00	LMS2	Resid	27.3	9	61.9	1.547	2.262	0.803
477-BD-4545-0184	BD-4545	184.00	LMS2	Resid	31.3	17.5	121	3.193	5.659	0.704
477-BD-4548-0198	BD-4548	198.00	SKN1	Resid	28.1	14.2	98.2	2.333	3.853	0.74
477-BD-4548-0198	BD-4548	198.00	SKN1	Peak	27.1	37.8	260.9	9.629	25.56	0.494
477-BD-4548-0229	BD-4548	229.00	SKN2	Resid	34.6	11.4	78.7	1.937	2.764	0.816
477-BD-4548-0257	BD-4548	257.00	LMS3	Resid	20.9	3.8	26.4	0.764	0.971	0.876
477-BD-4548-0257	BD-4548	257.00	LMS3	Peak	24.9	11.7	80.4	1.865	3.001	0.754
477-BD-4548-0331	BD-4548	331.00	LMS3	Resid	25.4	3	20.5	0.761	0.896	0.915
477-BD-4548-0343	BD-4548	343.00	LMS	Resid	38	9.8	1.1	1.752	2.31	0.857
477-BD-4550-0194	BD-4550	194.00	INT	Resid	29.9	5.1	35.3	1.054	1.3	0.891
477-BD-4551-0116	BD-4551	116.00	SKN1	Resid	16.1	7.7	53.2	1.319	2.218	0.731
477-BD-4551-0120	BD-4551	120.00	SKN1	Resid	18.8	8.4	58.2	1.328	2.106	0.761
477-BD-4551-0120	BD-4551	120.00	SKN1	Peak	18.9	20.5	141	4.809	11.711	0.539
477-BD-4553-0146	BD-4553	146.00	INT	Resid	25.5	4.9	33.5	0.949	1.205	0.877
477-BD-4553-0199	BD-4553	199.00	INT	Resid	34.1	2.6	18.1	0.964	1.093	0.935
477-BD-4553-0199	BD-4553	199.00	INT	Peak	29.9	49.1	338.2	13.381	37.846	0.461
477-BD-4557-0096	BD-4557	96.00	SKN2	Resid	36.4	17.2	118.7	2.875	4.583	0.759
477-BD-4557-0155	BD-4557	155.00	SKN2	Resid	32.4	3.6	25.1	0.974	1.13	0.923
477-BD-4557-0215	BD-4557	215.00	SKN2	Resid	33.8	6.9	47.4	1.531	2.083	0.841
477-BD-4558-0227	BD-4558	227.00	LMS2	Resid	29.2	5.3	36.5	1.059	1.321	0.886
477-BD-4558-0230	BD-4558	230.00	SKN2	Resid	28.3	14.1	97.2	2.379	3.959	0.736

7.4.4 Qualified Person's Opinion

The QP is not aware of any drilling, sampling, or recovery factors that could materially affect the accuracy and reliability of the results of the historical geotechnical drilling and sampling. The data are well documented via original digital and hard copy records and were collected using industry standard practices in place at the time. All data has been organized into a current and secure spatial relational database. The data has undergone thorough internal data verification reviews, as described in Section 9.0 of this TRS.

8.0 SAMPLE PREPARATION, ANALYSES, AND SECURITY

8.1 Site Sample Preparation Methods and Security

8.1.1 Sampling Techniques and Preparation

All sampling was completed by geologists employed by BVC, or the previous operators, depending on the program. The QP was not directly involved during the exploration drilling programs or sample selection. Based on review of the procedures during the site visit and subsequent review of the data, it is the opinion of the QP that the measures taken to ensure sample representativeness were reasonable for the purpose of estimating Mineral Resources.

Several different sampling techniques have been used on the Project since 1998. The nature and quality of the sampling from the various sampling programs is summarized in the following sections.

8.1.1.1 RC Drilling

The RC drilling was focused on collecting lithological and grade data from within the mining polygons for Tepetate, leachable and short-term ore. RC Drilling was carried out with a 5 ½-inch diameter hammer bit. Samples were retrieved from the drill mounted cyclone and were collected at continuous intervals over 3 m of borehole. The original sample was then divided into three parts using a splitting device, resulting in a representative sample of approximately 5 kg. is the sample was then placed in a labeled and sealed rice bag prior to transfer to the mechanical preparation facility. An example of an RC drill rig is shown in Figure 8.1.

Figure 8.1: RC Drilling Rig



Source: SCC

8.1.1.2 Core Drilling

Drill cores were carefully handled from the time they were obtained from the drill site. The cores were packed sequentially in plastic or wooden core boxes as they were retrieved. For each core run, a tag, or label, was placed where the driller notes the depth of the hole indicating the interval drilled. The geologist or their assistant measured the actual length of the core recovered in the run to calculate the core recovery.

Post-2010, core samples were collected from HQ (63.5- mm core diameter) size drill core for the first 150 m, then a switch was made to NQ (47.6-mm core diameter) drill core for the remainder of the drill hole. Prior to 2010, BQ (36.5-mm core diameter) was used for all the DDH samples. The geologist responsible for core logging and description typically varied the sample length according to the mineralogy or other geological features observed.

To prepare the core sample for submittal to the assay laboratory, it was first split in half using a manual core cutter. One half of the core was carefully retained in the core box and kept for future reference or for metallurgical or column leaching tests. The other half was placed in a plastic bag, labeled, and sealed for shipment to the laboratory. The weight of the samples varied between 8 and 15 kilograms (kg) depending on the diameter of the drill hole.

8.1.1.3 Sample Preparation

From 2011 to 2017, the mechanical sample preparation was carried out by Sonora Sample Preparations, S.A. de C.V. (Sonora Sample). Since 2018, the mechanical sample preparation has been completed by MASP Mexico SC (MASP). MASP is international certified to ISO 9001:2008; however, the QP could not verify the certification for Sonora Sample. The mechanical sample preparation generates one (1) set of three (3) pulps per sample weighing approximately 100 g. Each pulp is identified with the sample number and are used as follows:

- 1 pulp to be sent to the Geochemical Laboratory.
- 2 pulps returned to the facilities of the Superintendent of Geology for storage.

The procedure at the laboratory for both DDH and RC samples was as follows:

- Samples were received at the laboratory and catalogued.
- Samples were weighed.
- Drying at 60° C.
- Primary crushing to -10 mesh (150 microns).
- Separation with a Jones Splitter or Rotatory machine to produce a 250-g – 300-g sample.
- Pulverization of 90-95% to -200 mesh (75 microns) until the sample weighs 125 grams (g) - 150 g to obtain three (3) samples.
- One sample was taken at random every five samples for quality control at -200 mesh.

The remaining sample material, including both coarse and pulp rejects, were organized and temporarily stored for future reference, or assay verification.

8.1.2 Sample Results

To date there has been a total of 467,447 samples collected on the BVC Project, including both BVC and BVZ. The sampling comprises 349,852 core samples and 117,595 samples that are either percussion, RC, or rotary. A summary of the sampling by drilling type is presented in Table 8.1 and by year in Table 8.2. These tables include all available assay data, including drill holes and samples that were excluded in the modeling process, as discussed in Section 11.1

Table 8.1: Summary of Assay Samples by Drill Hole Type

Drill Hole Type	No. of Samples	Mean Thickness (m)	Mean Total Cu (wt. %)
DDH	316,980	2.15	0.38
DDH (Mine Level)	32,872	1.62	0.81
Percussion	28,181	1.98	0.43
RC	68,203	3.07	0.29
Rotary (Exploration)	295	3.00	0.30
Rotary (Machine T4)	19,151	1.57	0.34
Rotary (15 m samples)	1,765	5.25	0.31
Total	**467,447**	**2.22**	**0.38**

Table 8.2: Summary of Assay Samples by Year Drilled

Year	No. of Samples	Mean Thickness (m)	Mean Total Cu (wt. %)
Pre-1990	189,730	1.73	0.43
1990	7,630	2.65	0.37
1991	1,188	3.24	0.34
1992	11,750	2.97	0.31
1993	9,444	3.07	0.24
1994	20,582	2.85	0.34
1995	11,708	3.06	0.30
1996	14,791	3.12	0.35
1997	4,485	3.00	0.18
1998	19,323	2.76	0.27
1999	14,127	2.24	0.29
2000	17,450	2.61	0.34
2001	893	3.00	0.49
2002	7,250	3.07	0.30
2003	6,941	3.18	0.40
2004	775	3.07	0.46
2005	9,672	2.94	0.34
2006	4,521	3.05	0.37
2007	14,168	3.03	0.31
2011	2,801	2.07	0.35
2012	2,625	3.05	0.32
2013	5,421	2.18	0.38
2014	864	2.48	0.34
2015	7,244	2.71	0.32
2016	3,956	2.70	0.35
2017	3,303	2.97	0.14
2018	2,762	2.99	0.24
No Information	72,043	1.77	0.57
Grand Total	**467,447**	**2.22**	**0.38**

8.1.3 Verification of Sampling and Assaying

Periodically, assay verification campaigns were carried out by cross-checking samples between laboratories, using both coarse and pulp reject material. In general, the absolute differences in Cu assays have been insignificant; however, there have been some differences in the minor element determinations which does not in the QP's opinion impact the overall reliability of the assays. It is the opinion of the QP that these minor differences do not have a material impact on the grade modelling or the Mineral Resource estimate.

8.1.4 Sample Security

For the BVC drilling, core was collected at the drill rig by BVC employees and transported to the core shed, a locked and fenced facility. The core boxes were accompanied by a form with information on the interval drilled, drilling number and project name. Subsequently, the box was secured and tied up (Figure 8.2) to prevent any manipulation or alteration of the core recovered during transport. At the end of each shift, a report was generated with the total meters drilled per shift. The receipt of core from the drill rig included a review of the start and end interval, which corresponds with the marked physical evidence and the reported drilling progress by BVC personnel.

Figure 8.2: Secured Core Box


EMPIEZA
PROYECTO.
BARRENO No.
DE.
A.
CAJA No.
PP
TERMINA

The core was then logged, photographed and sample intervals were labeled with a water-resistant tag, split, and put in sample bags and sealed (Figure 8.3 and Figure 8.4). The Superintendent of Geology then contacted the contractor company in charge of mechanical sampling by email and the core was collected for preparation.

Figure 8.3: Example Core Box (BD-5730)


BD-5730
AS
CAJA: 290
De:729.15 A:732-50

The preparation laboratories would send their own transportation to pick up the sample batches, with each batch comprising all the samples from one drill hole. Sample submission forms with the details of each batch and assays required were signed by the laboratory personnel upon receiving the samples. The samples were identified by sample number. The remaining core is stored in the core warehouse in order of hole number and box number. Other than initial splitting of the core, Group Mexico personnel were not involved with sample preparation, or analysis.

Figure 8.4: Example of Split Core Samples



8.2 Laboratory Sample Preparation Methods and Analytical Procedures

Until the early seventies, all samples were analyzed only for total Cu at the mine's internal laboratory and assay verification was carried out systematically in-house. Occasionally, when the presence of other minerals of interest such as sphalerite (Zn-bearing), molybdenite (Mo-bearing), etc. were identified visually, these elements were also analysed for. Also, when a special evaluation of the deposit was carried out, specific chemical analysis campaigns were conducted, as in the case of Mo and As.

Since 1996, in accordance with the objectives of the BVC's Development Plan, the decision was made to routinely analyze samples for 10 elements, which include total Cu, oxide copper (CuO), soluble copper cyanide (CuCN), Fe, Zn, lead (Pb), Mo, As, bismuth (Bi), and antimony (Sb). To carry out these analyses, an internal laboratory, Laboratorio Geoquímico Industrial Minera México, S.A. de C.V. Dirección Técnica y Control Metalúrgic, located in San Luis Potosi, Sonora, Mexico was used from 2011 to 2020. For the 2021 drilling program, the samples were being analyzed by Actlabs Mexico S.A. de C.V. located in Zacatecas, Mexico and in Ancaster, Ontario. (Table 8.3). Both laboratories are internationally certified under the ISO 9001:2015 standard.

The analysis for Cu, Zn, Pb, Mo, As, Bi, and Sb were performed using a 4-acid digestion with hydrochloric, nitric, perchloric and hydrofluoric acid followed by analysis with Total Digestion- Inductively Coupled Inductively Coupled Plasma-Optical Emission Spectrometry (ICP-OES) and Atomic Absorption (AA) Spectroscopy depending on the element to be reported.

The analysis for Au was done by a 2-acid digestion of a 75-g geochemical solution sample with methyl isobutyl ketone and chlorohydric acid. Final analysis was by AA fire assay for values below 500 parts per billion (ppb).

The analysis for sequential Cu, was done by digestion of a 0.2-g pulverized sample with sulfuric acid obtaining the Cu content as an acid-soluble oxide and the remainder of the same sample is done by digestion with a sodium cyanide solution, the Cu contained in the secondary sulfides and bornite - primary sulfide - is obtained. Finally, the previous analytical residue was assayed for Cu, which is called residual Cu, which is mostly the Cu present in the primary sulfide chalcopyrite. Final analysis was by AA, or ICP.

Table 8.3: Summary of BVC Preparation and Assay Laboratories

Years	Sample Preparation	Assaying
1926-1999	Unknown	Unknown
1997-1999	Jacobs Assay Office	Jacobs Assay Office
2000-2003	Internal*	Internal*
2004-2006	Internal*	Internal*
2006-2011	Sonora Sample	Internal*
2011-2017	Sonora Sample	Internal*
2017-2019	Masp	Internal*
2020	Masp	Internal*
2021	Masp	Actlabs

Note: *SCC internal Laboratorio Geoquímico Direccion Tecnica y Control Metalurgico

8.3 Quality Control and Quality Assurance Programs

QA/QC programs help to ensure the reliability of assay results from both internal and commercial laboratories and are considered to be essential industry standard practice. Prior to the 2020 drilling campaign, no QA/QC programs were implemented at BVC. As of 2020, BVC have begun a systematic QA/QC program, which includes the insertion of the certified reference materials (CRMs), field duplicates, field blanks and twin samples into the sampling stream every 15 samples. For the CRMs, they are using commercially prepared copper-porphyry standards purchased from ORE Research & Exploration Pty Ltd (OREAS):

- OREAS 151b: low-grade Cu-Au porphyry
- OREAS 505: mid-grade Cu-Au porphyry
- OREAS 502c: high-grade Cu-Au-Mo porphyry

The QP has not reviewed the 2020 QA/QC samples, or program, as this drilling was not part of the 2021 Mineral Resource estimate. The QP recommends that a robust QA/QC program be implemented for any future drilling programs, and that regular analysis of these samples be completed to ensure consistency and reliability across the laboratory assays.

8.4 Qualified Person’s Opinion Regarding Sample Preparation, Security and Analytical Procedures

It is the QP’s opinion that much of the historical information used in the construction of the geological model, including the sample preparation, sample security and analytical procedures applied by BVC are not well documented or understood. However, the QP considers the historical information to be adequate for the purpose of establishing an analytical database for use in the grade modeling and preparation of Mineral Resource estimates, as summarized in this TRS.

The QP notes, that in addition to the deficiencies noted above, as no QA/QC programs were implemented at the site until 2020, the QP can only classify Indicated and Inferred Mineral Resources at BVC. In order to classify Measured Mineral Resources for the Project, further drilling, sampling and a robust QA/QC program must be completed.

The QP reviewed the current core and sampling techniques during a site visit in August 2021. The QP found that the current sampling techniques were appropriate for collecting data for the purpose of preparing geological models and Mineral Resource estimates.

9.0 DATA VERIFICATION

9.1 Exploration and Mineral Resource Data Verification

9.1.1 Exploration Data Compilation

The QP was provided with the compiled BVC database, in Excel file format, which included survey information, downhole geological units, sample intervals and analytical results.

Drill hole data for BVC includes 6,204 drill holes totaling 1,079,636 m of drilling and with 467,444 analytical samples totaling1,039,022 m. Compiled supporting documentation for the BVC drilling data included descriptive logs, with collar survey, core photos, and assay information. There were also 1,777 surface samples included in the database.

9.1.2 Exploration Data Validation

All drill hole logs were recorded by BVC logging geologists on formatted paper sheets, then transcribed into Excel. Data and observations recorded into the digital logging files were reviewed for transcription or keying errors or omissions by senior BVC geologists. The data provided by BVC was evaluated for errors and omissions as part of the data validation procedures performed by Golder.

The review of the database used for the modeling was performed with the QP's internal software (DataCheck®), which allows the detection of inconsistencies such as: overlapping intervals, excessive path deviation between measurement intervals, duplication of collars, sample depth greater than the depth of the collar, among others.

No major inconsistencies were detected in the databases submitted; however, the following inconsistencies should be reviewed:

- Two drill holes with no record of geology and assay.
- Six drill holes with gaps of unrecorded segments at the beginning or end of the drilling in geology and assay table.

The QP reviewed a percentage of the drill hole information against the original logging sheets. For the review, the QP requested BVC information from 93 drill holes from BVC, information included collar, survey, and assay files. Of these 93 drill holes reviewed, between 10% and 20% of the total length of each drill hole was checked.

The review consisted of verifying the collar, survey, lithology, mineralization and grade data for Cu, Mo, Fe, Ag, and Zn present in scanned log documents versus the existing information in the database used for Mineral Resource estimation.

In general, there was a 93% agreement of the collar data and 96% agreement of the survey data between the scanned logs and the database submitted by BVC.

For the lithology there was a 90% agreement between the scanned logs and the database and 89% agreement for the mineralization. In general, differences are minor and are not likely to effect lithology modeling. The minor differences included transcription errors (e.g., codes entered in the logging sheets were missing in database), scanning issues for the logging sheets where pages were missed, and minor differences in the units entered in the logging sheets compared to the same interval in the database (ex. interval logged as crystalline limestone and entered as undifferentiated limestone).

For Cu grades, there was 95% agreement between the scanned logs and the database. There was a small percentage (5%) where there is a possible transcription error. For Zn, Mo, Fe, and Ag grades, more than 80% of the drill holes have no data in the scanned documents to allow for verification.

The QP also reviewed the drill hole data during the August 24-25, 2021, site visit. The purpose of the site visit was to review the project site, geology, current, and previous exploration methods, and results and identify any concerns and provide recommendations for consideration by BVC. The site visit was completed in fulfilment of the requirement that the Mineral Resource or Mineral Reserves QP(s) perform a current site visit to the project in support of preparation of any S-K 1300 Mineral Resource and/or Mineral Reserve statements, or TRS.

9.1.3 Validated Drill Hole Information

The QP performed a comparison of the collar elevation to the topographic surface. The 6,204 available drill holes, 1,777 channel and bulk samples, and supporting information were imported into a 3D modeling program (Leapfrog Geo). The collar elevations were successfully checked against the pre-mining topographic surface from 1906. Given the time passed since the measurement of this topography there is no clearness regarding the methodology used; however, most of the information related to the original campaigns of the mine is located in areas that have already been exploited

In total, 631 drill holes had collars with differences greater than 15 m relative to the 1906 pre-mining topography, of which 230 drill holes recorded at least 15 m of a logged lithological rock unit over the 1906 topography and 2 drill holes recorded no geological or grade information.

The other 401 drill holes with collars over 15 m above the pre-mining topography correspond to the infill unit, indicating that this drill hole was drilled over some type of infill after the topography was measured. Considering this analysis of drill holes by collar elevation, 230 drill holes were discarded from further geological modeling and estimation analysis.

Additionally, all channel and bulk samples were removed from the estimation database, because there was uncertainty as to what methodology was used to obtain them, as were drill holes lying outside the geological information limit, and duplicated drill hole instances.

A total of 309 drill holes and 1,777 surface samples were discarded from the final estimation database following these criteria:

- Difference between topography and collar coordinates greater than 15 m (230)
- Duplicated drill holes (23)
- Drill hole lying outside the geological information limit (56)
- Channel samples (1,695)
- Bulk samples (82)

A summary table providing key details for all validated drill holes for the Project is presented by type in Table 9.1 and surface samples in Table 9.2. The surface samples were used for modeling, but not for estimation.

Table 9.1: Summary of Validated Drill Holes by Type

Drill Hole Type	Validated		Excluded		Total Drill Holes	Total Meterage
	No. of Drill Holes	Total Meterage	No. of Drill Holes	Total Meterage		
DDH	2,854	661,556	229	56,144	3,083	717,700
DDH (Mine Level)	814	52,916	12	372	826	53,288
Percussion	318	51,970	21	3,771	339	55,741
RC	21	885			21	885
Rotary (Exploration)	1299	205,036	37	6,716	1,336	211,752
Rotary (Machine T4)	507	29,559	10	492	517	30,051
Rotary (15 m samples)	82	10,220			82	10,220
Total	**5,895**	**1,012,142**	**309**	**67,495**	**6,204**	**1,079,637**

Table 9.2: Summary of Validated Surface Samples by Type

Surface Sample Type	Validated		Excluded		Total Ssmples	Total Meterage
	No. of Samples	Total Meterage	No. of Samples	Total Meterage		
Channel samples			1,695	83,881	1,695	83,881
Bulk samples			82	14,985	82	14,985
Total			**1,777**	**98,866**	**1,777**	**98,866**

9.1.4 Limitations on Data Verification

The QP was not directly involved in the exploration drilling and sampling programs that formed the basis for collecting the data used in the geological modeling and Mineral Resource estimates for the Project; however, the QP was able to observe the drilling, sampling, and sample preparation methods while in progress during the 2021 drilling campaign site visit. The QP has had to rely upon a detailed review of the pre-2020 exploration program data, documentation and standard database validation checks to ensure the resultant geological database is representative and reliable for use in geological modeling and Mineral Resource and Reserve estimation.

The Golder QP is not aware of any other limitations on nor failure to conduct appropriate data verification.

9.1.5 Qualified Person's Statement on Adequacy of Data Validation

The QP has validated the data disclosed, including collar survey, down hole geological data and observations, sampling, analytical, and other test data underlying the information or opinions contained in the written disclosure presented in this TRS. The QP, by way of the data verification process described in this Section of the TRS, has used only that data, which were deemed by the QP to have been generated with proper industry standard procedures, were accurately transcribed from the original source and were suitable to be used for the purpose of preparing geological models and Mineral Resource estimates.

9.2 Mine Plan, Cost Model, and Mineral Reserves Review

9.2.1 Geotechnical

Pit slope designs for the BVC mine are presented in two separate reports prepare by CNI. The first report for the BVC pit was issued in June 2004, while the second report for BVZ was prepared in December 2012. In broad terms, the pit slope designs presented for BVZ may be considered an extension of the BVC designs as the rock types associated with the BVZ designs lie stratigraphically below the rock units associated with the BVC Project.

CNI evaluated structural stability of open pit benches by analyzing structural data on orientation, length, spacing, and shear strength of fractures using a proprietary software package, and then applying an empirical correction factor based on experience to account for operating practices to develop estimated bench face angles. While these proprietary methods can not be independently checked in detail, the results are reasonable based on the data presented and Golder's experience with similar rock types and geotechnical models.

CNI developed design bench face angles and inter-ramp slope angles in 1° intervals based on application of their proprietary methods. Such small increments may not seem to be justified based on the samples of structural data available, the expected variability of geological conditions, and the assumptions inherent in their analytical and methods and correction factors. However, ultimately the recommendations are based on the complete data set available and are therefore supported by the available data.

9.2.2 Mining Methods

The proximity of the mineralized ore to the surface results in the use of bulk surface mining methods to extract the material. The shape of the mineralized zone further defined the surface mining design as an open pit mine using trucks and shovels as the primary mining equipment.

The material containing higher grade copper is hauled to primary crushers and conveyed to one of two concentrators (milled ore); material containing lower grade copper or below which is deemed below economic viability is hauled to in-pit crushers and conveyed to crushed-ore leach pads; hauled by trucks to the ROM leach pads; or to the ex-pit OSFs.

9.2.3 Cut-off Grade and Modifying Factors

The COG is the grade that distinguishes ore from waste. For material to be treated as ore for the BVC Mineral Reserve estimate, it must be classified as a Measured or Indicated Resource and meet both the technical and economic criteria. A separate value cut-off was used for each of three main processes: leach, copper concentrator and zinc concentrator with individual criterion accounting for recovery, payability, selling cost, processing cost, additional transport costs, and selling price. If more than one process was profitable the one with the highest value was selected.

The cut-off value for all streams include downstream costs such as historical average transport, SX-EW, general and administration. The current COGs utilized by BVC to prepare its life-of-mine plans are different from those Golder utilized, which needs to be further investigated to optimize the mine planning. Qualified Person for Mineral Reserves is of the opinion that BVC needs to assess its COGs being used for operational planning.

The recovered material is inclusive of mining dilution, mining loss. BVC operations currently reconcile the material that is processed or leached to both the material that is trucked, or conveyed, to the modelled estimate (historical resource model). Golder noted certain weaknesses in the way in which the data was being collected, e.g., using truck counts and assuming an average tonnage per load. The historical reconciliation showed there was about a 10% variance between the historical modelled and material processed. Without being able to rely on historical reconciliation data and knowing that operations is mining from the center of the massive deposit outwards, it was the opinion of the QPs that a 1% dilution and 2% mining loss are reasonable for this type of deposit and based on the current practices at BVC. Golder recommends the reconciliation process continue with the updated block model and these assumptions may need to be revisited.

9.2.4 Pit Optimization

Golder QP reviewed the pit optimization inputs and assumptions provided by SCC for BV and conducted an independent pit optimization exercise on the independently developed geological model using similar cost and revenue drivers, topography, as of December 31, 2021, and constraining permit and township boundaries. The pit optimization was completed using Whittle software, which assigns a value to each block considering the mining, processing, and selling costs, recoveries, selling price, and geotechnical slope parameters. Pit shells are generated in Whittle based on revenue factors (RF). The base case RF 1.0 shell is the pit shell generated with the pit optimization input parameters (i.e., US$3.30/lb selling price assumption), whereas each of the other RF shells are based on varying the selling price (i.e., RF 0.5 is the pit shell generated with a copper selling price of US$1.65/lb).

9.2.5 Mine Design

The ultimate pit design that forms the basis of the BVC Mineral Reserve estimate was based on the RF 1.0 selected from the nested pit analysis described in Section 12.2.5. The ultimate pit design considers geotechnical factors that are described in Section 13.2.1 . A map comparing the RF 1.0 shell topographic intercept with the ultimate pit design is provided in Figure 12.3. The figure includes the buffer polygon used to ensure the pit optimization and design are offset from the town of Cananea by 500 m.

This LOM pit design was based on the current LOM phases proposed by BVC mine planners. Phases 20 and 21 from the current plan were modified to follow the RF 1.0 shell. Although the LOM schedule presented in this Study generally follows the current site design, the schedule has been limited to the TSF capacity with an estimated 30-year mine life in the current schedule.

The ultimate pit design integrates operational design characteristics, including mining phases, ramp locations and grades, OSF locations, mining width and height, and other practical mining considerations, given pit geometry. The LOM plan was divided into 12 different phases with operations currently mining phases 8, 9, 11, and small portions of 10 and 12. Access ramps are designed with a maximum slope of 10%. Benches are designed to 15-m height (double benched), with varying face angles and catch bench widths, depending upon the mine area, the lithology, and weathering.

9.2.6 Production Schedule

Production scheduled tonnages are reconciled every year with crushed ore and mill feed ore, along with truck counts for waste and ROM leach haulage. This reconciliation gives operations an indication of how close the modelled tonnes and scheduled material movements correlate. As noted in above the Golder QP recommends this practice continue.

9.2.7 Manpower and Equipment

The mine uses a combination of CAT, Komatsu, P&H and Bucyrus equipment for material extraction and transportation. Currently, the largest haul truck on site is the CAT 797F with a capacity of 360 t; additional trucks include the Komatsu 830E (210 t), the Komtasu 930E (275 t), the Komatsu 960E (327 t), and the Bucyrus UR4400 (210 t). The shovels used at the site are mainly electric rope shovels, ranging from the P&H 2800 XPA with a 28 m^3 capacity up to the P&H 4100 XPC with a 57 m^3 capacity. The mining fleet sis expected t remain largely the same for the proposed life of the mine. Additional details on equipment may be found in Section 13.5.1.

The total workforce as of December 2020 was reported to be about 2,575 with 1,093 personnel in operations, 915 in maintenance and 567 in administrative roles. Additional details on personnel may be found in Section 13.5.2.

9.2.8 Limitations on Data Verification

The Golder QP is not aware of any other limitations on nor failure to conduct appropriate data verification.

9.2.9 Qualified Person's Statement on Adequacy of Data

The Golder QP responsible for mine planning and Mineral Reserve estimates has verified the data used in the preparation of the mine design and resultant Mineral Reserve estimate, including geotechnical design criteria, cut-off value calculations, mine modifying factors, production schedule, labor and equipment estimates, and other test data underlying the information, or opinions, contained in the written disclosure presented in this TRS.

The QP has used only that data which was deemed by the QP to have been generated with proper industry standard procedures, was accurately transcribed from the original source and was suitable to be used for the purpose of preparing the mine design and Mineral Reserve estimates. Data that could not be verified to this standard was reviewed for information purposes only but was not used in the development of the mine design, or Mineral Reserve estimates, presented in this TRS.

10.0 MINERAL PROCESSING AND METALLURGICAL TESTING

This section contains forward-looking information related to metallurgical recovery for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this section including actual plant feed characteristics that are different from the historical operations or from samples tested to date, equipment and operational performance that yield different results from the historical operations and historical and current test work results.

10.1 BVC Metallurgical Testing and Analytical Procedures

10.1.1 BVC Copper Concentrators

Two copper beneficiation plants, Concentrator 1 and Concentrator 2, are in operation at BVC. Concentrator 1 has been in operation since 1988 and Concentrator 2 since 2016. Some factors for the original design parameters have been updated to reflect the last three years of operation, as some of the original design parameters are no longer valid or relevant, especially for Concentrator 1, because the ore characteristics have changed in the 43 years that the plant has been in operation.

10.1.1.1 BVC Concentrator Metallurgical Testing

For the design of Concentrator 1 ore samples were analyzed internally and were also sent to international laboratories to establish the metallurgical parameters of a conventional ball-mill grinding and flotation process. Large ore samples were sent to the Colorado School of Mines Research Institute to be tested in a pilot plant that included the full circuit of crushing, grinding, flotation and solid/liquid separation. Besides investigating the metallurgical parameters, an important part of this pilot program was to determine the main factors for equipment sizing, which were in a scale larger than the equipment in the old concentrator that was in operation from 1943 through 1989. The engineering and construction of the plant was completed by the Parsons International Company, who validated the test results required to produce the project design criteria.

M3, the international company that designed and constructed the Concentrator 2 plant in 2016, issued the following statement regarding Design Criteria: “Data from an existing operating plant has been used to determine concentrator unit operations and to set design criteria for the unit operations. M3 has reviewed the data supplied by Buenavista del Cobre and has relied on it to develop the process design criteria used for the design of the process facilities. Supplemental metallurgical testing has followed industry accepted practices and is believed to be technically sound and representative for the deposit, although there can be no guarantee that all mineralogical assemblages have been tested. In addition, results obtained by testing ore samples may not always be representative of results obtained from production scale processing of the whole ore deposit. These preliminary design criteria may change as more computer simulation, laboratory, or plant performance testing becomes available”. The results of operation from 2018 to 2020 shown in Table 10.1 confirm the validity of the design criteria.

10.1.1.2 BVC Concentrator Process Design Basis

The design of Concentrator 1 was based on the characteristics of the ore being mined and the mine plan developed 33 years ago. The original plant had 5 grinding and flotation sections with 16.5-ft diameter by 27-ft long ball mills estimated to process 62,500 tpd of ore. The plant was modified over the years to increase capacity and to compensate for the changes in ore characteristics. Today Concentrator 1 has 10 similar grinding sections for an estimated capacity of 84,000 tpd, (30.24 Mtpy).

For Concentrator 2, the design basis was 100,000 tpd, or 36 Mtpy. Metallurgical data from Concentrator 1 was used to determine concentrator unit operations and to set design criteria for the unit operations.

From 2018 to 2020, the two plants combined have achieved the average production shown in Table 10.1.

Table 10.1: BVC Average Production Results (2018 – 2020)*

Description	Real	Design
Tonnes per year, 1,000 t/y	71,237	66,240
Ore grade, % Cu	0.54	0.58
Ore grade, % Mo	0.012	0.012
Copper Recovery, %	86.5	82.0
Copper Concentrate, %Cu	23.8	26.0
Molybdenum Recovery, %	63.7	57.0
Molybdenum Concentrate, %Mo	51.8	n/a

Note: *(Combined Concentrators 1 and 2)

10.1.1.3 BVC Concentrator Current Practice and Operating Performance

The two plants continue to operate with the basic process flow schemes of the original designs. The changes that have occurred have been to adapt the circuits to changing ore characteristics or to improve capacity and recovery.

BVC takes samples from the exploration drill holes that are used to update the resource estimation and the long-term mine plan. Those samples are analyzed in the company's laboratories to detect anomalies in the concentrator ore or in the leach ore. When deemed necessary, flotation tests or column leach tests are performed internally by BVC.

Both the concentrator laboratory and the hydrometallurgy laboratory have ISO 9000 certification for process related work.

10.1.1.4 BVC Concentrator Process Description

The two concentrators follow a conventional process of crushing, screening, ball milling and sequential flotation to separate copper and molybdenum concentrates. The following items summarize the process operations required to extract copper and molybdenum (moly or Mo) from the BVC sulfide ore:

- Size reduction of the ore by a primary gyratory crusher to reduce the ore size from ROM to minus 200 mm.
- Stockpiling primary crushed ore and then reclaiming by feeders and conveyor belts.
- Size reduction of the ore by secondary and tertiary crushing to reduce the ore size from 200 millimeters to 80 percent minus 8-9 mm.
- Crushed ore conveyed to the fine ore stockpile building.
- Fine crushed ore reclaimed and conveyed to the grinding circuit.
- Grinding ore in a conventional ball mill circuit prior to processing in a flotation circuit. The ball mills will operate in closed circuit with hydro-cyclones to deliver an ore size of 80 percent passing 105 microns to the flotation circuit.

- The flotation plant consists of copper-moly flotation, copper-moly separation, moly and copper cleaner flotation circuits. The flotation circuits each consists of rougher flotation and cleaner flotation. The copper flotation circuit includes regrind in a ball mill.
- Final molybdenite concentrate is thickened, filtered, dried, and packaged into bulk-bags for shipment to market.
- Final tails from moly separation circuit is the copper concentrate. This is sent to a thickener, then a filter, and is then stockpiled to be loaded in truck/railroad for shipment to a subsidiary smelter, or to port for export to market.
- Flotation tailing are thickened and deposited in a tailing impoundment area at the mine site.
- Water from tailing and concentrate dewatering is reclaimed for reuse in the process plant. Water stream types include process water, reclaim water, freshwater, and potable water.
- Reagents include lime, sodium isopropyl xanthate, methyl isobutyl carbinol, fuel oil, blend of phosphorodithioate salt. dithiocarbamate (promoter), alcohol aliphatic (frother), antiscalant, flocculant, sodium hydrosulfide, sulfuric acid, and sodium cyanide.

10.1.1.5 BVC Representativeness of Metallurgical Testing

The metallurgical test work followed mining industry accepted practice. The composite samples used in the metallurgical evaluation were deemed representative for the deposit as sampled for process development. The operation results validate the original estimations.

10.1.1.6 BVC Metallurgical Testing Laboratory

The BVC analytical laboratory in each plant is certified by ISO-9000. The laboratory procures and assays samples from process streams, including samples from the mine, for over-all metallurgical balance purposes and to report production results to the fiscal authorities. The laboratory is certified by the regulatory authorities for such purposes. Normally, a sample of the products is sent to these authorities and a witness sample is kept for reference.

10.1.2 BVC Copper Leaching, Solvent Extraction and Electrowinning

10.1.2.1 BVC L-SX-EW Metallurgical Testing

Traditionally the tonnage of low-grade ore for leaching was a consequence of the mine plan developed to supply the tonnage required by the concentrators, with the best possible grade. Mining of low-grade leachable ore was restricted to what had to be mined to achieve the concentrator goal. Consequently, most of the metallurgical testing and research in BVC’s predecessors was focused on improving the recovery of copper, not on determining what ore to mine for leaching. The development of test programs was historically performed internally by the company’s planning department with the collaboration of the departments of engineering and operations.

One important line of investigation was to determine the effect of height of the leach heaps on overall recovery and total time for leaching. This involved sampling by drilling and trenching old dumps. All sampling and assaying were done internally. The first project proved that stripping 10 meters from the surface of the old, exhausted Garaje dump would be economical. Years later the same approach was applied to the Republica leach dump.

In 1979-80, BVC (then Compañia Minera de Cananea) built their first SX-EW plant, the fourth copper SX-EW plant in this continent and the fifth in the world. Before the project was approved, the company ran a SX-EW pilot plant for over one year to investigate the process parameters of what was then a new technology. The pilot plant feed was a small stream of pregnant leach solutions (PLS) taken from the feed to the precipitation plant, which was a mixture of all the leach areas in operation at the time. All personnel involved in the project was internal. Holmes and Narver, the company that was selected to perform the engineering and construction of the plant accepted the BVC leaching and pilot plant information as the basis for design.

SX-EW technology was chosen to replace the precipitation/cementation of copper with scrap iron because it was a better process to recover copper from low concentration solutions resulting from leaching low-grade ore to produce a final pure copper cathode, avoiding the smelting and refining costs for the cement copper.

10.1.2.2 BVC L-SX-EW Process Design Basis

For the SX-EW I plant, built in 1980, the nominal capacity was 40 tpd copper cathode with PLS of 2.0 grams of copper per liter (gCu/L). The plant capacity was downgraded to 32 tpd Cu cathode when it became clear that it would be difficult to maintain the PLS concentration used for the design, and after several maintenance and operation problems that affected plant availability were detected.

The design of the SX-EW II plant built in 1989 was based on conventional factors and PLS data from BVC. The nominal capacity is 60 tpd nominal and 75 tpd design, to produce 21,900 tonnes per year (tpy) copper cathode from PLS containing 2.15 gCu/L minimum nominal and 2.7 gCu/L for design provided by BVC.

The SX-EW III plant built in 2014 has a nominal capacity of 113,280 tpy cathode (310 tpd nominal) and 124,558 tpy design (341 tpd design) from PLS containing 1.8 gCu/L, as provided by BVC.

Additional details on performance and recoveries is provided in Section 14.1.2.4.

10.1.2.3 BVC L-SX-EW Process Description

The L-SX-EW process encompasses leaching, solvent extraction, and electrowinning for the production of pure copper cathode. Copper is recovered as a solution of copper sulfate from low-grade ore by irrigating the ore with acidic leach solutions returning from the SX plants.

The leach solutions are loaded with copper as they percolate through the ore heaps and become pregnant leach solutions (PLS) that are fed to the SX-EW plants. The PLS from all the areas is pumped to two central PLS surge ponds, from where the PLS is fed to the solvent extraction (SX) plants.

In the SX plants the PLS is mixed with an organic solution, a mixture of a reagent diluted with kerosene, that extracts the copper from the PLS and releases acid. The organic solution loaded with copper (LO) then passes to the stripping section where it is mixed with a highly acidic solution, called spent or lean electrolyte (SE). The high acid content of the SE causes the LO to release copper to the SE and pick-up acid, regenerating the reagent molecules and the SE becomes Rich Electrolyte (RE) to feed the Electrowinning plant (EW).

In EW, the RE from SX is recirculated through electrowinning cells with multiple stainless-steel cathodes and lead anodes. A direct electrical current is applied to the cells that causes the copper in the RE to be deposited in the cathodes and the RE becomes SE that returns to SX to strip more copper from the LO.

The EW reaction produces acid that returns to SX in the SE to close the process loops where copper travels from Leaching to EW and acid travels from EW to Leaching. A general flow diagram of the L-SX-EW process is shown in Figure 10.1, while Section 14.1.2 discusses the process in greater detail.

Figure 10.1: L-SX-EW Diagram


Ore
PLS
Loaded Organic
Rich Electrolyte
Leaching
Cu
Solvent Extraction
[Extraction]
[Stripping]
Cu
Electrowinning
Raffinate
Stripped Organic
Spent Electrolyte
Copper Cathode

10.1.2.4 Representativeness of BVC L-SX-EW Metallurgical Testing

As explained before, mining of ore for leaching is a consequence of the mine plan developed to feed the concentrators and leaching is a secondary process. The tests for leaching were done for specific projects internal to the Hydrometallurgy Department and samples and assays were limited to the scope of those projects. For the development of the SX-EW projects by independent engineering companies BVC used real operation data as the basis for design and data obtained in BVC's pilot plants. The metallurgical test work followed mining industry accepted practice and the independent companies validated and accepted the data.

For the continuing operation, the laboratory gets and analyzes samples from the mine plan, as directed by the Geology Department. The main purpose of these tests is to try and detect any possible problems with the ore to be mined, deleterious materials, solubility, etc.

10.1.2.5 BVC L-SX-EW Metallurgical Testing Laboratory

The Hydrometallurgy analytical laboratory in Plant SX-EW III is certified by ISO-4000. The laboratory procures and assays samples, including samples from the Mine and from Leaching, for over-all metallurgical balance purposes and to report production results from the three plants to the fiscal authorities. The laboratory is certified by the authorities for such purposes. Normally, a sample of the products is sent to the authorities and a witness sample is kept for reference.

10.1.2.6 BVC Test Work and Program History

The project was based on the tonnage of leach ore predicted by the mine plan and the expected tonnage of copper to be extracted in leaching. The new plant, SX-EW III was designed for a project in Peru but then used for BVC. To adjust to BVC, the design was modified to include an additional SX train.

10.1.3 BVC Recovery Estimates

It was estimated that BVC's Concentrator 2 could achieves 82.0 percent copper recovery with a concentrate grade of 26.0% copper and 66.0 percent molybdenum recovery with a concentrate grade of 52.0% molybdenum from feed grades between 0.54 and 0.60 percent copper, as shown in Table 10.1 provided in Section 10.1.1.2.

10.1.4 Qualified Person's Opinion – BVC Processing and Testing

BVC uses actual production results from the last three years of operation as basic parameters for the estimation of Mineral Reserves. This approach completes the circle of sample analysis estimation results and ensures that the actual results do not deviate significantly from the estimations.

10.2 BVZ Metallurgical Testing and Analytical Procedures

The BVZ deposit contains copper-zinc sulfides that are incompatible for economic recovery using beneficiation techniques in the two copper beneficiation plants that are in operation at BVC that are designed to recover copper and molybdenum. A new beneficiation facility has been designed for recovery of zinc concentrate product and copper concentrate as by-product.

The design of the processing plant takes advantage of existing infrastructure for copper processing. The zinc concentrate produced requires new infrastructure and support facilities to allow shipment of concentrates.

The project is under construction and consists of the following:

- Beneficiation plant
- Infrastructure
- Support facilities

Process end recovery methodologies are described in Section 14.0 in this Report.

The metallurgical studies conducted for the BVZ deposit were performed at the Center for Metallurgical Research of Industrial Minera Mexico S.A. Dd C.V. (IMMSA), a subsidiary of Southern Copper Corporation/Grupo Mexico.

Samples from 15 core holes drilled in 2015 were used to develop the metallurgical data, explained in Section 14.4. The main objective for the metallurgical study was the development of flotation process that will allow production of saleable Zinc and Copper concentrates.

The metallurgical research strategy utilized was based on the concept of geometallurgy, which is reflected in the study phases. The study was comprised of three main phases:

- Evaluation of the global composite from the BVZ deposit
- Evaluation of the metallurgical behavior by rock type (geological domains) – 17 Composites
- Variability study of copper zinc grade in the flotation process.

The following findings are considered important for beneficiation of zinc mineralization present at BVZ:

- The metallurgical data developed indicate that differential flotation for Zn and Cu-Ag mineralization is adequate for processing the BVZ ore.
- Copper showed a good response with respect to concentrate grade and recovery.

- A potential problem exists with the strong association of chalcopyrite with sphalerite. The chalcopyrite-sphalerite association may increase copper in the zinc concentrate.
- Zinc mineralization provided a positive response with respect to concentrate grade and recovery.
- Most of the silver reports to the copper concentrate.
- Regrind size control in the copper flotation circuit may be necessary to minimize concentrate contamination.
- The presence of clays may prevent production of acceptable grades for copper and zinc concentrates.
- Presence of clay requires additional water in the flotation process.

The process design developed for the BVZ Project is considered conventional technology for differential flotation of copper and zinc mineralization. It should be noted that the process flowsheet and mass balance calculations as well as the level of recovery for the metals of interest were developed by Grupo Mexico.

Several metallurgical test programs were completed by Grupo Mexico at their own metallurgical laboratory. Other commercial laboratories (Mountain States Research and Development, SGS Canada Inc.) conducted corroborative flotation testing. A list of the metallurgical studies is provided below. The list of metallurgical studies conducted on BVZ composite samples is provided in chronological order:

- Metallurgical Research Center, Industrial Minera México, SA. de C.V Grupo México, September 2016 ‘Metallurgical Evaluation of the Buenavista del Zinc project’.
- Metallurgical Research Center, Industrial Minera México, SA. de C.V. January 02, 2017, Metallurgical Evaluation of the Buenavista del Zinc project. Silver-Copper and Zinc Recovery by Flotation - BVZ CIM-0112-16.
- Mountain States R&D International, Inc., Vail Arizona, April 25, 2017 “Final report on MSRDI and CIM Test Programs on New Composite Samples for Buenavista del Zinc Project” – MSRDI Project # 6321.
- Memorandum dated June 28, 2017, from Dr. Juan Luis Reyes Bahena of Metallurgical Research Center Hildago del Parral. Including Flotation Circuit Flow Diagram and Metallurgical Balance of Buenavista del Zinc.
- SGS Canada Inc., Toronto Canada, January 10, 2018, “A Conceptual Flotation Plant Design for Buena Vista del Zinc Project Based on Laboratory Test Work” prepared for Grupo Mexico Project 15660-001.

Process development of unit operations included in the design criteria was conducted by Grupo México. M3 Engineering reviewed the data supplied by Grupo México and relied on it to develop the process design criteria.

The metallurgical test work followed mining industry accepted practice. The composite samples were deemed representative for the deposit as sampled for process development.

The metallurgical data provided by Grupo México indicated that the following life-of-mine metal extractions and concentrate grades could be achieved:

- Copper recovery of 79.4% at a concentrate grade of 23.5%
- Zinc recovery of 82.2% at a concentrate grade of 53.5%

The data outlined above was used for processing plant design purposes.

10.2.1 BVZ Process Design Basis

A beneficiation process utilizing a primary crushing step followed by conventional semi-autogenous (SAG) milling and differential flotation circuits for copper and zinc was selected for recovery of copper and zinc concentrates from the mineralization present at BVZ. Copper is recovered into a flotation concentrate that is pumped to a concentrate thickener at the nearby BVC copper Concentrator 1 then shipped approximately 185 km by truck or rail to a subsidiary smelter. The zinc concentrate product is shipped to a smelter or a subsidiary electrolytic zinc refinery. Precious metals contained in the concentrates are recovered at the smelter/refinery processing facilities.

The design basis for the sulfide ore processing facility is 20,000 dry metric tonnes per day (dmtpd). This is equivalent to 7 Million dry metric tonnes per year (Mdmtpy).

The ore grade to the concentrator is estimated to average 0.49% copper and 1.83% zinc. The process plant design allows for sustained metal recovery of commercial copper and zinc concentrates.

10.2.2 BVZ Process Description

A summary of the process required to recover copper and zinc concentrates from the BVZ sulfide ore is outlined in the following paragraphs.

Size reduction of the ROM ore is achieved in an existing primary gyratory crusher to 80 percent passing minus 121 millimeters. The primary crushed ore is stored in a covered coarse ore stockpile and then reclaimed by apron feeders and a conveyor belt.

Ore comminution follows in a semi-autogenous (SAG) mill to reduce the ore size from approximately 80 percent passing 121 millimeters to a size of approximately 80 percent passing 1.9 millimeters prior to pumping to a ball mill for grinding. The SAG mill operates in closed circuit with a vibrating screen and pebble crusher.

Ore grinding is achieved in a conventional ball mill operating in closed circuit with hydrocyclones to deliver a product size of 80 percent passing 119 microns to the flotation circuit.

The copper flotation circuit consists of two stages of rougher flotation, rougher scavenger flotation and two stages of cleaner flotation. Rougher scavenger concentrate is reground and returned to the second stage of copper rougher flotation. The zinc flotation circuit consists of two stages of rougher flotation, rougher scavenger flotation and three stages of cleaner flotation.

The copper rougher scavenger flotation concentrate regrind circuit consists of a vertical grinding mill operated in open circuit with hydrocyclones, to deliver a scavenger concentrate size of 80 percent passing 25 microns to the copper rougher flotation second stage.

Final copper concentrate will be directed to an existing copper concentrate thickener at BVC’s Concentrator 1.

The final zinc concentrate product is dewatered and filtered prior to loading in trucks for shipment. Water from the dewatering operation will be directed to a dedicated process water tank for reuse at the zinc concentrator.

The zinc rougher scavenger flotation tails (final tailings) flows by gravity to a zinc tailings thickener. Thickener underflow is discharged by gravity to the existing copper Concentrator No. 1 TSF for final disposal.

Thickener overflows from tailing and concentrate sedimentation will be pumped to the process reclaimed water tank for reuse in the process.

Plant water streams include process water, freshwater, pump seal water and domestic water. Freshwater from the south pond at Concentrator No. I is used for plant services, reagent mixing and as gland seal water.

Reagents include milk of lime, complex ZZ, A-3739 collector, zinc sulfate, copper sulfate, A-3473 collector, Teuton 100-35 frother, DP-6, flocculant and antiscalant.

10.2.3 Representativity of BVZ Samples

The metallurgical test work followed mining industry accepted practice. The composite samples used in the metallurgical evaluation were deemed representative for the deposit as sampled for process development.

10.2.3.1 Laboratory

The IMMSA Metallurgical Research Center (Centro de Investigaciones Metalurgicas, CIM) has provided services to IMMSA, Mexicana de Cobre and Buenavista del Cobre for many years. CIM has two main facilities, one in Parral, Chihuahua and the other in San Luis Potosi. Both facilities are qualified, fully staffed and equipped to perform crushing, grinding, flotation and other tests. The tests for BVZ were done in the Parral center. To check the reliability of the tests CIM engaged two independent laboratories:

- SGS Canada. Flotation circuit design based on rock type.
- Mountain States Research and Development Int. (MSRDI) AZ. Validation of the flotation scheme based on the four composites by variability of grades.

10.2.3.2 Representativeness of BVZ Metallurgical Testing

In 2015 BVC decided to continue the BVZ metallurgical studies to confirm previous results and to expand the basis of information. The Geology and Exploration Department of BVC selected and supervised the drilling of 15 new holes to collect samples for metallurgical testing. Figure 10.2 shows the drill holes within the pit limits, as defined by Mintec at the time of the study.

Figure 10.2: BVZ Metallurgical Drill-holes 2015


BVZ-880
BVZ-1180
BVZ-1160
BVZ-1260
BVZ-1320
BVZ-1500

Source: Metallurgical Research Center, Industrial Minera México, SA. de C.V. January 02, 2017, Metallurgical Evaluation of the Buenavista del Zinc project.

As shown in Figure 10.2, the location of the 15 new holes, marked as red dots, was based on examination of data from existing holes marked as green dots. The existing drill-holes marked as black dots were not examined. 10,060 kg of ore, approximately half of the hole core, was sent to the IMMSA Center for Metallurgical Research in Parral, CHI., MEX. In total there were 1,715 individual samples. Following the criteria of the Geology and Exploration Department, three composites were formed:

- General composite. Used drill hole intervals totaling 2,847 m. Minimum 0.69 % Zn. Total composite tested 0.42% Cu and 1.53% Zn.
- Composite by rock types (Lithology). Six types of rock were defined. Each rock type was distributed on three depths of the deposit: Superior, Middle and Inferior.
- Composites for variability studies. Formed four composites corresponding to: (a) High Cu/low Zn; (b) High Cu/high Zn; (c) Low Cu/ high Zn and (d) Low Cu/low Zn.

10.2.4 Qualified Person’s Opinion – BVZ Processing and Testing

In the QP’s opinion, the metallurgical test work followed mining industry accepted practice, and the composite samples used in the metallurgical evaluation are representative for the deposit as sampled for process development.

11.0 MINERAL RESOURCE ESTIMATES

11.1 Key Assumptions, Parameters, and Methods

This sub-section contains forward-looking information related to density and grade for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including actual in-situ characteristics that are different from the samples collected and tested to date, equipment and operational performance that yield different results from current test work results.

11.1.1 Geological Database

The 2021 Buenavista Resource Model included the estimate of: Cu, CuSol, CuO, Mo, Fe, Ag, Au, and Zn.

The original drill hole database used in the 2021 Buenavista Resources model estimate has 6,204 drill holes and 1,777 surface samples, which include the compilation of the historical databases. Analytical values under the detection limit were adjusted to half the detection limit.

Several drill holes and surface samples were discarded from the final estimation database following these criteria:

- Duplicate drill holes (23).
- Drill hole lying outside the geological information limit GIL (56).
- A triangulation was built from the available data with a 250-m distance from each drill hole to restrict the interpolation; drill holes outside this triangulation were discarded, primarily these drill holes were quite far beyond the block model limits.
- Channel samples (1,481).
- Bulk samples (75).
- Difference between topography and collar coordinates greater than 15 m (231).

Table 11.1 summarizes the quantity of drill holes, number of samples used in the model and the total sample length by element.

Table 11.1: Summary of Drill Holes Used for the Model

Variable	No. of Drill Holes	Total No. of Samples	Total Sample Length (m)
Cu	5,856	434,624	971,777
CuSol	1,036	98,594	284,241
CuO	1,607	124,841	336,973
Mo	2,576	152,930	448,817
Fe	1,527	778,938	385,710
Ag	481	48,506	111,931
Au	154	16,704	39,773
Zn	1,443	132,986	359,135

11.1.2 Geological Domains and Modeling

The geological modeling methodology considered the construction of two variables, Lithology and Mineral Zone. The geological models were built in Leapfrog Geo® v.5.1 software, based on the drill hole information and vertical sections interpreted by Grupo México geologists, which contained the interpretation of the Lithology variable.

The following files were used in the construction of the lithological and mineral zone models:

- Drill hole database with collar, survey, lithology, mineral zone and alteration (.csv format).
- Original topography surface from 1906 (format. dwg).
- Chronology for the lithology units (.xls format).
- Description of rock codes (.pdf format).
- Four (4) vertical sections provided by the BVC geology team with interpretation of lithology, mineral zone, and alteration variables (format. jpeg), as illustrated in Figure 11.1.

Figure 11.1: Distribution of Sections Used for the Construction of the Geological Model, Topography, and Drill Hole Information


North (Y)
+3000
+2000
+1000
+0
−1000
−2000
−3000
−4000
−5000
Elev (Z)
+2000
+1000
−4000
−3000
−2000
−1000
+0
+1000
+2000
+3000
+4000
+5000
East (X)
Plunge +34
Azimuth 329
0
1250
2500
3750
5000

The alteration model was not considered in this work because the drill hole database did not contain the logging information to support and properly reflect the geology of the deposit.

For the construction of the Lithology and Mineral zone models, 230 drill holes were discarded due to differences above 15 m with the original topography. There are 401 drill holes with collars over 15 m above the pre-mining topography that have been logged as infill unit, indicating that this drill hole was drilled over some type of infill after the topography was measured.

The geological models (Lithology and Mineral Zone Models) were built using the implicit modeling methodology for all units. The creation of the final solids for each unit involves generating preliminary solids with different anisotropy parameters. Additional points and polylines to preserve the geological coherence, structural trends of each unit within the model, and the continuity of the units were also utilized.

The contact relations between the mineral zone and lithology units are maintained in the final model by applying controls (Boolean operations) on the solids, according to the temporal relations of the geological events, thus avoiding errors in the final solid, like over-positioning or spaces between the final solids.

11.1.2.1 Lithology Model

The lithologic model considered the lithologic units described in Table 11.2, that were grouped into 14 lithological modeling units. The sequence defined for the lithology model is also included in Table 11.2. Units with low representation in the database and no logging were ignored for model building purposes.

Table 11.2: Summary of Lithological Codes within the Database

Lithological Code	Total Meterage	Percentage of Model Units	Description	Model Unit	Model Code	Model Sequence
80	19,465	2%	Cover	Cover	Cover	1
31	11,878	1%	Mineralized Breccia	Mineralized Breccia	BXM	2
48	14,287	1%	Skarn	Skarn	SKN	3
49	6,438	1%	Hornfels	Hornfels	HNF	4
10	11,402	1%	Qz-Feld Porphyry (coarse)	Porphyry Qz-Feld (coarse)	PQFZG	5
12	77,181	7%	Qz-Feld Porphyry (normal)	Porphyry Qz-Feld (normal)	PQFZ	6
11	160,131	14%	Qz Porphyry	Qz Porphyry	PQZ	7
13	35,784	3%	Feld Porphyry	Feld Porphyry	PF	8
30	73,328	6%	Contact Zone	Contact Zone	ZC	9
14	2,802	0%	Diorite	Diorite	DIO	10
20	3,631	0%	Undifferentiated Volcanic	Volcanic	VOL	11
21	432,366	37%	Mesa Volcanic			
22	41,589	4%	Henrietta Volcanic			
50	33,931	3%	Undifferentiated Limestones	Limestones	CAL	12
51	37,112	3%	Limestones Buenavista			
52	21,177	2%	Chivatera Limestones			
53	11,590	1%	Limestones			
54	12,109	1%	Esperanza Limestones			
55	10,772	1%	Capote Cuarcite	Capote Cuarcite	QZC	13
16	3,906	0%	Cananea Granite	Cananea Granite	GRA	14
15	6	0%	Porphyry Dioritic	Ignore		
32	634	0%	Fault Zone			
40	1,766	0%	Basic Dyke			
41	173	0%	Clastic Dyke			
99	154,977	13%	No Geology			
Total	**1,178,437**	**100%**				

The lithology units were constructed from the youngest to oldest units, according to the information received from BVC geologists. A vertical section of the lithology model at the Porphyry zone is illustrated in Figure 11.2 and a vertical section of the lithology at the Skarn zone is illustrated in Figure 11.3.

Figure 11.2: Section N-2000, Lithology Model


Cananea Granite
Capote Quarzite
Coarse Quartz Porphyry
Contact Zone
Cover
Diorite
Feldespar Porphyry
Feldespar- Quartz Porphyry
Hornfels
Limestones
Mineralized Breccia
Quartz Porphyry
Skarn
Volcanic
+1500
North section −2000.00
Plunge 00
Looking North
0
250
500
750

Figure 11.3: Section N-450, Lithology Model


Cananea Granite
Capote Quarzite
Coarse Quartz Porphyry
Contact Zone
Cover
Diorite
Feldespar Porphyry
Feldespar- Quartz Porphyry
Hornfels
Limestones
Mineralized Breccia
Quartz Porphyry
Skarn
Volcanic
+1500
North section −450.00
Plunge 00
Looking North
0
250
500
750

11.1.2.2 Mineral Zone

Five (5) units were built in the mineral zone model. Table 11.3 summarizes the mineral zone units, total meterage, and percentage of each unit in the model. The mineral zone units were constructed from top to bottom. Table 11.3 also includes the sequence defined for the mineral zone model. Units with low representation in the database and no logging were ignored for model building purposes.

Table 11.3: Summary of Mineral Zone Codes Available in the Database

Mineral Zone Code	Total Meterage	Percentage of Model Units	Description	Model Unit	Model Code	Model Sequence
5	5,185	0%	Cover	Cover	Cover	1
4	113,026	10%	Iron Oxide	Iron Oxide	OXFE	2
1	507,239	43%	Secondary Sulphide	Secondary	SEC	3
3	119,038	10%	Mixed Sulphide (Primary and Secondary)	Mixed	MIX	4
2	204,229	17%	Primary Sulphide	Primary	PRI	5
-1	55,724	5%	No Information	Ignore		
0	173,715	15%	No Information			
7	281	0%	Carbonate-Silicate			
Total	**1,178,437**	**100%**				

A vertical section of the mineral zone model is shown in Figure 11.4.

Figure 11.4: Section N-1700, Mineral Zone Model


Min_2021
1_Secundario
2_Primario
3_Mixto
4_Oxidos_Fe
5_Relleno
Plunge -13
Azimuth 002
0
125
250
375
500
North section -1700.88

11.1.3 Exploratory Data Analysis

The purpose of the exploratory data analysis was to identify similarities and differences among grade populations and to determine potential groupings or separations based on geological attributes. The exploratory data analysis also helps to detect the presence of drifts that could affect the estimation results.

Estimation Units (EUs) have been defined based on the Lithology and Mineral Zones and is summarized as shown in Table 11.4 through Table 11.9.

Figure 11.5 through Figure 11.10 show the probability distributions, mean grade versus standard deviation graph, and box plot break down by lithology and mineral zone for Cu, Mo, and Zn. In general, the graphs show three main groupings for lithology, including, porphyry rocks, metamorphic rocks, and volcanic rocks. These groupings are the main controls in defining the EU.

For the mineral zone, the iron oxide has the lowest grades; and although there is no clear separation between mixed sulfide, secondary sulfide, and primary sulfide for Cu, there is a clear separation between them for CuSol.

Figure 11.5: Cumulative Probability Plot and Graph of Mean Grade versus Standard Deviation of Cu by Lithology


Mean vs Std. Dev. of cu by litmod
Std. Dev. (cu)
Mean (cu)
Probability plot of cu by litmod
% Cumulative Probability
cu (log scale)
Boxplot of cu by litmod
cu (log scale)
litmod
BXM
CAL
DIO
GRA
HNF
PF
PQZ
PQZF
PQZFG
QZC
REL
SKN
VOL
ZC

Figure 11.6: Cumulative Probability Plot and Graph of Mean Grade versus Standard Deviation of Cu by Mineral Zone


Mean vs Std. Dev. of cu by minmod
Std. Dev. (cu)
Mean (cu)
PRI
MIX
SEC
OXFE
REL
Probability plot of cu by minmod
% Cumulative Probability
cu (log scale)
Boxplot of cu by minmod
cu (log scale)
minmod

Figure 11.7: Cumulative Probability Plot and Graph of Mean Grade versus Standard Deviation of Mo by Lithology


Mean vs Std. Dev. of mo by litmod
Std. Dev. (mo)
Mean (mo)
Probability plot of mo by litmod
% Cumulative Probability
mo (log scale)
Boxplot of mo by litmod
mo (log scale)
litmod

Figure 11.8: Cumulative Probability Plot and Graph of Mean Grade versus Standard Deviation of Mo by Mineral Zone


Mean vs Std. Dev. of mo by minmod
Std. Dev. (mo)
Mean (mo)
PRI
MIX
REL
SEC
OXFE
Probability plot of mo by minmod
% Cumulative Probability
mo (log scale)
Boxplot of mo by minmod
mo (log scale)
minmod
MIX
OXFE
PRI
REL
SEC

Figure 11.9: Cumulative Probability Plot and Graph of Mean Grade versus Standard Deviation of Zn by Lithology


Mean vs Std. Dev. of zn by litmod
Std. Dev. (zn)
Mean (zn)
CAL
SKN
VOL
HNF
PF
Probability plot of zn by litmod
% Cumulative Probability
zn (log scale)
Boxplot of zn by litmod
zn (log scale)
litmod
BXM
CAL
DIO
GRA
HNF
PF
PQZ
PQZF
PQZFG
QZC
REL
SKN
VOL
ZC

Figure 11.10: Cumulative Probability Plot and Graph of Mean Grade versus Standard Deviation of Zn by Mineral Zone


Mean vs Std. Dev. of zn by minmod
Std. Dev. (zn)
Mean (zn)
MIX
PRI
SEC
OXFE
REL
Probability plot of zn by minmod
% Cumulative Probability
zn (log scale)
Boxplot of zn by minmod
zn (log scale)
minmod
MIX
OXFE
PRI
REL
SEC

Figure 11.11 through Figure 11.16 show the probability distributions and the mean grade versus standard deviation graphs for each variable. It is observed that for each of the EUs there is an adequate degree of differentiation in terms of mean and standard deviation. In addition, each of the EUs has a quantity of samples, a spatial coverage and a geologic continuity that allow an estimation to be made.

The EUs have been defined based on the Lithology and Mineral Zones and are summarized, as shown in Table 11.4 through Table 11.9.

Table 11.4: EU Definition – Cu

Cu									
EU	Lithology	Mineral Zone	Count	Mean	Std	Min.	Max.	CV	Percent
All			66,945	0.39	0.46	0.001	29.59	1.18	100.00
1	Cover	Cover	406	0.06	0.13	0.001	1.06	2.11	0.60
2	All	OXFE	6,899	0.09	0.19	0.001	2.64	2.04	10.30
3	DIO	All	364	0.07	0.10	0.001	0.90	1.40	0.50
4	VOL	All	31,144	0.41	0.42	0.001	29.59	1.02	46.50
5	GRA/QZC	All	1,427	0.25	0.40	0.003	3.97	1.60	2.10
6	SKN/CAL/HNF	SEC/MIX	2,847	0.32	0.43	0.005	7.89	1.33	4.30
7	SKN/CAL/HNF	PRI	6,134	0.42	0.60	0.004	14.90	1.42	9.20
8	PQZ/PQZF/PQZFG/BXM/ZC	SEC	10,400	0.46	0.45	0.001	6.14	0.98	15.50
9	PQZ/PQZF/PQZFG/BXM/ZC	MIX	2,137	0.61	0.62	0.007	9.75	1.01	3.20
10	PQZ/PQZF/PQZFG/BXM/ZC	PRI	5,187	0.55	0.58	0.001	22.32	1.04	7.70

Figure 11.11: Cumulative Probability Plot and Mean Grade versus Standard Deviation Graph for Cu by EU


Mean vs Std. Dev. of cu by eu_cu
Std. Dev. (cu)
Mean (cu)
Probability plot of cu by eu_cu
% Cumulative Probability
cu (log scale)
Boxplot of cu by eu_cu
cu (log scale)
eu_cu

Table 11.5: EU Definition – Mo

Mo									
EU	Lithology	Mineral Zone	Count	Mean	Std	Min.	Max.	CV	Percent
All			32,206	0.007	0.01	0.001	0.31	1.53	100.00
1	Cover	Cover	153	0.004	0.007	0.001	0.07	1.69	0.50
2	DIO	All	141	0.003	0.005	0.001	0.05	1.94	0.40
3	GRA + QZC	All	843	0.003	0.003	0.001	0.03	1.07	2.60
4	SKN/CAL/HNF	All	4,054	0.003	0.006	0.001	0.16	1.72	12.60
5	VOL	OXFE	1,273	0.004	0.007	0.001	0.11	1.59	4.00
6	VOL	SEC	8,998	0.006	0.009	0.001	0.23	1.50	27.90
7	VOL	MIX	1,735	0.007	0.009	0.001	0.11	1.26	5.40
8	VOL	PRI	5,032	0.009	0.011	0.001	0.22	1.25	15.60
9	PQZ/PQZF/PQZFG/BXM/ZC	OXFE	1,771	0.004	0.004	0.001	0.03	0.84	5.50
10	PQZ/PQZF/PQZFG/BXM/ZC	SEC	4,955	0.006	0.007	0.001	0.14	1.08	15.40
11	PQZ/PQZF/PQZFG/BXM/ZC	MIX	738	0.009	0.009	0.001	0.07	0.93	2.30
12	PQZ/PQZF/PQZFG/BXM/ZC	PRI	2,513	0.014	0.021	0.001	0.31	1.46	7.80

Figure 11.12: Cumulative Probability Plot and Mean Grade versus Standard Deviation Graph for Mo by EU


Mean vs Std. Dev. of mo by eu_mo
Std. Dev. (mo)
Mean (mo)
Probability plot of mo by eu_mo
% Cumulative Probability
mo (log scale)
Boxplot of mo by eu_mo
mo (log scale)
eu_mo

Table 11.6: EU Definition – Fe

			Fe						
EU	Lithology	Mineral Zone	Count	Mean	Std	Min.	Max.	CV	Percent
All			26,087	5.302	4.138	0.01	99.73	0.78	100.00
1	Cover	Cover	97	4.537	3.609	1	27.46	0.80	0.40
2	DIO/VOL	All	390	2.949	1.198	0.296	6.67	0.41	1.50
3	GRA/QZC	All	1,160	4.966	3.23	1.09	36.46	0.65	4.40
4	VOL	All	11,955	4.355	2.717	0.15	93.66	0.62	45.80
5	SKN/CAL/HNF	OXFE/MIX/SEC	2,142	9.178	5.651	0.01	41.90	0.62	8.20
6	SKN/CAL/HNF	PRI	5,406	7.88	5.028	0.133	44.03	0.64	20.70
7	PQZ/PQZF/PQZFG/BXM/ZC	All	4,937	3.371	2.842	0.1	99.73	0.84	18.90

Figure 11.13: Cumulative Probability Plot and Mean Grade versus Standard Deviation Graph for Fe by EU


Mean vs Std. Dev. of fe by eu_fe
Std. Dev. (fe)
Mean (fe)
Probability plot of fe by eu_fe
% Cumulative Probability
fe (log scale)
Boxplot of fe by eu_fe
fe (log scale)
eu_fe

Table 11.7: EU Definition – Ag

			Ag						
EU	Lithology	Mineral Zone	Count	Mean	Std	Min.	Max.	CV	Percent
All			8,302	9.7	17.6	0.001	453.40	1.82	100.00
1	Cover	Cover	33	10	11.3	0.46	49.60	1.13	0.40
2	DIO/VOL	All	1,583	5.1	11.7	0.001	162.20	2.29	19.10
3	GRA/QZC	All	703	2.7	4.3	0.006	59.00	1.60	8.50
4	SKN/CAL/HNF	All	5,707	11.8	18.4	0.002	453.40	1.56	68.70
5	PQZ/PQZF/PQZFG/BXM/ZC	All	276	11	34	0.002	265.00	3.10	3.30

Figure 11.14: Cumulative Probability Plot and Mean Grade versus Standard Deviation Graph for Ag by EU


Mean vs Std. Dev. of ag by eu_ag
Std. Dev. (ag)
Mean (ag)
Probability plot of ag by eu_ag
% Cumulative Probability
ag (log scale)
Boxplot of ag by eu_ag
ag (log scale)
eu_ag

Table 11.8: EU Definition – Au

			Au						
EU	Lithology	Mineral Zone	Count	Mean	Std	Min.	Max.	CV	Percent
All			2,706	88.10	119.70	0.70	2,377.90	1.36	100.00
1	Cover	Cover	4	202.00	191.20	59.10	463.30	0.95	0.10
2	DIO/VOL	All	185	62.10	161.70	1.70	1,548.70	2.61	6.80
3	GRA/QZC	All	129	31.70	52.20	1.50	384.00	1.65	4.80
4	SKN/CAL/HNF	All	2,344	93.60	117.10	0.70	2,377.90	1.25	86.60
5	PQZ/PQZF/PQZFG/BXM/ZC	All	44	56.60	127.10	9.90	725.50	2.25	1.60

Figure 11.15: Cumulative Probability Plot and Mean Grade versus Standard Deviation Graph for Au by EU


Mean vs Std. Dev. of au by eu_au
Std. Dev. (au)
Mean (au)
Probability plot of au by eu_au
% Cumulative Probability
au (log scale)
Boxplot of au by eu_au
au (log scale)
eu_au

Table 11.9: EU Definition – Zn

			Zn						
EU	Lithology	Mineral Zone	Count	Mean	Std	Min.	Max.	CV	Percent
All			24,882	0.286	1.142	0.001	44.82	3.99	100.00
1	Cover	All	84	0.143	0.454	0.001	3.90	3.17	0.30
2	DIO	All	368	0.035	0.07	0.001	1.02	2.03	1.50
3	VOL	All	10,796	0.082	0.507	0.001	44.82	6.20	43.40
4	GRA/QZC	All	1,121	0.087	0.157	0.001	2.16	1.81	4.50
5	PQZ/PQZF/PQZFG/BXM/ZC	OXFE/SEC	1,768	0.03	0.139	0.001	3.00	4.66	7.10
6	PQZ/PQZF/PQZFG/BXM/ZC	MIX/PRI	2,723	0.058	0.154	0.001	5.94	2.64	10.90
7	SKN/HNF	OXFE/MIX/SEC	42	0.218	0.229	0.01	1.18	1.05	0.20
8	SKN/HNF	PRI	1,370	0.172	0.585	0.001	9.00	3.39	5.50
9	CAL	OXFE/MIX/SEC	2,342	1.122	2.294	0.001	34.17	2.04	9.40
10	CAL	PRI	4,268	0.71	1.781	0.002	31.30	2.51	17.20

Figure 11.16: Cumulative Probability Plot and Mean Grade versus Standard Deviation Graph for Zn by EU


Mean vs Std. Dev. of zn by eu_zn
Std. Dev. (zn)
Mean (zn)
Probability plot of zn by eu_zn
% Cumulative Probability
zn (log scale)
Boxplot of zn by eu_zn
zn (log scale)
eu_zn

The statistical suitability of the EUs has been reviewed using statistical and geostatistical tools. Analyses included basic statistics, scatter graphs of standard deviations versus mean grades, and cumulative probability graphs.

Based on the graphs illustrated in Figure 11.10 through Figure 11.16, it is possible to establish the following:

- The definition of Cu, CuSol and CuO EUs used a combination of lithology (primary) and mineral zone (secondary). The purpose was to isolate the low grade lithologies (Cover, Diorite, Capote Quartzite and Cananea Granite) from the main mineralized units. The three main mineralized groups are defined as:
  - Volcanic rocks
  - Metamorphic rocks (Skarns, Hornfels and Limestones)
  - Porphyry rocks
- Further separation for the mineralized zone was completed depending on number of samples and continuity. The three variables (Cu, CuSol, and CuO) used the same EU in order to keep the same number of composites available for each domain. This way, the solubility ratios are preserved and do not generate errors, or inconsistencies.
- For Mo, a similar approach to the previous model was used, with mineral zone as the primary control and lithology groups as a secondary control.
- As the Fe samples were located mainly in the BVZ area, the main control for the EU were the metamorphic lithologies with a separation of the primary rocks from the rest.
- For Ag and Au the same definition was used as with Fe, as much of the data is in BVZ. The mineralized zones do not have a strong control on the grade distribution; and therefore, only lithology was used in both cases.
- For Zn, the main controls were the metamorphic rocks, with a group made by Hornfels and Skarn and the other formed by limestone. Further separation using the mineralized zones was used.

As only about 20% of the samples have CuSol and CuO analyses, geologists at BVC used regression formulas to assign CuSol and CuO values to the samples without analysis. Previous versions of the estimated model used regression formulas for three zones defined based on geographic altitude. The QP revised these formulas, giving similar results in terms of correlation; however, given the update of the geological model, the QP studied the correlation based on mineral zone and lithology. This method was found to deliver better results in terms of correlation.

Table 11.10 shows the regression formulas used in BVC and BVZ areas, respectively. Figure 11.17 shows the scatter plots used to generate the regression formulas for BVC by mineral zone. These regression formulas were applied to the sample database before the composite process. For the primary sulfide unit (PRI), the regressions are poorer than those obtained in the other units; however, it is important to consider that, within the primary sulfide unit, the majority of the material is sulfide and the CuSol contents are low.

Table 11.10: Regression Formulas for CuSol and CuO Used in BVC and BVZ

Sector	Mineral Zone	Regression Formula - CuSol	Regression Formula - CuO
BVC	SEC	CuSol = 0.546 x Cu - 0.033	CuO = 0.066 x CuSol + 0.056
	PRI	CuSol = 0.173 x Cu + 0.041	CuO = 0.140 x CuSol + 0.019
	MIX	CuSol = 0.360 x Cu - 0.022	CuO = 0.111 x CuSol + 0.028
	OXFE	CuSol = 0.225 x Cu + 0.012	CuO = 0.236 x CuSol + 0.066
BVZ	SEC	CuSol = 0.546 x Cu - 0.033	CuO = 0.066 x CuSol + 0.056
	PRI	CuSol = 0.173 x Cu + 0.041	CuO = 0.140 x CuSol + 0.019
	MIX	CuSol = 0.360 x Cu - 0.022	CuO = 0.111 x CuSol + 0.028
	OXFE	CuSol = 0.225 x Cu + 0.012	CuO = 0.236 x CuSol + 0.066

Figure 11.17: Regression Formulas for CuSol in BVC by Mineral Zone


Scatter plot of cu vs cusol , minmod = SEC
y=0.680x+-0.011, r=0.900
Scatter plot of cu vs cusol , minmod = PRI
y=0.072x+0.035, r=0.387
Scatter plot of cu vs cusol , minmod = MIX
y=0.435x+-0.028, r=0.734
Scatter plot of cu vs cusol , minmod = OXFE
y=0.622x+-0.002, r=0.858
cusol
cu

11.1.4 Assay Compositing

There are a variety of sample lengths in the drill hole database, although the most common sample lengths are 1.5 m and 3.0 m (Figure 11.18). The database was composited at 15 m (height of the block), independent from the drill hole inclination. This methodology used breaks in the compositing process when there is a change in the underlying estimation unit (EU); therefore, only samples from the same EU are composited together, while any remaining samples lengths are merged into the last composite.

Figure 11.18: Cumulative Probability Plot of Sample Length and Graph of Grade versus Sample Length


Probability plot of length
% Cumulative Probability
length (log scale)
Scatter plot of length vs cu
cu
length

11.1.5 Evaluation of Outlier Grades, Cut-offs, and Grade Capping

Definition and control of outliers is a common industry practice that is necessary and useful to prevent potential overestimation of volumes and grades. Values defined as outliers have been controlled in the estimation using high yield restrictions (HYR) within a block distance (12.5 m x 12.5 m x 7.5 m). HYR consists of using the composite with its real value, but within a restricted radius that is smaller than the estimation's search.

Outliers were defined according to probability distribution curves, depending on population, or continuity breaks, and reconciliation with the short-term block model (blast holes). Table 11.11 shows the selected values and the percent of composites affected by the EU.

Table 11.11: Outliers Treatment by EU and Variable

EU	Cu		Mo		Fe		Ag		Au		Zn	
	Value (wt. %)	HYR %	Value (wt. %)	HYR %	Value (wt. %)	HYR %	Value (wt. %)	HYR %	Value (wt. %)	HYR %	Value (wt. %)	HYR %
1	-	-	-	-	-	-	-	-	-	-	-	-
2	2.00	0.00	0.01	1.30	-	-	60	0.71	200	3.59	0.30	0.81
3	2.00	0.05	0.02	0.39	25.0	0.13	20	2.74	60	8.27	2.50	0.12
4	2.00	0.00	0.06	0.08	40.0	0.03	120	0.37	600	0.60	1.00	1.23
5	2.00	0.58	0.03	0.46	30.0	0.58	100	5.50	50	11.36	0.70	0.64
6	2.00	1.71	0.10	0.09	-	-					0.70	0.29
7	2.00	0.86	0.08	0.16	20.0	0.10					-	-
8	2.00	2.32	0.07	0.31							3.00	0.66
9	2.00	1.14	0.02	0.22							20.00	0.08
10	2.00	2.41	0.05	0.14							20.00	0.02
11			0.05	0.72								
12			0.14	0.46								

11.1.6 Variography

Down-the-Hole (DTH), directional (3D), and omnidirectional variograms were calculated and modeled to define the spatial continuity. The calculation and modeling were conducted using Golder's proprietary software, OBO V11.05® (OBO). Variograms were calculated for each variable using the 15 m composite database.

Golder conducted the variography using the following procedure:

- Calculation of variogram maps using OBO
- Modelling of experimental variograms using OBO
- Derivation of nugget effect in DTH variograms
- Adjustment of variogram models to the main continuity directions

Variograms calculated for each variable correspond to normalized absolute variograms. The nugget effect varies between 30% and 40% of the total sill, which is considered appropriate for the variability of these types of deposits. The total ranges are around 120 m to 300 m, which is considered adequate with the volume of the EU for Cu. Due to some EUs possessing a lower number of composites, it was not possible to model a robust variogram. The same variogram was used for Cu, CuSol and CuO to keep the same parameters in the estimation process. Table 11.12 provides a summary of variograms modeled for each variable, and Figure 11.19 illustrates each variogram.

Table 11.12: Variogram Model Parameters

Variable	Nugget effect	Sill 1	Ranges 1			Sill 2	Ranges 2		
			Major	Semi	Minor		Major	Semi	Minor
Cu, CuSol, CuO	0.3	0.4	40	40	40	0.3	120	120	120
Mo	0.3	0.1	30	30	30	0.6	500	500	500
Fe	0.1	0.6	80	80	80	0.3	400	400	400
Ag	0.3	0.4	60	60	60	0.3	100	100	100
Au	0.3	0.7	45	45	45				
Zn	0.4	0.3	80	80	80	0.3	300	300	300

Figure 11.19: Variograms



Absolute Variogram from cu_all.vrs of cu
Azimuth = 0, Plunge = 0 (Major Axis)
Spherical Model Parameters
Nugget(CO) = 0.3
Sill 1 (C1) = 0.4, Range 1 (R1) = 40
Sill 2 (C2) = 0.3, Range 2 (R2) = 120
Total Sill = 1
Gamma(h)
Distance(m)
Absolute Variogram from mo_all.vrs of mo
Azimuth = 0, Plunge = 0 (Major Axis)
Spherical Model Parameters
Nugget(CO) = 0.3
Sill 1 (C1) = 0.1, Range 1 (R1) = 30
Sill 2 (C2) = 0.6, Range 2 (R2) = 500
Total Sill = 1
Gamma(h)
Distance(m)
Absolute Variogram from fe_all.vrs of fe
Azimuth = 0, Plunge = 0 (Major Axis)
Spherical Model Parameters
Nugget(CO) = 0.1
Sill 1 (C1) = 0.6, Range 1 (R1) = 80
Sill 2 (C2) = 0.3, Range 2 (R2) = 400
Total Sill = 1
Gamma(h)
Distance(m)
Absolute Variogram from au_all.vrs of au
Azimuth = 0, Plunge = 0 (Major Axis)
Spherical Model Parameters
Nugget(CO) = 0.3
Sill 1 (C1) = 0.7, Range 1 (R1) = 45
Total Sill = 1
Gamma(h)
Distance(m)
Absolute Variogram from ag_all.vrs of ag
Azimuth = 0, Plunge = 0 (Major Axis)
Spherical Model Parameters
Nugget(CO) = 0.3
Sill 1 (C1) = 0.4, Range 1 (R1) = 60
Sill 2 (C2) = 0.3, Range 2 (R2) = 100
Total Sill = 1
Gamma(h)
Distance(m)
Correlogram from zn_all.vrs of zn
Azimuth = 0, Plunge = 0 (Major Axis)
Spherical Model Parameters
Nugget(CO) = 0.4
Sill 1 (C1) = 0.3, Range 1 (R1) = 80
Sill 2 (C2) = 0.3, Range 2 (R2) = 300
Total Sill = 1
Gamma(h)
Distance(m)

11.1.7 Block Model Parameters, Specific Gravity, and Grade Estimation

11.1.7.1 Block Model Parameters and Domaining

Table 11.13 shows the definition for the block model built in Vulcan® using the local coordinate system.

Table 11.13: Block Model Dimensions

Orientation	Azimuth 90° E East	Dip 0° North	Plunge 0° Elevation
Origin	383,000	6,324,125	2,002.50
Parent Block Size (m)	-2,000	-5,000	900
Sub-Block size (m)	25	25	15
No. of blocks	240	240	80

To constrain the estimation volume, a geological information limit (GIL) was built. This was constructed using available drill hole data and by extrapolating 250 m to generate the shell in Leapfrog. Figure 11.20 illustrates a plan view and cross section of the GIL along the with drill holes used in the estimation.

Figure 11.20: Plan View (left) and Cross Section -2000N (right) of the Drill Hole Database


1000 N
0 N
-1000 N
-2000 N
-3000 N
-4000 N
-5000 N
-6000 N
-2000 E
-1000 E
0 E
1000 E
2000 E
3000 E
4000 E
5000 E
2500 L
2000 L
1500 L
1000 L
500 L
-2000 E
-1500 E
-1000 E
-500 E
0 E
500 E
1000 E
1500 E
2000 E
2500 E
3000 E
3500 E
4000 E
SAMPLES : TCU
0.000 <= < 0.100
0.100 <= < 0.200
0.200 <= < 0.300
0.300 <= < 0.400
0.400 <= < 0.500
0.500 <= < 0.700
0.700 <= < 1.000
1.000 <= < 100.000
Note: Block model limits (blue) and GIL wireframe (black)

11.1.7.2 Interpolation and Extrapolation Parameters

To determine the type of contact (soft or hard) between different EUs, a contact analysis was conducted. Contact analysis is a mathematical method to define the grade behavior among samples from different EUs as they approach a contact. The type of contact is important during the process of grade estimation.

In general, the results show abrupt changes in the grade in the contact between EUs. In the cases where the grade change is gradual, the distance is small, therefore it was decided to use hard contacts between all EU and variables. Figure 11.21 to Figure 11.25 shows the contact analyses for some EUs for Cu, Mo, Fe and Zn.

Figure 11.21: Contact Analysis for Cu between EU 5 and 7 (left) and EU 5 and 8 (right)


Contact Profile
Samples
CU EU 5
Mean EU 5
CU EU 7
Mean EU 7
Contact
CU
Samples
Distance from Contact
Contact Profile
Samples
CU EU 5
Mean EU 5
CU EU 8
Mean EU 8
Contact
CU
Samples
Distance from Contact

Figure 11.22: Contact Analysis for Cu between EU 8 and 9 (left) and EU 9 and 10 (right)


Contact Profile
Samples
CU EU 8
Mean EU 8
CU EU 9
Mean EU 9
Contact
CU
Samples
Distance from Contact
Contact Profile
Samples
CU EU 9
Mean EU 9
CU EU 10
Mean EU 10
Contact
CU
Samples
Distance from Contact

Figure 11.23: Contact Analysis for Mo between EU 8 and 10 (left) and EU 9 and 10 (right)


Contact Profile
Samples
MO EU 8
Mean EU 8
MO EU 10
Mean EU 10
Contact
MO
Samples
Distance from Contact
Contact Profile
Samples
MO EU 9
Mean EU 9
MO EU 10
Mean EU 10
Contact
MO
Samples
Distance from Contact

Figure 11.24: Contact Analysis for Fe between EU 4 and 5 (left) and EU 4 and 6 (right)


Contact Profile
Samples
FE EU 4
Mean EU 4
FE EU 5
Mean EU 5
Contact
FE
Samples
Distance from Contact
Contact Profile
Samples
FE EU 4
Mean EU 4
FE EU 6
Mean EU 6
Contact
FE
Samples
Distance from Contact

Figure 11.25: Contact Analysis for Zn between EU 7 and 8 (left) and EU 7 and 9 (right)


Contact Profile
Samples
ZN EU 7
Mean EU 7
ZN EU 8
Mean EU 8
Contact
ZN
Samples
Distance from Contact
Contact Profile
Samples
ZN EU 7
Mean EU 7
ZN EU 9
Mean EU 9
Contact
ZN
Samples
Distance from Contact

The estimation of Cu, CuSol, and CuO grades for BVC has been conducted using Ordinary Kriging (OK) with three nested passes for each EU. A fourth pass was done to complete the estimate of all the blocks within the GIL. The sample search and selection strategy are an important decision in the estimation process, as this has a direct impact on the quality and smoothing of the estimation. This ensures that smoothing takes place in reasonable ranges.

A set of main schemes defining different search radii, sample selection strategies, octant usage, outlier control and contact analysis were implemented and analyzed to apply an appropriate estimate plan.

The OK plan included the following criteria and restrictions:

- 4 x 4 x 1 discretization.
- For outlier control, restriction of high grades was achieved using high yield restriction for all passes (see Section 11.1.5).
- Hard contacts have been implemented in all estimation passes.
- EU 1 was not estimated (Cover).
- No octant restrictions have been used for any EU.

Search radii was defined based on data distribution in the model as well as the variogram model. Table 11.14 summarizes the orientation, radii of searches implemented and the scheme of samples selection, for each EU Cu by estimation pass, according to Vulcan® convention (see Figure 11.26).

Table 11.14: Sample Selection and Outlier Definition for Cu by EU

EU	Pass	Rotation			Axis			Samples		
		Bearing	Plunge	Dip	Major	Semi Major	Minor	Min.	Max.	Max. per Drill Hole
2,3,4,5, 8,9,10	1	0	0	0	80	80	15	9	15	3
	2	0	0	0	120	120	30	9	15	3
	3	0	0	0	240	240	60	4	15	3
6,7	1	150	0	35	80	80	15	9	15	3
	2	150	0	35	120	120	30	9	15	3
	3	150	0	35	240	240	60	4	15	3

Figure 11.26: Angle and Axis Convention in Vulcan


North
Bearing
East
Major axis
Vertical
Horizontal
Plunge
Major axis
Z'' Z'
Dip
Minor axis
Horizontal
Semi-Major axis
Looking along the major axis

Bearing, plunge, and dip are the values ((Ө1, Ө2, Ө3, respectively) and angles are measured in degrees. Initially, the X axis is heading north; the Y axis is heading east and the Z axis is heading up. Bearing is measured clockwise from the north towards the bearing line (rotation around the Z axis). Plunge is measured counter-clockwise around the Y' axis and dip is measured counter-clockwise around the X' axis. The major axis is the X' axis radius, the semi-major axis is the Y' axis and the minor axis is the Z' axis (X',Y' and Z' are the axes modified by rotation).

The estimation was completed using OK in four nested passes. The purpose of the estimation strategy is to achieve a balanced estimation of volumes and mean grades per pass and to represent each EU by avoiding any potential grade extrapolation and/or overestimation.

Figure 11.27 provides a summary of estimated block percentage, mean grade, and distance per estimation pass for each EU for Cu. The following observations can be made from the graph:

- In general, there is a clear decrease in mean grades per pass for Cu, showing that the search ellipsoid adequately separates the zones with a lot of information (high grade) from those with less information within each EU.
- The first pass is a local track, evidenced in the representation in terms of estimated volume, with a mean estimated distance of approximately 50 m. The second pass estimated a mean distance closer to 100 m.

Figure 11.27: Percentage of Estimated Blocks and Mean Grades per Pass by EU for Cu


Estimated blocks by EU
Volume (m³)
Millions
CU
Distance (m)
EU
4
3
2
1

To evaluate the selected samples selection scheme, a complete analysis was performed on the block model pass, number of samples and drill holes used for estimation. The objective of this analysis was to evaluate the implementation of the OK estimation plan; specifically, how has the estimation plan accounted for the number of samples and number of drill holes in every estimation pass. This analysis also allowed the evaluation of the spatial coverage of every block by determining whether the estimation was performed by an interpolation or extrapolation process.

In general, it is observed that all EUs included an adequate number of samples and drill holes for grade interpolation. As an example, Figure 11.28 show the number of samples and drill holes by estimation pass for Cu for EU 9 and 10 respectively. For both examples, more than three drill holes were used in the first estimation pass and only in the third pass the kriging plan was allowed to estimate with two drill holes. This sample selection strategy ensures adequate grade interpolation with correct three-dimensional spatial coverage.

Figure 11.28: Number of Samples and Drill Holes per Estimation Pass, EU Cu 9 and 10


Number of drillholes per pass, EU 9
Volume (m³)
Millions
60.0
50.0
40.0
30.0
20.0
10.0
0.0
1
2
3
Pass
9-15
5-8
4
3
2
1
Number of drillholes per pass, EU 9
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Number of samples per pass, EU 9
45
40
35
30
25
20
15
10
5
0
16-20
13-15
10-12
7-9
4-6
Number of samples per pass, EU 9
Number of drillholes per pass, EU 10
250.0
200.0
150.0
100.0
50.0
0.0
Number of drillholes per pass, EU 10
Number of samples per pass, EU 10
600
500
400
300
200
100
0
Number of samples per pass, EU 10

11.1.7.3 Specific Gravity

There are no available specific gravity (SG) samples in the database, instead a default value of 2.6 tons per cubic meter (t/m^3) has been used in the block model for tonnage calculations. The default SG value reportedly comes from analysis completed in the 1970s-1980s but no documentation was provided. BVC has historically used this value in its geologic modeling and mine planning efforts. As part of the ongoing 2020 to 2021 exploration programs, BVC is collecting SG samples from different lithologies in order to initially determine mean SGs per lithology and followed by a full interpolation model, once enough samples are available for modeling. The sampling from different lithologies and different zones of the model is important considering that the geology of BVC differs significantly from BVZ.

11.1.8 Model Validation

In order to validate the BVC Resource model, a validation of the block model was carried out to assess the performance of the OK and the conformity of input values. The validation was carried out on estimated blocks within the GIL and up to the third pass, considering composites used in the estimates.

11.1.8.1 Visual and Statistical

Golder carried out a statistical validation between declustered composite grades and estimated blocks. Global statistics of mean grades for composites can be influenced by several factors, such as sample density, grouping, and, to a greater extent, the presence of high grades that have been restricted in the estimation plan. Consequently, global statistics of declustered composites were calculated using the nearest-neighbor (NN) method with search ranges like the one used in the estimation. A summary of this comparison is shown in Table 11.15 through Table 11.22 for Cu, CuSol, CuO, Mo, Fe, Ag, Au, and Zn, respectively, where the negative values indicate a negative difference between block mean grades in relation to composite mean grades, and vice-versa. In general, differences under 5% are satisfactory, and differences above 10% require attention. The result of the estimate shows that relative differences for the main EU are found within acceptable limits. Only EUs with less samples and poor geological continuity show results above the expected threshold.

Table 11.15: Statistics Comparison for Cu by EU, Pass 3

EU	Data Count		Minimum Grade		Maximum Grade		Mean Grade			Std. Dev.	
	Blocks	NN	Blocks	NN	Blocks	NN	Blocks	NN	%Diff	Blocks	NN
2	78,311	78,311	0.0024	0.0004	0.997	1.945	0.060	0.057	**6.60%**	0.072	0.122
3	13,978	13,978	0.0043	0.0016	0.430	0.900	0.076	0.077	**-1.40%**	0.066	0.112
4	396,176	396,176	0.0011	0.0002	6.392	13.491	0.291	0.285	**2.10%**	0.200	0.255
5	70,115	70,115	0.0072	0.0026	2.010	3.969	0.204	0.201	**1.70%**	0.217	0.265
6	12,796	12,774	0.0112	0.0055	1.712	6.446	0.269	0.260	**3.60%**	0.177	0.281
7	80,748	80,145	0.0062	0.0037	7.652	14.899	0.350	0.350	**0.00%**	0.250	0.390
8	30,760	30,760	0.0155	0.0009	2.989	4.170	0.316	0.306	**3.20%**	0.224	0.309
9	7,739	7,739	0.0448	0.0075	5.158	9.747	0.409	0.397	**3.10%**	0.233	0.343
10	66,750	66,750	0.0087	0.0034	5.282	12.690	0.421	0.413	**1.80%**	0.238	0.287

Table 11.16: Statistics Comparison for CuSol by EU, Pass 3

EU	Data Count		Minimum Grade		Maximum Grade		Mean Grade			Std. Dev.	
	Blocks	NN	Blocks	NN	Blocks	NN	Blocks	NN	%Diff	Blocks	NN
2	78,289	78,289	0.0012	0.0001	0.615	1.085	0.034	0.031	**7.50%**	0.043	0.073
3	13,978	13,978	0.0021	0.0009	0.245	0.572	0.033	0.035	**-5.00%**	0.024	0.056
4	396,176	396,176	0.0007	0.0001	1.564	2.954	0.100	0.098	**1.80%**	0.096	0.130
5	70,115	70,115	0.0056	0.001	0.678	1.569	0.081	0.081	**-0.70%**	0.054	0.093
6	12,796	12,774	0.0059	0.0016	0.653	2.342	0.129	0.124	**4.20%**	0.079	0.133
7	80,748	80,145	0.0028	0.001	0.653	1.349	0.079	0.080	**-1.70%**	0.056	0.106
8	30,760	30,760	0.0052	0.0005	2.022	2.825	0.204	0.197	**3.40%**	0.150	0.209
9	7,739	7,739	0.0117	0.0015	2.216	4.212	0.149	0.143	**4.30%**	0.097	0.147
10	66,750	66,750	0.001	0.001	0.415	0.949	0.059	0.058	**0.70%**	0.032	0.047

Table 11.17: Statistics Comparison for CuO by EU, Pass 3

EU	Data Count		Minimum Grade		Maximum Grade		Mean Grade			Std. Dev.	
	Blocks	NN	Blocks	NN	Blocks	NN	Blocks	NN	%Diff	Blocks	NN
2	78,289	78,289	0.001	0.000	0.233	1.594	0.012	0.014	**-11.00%**	0.010	0.025
3	13,978	13,978	0.002	0.001	0.133	0.216	0.018	0.018	**-2.80%**	0.016	0.029
4	396,176	396,176	0.001	0.000	0.573	4.731	0.021	0.021	**-0.10%**	0.013	0.027
5	70,115	70,115	0.003	0.001	0.323	0.522	0.018	0.018	**-0.10%**	0.014	0.026
6	12,796	12,774	0.006	0.001	0.541	1.324	0.042	0.044	**-3.80%**	0.027	0.051
7	80,748	80,145	0.002	0.001	0.297	0.598	0.027	0.027	**-0.70%**	0.019	0.032
8	30,760	30,760	0.003	0.000	0.289	0.447	0.031	0.031	**1.80%**	0.016	0.026
9	7,739	7,739	0.003	0.001	0.233	0.434	0.024	0.023	**2.90%**	0.010	0.016
10	66,750	66,750	0.001	0.001	0.103	0.500	0.013	0.012	**3.20%**	0.005	0.008

Table 11.18: Statistics Comparison for Mo by EU, Pass 3

EU	Data Count		Minimum Grade		Maximum Grade		Mean Grade			Std. Dev.	
	Blocks	NN	Blocks	NN	Blocks	NN	Blocks	NN	%Diff	Blocks	NN
2	13,912	13,912	0.0001	0.0001	0.005	0.008	0.001	0.001	**1.10%**	0.001	0.001
3	64,258	64,258	0.0001	0.0001	0.014	0.032	0.002	0.002	**-0.10%**	0.002	0.003
4	89,898	89,396	0.0001	0.0001	0.051	0.155	0.003	0.003	**-1.60%**	0.003	0.005
5	27,336	27,336	0.0001	0.0001	0.039	0.093	0.004	0.004	**-1.50%**	0.003	0.004
6	112,916	112,916	0.0001	0.0001	0.112	0.231	0.005	0.004	**1.20%**	0.005	0.008
7	25,568	25,568	0.0005	0.0001	0.051	0.107	0.006	0.006	**1.90%**	0.005	0.008
8	188,167	188,167	0.0001	0.0001	0.091	0.169	0.007	0.007	**0.70%**	0.006	0.008
9	10,119	10,119	0.001	0.0001	0.014	0.019	0.004	0.004	**1.30%**	0.002	0.004
10	24,345	24,345	0.0002	0.0001	0.030	0.137	0.005	0.005	**2.50%**	0.004	0.005
11	4,692	4,692	0.0008	0.0001	0.028	0.049	0.008	0.008	**-2.30%**	0.010	0.008
12	49,841	49,841	0.0004	0.0001	0.107	0.306	0.013	0.013	**0.70%**	0.010	0.016

Table 11.19: Statistics Comparison for Fe by EU, Pass 3

EU	Data Count		Minimum Grade		Maximum Grade		Mean Grade			Std. Dev.	
	Blocks	NN	Blocks	NN	Blocks	NN	Blocks	NN	%Diff	Blocks	NN
2	14,559	14,559	0.700	0.300	5.300	6.670	2.820	2.860	**-1.30%**	0.750	1.140
3	61,434	61,434	1.680	1.090	26.690	36.450	4.550	4.510	**0.90%**	1.580	2.330
4	370,697	370,697	0.490	0.150	29.520	38.770	4.400	4.400	**0.00%**	1.590	2.250
5	11,209	11,182	0.710	0.010	27.410	41.900	8.940	8.760	**2.10%**	3.820	5.610
6	78,910	78,325	0.190	0.130	33.520	44.030	7.860	7.730	**1.70%**	4.230	5.560
7	89,946	89,946	0.740	0.100	14.080	18.370	3.360	3.330	**0.60%**	1.170	1.500

Table 11.20: Statistics Comparison for Ag by EU, Pass 3

EU	Data Count		Minimum Grade		Maximum Grade		Mean Grade			Std. Dev.	
	Blocks	NN	Blocks	NN	Blocks	NN	Blocks	NN	%Diff	Blocks	NN
2	97,306	97,306	0.039	0.002	72.32	162.20	3.23	3.22	**0.30%**	3.24	5.24
3	45,585	45,585	0.169	0.006	14.34	17.53	2.02	1.99	**1.60%**	1.23	2.26
4	48,376	47,232	0.644	0.002	220.00	420.31	8.32	8.46	**-1.60%**	6.87	10.80
5	5,604	5,604	0.169	0.016	55.97	75.40	8.80	8.86	**-0.60%**	10.18	16.63

Table 11.21: Statistics Comparison for Au by EU, Pass 3

EU	Data Count		Minimum Grade		Maximum Grade		Mean Grade			Std. Dev.	
	Blocks	NN	Blocks	NN	Blocks	NN	Blocks	NN	%Diff	Blocks	NN
2	9,497	9,497	5.17	1.65	695.69	1548.69	36.22	37.43	**-3.20%**	28.96	44.47
3	4,498	4,498	4.16	1.50	98.12	188.79	18.67	18.40	**1.50%**	4.46	11.00
4	42,544	41,926	7.03	0.69	795.24	1052.68	79.53	79.11	**0.50%**	40.90	83.28
5	415	415	16.92	13.29	38.15	65.15	21.56	21.02	**2.60%**	2.13	8.14

Table 11.22: Statistics Comparison for Zn by EU, Pass 3

EU	Data Count		Minimum Grade		Maximum Grade		Mean Grade			Std. Dev.	
	Blocks	NN	Blocks	NN	Blocks	NN	Blocks	NN	%Diff	Blocks	NN
2	14,272	14,272	0.0031	0.0007	0.120	0.229	0.029	0.029	**2.60%**	0.021	0.038
3	364,006	364,006	0.0004	0.0001	11.450	44.815	0.072	0.071	**2.30%**	0.117	0.181
4	60,371	60,371	0.0008	0.0004	1.080	1.500	0.076	0.076	**0.30%**	0.052	0.079
5	28,403	28,403	0.0003	0.0001	1.630	3.000	0.018	0.020	**-11.60%**	0.043	0.071
6	53,239	53,239	0.0018	0.0001	0.490	0.930	0.052	0.052	**-0.40%**	0.041	0.057
7	72	72	0.0436	0.0221	0.560	0.821	0.228	0.238	**-4.30%**	0.175	0.248
8	29,721	29,720	0.0039	0.0005	2.559	6.626	0.131	0.137	**-3.90%**	0.167	0.324
9	11,042	11,022	0.0085	0.0008	10.753	18.830	0.749	0.710	**5.50%**	0.892	1.542
10	42,364	41,828	0.0045	0.0023	9.651	18.762	0.395	0.383	**2.90%**	0.635	1.110

In order to evaluate how robust block grades are in relation to data, a semi-local comparison using swath plots was completed. Generating swath plots entail averaging blocks and samples separately in regular 50 m (east) x 50 m (north) x 30 m (elevation) panels and then comparing the mean grade in each sample and block panel through each axis. Figure 11.29 to Figure 11.35 provides a summary of swath plots for each variable for the most representative EU. The validation was completed considering the block estimation up to the third pass. In general, results indicate that estimates reasonably follow trends found in the deposit's grades at a local and global scale without observing an excessive degree of smoothing.

Figure 11.29: Swath Plots for Cu for EU 7 and 8


Eastings PASS2 cu EU 7
Block Validation - Box Plot
75x75x30m Panels - cu
Eastings PASS2 cu EU 8
Block Validation - Box Plot
75x75x30m Panels - cu
Northings PASS2 cu EU 7
Block Validation - QQ Plot
75x75x30m Panels - cu
Northings PASS2 cu EU 8
Block Validation - QQ Plot
75x75x30m Panels - cu
Elevations PASS2 cu EU 7
Block Validation - XY Plot
75x75x30m Panels - cu
Elevations PASS2 cu EU 8
Block Validation - XY Plot
75x75x30m Panels - cu
Block or Sample Count
cu
Easting
Northing
Elevation
Sample Average
Block Average
#Blocks
#Samples
Block Mean
Samples Mean
Sample Mean
less than P5
between P5&P95
great than P95
y = 1.0061x - 0.0085
y = 1.1133x - 0.0442

Figure 11.30: Swath Plots for Cu for EU 9 and 10


Eastings PASS2 cu EU 9
Block Validation - Box Plot
75x75x30m Panels - cu
Eastings PASS2 cu EU 10
Block Validation - Box Plot
75x75x30m Panels - cu
Northings PASS2 cu EU 9
Block Validation - QQ Plot
75x75x30m Panels - cu
Northings PASS2 cu EU 10
Block Validation - QQ Plot
75x75x30m Panels - cu
Elevations PASS2 cu EU 9
Block Validation - XY Plot
75x75x30m Panels - cu
Elevations PASS2 cu EU 10
Block Validation - XY Plot
75x75x30m Panels - cu
Block or Sample Count
cu
Easting
Northing
Elevation
Sample Average
Block Average
#Blocks
#Samples
Block Mean
Samples Mean
Sample Mean
less than P5
between P5&P95
great than P95
y = 1.1218x - 0.0712
y = 1.0971x - 0.0621

Figure 11.31: Swath Plots for Mo for EU 8 and 12


Eastings PASS2 mo EU 8
Block Validation - Box Plot 75x75x30m Panels - mo
Eastings PASS2 mo EU 12
Northings PASS2 mo EU 8
Block Validation - QQ Plot 75x75x30m Panels - mo
Northings PASS2 mo EU 12
Elevations PASS2 mo EU 8
Block Validation - XY Plot 75x75x30m Panels - mo
Elevations PASS2 mo EU 12
y = 1.1716x - 0.0017
y = 1.2079x - 0.0034
Block or Sample Count
Sample Average
Block Average
Easting
Northing
Elevation
#Blocks
#Samples
Block Mean
Samples Mean
less than P5
between P5&P95
great than P95

Figure 11.32: Swath Plots for Fe for EU 6 and 7



Eastings PASS2 fe EU 6
Block Validation - Box Plot
75x75x30m Panels - fe
Eastings PASS2 fe EU 7
Block Validation - Box Plot
75x75x30m Panels - fe
Northings PASS2 fe EU 6
Block Validation - QQ Plot
75x75x30m Panels - fe
Northings PASS2 fe EU 7
Block Validation - QQ Plot
75x75x30m Panels - fe
Elevations PASS2 fe EU 6
Block Validation - XY Plot
75x75x30m Panels - fe
Elevations PASS2 fe EU 7
Block Validation - XY Plot
75x75x30m Panels - fe
Block or Sample Count
Easting
Northing
Elevation
Sample Average
Block Average
#Blocks
#Samples
Block Mean
Samples Mean
Sample Mean
less than P5
between P5&P95
great than P95
y = 1.0356x - 0.2134
y = 1.1135x - 0.3571

Figure 11.33: Swath Plots for Ag for EU 2 and 4


Eastings PASS2 ag EU 2
Block or Sample Count
Easting
#Blocks #Samples Block Mean Samples Mean
Block Validation - Box Plot
75x75x30 m Panels - ag
Eastings PASS2 ag EU 4
Block Validation - Box Plot
75x75x30 m Panels - ag
Northings PASS2 ag EU 2
Northing
Block Validation - QQ Plot
75x75x30 m Panels - ag
Sample Average
Block Average
less than P5
between P5&P95
great than P95
Northings PASS2 ag EU 4
Elevations PASS2 ag EU 2
Elevation
#Blocks #Samples Block Mean Sample Mean
Block Validation - XY Plot
75x75x30 m Panels - ag
y = 1.0087x - 0.376
Elevations PASS2 ag EU 4
y = 1.1058x - 1.1645

Figure 11.34: Swath Plots for Au for EU 2 and 4



Figure 11.35: Swath Plots for Zn for EU 8 and 10


Eastings PASS2 zn EU 8
Block Validation - Box Plot
75x75x30m Panels - zn
Eastings PASS2 zn EU 10
Block Validation - Box Plot
75x75x30m Panels - zn
Northings PASS2 zn EU 8
Block Validation - QQ Plot
75x75x30m Panels - zn
Northings PASS2 zn EU 10
Block Validation - QQ Plot
75x75x30m Panels - zn
Elevations PASS2 zn EU 8
Block Validation - XY Plot
75x75x30m Panels - zn
Elevations PASS2 zn EU 10
Block Validation - XY Plot
75x75x30m Panels - zn
Block or Sample Count
zn
Sample Average
Block Average
Easting
Northing
Elevation
#Blocks
#Samples
Block Mean
Samples Mean
Sample Mean
less than P5
between P5&P95
great than P95
y = 1.1666x - 0.0146
y = 1.0616x - 0.0457

To visually validate the Cu estimation, the QP completed a review of a set of cross sectional and plan views. The validation shows a suitable representation of samples in blocks. Locally, the blocks match the estimation composites both in cross section and plant views. In general, there is an adequate match between composite data and block model data for Cu grades. High grade areas are suitably represented, and high-grade samples exhibit suitable control, which validates the treatment of outliers used. Smoothing increases in boundary and deep areas of the deposit, due to the reduction in number of available composites.

Figure 11.36 through Figure 11.41 present a series of horizontal plan views and vertical sections with the estimate model and the resource pit wireframe (black triangulation) for each variable.

Figure 11.36: Visual Validation of Cu Estimation, Plan View - 1,550 m and Section - 395 N


BLOCK : CUT
0.000 <= < 0.100
0.100 <= < 0.200
0.200 <= < 0.300
0.300 <= < 0.400
0.400 <= < 0.500
0.500 <= < 0.700
0.700 <= < 1.000
1.000 <= < 100.000

Figure 11.37: Visual Validation of Mo Estimation, Plan View - 1,550 m and Section - 395 N


BLOCK : MO
0.000 <= < 0.002
0.002 <= < 0.004
0.004 <= < 0.006
0.006 <= < 0.008
0.008 <= < 0.010
0.010 <= < 0.012
0.012 <= < 100000

Figure 11.38: Visual Validation of Fe Estimation, Plan View - 1,550 m and Section – 395 N


BLOCK : FE
0.000 <= < 2.500
2.500 <= < 5.000
5.000 <= < 7.500
7.500 <= < 10.000
10.000 <= < 12.500
12.500 <= < 100.000
0 N
-1000 N
-2000 N
-3000 N
-4000 N
-5000 N
-1000 E
3000 E
4000 E
2000 L
1000 L
-1000 E
-500 E
0 E
500 E
1000 E
1500 E
2000 E
2500 E

Figure 11.39: Visual Validation of Ag Estimation, Plan View – 1,550 m and Section - 395 N


BLOCK : AG
0.000 <= < 2.000
2.000 <= < 4.000
4.000 <= < 6.000
6.000 <= < 8.000
8.000 <= < 10.000
10.000 <= < 10000.0
0 N
-1000 N
-2000 N
-3000 N
-4000 N
-5000 N
-1000 E
3000 E
4000 E
1000 L
-1000 E
-500 E
0 E
500 E
1000 E
1500 E
2000 E
2500 E

Figure 11.40: Visual Validation of Au Estimation, Plan View - 1,550 and Section - 395 N


BLOCK : AU
0.000 <= < 20.000
20.000 <= < 40.000
40.000 <= < 60.000
60.000 <= < 80.000
80.000 <= < 100.000
100.000 <= < 10000.0
0 N
-1000 N
-2000 N
-3000 N
-4000 N
-5000 N
-1000 E
3000 E
4000 E
1000 L
-1000 E
-500 E
0 E
500 E
1000 E
1500 E
2000 E
2500 E

Figure 11.41: Visual Validation of Zn Estimation, Plan View - 1,550 m and Section - 395 N


BLOCK : ZN
0.000 <= < 0.100
0.100 <= < 0.200
0.200 <= < 0.300
0.300 <= < 0.400
0.400 <= < 0.500
0.500 <= < 1000.0

11.2 Mineral Resource Estimate

This sub-section contains forward-looking information related to Mineral Resource estimates for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including geological and grade interpretations and controls and assumptions and forecasts associated with establishing the prospects for economic extraction.

The Mineral Resource estimate for the project is reported here in accordance with the SEC S-K 1300 regulations. For estimating the Mineral Resources of BVC, the following definition as set forth in the S-K 1300 Definition Standards adopted December 26, 2018 was applied.

Under S-K 1300, a Mineral Resource is defined as:

> "…is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled."

Note to readers: The Mineral Resources presented in this section are not Mineral Reserves and do not reflect demonstrated economic viability. The reported Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that all or any part of this Mineral Resource will be converted into Mineral Reserve. All figures are rounded to reflect the relative accuracy of the estimates and totals may not add correctly.

Mineral Resource estimates reported exclusive of Mineral Reserves are summarized in Table 11.23 on a 100% ownership basis. Mineral Resources presented in the table are in accordance with the definitions presented in S-K 1300. The effective date of the Mineral Resource estimate is December 31, 2021.

Table 11.23: In-Situ Mineral Resource Estimate, Exclusive of Mineral Reserves – 100% Ownership Basis

Process	Classification	Tonnes (Mt)(4)	Grade			Contained Metal		
			Total Cu (%)(2)	Mo (%)(2)	Zn (%)(2)	Cu (kt)(5)	Mo (kt)(5)	Zn (kt)(5)
Plant Cu(1)(3)	Measured	-	-	-	-	-	-	-
	Indicated	944	0.38	0.005	0.07	3,580	51	657
	Measured + Indicated	**944**	**0.38**	**0.005**	**0.07**	**3,580**	**51**	**657**
	Inferred	14,467	0.21	0.004	0.03	30,442	590	4,305
Plant Zn(1)(3)	Measured	-	-	-	-	-	-	-
	Indicated	183	0.46	0.002	0.78	847	3	1,419
	Measured + Indicated	**183**	**0.46**	**0.002**	**0.78**	**847**	**3**	**1,419**
	Inferred	194	0.43	0.003	0.49	830	6	953
Leach(1)(3)	Measured	-	-	-	-	-	-	-
	Indicated	82	0.13	-	-	104	-	-
	Measured + Indicated	**82**	**0.13**	**-**	**-**	**104**	**-**	**-**
	Inferred	3,812	0.14	-	-	5,398	-	-

Notes:
1. Mineral Resources are reported on a 100% basis and are exclusive of Mineral Reserves.
2. Mineral Resources are reported on a break-even plant and leach profit basis.
3. The estimate was constrained to within the Resource pit based on a Cu price of US$3.795lb, Mo price of US$11.50/lb and Zn price of US$1.32/lb
4. Tonnes are reported on a dry basis
5. Contained Metal (CM) is calculated as follows:
   CM = Tonnage (Mt) * Grade (%) * 10
6. Tonnage and contained metal have been rounded to reflect the accuracy of the estimate and numbers may not add exactly
7. The estimate was completed using a SG of 2.6
8. The estimate was constrained to within the Resource pit
9. The Mineral Resource estimates were prepared by Ronald Turner, CP. (who is the independent Qualified Person for these Mineral Resource estimates), reported using the S-K 1300 Definition Standards adopted December 26, 2018

It should be noted that SCC has a 99.95% ownership in BVC through their main subsidiaries with the remainder being held through intermediate holding companies.

11.3 Basis for Establishing the Prospects of Economic Extraction for Mineral Resources

This sub-section contains forward-looking information related to establishing the prospects of economic extraction for Mineral Resources for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including COG assumptions, costing forecasts and product pricing forecasts.

Heap leach recoveries for BVC was based on historical 3-year average for the combined ROM and crush leached, 31.5%. Mill recoveries for BVC was based on historical 3-year average for the two concentrators, 86.5% and for the smelting and refinery combined was 96.7%.

Additional description of the lab testing, and analyses can be found in Section 8, 10, 12 and 14.

As described in Section 12, both the Mineral Resources and the Mineral Reserves assumed material with a solubility index greater than 0.8 would not be sent to the concentrators and instead would be sent to the leach pad. While BVC currently assigns mill feed with material at a Total Cu grade greater than 0.3% and a leach COG

greater than 0.07%, for estimating the Mineral Resources, and Mineral Reserve estimates, an economic breakeven COG was applied (see Section 12.2.5).

The Mineral Resource estimate was reported from within a constrained pit shell developed using the following criteria to establish reasonable prospects for economic extraction.

- Cu price assumption = US$3.795/lb
- Mo price assumption = US$11.50/lb
- Zn price assumption = US$1.323/lb
- Mining cost = US$1.16/t
- Leach cost = US$1.04/t
- Processing cost = US$5.94/t
- Selling Cost = US$0.39/lb (mill)
- Selling Cost = US$0.02/lb (leach)
- Recovery assumed based on 3-year historical averages

Commodity price assumptions were provided by SCC and it is the QP's opinion that the prices are reasonable and consistent with the market studies provided by SCC as discussed in Section 16.0. Mining and selling costs were provided by BVC based on historical operational data from BVC and were deemed to be reasonable based on general experience with other operations. The selling cost includes estimates for the SX-EW, cathode transport, general administration, and royalty costs.

Mineral Resource Pit Optimization takes into account an approximate 500 m offset from the surrounding town. Additional details on the pit limits and pit optimization are in 12.2.5.

11.4 Mineral Resource Classification

This sub-section contains forward-looking information related to Mineral Resource classification for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including geological and grade continuity analysis and assumptions.

According to the S-K 1300 regulations, to reflect geological confidence, Mineral Resources are subdivided into the following categories based on increased geological confidence: Inferred, Indicated, and Measured, which are defined under S-K 1300 as:

> "Inferred Mineral Resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve."

> "Indicated Mineral Resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve."

> "Measured Mineral Resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve."

The Mineral Resource classification in this disclosure is based on thresholds for maximum estimation errors in quarterly and annual periods of production. The expected estimation error was calculated through the indicator method, and the errors were linked to the quantity of information needed to meet the expectation by the calculation of drilling grids.

A volume indicator and a fine indicator are defined to model the geological continuity error and to characterize the spatial variability. To define the indicators a Cu COG is used.

The estimation error is calculated using the following formula (It is assumed that the errors have a normal distribution):

$$error = \frac{\sqrt{Krig.Var.(volprod)} \times Z}{Mean \times No.of\ Extraction\ Points}$$

The error associated to the estimated indicators is defined by the following formula (Mining Geostatistics. A.G. Journel & Ch. J. Huijbregts):

$$e_{AB}{}^2 = e_A{}^2 + e_B{}^2 + (2 \times \rho_{AB} \times e_A \times e_B)$$

Where:

- e_{AB} = Error in the product of the block estimation.
- e_A = Error in the block estimation (variable A).
- e_B = Error in the block estimation (variable B).
- ρ_{AB} = Correlation coefficient between the two variables.

The COG used to establish the error thresholds was 0.3% Cu. The maximum expected error threshold for the resource classification was defined as 15%.

To model the error of the geological continuity, the spatial variability of the samples was analyzed, considering indicators defined from the 0.3% Cu cut-off. Variogram models are shown in Figure 11.42.

Figure 11.42: Volume and Metal Indicator Variography


Absolute Variogram from omni_indcut_all.vrs of indcut
Azimuth = 0, Plunge = 0 (Major Axis)
Spherical Model Parameters
Nugget(CO) = 0.3
Sill 1 (C1) = 0.3, Range 1 (R1) = 40
Sill 2 (C2) = 0.4, Range 2 (R2) = 120
Total Sill = 1
Gamma(h)
Distance(m)
Absolute Variogram from omni_indvol_all.vrs of indvol
Azimuth = 0, Plunge = 0 (Major Axis)
Spherical Model Parameters
Nugget(CO) = 0.3
Sill 1 (C1) = 0.3, Range 1 (R1) = 80
Sill 2 (C2) = 0.4, Range 2 (R2) = 400
Total Sill = 1
Gamma(h)
Distance(m)

The methodology considered the creation of an estimation database from the block model based on four theoretical drilling grids. The grids selected were from 50 m to 150 m. Figure 11.43 illustrates an outline of the designed drill grids.

Figure 11.43: Drilling Grids Used



The OK variance was calculated from the results of each of the estimates.

- The OK variance was obtained from the theoretical drill hole grids for one year and three months of production.
- Variance was obtained for the grade and metal indicators.

Using the OK variance and the defined parameters the estimate error is calculated using the formula:

$$error = \frac{\sqrt{Krig.Var.(volprod)} \times Z}{Mean \times No.of\ Extraction\ Points}$$

Based on the estimation errors calculated for annual and quarterly production volumes, the curves that define the error for a selected theoretical drilling meshes were plotted.

Figure 11.45 shows the relationship between the defined estimate error thresholds and the error obtained for each theoretical drill hole grids

Figure 11.44: Estimation of the Estimation Error


BVC
Calculation of the expected estimation error
20%
15%
10%
5%
0%
Expected estimation error (%)
y = 0.002511x - 0.026215
y = 0.001545x - 0.036068
0
20
40
60
80
100
120
140
160
Drillhole grid (m)
Annual error
Quarterly error
Linear (Annual error)
Linear (Quarterly error)

Note: Black line yearly error. Red line quarterly error.

Finally, by intersecting the defined error thresholds and error curves, the theoretical drilling grid size values are obtained and used to define the Mineral Resource categorization of 110 m -130 m for Indicated.

In order to apply the defined Measured and Indicated drill hole grids an equivalent grid definition methodology was used. This methodology was based on the distance of the drill holes located relative to an estimated block. Based on the distance, an equivalent (theoretical) grid was calculated assuming that the distances of the drill hole to the center of the evaluated block are equidistant (see Figure 11.45). Figure 11.46 illustrates the theoretical grid and Mineral Resource Classification in plan and section view.

Figure 11.45: Formula for Theoretical Grid Definition


d3
d1
d2
d
muestra teórica
d
d

$$Equivalent\ distance = \frac{(d_1 + d_2 + d_3)}{3}$$

$$\text{Equivalente Grid} = \sqrt{2} * \text{Equivalente Distance}$$

Based on the review and estimation process described in the preceding Sections, the QP decided there was not enough certainty to classify any Resources as Measured for the BVC Project. This decision was made for the following reasons:

- Lack of SG samples,
- Uncertainty in collar positions,
- Limited survey information,
- Limited CuSol analyses,
- No QA/QC for any pre-2020 drilling.

Therefore, the Mineral Resource Classification for BVC is as follows:

- Measured: None.
- Indicated: Blocks estimated with a theoretical grid between 0 and 130 m.
- Inferred: Remaining blocks estimated within the GIL.

Figure 11.46: Theoretical Grid and Resource Classification in the BVC Block Model, Plan View - 1,525 m and Section - 1,100N


BLOCK : GRID
0.000 <= < 80.000
80.000 <= < 120.000
120.000 <= < 160.000
160.000 <= < 200.000
200.000 <= < 240.000
240.000 <= < 99999.000
BLOCK : CAT
Measured
Indicated
Inferred
2500 L
2000 L
1500 L
1000 L
500 L
0 N
-1000 N
-2000 N
-3000 N
-4000 N
-5000 N

11.5 Mineral Resource Uncertainty Discussion

Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability. There is no certainty that all or any part of this Mineral Resource will be converted into Mineral Reserve.

Inferred Mineral Resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as Mineral Reserves.

Mineral Resource estimates may be materially affected by the quality of data, natural geological variability of mineralization and / or metallurgical recovery and the accuracy of the economic assumptions supporting reasonable prospects for economic extraction including metal prices, and mining and processing costs.

BVC is a mine with legacy information, which is suitable to be used in Mineral Resource estimation. However, as discussed in the previous section, there are some issues related to the lack of QA/QC, deviation measurement, and SG assigned values that, in the QP's opinion, prevent the classification of Measured Mineral Resources. A 130-m drill spacing was used to define Indicated Mineral Resources and remaining blocks estimated within the GIL were classified as Inferred.

Subsequent infill drilling could potentially confirm the continuity of the mineralization and upgrade the Mineral Resource categories and associated quantities. Action plans have been defined and are being implemented to address the existing concerns regarding the shortcoming described above. These plans will be reviewed in the future as Mineral Resources are re-ascertained.

Mineral Resources may also be affected by the estimation methodology and parameters and assumptions used in the grade estimation process including top-cutting (capping) of data or search and estimation strategies although it is the QP's opinion that there is a low likelihood of this having a material impact on the Mineral Resource estimate.

11.6 Assumptions for Multiple Commodity Mineral Resource Estimate

Not applicable to this TRS as no metal/mineral equivalents are being used or reported.

11.7 Qualified Person's Opinion on Factors that are Likely to Influence the Prospect of Economic Extraction

As the BVC Mine is an active mine with more than 50 years of operational experience and data, it is the QP's opinion that the relevant technical and economic factors necessary to support economic extraction of the Mineral Resource have been appropriately accounted for at the Mine. Some additional work has been identified, and is being implemented by the site teams, to improve the classification categories of the mineral resources but is not deemed to influence the prospect of economic extraction for the Mineral Resources stated in this TRS.

The 2021 Mineral Resource Estimate may be materially impacted by any future changes in the breakeven COG, potentially resulting from changes in mining costs, processing recoveries, or metal prices or from changes in geological knowledge as a result of new exploration data.

12.0 MINERAL RESERVE ESTIMATES

12.1 Key Assumptions, Parameters, and Methods

This sub-section contains forward-looking information related to the key assumptions, parameters and methods for the Mineral Reserve estimates for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including Mineral Resource model tonnes and grade and mine design parameters.

12.1.1 Geologic Resource Model

The dimensions of the block model are shown in Table 12.1 and the principal variables of the block model are shown in Table 12.2.

Table 12.1: Dimensions of the Block Model

Dimension	Min	Max	Block Size (m^3)	No. of Blocks
X	-2000	4000	25	240
Y	-5000	1000	25	240
Z	900	2100	15	80

Table 12.2: Principal Variables of the Block Model

Variable	Description
Cu	Total Cu (%)
Mo	Total Mo (%)
Zn	Total Zn (%)
Class	Resource Classification: 2 Indicated, 3 Inferred
Dens	Specific Gravity
Top22	% Below 2021-12-31 Topography
Zone	Pit Zone: 1 Cu Zone, 2 Zn Zone
Min	Mineralized Unit Identifier: 1 Secondary Sulphide, 2 Primary Sulphide, 3 Mixed, 4 Oxide, 5 Soil
Tonne	Tonnage

The variable "Zone" in the block model was added to select the area at BVC that has high zinc content. The model was also depleted to the December 31, 2021, topographic surface provided by BVC.

12.1.2 Mine Design Criteria

BVC has a long history of both underground and open pit mining. The current operation has mined through much of the historical underground workings and is now focused on large scale bulk mining. The mine design criteria used was provided by BVC. With BVC having multiple decades of production only slight modifications to some of later mine phases were required to update the LOM design to fit within the US$3.30/lb Cu economic mining envelope. The revised phase designs were then used to produce a production schedule used to support the Mineral Reserves estimate. The production schedule produced may not reflect the actual site LOM plan. Some notable differences from assumptions used in this Study compared to the way operations is currently planning material movements are:

- BVC assumes no dilution and no mining loss in their long-range mine planning; however, based on historical reconciliation records there appeared to be an approximate 10% difference between the production results to modelled

- Golder has included dilution and mining loss in this Study and is described in Section 13.3.1.
- This study includes an economic COG assumption as described in 12.2.4 for mill and leach selection while:
  - BVC assumes a 0.30 Cu% COG for concentrator feed
  - BVC assumes a 0.07 Cu% COG for ROM and crushed leached feed
- Gold and silver credits were excluded from the Mineral Reserve calculations since the QP for Resources deemed that there was low confidence in the historical data included in the drill hole database to model gold and silver grades.

12.2 Modifying Factors

This sub-section contains forward-looking information related to the modifying factors for the Mineral Reserve estimates for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including modifying factors including dilution and mining and recovery factors, beneficiation assumptions, property limits, commodity price, cut off grades, pit optimization assumptions and the ultimate pit design.

12.2.1 Property Limits

The pit and all mining activities were confined within the BVC concessions. A 500-m offset was applied to the town limits. The town of Cananea is very close to the property limits and a 500-m offset was applied as a buffer between the mine and the town. BVC provided the offset which is currently being used by mine planning on site.

12.2.2 Processing

Processing recoveries are summarized in Section 12.2.4 and Section 14.0. This study assumed a current capacity of approximately 2.2 Bt, remaining in the New TSF (as of December 31, 2021), which provides an estimated capacity of 30 years remaining with an annual production of 73 million tonnes per year from the Cu concentrators and 7.3 Million tonnes per annum (Mtpa) from the Zn concentrator (currently under construction) for about 10 years.

12.2.3 Commodity Price Used

The commodity prices used for the pit optimization and economic cut-off analysis were:

- US$3.30/lb copper
- US$10.00/lb molybdenum
- US$1.15/lb zinc

Commodity price assumptions were provided by SCC and it is the QP’s opinion that the prices are reasonable and consistent with the market studies provided by SCC as discussed in Section 16.0.

12.2.4 Cut-off Grade Estimate

The COG is the grade that distinguishes ore from waste. For material to be treated as ore for the BVC Mineral Reserve estimate, it must be classified as a Measured or Indicated Resource and meet both the technical and economic criteria. A separate value cut-off was used for each of the three main processes. If more than one

process was profitable, the one with the highest value was selected. The three main processes are described below.

12.2.4.1 Leach

Material was considered leachable if it had a mineral identification group of secondary sulfides, mixed or oxides. The parameters in Table 12.3 are used to calculate the value of sending the material to a leach pad. Note the leach recovery 31.5% was provided from historical site data. The current practice at BVC is to leach both ROM and crushed ore; however, BVC only tracks an average recovery. Based on the low recovery and what was seen on site during the site visit, it is expected that all types of ore are sent to the leach. If the value is greater than zero the material can be considered leachable.

Table 12.3:Leach COG Parameters

Variable	Units	Value
Payable Metals		Cu
Selling Price - Cu	US$/lb Cu	3.30
Processing Cost	US$/t	1.04
Processing Recovery - Cu	%	31.5
Payability - Cu	%	100
Selling Cost - Cu	US$/lb Cu	0.0195

Note: Processing cost includes heap leach, SX-EW, and additional leach mining cost.

The value formula for leach is shown below.

$$Value_{leach} = Cu\% * Recovery_{Cu} * Payability_{Cu} * \frac{2204.6\ lb}{1\ t} * (\ SellingPrice_{Cu} - SellingCost_{Cu}) - ProcessingCost$$

The estimated Cu leach COG would be approximately 0.05% based on the leach value calculation above. This differs from the current practice were any material above a Cu grade of 0.07% and less than mill cut-off of 0.30% reports to the leach pad (whether ROM, or crushed).

12.2.4.2 Copper Concentrator

The copper concentrator includes both Concentrator 1 and Concentrator 2. The economic parameters as well as the recoveries were identical so no differential was needed for economic cut-off. Silver and gold credits were not applied to the economic cut-off for reasons described in 12.1.2.

Material was considered for processing through the copper concentrator if it had a mineral identification group of primary sulfides or mixed. The parameters in Table 12.4 are used to calculate the value of sending the material to a copper concentrator. If the value is greater than zero, the material can be considered for processing.

Table 12.4: Copper Concentrator COG Parameters

Variable		Description
Payable Metals		Cu, Mo
Selling Price - Cu	US$/lb Cu	3.30
Selling Price - Mo	US$/lb Mo	10.00
Processing Cost	US$/t	5.94
Processing Recovery - Cu	%	86.5
Processing Recovery - Mo	%	64
Payability - Cu	%	96.7
Payability - Mo	%	100
Selling Cost - Cu	US$/lb Cu	0.39
Selling Cost - Mo	US$/lb Mo	1.37

Note: Processing Cost Includes G&A Mexico, molybdenum circuit operating costs and additional ore mining costs. Selling cost includes concentrate transportation, smelter charges and penalties and refining.

The value formula for the Cu Concentrator is shown below:

$$Value_{CuPlant} = Cu\% * Recovery_{Cu} * Payability_{Cu} * \frac{2204.6\ lb}{1\ t} * (\ SellingPrice_{Cu} - SellingCost_{Cu}) + Mo\% * Recovery_{Mo} * Payability_{Mo} * \frac{2204.6\ lb}{1\ t} * (\ SellingPrice_{Mo} - SellingCost_{Mo}) - ProcessingCost$$

Based on the above value equation, the Cu equivalent cut-off used to calculate the Mineral Reserves, is approximately 0.11% Cu. This differs from the current practice were any material above a Cu grade of 0.30% reports to one of the concentrators, assuming there is capacity in the mill.

12.2.4.3 Zinc Concentrator

Material was considered for processing through the zinc (Zn) concentrator if it had a mineral identification group of primary sulfides or mixed and was within the zinc zone of the block model. The parameters in Table 12.5 are used to calculate the value of sending the material to a Zn concentrator, which at the time of this study was being constructed. BVC indicates the Zn concentrator should be operational by mid-2023. Resource blocks with mineral classification Measured or Indicated, having a value greater than zero can be considered for processing.

Table 12.5: Zinc Concentrator COG Parameters

Variable		Description
Payable Metals		Cu, Zn
Selling Price - Cu	US$/lb Cu	3.30
Selling Price - Zn	US$/lb Zn	1.15
Processing Cost	US$/t	9.64
Processing Recovery - Cu	%	70
Processing Recovery - Zn	%	68
Payability - Cu	%	95
Payability - Zn	%	85
Selling Cost - Cu	US$/lb Cu	0.28
Selling Cost - Zn	US$/lb Zn	0.38

Note: Processing cost Includes G&A Mexico, additional ore mining costs. Selling cost includes concentrate transportation, smelter charges and penalties and refining. The selling cost of Zn shown above differs from that used in the cost model, due to an update in the freight cost (US$0.38/lb Zn inclusive of a US$78/wt transport cost, while the cost model includes US$95/wt Zn transport costs, which changes the selling cost to US$0.40/lb Zn).

The value formula for the Zn concentrator is shown below.

$$Value_{ZnPlant} = Cu\% * Recovery_{Cu} * Payability_{Cu} * \frac{2204.6\ lb}{1\ t} * (SellingPrice_{Cu} - SellingCost_{Cu}) + Zn\% * Recovery_{Zn} * Payability_{Zn} * \frac{2204.6\ lb}{1\ t} * (SellingPrice_{Zn} - SellingCost_{Zn}) - ProcessingCost$$

The value equation above equates to an approximate Cu equivalent of 0.22% Cu. This Cu equivalent is not used for scheduling or the calculation of the Mineral Reserve.

12.2.4.4 Grade Tonnage Curve

The grade tonnage curve shown in Figure 12.1 compares tonnes of mineral classified as Indicated and copper grades. The comparison cannot be used to calculate the complete value of blocks at certain cut-offs due to other payable metals (i.e., Mo, Zn).

Figure 12.1: Buenavista Copper Grade-Tonnage Curve


6,000
5,000
4,000
3,000
2,000
1,000
0
Tonnage (Mt)
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
Cu (%)
0
0.1
0.2
0.3
0.4
0.5
0.6
Cu Cut-off (%)
Tonnes
Cu

The grade tonnage curve above was prepared, using blocks classified as Indicated within the entire block model and was not constrained within an economic pit shell or pit design.

12.2.5 Pit Optimization Methodology and Ultimate Pit Selection

Standard pit optimization methodology using Whittle 4X software was used to estimate the extent of economically mineable reserves at BVC. A nested pit analysis was performed on the geologic model using the three processing routes and the economic cut-offs described in Section 12.2.4. Additional optimization parameters are shown in Table 12.6.

Table 12.6: BV Pit Optimization Economic Inputs

Variable	Units	Value
Mining Cost	US$/t	1.16
Mining Loss	%	2.00
Mining Dilution	%	1.00
Dilution Grade	% Cu	0.00
Discount Rate	%	8.00

Revenue factor (RF) shells were generated in Whittle varying the selling price by increments of 0.02 from 0.2 to 1.1. Each RF shell selects blocks for leach and concentrators that has sufficient value to mine waste blocks above.

RF of 1.0 was selected as the basis of the ultimate pit design described in Section 12.2.6. This pit shell was similar in size to the existing pit designs and had a specified case with high value. This pit shell maximizes the tonnage to be mined. The results of the nested pit analysis are shown in Figure 12.2 and the discounted cashflows represent:

- Best case - Assumes pit shells can be mined entirely without consideration of vertical advance or other operational constraints.
- Worst case - Assumes each pit shell is mined bench by bench, with a yearly mining constraint of 365 Mt and a yearly mill constraint of 72 Mt. These mining rates were assumed based on an analysis of the existing LOM plan.
- Specified case - Assumes selected pushbacks and an eight bench maximum vertical advance prior to advancing to the next selected phase. This case is a first pass production schedule using pit shells as phases.

The dashed line, in Figure 12.2 represents the current TSF storage capacity. The facility has an estimated remaining capacity for an additional 30 years of operation, refer to Section 15.7 for details. With this TSF constraint, the LOM production schedule and corresponding Mineral Reserve estimate is limited to approximately 2.16 Bt. Rather than revising the operational phase designs currently being used by site, the QP for Mineral Reserves, used the larger pit optimization shell since it shows positive economics and restricted the LOM production to match the existing TSF storage capacity. It should be noted that material removed from the LOM, which may have been otherwise included as Reserves has been included as Indicated Mineral Resources.

Figure 12.2: Summary of BVC Nested Pit Analysis


CuPlant
ZnPlant
Leach
Waste
Best Case
Specified Case
Worst Case
Tonnage (Mt)
Value (M$)
TSF Capacity
Revenue Factor
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
0.20 0.24 0.28 0.32 0.36 0.40 0.44 0.48 0.52 0.56 0.60 0.64 0.68 0.72 0.76 0.80 0.84 0.88 0.92 0.96 1.00 1.04 1.08

12.2.6 Ultimate Pit Design

The ultimate pit design that forms the basis of the BVC Mineral Reserve estimate was based on the RF 1.0 selected from the nested pit analysis described in Section 12.2.5. The ultimate pit design considers geotechnical factors that are described in Section 13.2.1 . A map comparing the RF 1.0 shell topographic intercept with the ultimate pit design is provided in Figure 12.3. The figure includes the buffer polygon used to ensure the pit optimization and design are offset from the town of Cananea by 500 m.

The restricted (TSF capacity limited) LOM pit design and extents is shown in Figure 12.4. This LOM pit design was based on the current LOM phases proposed by BVC mine planners. Phases 20 and 21 from the current plan were modified to follow the RF 1.0 shell. Although the LOM schedule presented in this Study generally follows the current site design, the schedule has been limited to the TSF capacity with an estimated 30-year mine life in the current schedule. Approximately 740 Mt of material classified as Indicated within the ultimate pit design was removed from the Mineral Reserve estimate and moved to Mineral Resource representing a reduction of about 11 years in the mine life.

12.3 Mineral Reserve Classification

This sub-section contains forward-looking information related to the Mineral Reserve classification for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of

the material factors or assumptions that were set forth in this sub-section including Mineral Resource model tonnes, grade, and classification.

For estimating the Mineral Reserves for BV, the following definition as set forth in the S-K 1300 Definition Standards adopted December 26, 2018, was applied.

Under S-K 1300, a Mineral Reserve is defined as:

> "… an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted."

Mineral Reserves are subdivided into classes of Proven Mineral Reserves and Probable Mineral Reserves, which correspond to Measured and Indicated Mineral Resources, respectively, with the level of confidence reducing with each class. Mineral Reserves are always reported as the economically mineable portion of a Measured and/or Indicated Mineral Resource, and take into consideration the mining, processing, metallurgical, economic, marketing, legal, environmental, infrastructure, social, and governmental factors (the "Modifying Factors") that may be applicable to the deposit.



Explosives Magazine
Zinc Deposit
QLIX II
CANANEA
Zinc Plant
OSF Ranchito North
QLIX III
QLIX I
PR2
QLIX IV
Open Pit
PR1
Concentrator 1
PLS Chocolate
OSF Ranchito South
SX-EW I
QLIX II
QuebaLix I Leach Pad
OSF Tinaja
ROM Leach
SX-EW II
PLS Cacahuate
New Crushers
SX-EW III
ROM Leach
PLS Mexicana IV
QuebaLix II Leach Pad
QuebaLix III Leach Pad
PLS Kino
Concentrator 2
QuebaLix IV Leach Pad

LEGEND

- WHITTLE OPTIMIZED PIT
- ULTIMATE PIT
- TOWN 500M OFFSET
- ZINC DEPOSIT
- CONVEYOR ROUTES
- EXISTING CRUSHER LOCATIONS
- PROPOSED CRUSHER LOCATIONS
- ZINC PLANT

0 1.5 3
Kilometers

NOTE(S)

REFERENCE(S)

1. COORDINATE SYSTEM: WGS 1984 UTM ZONE 12N
2. IMAGERY SOURCE: ESRI, MAXAR, GEOEYE, EARTHSTAR GEOGRAPHICS, CNES/AIRBUS DS, USDA, USGS, AEROGRID, IGN, AND THE GIS USER COMMUNITY

CLIENT
GrupoMéxico

PROJECT
BUENAVISTA MINE

TITLE
ULTIMATE PIT DESIGN AND EXTENTS

CONSULTANT
GOLDER
MEMBER OF WSP

YYYY-MM-DD	2022-02-22
DESIGNED	JAM
PREPARED	JAM
REVIEWED	SP
APPROVED	MO

PROJECT NO.	CONTROL	REV.	FIGURE
20442424	-	-	12.3



Ultimate Pit
LEACH PAD TLD
WASTE DUMP TWD
LEACH PAD SWLD
WASTE DUMP SW
N

LEGEND

- ULTIMATE PIT
- LEACH PAD
- WASTE
- CONVEYOR ROUTES
- MINE PLAN YEAR 30 CONTOURS - 15 METER INTERVALS
- EXISTING CRUSHER LOCATIONS
- PROPOSED CRUSHER LOCATIONS
- ZINC PLANT

0 1.75 3.5
Kilometers

NOTE(S)

REFERENCE(S)

1. COORDINATE SYSTEM: WGS 1984 UTM ZONE 12N
2. IMAGERY SOURCE: ESRI, MAXAR, GEOEYE, EARTHSTAR GEOGRAPHICS, CNES/AIRBUS DS, USDA, USGS, AEROGRID, IGN, AND THE GIS USER COMMUNITY

CLIENT

GrupoMéxico

PROJECT

BUENAVISTA MINE

TITLE

RESERVE PIT DESIGN AND EXTENTS

CONSULTANT

GOLDER
MEMBER OF WSP

YYYY-MM-DD	2022-02-22
DESIGNED	JAM
PREPARED	JAM
REVIEWED	SP
APPROVED	MO

PROJECT NO.	CONTROL	REV.	FIGURE
20442424	-	-	12.4

12.4 Mineral Reserve Estimate

This sub-section contains forward-looking information related to Mineral Reserve estimates for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including Mineral Resource model tonnes and grade, modifying factors including mining and recovery factors, production rate and schedule, mining equipment productivity, commodity market and prices and projected operating and capital costs.

Based on the property limits and modifying factors discussed above, the recovery factors discussed in Section 12.2.4 and the Economic Assessment discussed in 12.2.5 the BV mine contains the economically mineable Mineral Reserves listed in Table 12.7 on a 100% ownership basis. The effective date of the Mineral Reserve estimate is December 31, 2021.

The Mineral Reserves include approximately 2.2 Bt of sulfide ROM ore with a Cu grade of 0.36% total Cu for 17,400 Million pounds (Mlbs) of contained Cu with the point of reference being the concentrators and the zinc plant. An additional 1.1 Bt of Mineral Reserves is estimated as Leachable ROM Ore with the point of reference being delivery to the leach pads. Total material in the restricted pit is 6.6 Bt, resulting in a waste to ore (plant ore + leach material) ratio of 1.02.

For this Mineral Reserve estimate, Indicated Mineral Resources inside the ultimate pit were converted to Probable Mineral Reserve. The Mineral Reserves are estimated at a constant copper price of US$3.30 per pound. Mineral Reserves are reported effective 31 December, 2021.

Table 12.7: Mineral Reserve Estimate (ROM) – 100% Ownership Basis

Classification	Destination	Tonnes (Mt)	Grades			Contained Metal		
			Total Cu (%)	Mo (%)	Zn (%)	Cu (Mlbs)	Mo (Mlbs)	Zn (Mlbs)
Probable	Sulfide ROM Ore - Cu Plant	2,104	0.36	0.007	-	16,881	343	-
	Sulfide ROM Ore - Zn Plant	68	0.36	-	1.40	531	-	2,097
	Sulfide ROM Ore - Total	**2,172**	**0.36**	**-**	**-**	**17,412**	**343**	**2,097**
	Leachable Ore	1,126	0.22	-	-	5,506	-	-
	Waste	3,301						
	Total Material	6,599						
	Stripping Ratio ((W+L)/O)	2.10						
	Stripping Ratio (W/(O+L))	1.02						

Notes:

1. Mineral Reserves are reported effective 31 December, 2021. The Qualified Person for the estimate is Mr. Danny Tolmer, P.Eng..
2. Mineral Reserves are the economic portion of the Mineral Resources selected for leach and/or concentrator recovery processes and includes considerations for modifying factors such as mining loss (2%) and dilution (1%), described in Section 13.3.1.
3. Mineral reserves are reported above a breakeven economic value, inclusive of processing costs and transport streams. Details of the economic cut-off are provided in Section 12.2.4.
4. Tonnages are reported in metric units. Contained copper, molybdenum, and zinc is reported in imperial units.
5. Numbers have been rounded to reflect appropriate accuracy and may result in apparent summation difference between tonnes, grade, and contained metal content.
6. Grades and contained metal are not reported if there is no value from the respective processing and transport streams

It should be noted that SCC has a 99.95% ownership in BVC through their main subsidiaries with the remainder being held through intermediate holding companies.

12.5 Qualified Person’s Opinion on Risk Factors that could Materially Affect the Mineral Reserve Estimates

The QP is unaware of any mining, metallurgical, infrastructure, or other factors that might materially affect the Mineral Reserve, aside from those mentioned in this Section.

13.0 MINING METHODS

13.1 Production Tasks

The BVC mine has been in operation for over 50 years. Since this is an established operation, the deposit, mining, metallurgy and processing, and environmental aspects of the mine are very well understood by BVC. The geological knowledge for BVC is based on the collective experience of personnel from BVC's site operations geology, mining, metallurgy, and other technical disciplines gained during the history of the operations. This knowledge is supported by years of production data at BVC.

The ore at BVC is recovered using open-pit conventional truck and shovel bulk mining methods with in-pit crusher conveyor systems due to the proximity of the ore to the surface and the physical characteristics of the deposit. Mining operations mine the deposit in phases to minimize strip ratio in any given year and to maximize the amount of ore being fed to the concentrators. The majority of the ore is hauled to one of the in-pit crushers and conveyed to either Concentrator 1 or 2, or to the leach pads. Some ore is hauled to ROM leach pads while the majority is crushed and conveyed. Likewise, most of the waste is currently hauled to tepetate (overburden storage facilities), but some is crushed and conveyed. There are plans when haulage increases to crush and convey more waste to reduce haulage costs.

The mining phases are shown in Figure 13.1 while a general layout of the mine and the primary infrastructure is shown in Figure 13.2.

13.1.1 Drill and Blast

A fleet of production drills at BVC drill large diameter blast holes. Blasting at BVC is conducted with ANFO and emulsion depending on the condition of the patterns. For instance, overburden blasts are typically conducted with ANFO while patterns in areas of the pit effected by water are completed with emulsion.

13.1.2 Waste Removal and Storage

Waste is hauled to one of the two ex-pit tepetate (waste dumps), or OSFs, located mainly to the west of the mine and outside the crushed leach facilities on the west side of the mine. Overburden material is primarily loaded by 15 electric rope shovels loading 360-t haul trucks. The existing truck fleet is a mix of units capable of hauling 210t to 360t, of various manufacturers, and vintage. BV plans to replace units with high operating hours with 360t units so eventually there will be a common fleet. Dozers assist the loading fleet with general clean-up and material removal, as necessary. Overburden material is hauled to one of the ex-pit OSFs and dozers are used to push overburden down the sides of the OSFs on an as-needed basis. Eventually, the OSFs in the west will extend to the south and plans are to utilized existing crusher QLIX IV to be able to transport both crushed waste and crushed leach ore. An additional bank of crushers are also in the plans to be installed close to Lixiviable (ROM leach pads) to allow handling of both waste and leached ore.



562000
563000
564000
565000
566000
3428000
3427000
3426000
3425000
3424000
N
Phase 20
Phase 12 BVZ
Phase 09
Phase 13
Phase 17
Phase 21
Phase 08
Phase 11
Phase 19
Phase 16
Phase 10A
Phase 14
Phase 15
Phase 18
Phase 10B
Phase 12

LEGEND

Ultimate Pit Boundary

MINING PHASES

- Phase 08
- Phase 09
- Phase 10A
- Phase 10B
- Phase 11
- Phase 12
- Phase 12 BVZ
- Phase 13
- Phase 14
- Phase 15
- Phase 16
- Phase 17
- Phase 18
- Phase 19
- Phase 20
- Phase 21

0 0.75 1.5

Kilometers

NOTE(S)

REFERENCE(S)

1. COORDINATE SYSTEM: WGS 1984 UTM ZONE 12N
2. IMAGERY SOURCE: ESRI, MAXAR, GEOEYE, EARTHSTAR GEOGRAPHICS, CNES/AIRBUS DS, USDA, USGS, AEROGRID, IGN, AND THE GIS USER COMMUNITY

CLIENT

GrupoMéxico

PROJECT

BUENAVISTA MINE

TITLE

BVC MINING PHASES

CONSULTANT

GOLDER
MEMBER OF WSP

YYYY-MM-DD	2022-02-22
DESIGNED	JAM
PREPARED	JAM
REVIEWED	SP
APPROVED	MO

PROJECT NO.	CONTROL	REV.	FIGURE
20442424	-		13.1



560000
561000
562000
563000
564000
565000
566000
567000
568000
3429000
3428000
3427000
3426000
3425000
3424000
3423000
3422000
3421000
N
Explosives Magazine
QLIX II
Zinc Deposit
CANANEA
Zinc Plant
QLIX III
QLIX I
OSF Ranchito North
PR2
QLIX IV
Open Pit
PR1
Concentrator 1
PLS Chocolate
OSF Ranchito South
SX-EW I
QLIX II
QuebaLix I Leach Pad
OSF Tinaja
ROM Leach
SX-EW II
PLS Cacahuate
New Crushers
SX-EW III
ROM Leach
PLS Mexicana IV
QuebaLix II Leach Pad
QuebaLix III Leach Pad
PLS Kino
Concentrator 2
QuebaLix IV Leach Pad

LEGEND

- Ultimate Pit Boundary
- BVZ Recovery Zone
- Conveyor Routes
- Existing Crusher Locations
- Proposed Crusher Locations
- Zinc Plant

0 1.5 3

Kilometers

NOTE(S)

REFERENCE(S)

1. COORDINATE SYSTEM: WGS 1984 UTM ZONE 12N
2. IMAGERY SOURCE: ESRI, MAXAR, GEOEYE, EARTHSTAR GEOGRAPHICS, CNES/AIRBUS DS, USDA, USGS, AEROGRID, IGN, AND THE GIS USER COMMUNITY

CLIENT

GrupoMéxico

PROJECT

BUENAVISTA MINE

TITLE

BVC MINE AND GENERAL INFRASTRUCTURE

CONSULTANT

GOLDER
MEMBER OF WSP

YYYY-MM-DD	2022-02-22
DESIGNED	JAM
PREPARED	JAM
REVIEWED	SP
APPROVED	MO

PROJECT NO.	CONTROL	REV.	FIGURE
20442424	-	-	13.2

13.1.3 Ore Removal and Transport

Ore for the mill is transported to one of two primary crushers (PR1 and PR2) while ore meant for the crushed ore leach pads is transported to one of four leach ore crushers (Qeubalix or QLIX) numbered QLIX I through QLIX IV. ROM leach ore is transported by truck to ROM leach pads (see Figure 13.1). Additional details on the crushers and leach pads can be found in Section 14.0. Ore from a zinc-rich area within the mine limit will be conveyed to a new zinc plant expected to come online in 2023. At this time QLIX II will be reconfigured to crush this zinc ore and convey it to the zinc plant.

13.2 Parameters Relative to the Mine Design and Plans

This sub-section contains forward-looking information related to mine design for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section.

13.2.1 Geotechnical Characterization

Pit slope designs for BV are presented in two separate reports prepared by Call and Nicholas, Inc. (CNI):

- Call and Nicholas, Inc., 2004. Geotechnical Evaluation for the Cananea 15-Year Pit Slope Design. Report prepared for Mexicana De Cananea, S.A. De C.V., dated June 2004.
- Call and Nicholas, Inc., 2012. Pit Slope Design Study for the Buenavista Zinc Project. Report prepared for Minera México dated 19 December 2012.

In broad terms, the pit slope designs presented for Buenavista Zinc (2012) may be considered an extension of the Buenavista Copper 2004 designs since the rock types associated with the former designs lie stratigraphically below the rock units associated with the latter project. The similarity in recommended inter-ramp angle distribution is depicted on Figure 13.3, where it is evident that the distribution for inter-ramp slope angles for Buenavista Zinc, at bench height of 20 m, is intermediate to the two distributions for Buenavista Copper with bench heights of 15 m and 30 m. The differences being predominately accounted for by the influence of bench height on the resulting inter-ramp slope angle owing to the geometrical relationship between bench height and required bench width for rockfall catchment.

Figure 13.3: Inter-ramp Slope Angle Distributions by Project and Bench Height


BVC-15m
BVC-30m
BVZ-20m
0.200
0.175
0.150
0.125
0.100
0.075
0.050
0.025
0.000
Density
35
40
45
50
55
Inter-ramp Slope Angle

The slope design recommendations provided by CNI for the Buenavista Copper pit and for the Buenavista Zinc Project are a generally reasonable basis for PFS-level pit design for the geotechnical units represented by the corresponding design sectors.

The level of geotechnical investigation and testing are appropriate to support feasibility-level slope designs. Detailed discussion of the investigation and testing is included in Section 7.4.

The risks associated with the slope design recommendations, particularly geological risks that result from the geological complexity and uncertainty of certain elements of the site conditions, are appropriately identified, and suitable methods for mitigating these risks are recommended.

13.2.1.1 Pit Slope Stability Analysis

CNI evaluated structural stability of benches by analyzing structural data on orientation, length, spacing, and shear strength of fractures using a proprietary software package, and then applying an empirical correction factor based on experience to account for operating practices to develop estimated bench face angles. While these proprietary methods can not be independently checked in detail, the results are reasonable based on the data presented and our experience.

CNI developed design bench face angles and inter-ramp slope angles in 1° intervals based on application of their proprietary methods. While such small increments may not seem to be justified based on the samples of structural data available, the expected variability of geological conditions, and the assumptions inherent in their analytical and methods and correction factors, ultimately the recommendations are based on the complete data set available and are, therefore, supported by the available data.

CNI evaluated the overall slope stability for Buenavista Copper using a friction circle analysis of a 50-degree slope at a total height of 520 m. The slope was assumed to be saturated over 80 percent of the height. The shear strength of the rock mass was based on an RQD of 63 percent and derived using the CNI method described

previously. The derived shear strength parameters were a cohesion of 217.7 psi and a friction angle of 33.7 degrees. A factor of safety of 1.4 was estimated for this configuration, leading CNI to conclude that overall slope failures due solely to weak rock mass are not likely to occur.

CNI identified the most probable failure mode to be a combination failure formed by a non-daylighting major fault intercepting a region of weak rock mass near the toe of the slope. This potential instability mechanism has not been evaluated and would typically be advanced following additional geological mapping and feasibility level updates to the major structure model.

The Buenavista Zinc project was evaluated for overall stability at five cross section locations, with slope heights ranging from 210 m to 500 m and overall slope angles ranging from 32.2 degrees to 45 degrees. A minimum factor of safety of 1.2 was used as the design criterion, which is within the range of acceptance typically used in the mining industry (Read and Stacey 2009). The minimum factor of safety for overall stability is at the low end of the usually acceptable range, consistent with relatively low consequence of failure. CNI's analysis identified a 500 m slope height at an overall slope angle of 41.7 degrees as falling below the design criterion with computed factors of safety of 1.14 to 1.16. The former value was computed assuming anisotropic shear strength along bedding. All other cross sections exceeded the design criterion. These results suggest that pit slopes developed in the Paleozoic Limestone should be limited to overall slope angles not exceeding 41 degrees at the PFS level.

13.2.1.2 Pit Slope Design Recommendations

The slope design for Buenavista Copper is provided for twenty-one design sectors. The geotechnical units and slope design recommendations for each sector are summarized in Table 13.1. CNI designated East and West Structural Domains based on considerations of engineering rock types and associated structural features. A North Structural Domain was used where engineering rock type is predominantly limestone. Table 13.1 provides the Structural Domain of each design sector. The slope design recommendations for Buenavista Zinc are provided in Table 13.2 for 10 design sectors in the East Structural Domain and 6 design sectors in the West Structural Domain.

Table 13.1: CNI Slope Design Recommendations for Buenavista Copper

Design Sector	Structural Domain	Rock Types	Wall DDR (degrees)	Recommended Inter-ramp Slope Angle (degrees)	
				Single Bench 15 m	Double Bench 30 m
1	East	VOM, PRF	175	44	55
2	East	VOM	236	40	49
3	East	VOM, PRF	273	38	49
4	East	VOM, PRF	209	41	50
5	East	VOM, PRF	262	38	48
6	East	PRF, VOM	320	42	51
7	East	VOM, VOH, PRF	2	41	50
8	West	VOM, VOH, PRF	22	40	50
9	West	VOM, PRF, VOH	54	48	55
10	West	PRF, VOH	60	40	50
11	West	VOH, PRF	95	40	51
12	West	VOM, PRF, VOH	98	42	51
13	West	VOH, VOM, PRF	137	41	51
14	West	VOM, PRF	187	44	53
15	West	VOM, PRF	163	41	52
16	North	VOM, PRF	80	41	51
17	North	VOM, LMS	187	44	53
18	North	LMS, PRF, VOM	155	49	55
19	North	LMS, PRF, VOM	232	41	50
20	West	VOM, VOH	315	40	51
21	West	VOM, VOH	85	40	50

Table 13.2: CNI Slope Design Recommendations for Buenavista Zinc

Design Sector	Structural Domain	Wall DDR (degrees)	Recommended Inter-ramp Slope Angle (degrees)	Maximum Overall Slope Angle (degrees)
			Double Bench 20 m	Double Bench 20 m
E1	East	119	47	47
E2	East	123	49	49
E3	East	176	50	50
E4	East	223	51	51
E5	East	253	48	32
E6	East	287	49	49
E7	East	314	47	47
E8	East	1	46	46
E9	East	18	46	40
E10	East	76	47	40
W1	West	28	44	40
W2	West	20	48	40
W3	West	65	46	40
W4	West	59	47	40
W5	West	91	46	46
W6	West	112	50	50

Note: This is inconsistent with the LOM plan that was completed with the standard bench configuration being implemented at BVC (30-m bench heights).

13.2.1.3 Recommendations for Additional Geotechnical Work

Use of CNI inter-ramp and overall slope angles is recommended for highwalls located within the limits of CNI's 15-year design. The interim slope design for all design sections located outside of the limits of the CNI designs is shown in Table 13.3.

Table 13.3:Interim Slope Design Recommendations for Buenavista Ultimate Pit Limits

Design Sector	Wall DDR (degrees)	Structural Domain	Catch Bench Width	Average Bench Face Angle	Recommended Inter-ramp Slope Angle (degrees)
			(m)	(degrees)	Double Bench 30 m
All	All	East and West	10.4	65	51

Additional geotechnical characterization will be required for the pit slopes prior to the development of the final pit walls. Read & Stacey (2009) describe the geotechnical model as a composition of geological, structural, geomechanical and hydrogeological component sub-models. The recommended level of development for each sub-model is described in Table 13.4.

Table 13.4: Levels of Geotechnical Effort for Sub-Models at Prefeasibility Stage

Geotechnical Sub-Model		Pre-feasibility Stage Status
Geological		Mine scale outcrop mapping and core logging, geological database established, initial 3D geological model
Structural	Major Features	Mine scale outcrop mapping, targeted oriented drilling, initial structural model
	Fabric	Mine scale outcrop mapping, targeted oriented drilling, databased established, initial stereographic assessment, initial structural domains established
Geomechanical	Intact Rock	Index and laboratory testing on samples selected from targeted mine scale drilling, database established, initial assessment of lithological
	Structural Defects	Laboratory direct shear tests of saw cut and defect samples selected from target mine scale drillholes and outcrops, database established, assessment of defect strength within initial structural domains.
Hydrogeological		Mine scale airlift, pumping and packer testing to establish initial hydrogeological parameters, initial hydrogeological database and
Geotechnical Characterization		Assessment and compilation of initial mine scale geotechnical data, preparation of initial geotechnical database and 3D model.

A summary of recommendations for additional work that would develop pit slope design to the feasibility level is provided below:

- Continue development of major structural model though mapping of existing pit slopes, particularly identifying orientations that have adversely impacted stability. Structural data should also be collected through analysis of LiDAR scan data in areas that cannot be readily mapped. Oriented core drilling in targeted geotechnical drill holes to improve confidence in rock fabric data behind the ultimate pit wall limits.
- Targeted airlift and recovery testing and packer testing in primary lithological units in the geological model, installation of piezometers in select areas of the proposed pit.
- Targeted geotechnical drilling and sampling of pit walls to improve confidence in RQD measurements and to provide geotechnical laboratory test data that will improve confidence in rock mass rating assessments.
- Use of the Hoek-Brown shear strength criterion as a check on the CNI method for assessing the shear strength of materials for global stability analysis.
- Preparation of regular reports from radar monitoring of existing slopes.

13.3 Mining Design Factors

This sub-section contains forward-looking information related to mine design and production plans for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including mining strategy and production rates, expected mine life and mining unit dimensions.

Mine planning at BV follows the typical standards for open pit mining. The processes include:

1. Application of dilution and recovery factors
2. Development of a value for each of the blocks in the model
3. COG determination
4. Perform pit optimization and select optimal pit shell to be used for the basis of the ultimate pit design
5. Ultimate pit design
6. Develop phase designs
7. Develop mine planning targets and constraints

The unconstrained theoretical ultimate pit shell derived from the pit optimization process was modified to incorporate more detailed design specifications to transform the pit shell into a functioning open pit mine design. The resulting pit design was referred to as the operational pit. The operational pit was also limited by the following constraints:

1. Mining restrictions, including legal, TSF capacity, and environmental impacts.
2. Overall slope angle.
3. Operational design characteristics, including ramp locations and grades, dump locations, mining width and height, and other practical mining considerations, given the mine geometry.

The mine design criteria are listed below:

- Bulk open pit truck and shovel mining with in-pit crushing conveying
- Minimum operating bench width of 65 m
- Haul road design width of 65 m (assumes blasted ramp, running surface width 30 m – 40 m)
- Bench height of 15 m (double benching, 30 m total bench height)
- Maximum road grade of 8%
- Bench face angle of 65°
- Typical blasting bench height 15 m
- Rock density of 2.6
- Berm width and slope angle varies based on geotechnical sector

13.3.1 Dilution, Loss, and Mine Recovery

Dilution in mining can be defined as the addition of waste material to the ore during the mining process and are due to a lack of selectivity, or in some cases, due to inadequate operational configuration. The process considers the neighborhood relationship between an ore block with the adjacent blocks, weighting the grades by a predetermined distance, and by the density of the blocks. The dilution effects result in a reduction of the ore grade for the mining model as well as a reduction in mass recovery. The factors that cause dilution are diverse and include:

- Nature of ore contacts and boundaries
- Pit boundary zones
- Block size and position
- Sample density
- Geological complexity
- Selectivity of mining, equipment size
- Mining method and type of crushing, etc.

Dilution can be internal (caused by intrinsic deposit factors) or external (caused by operational errors). Dilution cannot be fully eliminated as it is impossible to have the exact accuracy of the mining limits; however, it can be estimated and considered, thus minimizing the differences between the mine plan and the actual operations.

Reconciliation data provided by BVC indicates there was approximately 10% variance between the production data to the modelled, however, with the updated block model, including revised rock densities, the total variance should be significantly less. For this Study, a dilution factor of 1% and a 2% mining loss was assumed to account for some bulk mining and well-defined ore waste contacts. Dilution was assumed to have a 0% Cu grade. Golder recommends the reconciliation process continue with the updated block model and these assumptions may need to be revisited.

13.3.2 Mining Strategy and Production Rates

The mine plan targets 73 Mtpa combined to concentrator 1 and 2. In addition, the zinc concentrator will receive 7.3 Mtpa from mid-2023 until 2033.

Material that is not sent to the concentrators is sent to either the leach pads (if economically viable) or to the waste dump. The total annual tonnage mined is limited to 365 Mtpa.

The annual copper production ranges from 600 million pounds to 1,200 Mlb/y.

13.3.3 Expected Mine Life

The LOM is limited to 30 years based on the remaining capacity of the New TSF.

13.4 Production Schedule

The LOM plan production statistics, including ore tonnes, waste tonnes, copper production, and ore quality, is shown in Table 13.5 with waste and ore tonnage shown graphically in Figure 13.4.

Figure 13.4: LOM Plan Ore and Waste Quantities


Concentrators
Leach
Zn Plant
Waste
Conc. Cu. Grade
Tonnage (Mt)
400
350
300
250
200
150
100
50
-
0.60
0.50
0.40
0.30
0.20
0.10
0.00
Cu (%)
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31
Period

Note: the first year of concentrate feed does not meet the current targeted mill feed due to inconsistency between the current short-range planning being implemented on site and this Study.

Table 13.5: LOM Plan Production Statistics (Ore and Grade)

	Concentrator			Zn Plant			Leach		Waste	Total			
Year	Tonnes (Mt)	Cu (%)	Mo (%)	Tonnes (Mt)	Cu (%)	Zn (%)	Tonnes (Mt)	Cu (%)	Tonnes (Mt)	Tonnes (Mt)	Contained Cu (Mlbs)	Contained Mo (Mlbs)	Contained Zn (Mlbs)
1	28	0.38	0.006	0	-	-	175	0.25	162	365	1,191	4	0
2	72	0.31	0.005	3	0.29	0.94	123	0.23	156	353	1,124	8	61
3	72	0.37	0.006	7	0.35	1.13	117	0.26	164	360	1,310	9	179
4	72	0.36	0.007	7	0.29	1.28	113	0.25	158	350	1,240	11	203
5	72	0.39	0.006	7	0.29	1.39	53	0.18	151	283	872	10	221
6	72	0.41	0.011	7	0.31	1.16	24	0.25	106	210	830	17	184
7	72	0.46	0.011	7	0.31	1.66	40	0.20	91	210	951	18	264
8	72	0.49	0.011	7	0.38	1.46	21	0.20	112	213	936	18	232
9	72	0.38	0.008	7	0.36	1.46	39	0.23	92	210	853	12	232
10	71	0.33	0.005	7	0.48	1.99	46	0.27	76	200	871	7	317
11-15	356	0.31	0.006	7	0.48	1.31	142	0.20	485	991	3,174	49	202
16-20	357	0.43	0.011	0	-	-	91	0.17	503	951	3,755	87	0
21-25	356	0.33	0.006	0	-	-	116	0.19	479	951	3,047	49	0
26-30	359	0.34	0.006	0	-	-	26	0.18	566	952	2,765	44	0
Total	2,104	0.36	0.007	68	0.36	1.40	1,126	0.22	3,301	6,599	22,918	343	2,097

Note: Grades and contained metal are not reported if there is no value from the respective processing and transport streams.

13.5 Mining Fleet, Machinery, and Personnel Requirements

This sub-section contains forward-looking information related to equipment selection for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including labor and equipment availability and productivity.

13.5.1 Equipment

The mine uses a combination of CAT, Komatsu, P&H and Bucyrus equipment for material extraction and transportation. Currently, the largest haul truck on site is the CAT 797F with a capacity of 360 t; additional trucks include the Komatsu 830E (210 t), the Komtasu 930E (275 t), the Komatsu 960E (327 t), and the Bucyrus UR4400 (210 t). The shovels used at the site are mainly electric rope shovels, ranging from the P&H 2800 XPA with a 28 m^3 capacity up to the P&H 4100 XPC with a 57 m^3 capacity.

The excavator fleet size averages nine units during the LOM decreasing along with the tonnage mined from sixteen in Year 1 to seven in Year 12 and onward, shown in Figure 13.4. During the early years, old electric rope-shovels P&H 2800 and Bucyrus-Erie 495 BI will be decommissioned and substituted by P&H 4100. Figure 13.5 shows the years where new electric rope-shovels will be acquired. The haul truck fleet size averages 106 units over the LOM. The support equipment fleet includes front end loaders, production drills, track and wheel dozers, motor graders, cable trucks, and water trucks.

Figure 13.5: LOM Plan and Shovel Units


400
350
300
250
200
150
100
50
0
Tonnes (Mt)
18
16
14
12
10
8
6
4
2
0
Number of Shovels
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30
Period
Total Material Mined
Shovels

Historical loading times and delays by equipment fleets are tracked and used to estimate loading productivity. The maximum hourly equipment productivity is calculated by dividing the truck capacity by the cycle time. The capacity is multiplied by the utilization factor and the availability factor to get an effective hourly productivity to yield the minimum required fleet size. Excavator productivity calculations including dividing the associated truck capacity by the truck loading and maneuvering time and incorporating an over-capacity factor and idle time:

- 15 Shovels – P&H (2800 XPA, 2800 XPB, 4100 XPA, 4100 XPC) and Bucyrus 495
- 9 Front End Loaders – Komatsu (WA-1200, WA-900, WA-450) and CAT 924-G
- 115 Trucks – Komatsu (830-E, 930-E, 960-E, 980-E), CAT 797-F, Unit Rig MT-4400
- 13 Electric Drills – BE 49R III, BE 49 HR, Pit Viper 351 and CAT MD6380
- 3 Diesel Drills – CATMD6380, CATMD6310
- Auxiliary Equipment:
  - 23 Track Dozers
  - 6 Motor graders
  - 13 Wheel dozers
  - 3 Cable reels
  - 7 Water Trucks

Historical equipment performance metrics are shown in Table 13.6.

Table 13.6: Historical Equipment Performance Factors (Five-Year Average, 2016 – 2020)

Equipment	Mechanical Availability (%)	Use of Avalability (%)	Effective Utlization (%)
Shovels and Loaders	78.7	77.4	61.0
Haul Trucks	84.2	73.2	61.4
Drill	71.1	65.4	46.9

Note: Percentages represent averages across five years for multiple equipment models in each category.
Source BVC.

13.5.2 Personnel

The mining department includes geology, dispatch, engineering, drilling and blasting, and general mining operations. 52 administrative personnel in the mining department supervise approximately 604 employees conducting various mining unit operations and 411 mining maintenance employees including mechanics and electricians.

The Concentrator 1 and Concentrator 2 departments include divisions for wet processing and dry processing and include unit operations such as pumping, molybdenum processing, flotation, filtering, and inventory.
95 administrative personnel supervise approximately 270 operators and 331 maintenance employees.

Additional departments include SX-EW hydrometallurgy and traffic. The general administrative structure includes a superintendent for each department, a department head, and multiple front-line supervisors. The total of 2,575 employees in 2020 is shown in Table 13.7.

Table 13.7: Total Employees by Department (2020)

Total Workforce	2020
Operations	
Mining Operations	604
ESDES	129
Hydrometallurgy	80
Concentrator 1	132
Concentrator 2	138
Traffic	10
Subtotal	*1,093*
Maintenance	
Mine	411
Concentrator 1	166
Concentrator 2	165
SX-EW	94
Hydrometallurgy	79
Subtotal	*915*
Administative	
Operations	567
Maintenance	
General Admin.	
TOTAL	**2,575**

14.0 PROCESSING AND RECOVERY METHODS

14.1 Buenavista Copper

This sub-section contains forward-looking information related to the copper concentrators, leaching and solvent extraction throughputs and designs, equipment characteristics, and specifications for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including actual ore feed characteristics that are different from the historical operations or from samples tested to date, equipment and operational performance that yield different results from the historical operations, historical and current test work results, and metallurgical recovery factors.

14.1.1 BVC Copper Concentrators

14.1.1.1 BVC General Process Description and Flow Diagrams

Figure 14.1 shows an overall view of the BVC processing facilities locations. The BVC facilities include:

- One open pit
- Two beneficiation plants: Concentrators I and II.
- Three Solvent Extraction and Electrowinning plants (SX-EW – I to III).
- Leaching: Three ROM leach areas and four crushed ore leach areas (Quebalix I to IV).



560000
561000
562000
563000
564000
565000
566000
567000
568000
3429000
3428000
3427000
3426000
3425000
3424000
3423000
3422000
3421000
N
QLIX II
CANANEA
Explosives Magazine
Zinc Deposit
Zinc Plant
OSF Ranchito North
QLIX III
QLIX I
PR2
QLIX IV
Open Pit
PR1
Concentrator 1
PLS Chocolate
OSF Ranchito South
SX-EW I
QLIX II
QuebaLix I Leach Pad
OSF Tinaja
ROM Leach
SX-EW II
PLS Cacahuate
New Crushers
SX-EW III
ROM Leach
PLS Mexicana IV
QuebaLix II Leach Pad
QuebaLix III Leach Pad
PLS Kino
Concentrator 2
QuebaLix IV Leach Pad

LEGEND

- Ultimate Pit Boundary
- BVZ Recovery Zone
- Conveyor Routes
- Existing Crusher Locations
- Proposed Crusher Locations
- Zinc Plant

0 1.5 3

Kilometers

NOTE(S)

REFERENCE(S)

1. COORDINATE SYSTEM: WGS 1984 UTM ZONE 12N
2. IMAGERY SOURCE: ESRI, MAXAR, GEOEYE, EARTHSTAR GEOGRAPHICS, CNES/AIRBUS DS, USDA, USGS, AEROGRID, IGN, AND THE GIS USER COMMUNITY

CLIENT

GrupoMéxico

PROJECT

BUENAVISTA MINE

TITLE

BVC PROCESSING FACILITIES LOCATIONS

CONSULTANT

GOLDER
MEMBER OF WSP

YYYY-MM-DD	2022-02-22
DESIGNED	JAM
PREPARED	JAM
REVIEWED	SP
APPROVED	MO

PROJECT NO.	CONTROL	REV.	FIGURE
20442424	-	-	14.1

The following items summarize the process operations required to extract Cu Mo from the BVC sulfide ores. The two concentrators follow a conventional process of crushing, screening, ball milling and sequential flotation to separate copper and molybdenum concentrates. The differences between the two plants are size of the equipment and the number of machines dedicated to each unit operation, because Concentrator 2 was designed and built with modern equipment 30 years after Concentrator 1. The typical schematic process is shown in Figure 14.2.

Figure 14.2: BVC Concentrator Process



Mine Development
Open Pit Mining
Crushing
Screening
Recovered water
Grinding
Copper Concentrate
Flotation Cu - Mo
Tailings
Final Product 27% Cu
Molybdenum Concentrate
Final Product 52 % Mo

A brief description of the process diagram follows:

- Size reduction of the ore by primary gyratory crushers followed by secondary and tertiary crushers and screens to reduce the ore size from ROM to minus 12 mm (96% - ½").
- Grinding ore in conventional ball mill circuits prior to processing in flotation circuits.
- The flotation plant consists of copper-moly flotation, copper-moly separation, moly, and Cu cleaner flotation circuits.
- Final molybdenite concentrate is thickened, filtered, dried, and packaged into bulk-bags for shipment to market.
- The copper concentrate is sent to a thickener, then a filter and stockpile to be loaded in truck/railroad for shipment to a subsidiary smelter, or to port for export to market.
- Flotation tailing are thickened and deposited in a tailing impoundment area at the mine site.

- Water from tailing and concentrate dewatering is reclaimed for reuse in the process plant.

A block diagram of the BVC process flow is presented in Figure 14.3.

Figure 14.3: BVC Copper Process Diagram


MINE
Waste
COG < 0.10% Cu
Concentrator 1
84 ktpd; COG > 0.30%
Concentrator 2
100 ktpd; COG > 0.30%
Heap Leach
Crushing/screening, 3-stage
Crushing/screening, 3-stage
3 SX-EW Plants
0.25% < Grade < 0.38%
10 Ball Mill Circuits
6 Ball Mill Circuits
Cathodes, LME grade A
Flotation, 3-stage
Flotation, 3-stage
Tailings Thickener
Copper-Molybdenum Separation Plant
Copper –Molybdenum Separation Plant
Tailings Thickener
Molybdenum Concentrate
52% Mo grade
Copper Concentrate
24% Cu grade
Copper Concentrate
24% Cu grade
Molybdenum Concentrate
52% Mo grade
Tailings
La Caridad Smelter
(By truck or rail)
Guaymas Port
(Sonora)
(By truck or rail)
Tailings
Market
Market
Market
Market

14.1.1.2 BVC Design Basis

The design basis for Concentrator 1 and Concentrator 2 are outlined below:

- Concentrator 1 (1986):
  - Original design Crushing/screening: 72,000 tpd
  - Grinding/flotation: 62,500 tpd
  - Plants modified and upgraded over the years. Presently rated by BVC at 84,000 tpd
- Concentrator 2 (2016):
  - Principal sulfide minerals in sulfide ore: Chalcopyrite; chalcocite, molybdenite
  - ROM characteristics:
    - Maximum size: 1.4 m
    - Specific gravity (in-situ): 2.83
    - ROM bulk density: 1.6
    - Ore bulk density, primary crushed: 1.7 t/m^3
    - Crushing work index Bond (Wi): 15.7
    - Ball mill work index Bond (Wi): 15.5
    - Ore abrasion index, Bond (Ai): 0.2
  - Ore mineralization:
    - Chalcopyrite: 1.7%
    - Pyrite: 5.0%
    - Molybdenite: 0.02%
    - Gangue: 93.3%
  - Production Schedule:
    - Ore Crushing and Milling average rate: 36 million dmtpy, or 100,000 dmtpd
    - Forecast production schedule:
    - Mine head grade 0.58% Cu; 0.012 % Mo
    - Recovery to concentrate: 82.0 %; 57 % Mo
    - Metal production, average: 500 tpd Cu; 7.2 tpd Mo
  - Crushing production schedule:
    - Days per year: 360

- Hours per day: 24
  - Availability: 75%
  - Ore crushing rate, design: 5,560 dmtph
- Grinding, flotation and concentrate handling production schedule:
  - Days per year: 360
  - Hours per day: 24
  - Availability: 95%
  - Milling rate, design: 4,390 dmtph

The ore feed to both concentrators is common. There is no distinction between the ore that is mined with respect to which primary crushers the ore is sent to. Reportedly, BVC tries to maintain Concentrator 2 primary crushers to be always loaded.

Stockpiles of crushed ore are maintained for surge purposes, to protect the systems against eventualities in the line of process, not for blending ore or any other purpose.

For clarity, the overall process facilities are here divided in the two main process circuits: Crushing & Screening (Dry Process) and Grinding and Flotation circuits (Wet Process) (Concentrator).

14.1.1.3 BVC Dry Process Crushing and Screening, Flow Diagram, and Process Description

The simplified process flowsheets for the crushing and screening plants are presented in Figure 14.4 and Figure 14.5, respectively, for Concentrator 1 and Concentrator 2, where the size of the main equipment and number of units are shown. A brief discussion of the process is provided below:

- The run-of mine material is transported to the primary crushers with haul trucks. The haul trucks discharge directly into the crushers.
- Size reduction of the ROM ore is accomplished by two primary 60 x 89 gyratory crusher to 80 percent passing minus 200 mm (85% - 6”). The primary crushed ore is stored in a covered coarse ore stockpile and then reclaimed by apron feeders and a conveyor belt.
- The primary crushers for Concentrator 1 are located on the east side of the existing pit limit, near the concentrator. These crushers process 4,670 dtph, 84,000 dry tpd (75% availability, 18 hours of operation) with 6-inch closed size setting (P80 minus 152 mm). The primary crushed material is conveyed to a covered coarse ore stockpile.
- The primary crushers for Concentrator 2 are located on the north-west side of the pit and the ore is transported 5.4 km by conveyor belts to the coarse ore stockpile near Concentrator 2. These crushers process 5,560 dtph, 100,000 dry tpd (75% availability, 18 hours of operation) with 6-inch closed size setting (P80 minus 152 mm).
- The coarse ore stockpiles provide one day of surge capacity to protect the downstream circuits from any eventualities in the primary crushers, or the mine.

- The crushing circuit design includes weigh scales, crushed ore sampling system and magnetic separators to protect the equipment from iron debris coming from the mine.
- Size reduction of the ore by secondary and tertiary crushing and screening. The secondary and tertiary crushers operate in closed circuit with tertiary screens to reduce the ore size from 200 millimeters to 80 percent minus 8-12 millimeters (96% - ½”).
- Crushed ore conveyed to the fine ore stockpile buildings.
- When full, the fine ore storage provides one day of surge capacity to protect the beneficiation circuits from any eventualities in the crushing/screening circuit.
- Fine crushed ore is reclaimed and conveyed to the grinding circuits.

Figure 14.4: BVC Concentrator 1 - Crushing and Screening



Open Pit - Truck Haulage
Primary Gyratory crushers
(Two 60 by 89 inch)
4,670 dt/h
84,000 t/d (75% availability)
Coarse ore stockpile
205,000 t total
Convyor belt No 2, 3; 72" W x 510 m L
Four Reclaim Feeders; 48" W
Secondary crushers
(four MP-1000 Std)
Tertiary crushers
(ten 7 ft SH)
Vibratory screens
(six 8 ft x 20ft;
twelve 10 ft x 20 ft)
Vibratory screens
(4; 8 ft W x 18 ft L)
Crushed ore (- 1/2 inch)
Fine ore storage
170,000 t, total

Figure 14.5: BVC Concentrator 2 - Crushing and Screening


Open Pit - Truck Haulage
Primary Gyratory crushers
(Two 60 by 89 inch)
5,560 dt/h
100,000 t/d (75% availability)
Coarse ore stockpile
150,000 t live
Overland Conveyors; 1.8 m W x 5.4 km L
18 Reclaim Feeders; 1.2 m W x 7.0 m L
Secondary
crushers
(six MP-1000)
Tertiary
crushers
(eight MP-1000)
Vibratory screens
(eight 3.6m x 8.5 m)
Vibratory screens
(six 3.0 m W x 5.1 m L)
Crushed ore (- 1/2 inch)
Fine ore
storage
150,000 t, live

14.1.1.4 BVC Wet Process Beneficiation Plant Grinding and Flotation Circuits, Equipment, and Process Description

The simplified process flowsheets for the grinding and flotation plants are presented in Figure 14.6 and Figure 14.7 for Concentrators 1 and 2 respectively, where the size of the main equipment and number of units are shown. A brief description of the Wet Process is provided below:

- The beneficiation plant will operate at an estimated 90.0% availability.
- Ore grinding is achieved in conventional ball mill circuits operating in parallel prior to processing in flotation circuits. Concentrator 1 has 10 grinding circuits with 16.5-ft diameter by 27-ft long mills. Concentrator 2 has six ball mill circuits, with 24-ft diameter by 42.5-ft long mills. The ball mills operate in closed circuit with hydro-cyclones to deliver an ore size of 80 percent passing 105 microns to the flotation circuit.
- The flotation circuit design provides for selective recovery of copper and molybdenum mineralization. The flotation plants consist of copper-moly bulk flotation, copper-moly separation, moly and copper cleaner flotation circuits. In Concentrator 1 the bulk flotation circuit consists of 90 flotation cells, with each cell having a capacity of 1,000 cubic feet (ft^3). In Concentrator 2, the bulk flotation circuit consists of four rows of rougher flotation and four rows of first cleaner/scavenger cells and one row of second cleaner flotation. Each rougher row consists of seven 300 m^3 tank type flotation cells. The copper flotation circuit includes regrind in a ball mill.
- Final tails from moly separation circuit is the copper concentrate. This is sent to a thickener, then a filter and stockpile to be loaded in truck/railroad for shipment to a subsidiary smelter or to port for export to market.
- Final molybdenite concentrate is thickened, filtered, dried, and packaged into bulk-bags for shipment to market.
- Rougher flotation tailings are thickened and deposited in TSF areas near the mine site, 5 km to the east from Concentrator 1 and 8 km to south for Concentrator 2.
- Water from tailings and concentrate thickening and dewatering at the plant site and water decanted at the TSF is reclaimed for reuse in the process plant. Water stream types include process water, reclaim water, freshwater, and potable water.

Figure 14.6: BVC Concentrator 1 - Grinding and Flotation



Fine ore storage
170,000 mt, total
Crushed ore (- 1/2 inch)
Grinding Circuit
ten ball mills; 16.5 ft
diam.by 27 ft long
Copper- molybdenum Primary Flotation
90 cells @ 1000³ each, plus 10 cleaner columns
@ 11 ft D x 42 ft H, 100 m³ each
Copper- molybdenum
Thickener; 460 m³/h
Tailings Thickener
4 @ 400 ft diam
Copper - Molybdenum
separation
Copper concentrate
thickener 125 ft diam; (two
oper; one stdby)
Copper
Smelter
Molybdenum
concentrate thickener
8 m diam.
Copper
concentrate filters
(2)
Mo concentrate
filters & dryers
Tailings storage facility
Mo concentrate
shipments

Figure 14.7: BVC Concentrator 2 - Grinding and Flotation


Fine ore storage
150,000 mt, live
Crushed ore (- 1/2 inch)
Grinding Circuit
6 ball mills; 24 ft diam.by
42.5 ft long
Copper- molybdenum Primary Flotation
28 cells @ 300 m³ each, plus 20 cleaner cells @
160 m³ each
Copper- molybdenum
Thickener; 57 m diam;
(one oper; one stdby)
Tailings
Thickener
3 @ 105 m diam
Copper - Molybdenum
separation
Copper concentrate thickener
57 m diam.(one oper; one stdby)
Copper
Smelter
Molybdenum
concentrate thickener
6 m diam.
Copper concentrate
filters (2)
Mo concentrate
filters
Tailings storage facility
Mo concentrate
shipments

14.1.1.5 BVC Beneficiation Plant Process Reagents

Reagents utilized in flotation of copper and molybdenum sulfide mineralization present at BVC are procured in bulk and are prepared on Site for use. The reagents used in the Beneficiation Plant process are described below:

- Reagents requiring handling, mixing, and distribution systems include:
  - Pebble Lime (CaO, pH modifier)
  - Sodium Isopropyl Xanthate (SIPX, collector)
  - Methyl Isobutyl Carbinol (MIBC, frother)
  - Diesel No 2 (molybdenite collector)
  - T 1018 Fuel Oil (molybdenite collector)
  - SPRI 156 (promoter)
  - T 100 50 (frother)
  - T 720 (Antiscalant)
  - Flocculant
  - Sodium Hydrosulfide (NaHS, copper mineral depressant)
  - Sulfuric Acid
  - NaCN (copper depressant)

14.1.1.6 BVC Production, Metallurgical Recovery, and Product Quality

All the copper concentrate is sent to a smelter at La Caridad (Mexicana de Cobre) that belongs to SCC. Production of good grade concentrates must be balanced with the need to achieve the best possible flotation recovery. Normally, the higher the concentrate grade the lower the recovery and vice versa. A low-grade concentrate will result in a higher cost per pound of contained copper.

Table 14.1 shows the combined production results of the two concentrators for last three full years of operation, 2018, 2019, and 2020. The milled tonnage of the two plants has exceeded the reported nominal capacity of the plants, while the production process parameters are very close to the design values used for plant design, presented in Table 10.1 of Section 10.1.1.2. The basic design parameters in Table 14.1 are used for resource estimates and for the yearly update of the mine and production plans.

Table 14.1: Combined Concentrators 1 & 2 Production

Item	Units	Summary Production Results				BDP[(3)]
		2018	2019	2020	Avg.[(1)]	
Ore Mined	dmt (000)	70,465	70,323	72,895	71,227	
Ore Copper Grade	% Cu	0.54	0.55	0.53	0.54	0.58
Ore Milled	dmt (000)	70,328	70,371	73,011	71,237	66,240[(2)]
Copper Concentrate Grade	%	23.69	23.79	23.85	23.78	
Copper Recovery	%	85.98	86.65	86.71	86.44	86.49
Ore Molybdenum Grade	%	0.012	0.013	0.011	0.012	
Molybdenum Concentrate	dmt	9,618	11,802	10,438	10,620	
Molybdenum Concentrate Grade	%	51.12	51.83	52.40	51.79	
Molybdenum Recovery	%	58.97	65.67	67.82	64.15	63.68

Notes:

1. Grades and recovery averages are arithmetic, not prorated
2. Capacity [84 ktpd + 100 ktpd] x 360 days = 66,240 ktpy
3. BDP Basic Design Parameters

14.1.1.7 BVC Metallurgical Mass Balance

M3, the company in charge of EPCM for the project, used the METSIM™ process simulation system to perform the mass balance for the Concentrator No 2 crushing, grinding and flotation plant. As an example, Figure 14.8 shows the balance developed for one grinding section.

The daily production reports from each plant include the main process streams and each plant issues a monthly report. At the end of the month the Director of Operations issues a general report that is the basis for the metallurgical balance for BVC. The official metallurgical balance is the responsibility of the Comptroller Office. With all the reports the company comptroller's office coordinates the metallurgical balance that reconciles all the information and issues the official final metallurgical balance that is used for internal purposes and to report production results to the fiscal authorities. All the responsible managers validate and sign the report.

14.1.2 BVC Hydrometallurgy: Leaching, Solvent Extraction and Electrowinning

This sub-section is based on production data and other information provided by BVC, the design criteria of the Solvent Extraction and Electrowinning plants and observations made during the site visit by Golder, August 24-25, 2021.

The three L-SX-EW plants of BVC are located within the BVC mining-processing complex that includes the open pit and two concentrator plants. The process facilities are shown in Figure 14.1 in Section 14.1.1.1. The leachate facilities identified as Quebalix I to IV are located adjacent to leach pads. The leach pad at each facility is fed with leached ore that is crushed, transported and stacked with belt conveyors.

The main process route for BVC is conventional milling/flotation of ore above a COG normally around 0.30%Cu, described in Section 14.1. Low-grade ore, between 0.15% and 0.30% total Cu that result from mining concentrator-grade ore is sent to Leaching, the secondary process route. These COG are being re-evaluated from an economic perspective to maximize recovery in the mill.

Originally the marginal grade ore was leached ROM in dumps built like waste dumps. What is considered the modern era of leaching in BVC started in 1967, with the construction of ROM leach pads deposited in finger-type

shape to promote aeration and trying to control the height of the pads. Those dumps are now covered with crushed ore in areas Quebalix II and III.

Before 1980, the copper in leach solutions was precipitated with scrap iron in a cementation plant. The cement copper, or precipitate, was sent to an on-site smelter to be mixed with the flotation concentrate.

In the late 1970s, a SX-EW pilot plant was run for over one year to investigate what was then a new technology. In 1979-80, BVC (Then Compañia Minera de Cananea) built their first SX-EW plant, one of the first five copper SX-EW plants in the world.

The first SX-EW plant started operation in 1980. The nominal capacity was 40 tpd copper cathode. After several maintenance and operation problems were detected the plant capacity was downgraded to 32 tpd Cu cathode.

SX-EW technology was chosen to replace the precipitation/cementation process with scrap iron because it was a technically better and more economic process to recover copper from low concentration solutions resulting from leaching low-grade ore and produce a final pure copper cathode.

Figure 14.8: Typical Grinding Section and Mass Balance - Concentrator 2


ORE FEED
RAW WATER
PROCESS WATER
96
133
132
127
91
95
93
94
PRIMARY CYCLONES
BALL MILL
TO FLOTATION

Stream No.	91	93	94	95	96	127	132	133
MTPH Solids	2,924	2,924	731	2,193	731			
MTPH Water	1,253	2,602	1,663	940	32	1,340	281	4,862
MTPH Total	4,177	5,526	2,394	3,133	763	1,340	284	4,862
% Solids	70.00	52.90	30.50	70.00	95.70			
Cu, %	0.07	0.07	0.07	0.07	0.07			
Mo, %	0.015	0.015	0.015	0.015	0.015			
Solid Density	2.86	2.86	2.86	2.86	2.86			
Slurry Density	1.84	1.52	1.25	1.84	2.65	1.00	1.00	1.00
m^3/hr Slurry	2,276	3,627	1,920	1,707	288	1,342	281	4,868
gpm, Slurry	10,020	15,969	8,454	7,515	1,267	5,907	1,238	21,435

As the capacity of the concentrators was increased, the mine was expanded to supply the necessary ore and produced an increase of low-grade ore tonnage for leaching.

The second SX-EW plant was built in 1989, after the construction of a new concentrator plant in 1985. The third SX-EW plant was built in 2014, before a new concentrator plant built in 2016.

14.1.2.1 BVC Leaching Process Description

The L-SX-EW process encompasses leaching, solvent extraction, and electrowinning to produce pure copper cathode. In the BVC Leaching System copper is recovered as a solution of copper sulfate from low-grade ore by irrigating the ore with acidic leach solutions returning from the SX plants. The leach solutions are loaded with copper, as copper sulfate, as they percolate through the ore heaps and become pregnant leach solutions (PLS) that are fed to the three SX-EW plants. The leach process involves ferric-bacterial action, where the copper is leached with ferric iron. The BVC ore is mainly chalcocite. The use of acidic raffinate from the SX plants as leach solutions provide the conditions for bacterial growth. The overall process is represented by the general Equations 1 and 2.

Chalcocite + Ferric sulfate + Water → (Bacteria catalyst) Copper sulfate + Ferrous sulfate + Sulfuric acid

$$Cu_2S + 5Fe_2(SO_4)_3 + 4H_2O \xrightarrow{\text{Bacteria catalyst}} 2CuSO_4 + 10FeSO_4 + 4H_2SO_4 \qquad \text{(Eq. 1)}$$

The ferrous ions produced by Eq. (1) are re-oxidized to ferric by Eq. (2), and the process becomes cyclic. Oxygen is from air dissolved in the leach solutions.

$$2FeSO_4 + H_2SO_4 + 0.5O_2 \xrightarrow{\text{Bacteria catalyst}} Fe_2(SO_4)_3 + H_2O \qquad \text{(Eq. 2)}$$

The less common oxide ores, like tenorite, are leached by sulfuric acid.

$$CuO + H_2SO_4 \longrightarrow CuSO_4 + H_20 \qquad \text{(Eq. 3)}$$

The orebody has gradually transitioned into the primary sulfides zone of chalcopyrite.

Chalcopyrite + Sulfuric acid + Oxygen → (Bacteria catalyst) Copper sulfate + Ferric sulfate

$$2CuFeS_2 + H_2SO_4 + 8.5O_2 \xrightarrow{\text{Bacteria catalyst}} 2CuSO_4 + Fe_2(SO_4)_3 + H_2O \qquad \text{(Eq. 4)}$$

Chalcopyrite is much more difficult to leach than chalcocite. BVC has started research to optimize bacterial population and to leach chalcopyrite.

The leach solution, acidic raffinate from the SX plants, is irrigated by sprinklers or wobblers. The leach solution application rate is 1,800 liters per minute per hectare (L/min/ha) in crushed ore to 3,600 L/min/ha in ROM heaps (10.8 – 21.6 liters per hour per square meter ([L/h/m^2]). The application rate in each leach area is modulated according to the stage in the leach cycle and the PLS concentration that is generated.

After a new area is ready to be leached, raffinate is applied to increase the humidity of the ore from the natural of approximately 4.5 % to the run-off point, about 7.5 % and the ore is left to “rest,” or “cure,” for about 2-to-4 weeks.

This creates the moisture and acidity conditions for the bacteria to increase its activity. The leach cycle starts after the “cure” period. The leach cycle normally starts with 30 to 60 days of leaching followed by a rest period. The periods of irrigation and rest are varied according to the time a specific area has been under leaching and the concentration of copper in the PLS. For ROM heaps, as an area gets older the irrigation periods get shorter and the rest periods get longer, to allow copper to diffuse from inside to the surface of the rocks. For crushed ore this procedure is less significant because the diffusion effect is less in the smaller rock sizes.

14.1.2.2 BVC Leaching System Description and Summary Results

The general layout of the Leaching-Solvent Extraction and Electrowinning facilities shown in Figure 14.1 in Section 14.1.1 includes 4 heaps built with primary crushed ore transported from the open pit with belt conveyors and threee dumps built with ROM with mine dump trucks. The PLS from all the leach areas is pumped to two central PLS surge ponds, from where the PLS is fed to the SX plants. The block diagram is presented in Figure 14.9.

The ROM leach pads are built by end-dump mine trucks. Usually, the site and initial elevation is selected at the convenience of the mine department to optimize haulage distance. Since the late 1980’s BVC’s predecessor determined that it was economical to crush and convey the ore, to increase copper extraction and reduce haulage costs and the leach heap sites were selected as convenient for leaching.

In the first three crushing/conveying systems, Quebalix I to III, the ore is placed by a stacker at the end of the conveyors system in approximately 30-m high lifts, in an “advance fashion.” When a lift is completed the movable conveyors and stacker are moved back to the beginning of the heap and the conveyors and stacker start building a new lift from the new elevation down to the previous lift, advancing to the toe end of the heap. In a “retract fashion,” the stacker and movable conveyors start building a new lift at the toe end of the heap, using the previous lift as a floor and build the new lift stacking up to the chosen elevation and retracting to the beginning of the heap. After the new lift is completed, the movable conveyors and stacker are moved to the toe end to start a new lift.

Because the surface of the heaps is so large, some areas are made available to leach before a lift is completed. When an area is available, the surface is ripped by tractor to about 1.5 m depth and is put under leaching. Once a lift is completed, the conveyors and stacker return to an initial point to start a new lift.

In Quebalix IV the discharge of ore is top-down, where the ore is discharged at a high point and rolls down the toe of the heap to the bottom of the slope. This is like the construction of a conventional dump. The stacker advances filling the area at the same initial elevation, resulting in heap heights of about 100 meters. Recently, the situation is being partially corrected by making the stacker conveyor advance in a downward slope to at least stop the increase of heap height as the natural slope of the terrain goes down. When an area is available, the surface is ripped by tractor to about 1.5 m depth and leaching starts.

Table 14.2, Table 14.3, and Table 14.4 are associated with Figure 14.9 and show the areas of the leaching system and the typical flows per area.

Figure 14.9: Typical Leaching Diagram and Flows


PLS Pond Tinajas 82,400 m3
ROM Leach Tinajas
PLS Pond Quebalix 4 106,314
Crushed Leach Quebalix 4
PLS Pond Alamo 192,151 m3
Crushed Leach Quebalix 2 Level 3
Crushed Leach Quebalix 2 Level 2
Crushed Leach Quebalix 3 Level 3
PLS Pond Kino 185,550 m3
ROM Leach J, S
ROM Leach Kino
PLS Pond Mexicana VI 766,980 m³
Crushed Leach Quebalix 3 Level 2
SX-EW Plant 3
Raffinate Pond SX-EW 3
Booster Pumps Kino
SX-EW Plant 2
Raffinate Pond Cacahuate 297,576 m³
Crushed Leach Quebalix 1
PLS Pond Quebalix I 351,157 m3
PLS Pond Chocolate 170,856 m³
SX-EW Plant 1
Raffinate Pond SX-EW 1
Raffinate
PLS Feed to Plants
Pumping from remote PLS ponds

Table 14.2:Typical Flows to Leaching

Pumping (Raffinate)	Flow Rates (l/min)										
	Qblix 1	Qblix II Level 2	Qblix III Level 2	Qblix III Level 3	Qblix IV	Booster	Qblix II Level 3	Kinos	J,S	Tinajas	Total
Cacahuate	15,937	15,761		20,829		5,967					**58,495**
Raffinate Pond 3	3,846		13,677		30,478	135,246					**183,247**
Raffinate Pond 1	11,729										**11,729**
Booster							17,641	22,823	10,718	90,032	**141,213**
Total	**31,512**	**15,761**	**13,677**	**20,829**	**30,478**	**141,213**	**17,641**	**22,823**	**10,718**	**90,032**	**253,471**

Table 14.3: Typical PLS Flows to Process Plants

Plants	Flow Rates (l/min)						
	Chocolate	SX-EW II	SX-EW III	Mexicana VI	Kino	QBLIX	Total
SX-EW I	4,666	10,141					**14,807**
SX-EW II			7,483		25,604	19,465	**52,552**
SX-EW III				188,899			**188,899**
TOTAL	**4,666**	**10,141**	**7,483**	**188,899**	**25,604**	**19,465**	**256,258**

Table 14.4: Leach Areas

Leach Areas - Hectares (July 2021)				
Leaching Area	**Total**	**In Operation (1)**	**Under Leaching (2)**	**Not Leachable (3)**
ROM				
Kino/Alamo	97	51	17	46
Tinaja 1	66	46	13	20
Tinaja 2	58	53	16	5
Subtotal	**221**	**150**	**46**	**71**
Crushed				
Quebalix I	74	74	25	
Quebalix II	72	72	17	
Quebalix III	60	60	20	
Quebalix IV	31	31	9	
Subtotal	**236**	**236**	**71**	**0**
Total	**458**	**386**	**117**	**71**

Notes:
(1) In Operation leach areas include Under Leaching areas.
(2) Under Leaching areas included in “In Operation” areas and depend on the irrigation-leach cycle for the areas in operation.
(3) Not Leachable includes areas completely leached, roads, access for conveyors.

Table 14.5 is a summary of copper recovered in Leaching from 2012 to May 2021. The table refers to “Recoverable Copper.” Total Cu in the ore is not included in these leaching reports. Reportedly, BV’s Hydrometallurgy Dept. considers recovering 95% of the acid soluble copper and 65 % of cyanide soluble copper. When the ore was mainly chalcocite the extraction would be closer to 65 % extraction. However, in the last few years the mine has transitioned to the mixed and primary sulfide zones and the solubility index, defined as (acid soluble Cu + cyanide soluble Cu) ÷ Total Cu, has dropped.

Table 14.5: Summary of Copper Delivered and Leaching Results, 2012 - May 2021

Leaching Area	Initial Inventory (t)	Recoverable Cu Delivered (t)	Cu Extracted (t)	Final Inventory (t)	% Extraction
ROM					
Tinajas 1		186,409	93,071	93,338	50.0
Tinajas 2		216,530	111,425	105,105	51.0
Kinos	4,984	329,397	292,967	41,414	88.0
Democrata	12,922	0	6,725	6,197	52.0
Sub-total ROM	**17,906**	**732,336**	**504,188**	**246,054**	**67.2**
Crushed					
Quebalix I	29,747	134,400	106,473	57,674	65.0
Quebalix II	10,552	162,538	136,195	36,894	79.0
Quebalix III	0	138,280	86,853	51,427	63.0
Quebalix IV	0	143,429	43,973	99,456	31.0
Sub-total Crushed	**40,299**	**578,647**	**373,494**	**245,451**	**60.3**
Total	**58,205**	**1,310,983**	**877,682**	**491,505**	**64.1**

Source: BVC

14.1.2.3 BVC Leaching Facilities

The BVC leaching system shown in Figure 14.1 and includes three leach dumps built with ROM ore and four leach heaps built with primary-crushed ore transported and stacked with belt conveyors, locally called Quebalix systems.

14.1.2.3.1 Quebalix I (QL-I)

The first crushing/conveyor system was built in 1994, using a stationary 54” primary crusher and 48” stationary conveyors (relocated) that were available after the old concentrator was shut down in 1989. Based on the 15-year mine plan at the time, the system was expected to handle 30ktpd, or 10 Mtpy. Although the 1996 development plan estimated that this system would stop operating in 2003, it is still in operation. QL I is being proposed to be used as the primary crusher to feed the zinc plant.

The heap was built in an area not previously used for leaching. The first stage of the project was a test project to prove the concept of crushing and belt-conveying for leaching. The ore was transported to the heap area, where it was re-handled by loaders and trucks to build the first 25-30 m high lift. Later, additional movable conveyors and a stacker conveyor were added to the system to extend the heap and to stop using trucks over the heap. The distance from the crusher to the toe of the heap is approximately 3.4 km.

14.1.2.3.2 Quebalix II (QL-II)

The second crushing and conveying system was built in 1997 to crush 17.5 Mtpy with one 60” x 89” primary crusher and a 48” conveyor. It was in the west side of what was then called Kino pit. For this system, BVC used a concept, called “easily relocatable crusher,” to be able to change the location in one, or two, months. The last location of the crusher is on the south side of the pit. The crushed-ore heap covered some old ROM pads.

14.1.2.3.3 Quebalix III (QL- III)

The third system was installed in 2012, also for 17.5 Mtpy with one 60” x 89” primary crusher and a 48” conveyor. The crusher was located on the east side of the pit limit. However, mining progress may require relocation of the QL-II and QL-III crushers. To avoid interference of the conveyors with the operation of the pit a tunnel was dug through the pit wall for the first conveyor to install the rest of the conveyors outside the pit. The heap was built over the old Mexicana ROM pads.

14.1.2.3.4 Quebalix IV (QL-IV)

The last system was installed in 2016, to crush approximately 36 Mtpy with two 60” x 89” primary crushers and 72” conveyors. The crushers are in the north-east side of the pit, next to the primary crushers for Concentrator 2. The advance of the pit could make necessary to relocate these crushers. The heap is being built in a new area south of the mine site because it is expected to use this system for a large tonnage of leach ore, as contemplated in the current long-term mine plan.

14.1.2.4 BVC Solvent Extraction and Electrowinning Process Description

The purpose of the SX plant is to concentrate Cu from a dilute impure pregnant leach solution (PLS) and produce a clean electrolyte at 45 to 55 g Cu/L suitable for the EW process. The main impurities deleterious to EW to be rejected in SX are iron and manganese. This is accomplished by selectively extracting Cu from the aqueous PLS into an organic solution, which consists of a Cu extractant reagent diluted in purified kerosene.

The reagent is extremely selective to extract Cu from low-acid solutions instead of other metal ions. The transfer of Cu into and out of the organic solution or phase is a reversible reaction, which is controlled by the sulfuric acid concentration of the aqueous solutions.

The SX plants have extraction sections and stripping sections that together form a “train”. A plant can have multiple trains and multiple stages in a section. Sometimes an organic washing stage is included. A stage consists of mixing tanks and a settler area to separate the solutions.

In the extraction section, the PLS is mixed with an organic solution, a mixture of a reagent diluted with kerosene, that extracts (loads) the copper from solution and releases acid. The mixture passes from the mixers to the settler where is separated into an aqueous solution and the loaded organic (LO) solution. The aqueous solution depleted of copper (Raffinate) returns to Leaching, to extract more copper and the organic solution advances to the Stripping section.

In the Stripping section, the LO is mixed with a highly acidic solution, called spent or lean electrolyte (SE). The high acid content of the SE causes the LO to release copper to the SE and pick-up acid, regenerating the reagent molecules and the SE becomes Rich Electrolyte (RE) to feed the EW plant. After separation of the phases in the settlers, the organic solution (SO) depleted of copper returns to extraction to load more copper and the electrolyte advances to EW to deposit copper as cathode in the EW cells.

The extraction/stripping mechanism is represented by the following reaction, Equation 3:

$$(2RH)\,org + [Cu^{+2} + SO^{=}_{4}]\,aq. \underset{\text{STRIPPING}}{\overset{\text{EXTRACTION}}{\rightleftarrows}} (Cu)org + [2H^{+} + SO^{=}_{4}.]\,aq \qquad [Eq.\ 3]$$

where: R = organic extractant

H = hydrogen ion

Cu = copper cation

$SO_4^{=}$ = sulfate ion

In EW, the RE from SX is recirculated through electrowinning cells with multiple stainless-steel cathodes and lead anodes. A direct electrical current is applied to the cells that causes the copper in the RE to be deposited in the cathodes and the RE becomes SE that returns to SX to extract more copper. The EW reaction (Equation 4) produces acid that returns to SX in the SE to close the process loops where copper travels from Leaching to EW and acid travels from EW to Leaching, shown in Figure 14.10.

Copper sulfate (above Cu^{+2} (aq). + SO_4^{-2} (aq)); e^- (above the reaction arrow); Sulfuric acid (above H_2SO_4 (aq))

$$Cu^{+2}\,(aq).\ +\ SO_4^{-2}\,(aq)\ +\ H_2O\,(aq)\ \xrightarrow{e^-}\ Cu^{o}\,(s) + \tfrac{1}{2}\,O_{2\,(g)}\uparrow\ +\ H_2SO_4\,(aq) \qquad \text{(Eq. 4)}$$

Figure 14.10: Leaching-Solvent Extraction -Electrowinning Diagram



Ore
PLS
Loaded Organic
Rich Electrolyte
Leaching
Cu
Solvent Extraction
[Extraction]
[Stripping]
Cu
Electrowinning
Raffinate
Stripped Organic
Spent Electrolyte
Copper Cathode

14.1.2.4.1 SX-EW I

For the first SX-EW plant commissioned in 1980 the nominal capacity was 40 tpd copper cathode with PLS feed of 900 cubic meters per hour (m^3/h) at of 2.0 gCu/L. The plant capacity was downgraded to 32 tpd Cu cathode when it became clear that it would be difficult to maintain the PLS concentration used for the design, and after detecting several maintenance and operation problems that affected plant availability. The SX plant had two stages of extraction and two stages of stripping in series. Later one of the stripping stages was converted to extraction in parallel with the original extraction stages, to increase the PLS capacity of the plant. The EW started with 46 "commercial" cells to produce final cathode and 6 "starter" cells to produce starter cathode sheets. The starter cells became commercial in 1989 when the plant was converted to permanent cathode process with stainless steel cathode blanks. The typical flow diagram used for the original SX and for the second plant is presented in Figure 14.11. The modification to the Series-Parallel circuit is presented in Figure 14.12.

Figure 14.11: Series SX Circuit


Leach Heaps
Raffinate
PLS
Spent Electrolyte from EW
Extraction E-1
Extraction E-2
Stripping S-2
Stripping S-1
Loaded Organic
Loaded Organic
Loaded Organic Tank
Rich Electrolyte to EW

Figure 14.12: Modified Series-Parallel SX Circuit


Leach Heaps
Raffinate
PLS
Spent Electrolyte from EW
Extraction E-1
Extraction E-2
Extraction E-P
Stripping S-1
Loaded Organic
Loaded Organic
Rich Electrolyte to EW
Loaded Organic Tank

14.1.2.4.2 SX-EW II

The design of the second SX-EW plant built in 1989 was based on conventional factors and PLS data from BVC. The nominal capacity is 60 tpd nominal and 75 tpd design, to produce 21,900 tpy copper cathode from PLS containing 2.15 gCu/L minimum nominal and 2.7 gCu/L for design, specified by BVC.

The original plant had three trains of SX with two stages of extraction and two stages of stripping in series per train. Later one of the stripping stages was converted to extraction in parallel with the original extraction stages, to increase the PLS capacity of the plant. The EW plant started with 60 cells with permanent stainless-steel cathodes for total production stripping of cathodes. The plant was expanded with two additional trains of SX and the EW plant was doubled with an additional tank house, with the cathode stripping section servicing both sections of EW.

14.1.2.4.3 SX-EW III

The third SX-EW plant built in 2014 has a nominal capacity of 113,280 tpy cathode (310 tpd nominal) and 124,558 tpy design (341 tpd design) from PLS containing 1.8 gCu/L.

The plant has three trains of SX with two stages of extraction in series, one stage of extraction in parallel, two stages of stripping, one organic wash stage and one organic post-decanter stage per train.

The EW plant has 270 cells with 81 stainless steel cathodes and 82 lead anodes per cell.

14.1.2.5 BVC Summary Production Results

Reportedly the three crushing and conveying systems have a combined capacity of 81 Mtpy and the Mine has additional ore and haulage capacity to continue sending ore to the ROM leach dumps. The three SX-EW plants have a nominal combined capacity of 146,700 tpy of cathode. Table 14.6 show the results for the last three years of operation.

The production results of the BVC Hydrometallurgy Department for the last three years have been below the nominal capacity of the plants. The main reasons appear to be an ore grade lower than planned and lower solubility index of the ore, which resulted in lower-than-expected copper concentration in PLS. The situation required BVC to take actions, suspending the operation of SX-EW I and using SX-EW II to produce electrolyte that is sent to EW-III to be electrowon in the new plant. However, the cost of production last year dropped approximately 17 % with respect to the two previous years.

Table 14.6: BVC-Hydrometallurgy Production and Costs

Item	2018	2019	2020	Average
Production				
Total Leach Ore, tonnes (1,000)	145,253	141,096	128,118	**138,156**
ROM Ore, tonnes (1,000)	47,569	41,575	33,303	**40,816**
Crushed Ore, tonnes (1,000)	97,684	99,521	94,815	**97,340**
PLS, million m^3	81.8	95.9	98.6	**92.1**
PLS grade gCu/L	0.86	0.83	0.79	**0.83**
EW Cathode, tonnes	89,261	100,113	98,189	**95,855**
Costs				
Total Cost; US$/tonne ore	$0.551	$0.647	$0.744	**$0.648**
Total Cost L-SX-EW; US$/lb	$0.407	$0.414	$0.440	**$0.420**
Marketing & Haulage Cost, US$/lb	$0.021	$0.018	$0.020	**$0.020**

Source: BVC

14.1.2.6 BVC Energy and Water Requirements

Power for the operation comes from two combined-cycle, natural gas fired power plants with a total capacity of 500 megawatts (MW). Reportedly 340 MW of that capacity is dedicated to BVC, the rest goes to La Caridad process facilities. The power plants belong to a subsidiary of Grupo Mexico and are located north of the smelter/refinery complex. The power plants are connected to the national power grid to reach the Buenavista del Cobre complex.

The incoming power at 230 kV is transformed to 34.5 kV and distributed over medium tension lines with substations to service the processing and services areas in separate circuits.

The main power consumption is by the ball mills. Each of the 10 mills in Concentrator 1 is rated at 2,984 kW, while for each of the 6 mills in Concentrator 2 the required power is 13,026 kW. The estimated unit power consumption is 15.5 kWh per dry short ton (17.05 kilowatt hour per tonne [kWh/t]). Apparently BVC has enough power available for the existing installations and for the Buenavista zinc plant soon.

The water system for BVC is comprised of two separate systems:

- Freshwater
- Reclaimed Water

Freshwater is supplied from a 48-well field located approximately 10 km north-east of the mine, over two separate aquifers. Pumping from the wells is rotated, to maintain a proper level in the aquifers.

For Concentrator 2 the freshwater make-up requirement is estimated at 1,990 m^3/h equivalent to approximately 0.5 tonnes of freshwater per tonne of ore processed. The process water (reclaimed) is estimated at 12,215 m^3/h, of which 1,948 m^3/h are recovered from the New TSF.

Concentrator 1 can receive 2,340 m^3/h of freshwater and 3,600 m3/h from TSF No. 3. However, actual usages were not reported.

Freshwater is pumped to a regulating reservoir, then to the south pond at Concentrator 1 from where it distributed to the following process areas:

- Make-up to the process water head pond
- Potable water
- Services:
- Pump's gland water seals
- Reagent mixing
- Sprays and launders
- Connected to the fire water system

Reclaimed water is returned from the Tailings Thickeners, concentrate thickeners and Tailings Dams.

Water reclaimed from the plant thickeners is discharged to a process water pond, then it is pumped to the process water head pond. Water from the tailings dam is also pumped to the process water head pond. The process water head pond distributes water by means of pumps to maintain proper pressure throughout the following processing circuits:

- Grinding
- Classification (dilution water)
- Flotation (launder water).
- Lime plant.

Reportedly the leaching operations have suffered a shortage of water, due to lower-than-normal rains. BVC is acquiring new water rights and is working in expanding the raw water supply.

14.1.3 BVC Personnel Requirements

BVC is a mature operation. The nearby town of Cananea, with a population of over 35,000 has a mining history of more than a hundred years. The only labor and technical personnel requirements are generated by the normal turnover of personnel, or occasionally by expansions. Reportedly BVC did not have any problems to find personnel for the recent start-up (2016) of Concentrator 2. BVC manages most of its labor force with an outsourcing contract that allows the company to access human resources in other Southern Copper operations and all over Mexico. BVC has a Human Resources department, that includes a training department to compensate the turnover of people and the need for constant improvement of labor skills.

14.1.4 QP Opinion – BVC Processing and Recovery Methods

BVC uses actual production results from the last three years of operation as basic parameters for the estimation of mineral reserves and production schedules. Over the last 3 years of operation the two concentrator plants have achieved the production targets, equal to the design parameters. The leaching SX-EW plants have not achieved their design parameters.

14.2 Buenavista Zinc

This sub-section contains forward-looking information related to the zinc plant throughputs and designs, equipment characteristics, and specifications for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including actual ore feed characteristics that are different from the historical operations or from samples tested to date, equipment and operational performance that yield different results from the historical operations, historical and current test work results, and metallurgical recovery factors.

14.2.1 BVZ Zinc Concentrator General Process Description and Flow Diagrams

Figure 14.1 provided in Section 14.1.1 shows an overall view of the BVC processing facilities locations and the generalized location of the Zn deposit area within the pit. BVC will continue to operate the open pit as a single operation, not developing a separate pit and fleet of equipment to mine the zinc deposit. The BVZ process flow is shown on Figure 14.13.

The process operations required to extract zinc and copper from the BVZ sulfide ores are summarized below.

- The concentrator follows a conventional process of crushing, screening, semi-autogenous grinding (SAG), ball milling and sequential flotation to separate zinc and copper concentrates.
- Size reduction of the ROM ore is crushed in an existing primary gyratory crusher to 80 percent passing minus 121 millimeters. The primary crushed ore is stored in a covered coarse ore stockpile and then reclaimed by apron feeders and a conveyor belt.
- Ore comminution follows in a SAG mill to reduce the ore size from approximately 80 percent passing 121 mm to a size of approximately 80 percent passing 1.9 mmm prior to pumping to a ball mill for grinding. The SAG mill operates in closed circuit with a vibrating screen and pebble crusher.

- Ore grinding is achieved in a conventional ball mill operating in closed circuit with hydro-cyclones, to deliver a product size of 80 percent passing 119 microns to the flotation circuit.
- The copper flotation circuit consists of two stages of rougher flotation, rougher scavenger flotation and two stages of cleaner flotation. Rougher scavenger concentrate is reground and returned to the second stage of copper rougher flotation. The zinc flotation circuit consists of two stages of rougher flotation, rougher scavenger flotation and three stages of cleaner flotation.
- The copper rougher scavenger flotation concentrate regrind circuit consists of a vertical grinding mill operated in open circuit with hydro-cyclones, to deliver a scavenger concentrate size of 80 percent passing 25 microns to the copper rougher flotation second stage.
- Final copper concentrate will be directed to an existing copper concentrate thickener at BVC's Concentrator 1.
- The final zinc concentrate product is dewatered and filtered prior to loading in trucks for shipment. Water from the dewatering operation will be directed to a dedicated process water tank for reuse at the zinc concentrator.
- The zinc rougher scavenger flotation tails (final tailings) flows by gravity to a zinc tailings thickener. Thickener underflow is discharged by gravity to the existing Copper Concentrator No. 1 TSF for final disposal.
- Thickener overflows from tailing and concentrate sedimentation will be pumped to the process reclaimed water tank for reuse in the process.
- Plant water streams include process water, freshwater, pump seal water and domestic water. Freshwater from the south pond at Concentrator No. 1 is used for plant services, reagent mixing and as gland seal water.
- Storing, preparing, and distributing reagents used in the process. Reagents include milk of lime, complex ZZ, A-3739 collector, zinc sulfate, copper sulfate, A-3473 collector, Teuton 100-35 frother, DP-6, flocculant and anti-scalant.

Figure 14.13: Buenavista Zinc Processing Flow Diagram


Buenavista Open Pit
BVZ Mill
20,000 mtpd
Concentrator 2
100,000 mtpd
Concentrator 1
84,000 mtpd
Copper - Silver Flotation
Waste
Leaching
Zinc- silver Flotation
Tailings storage facility
Tailings storage facility
Off-site Copper Smelter/Refinery
Off-site Zinc Smelter or Refinery

The typical schematic process for the BVZ Concentrator 1 is shown in Figure 14.14.

Figure 14.14: BVZ Concentrator Process Flow


Mine Development
Open Pit Mining
Crushing
Screening
Recovered water
Grinding
Copper Concentrate
Flotation Zn - Cu
Tailings
Final Product 23.5% Cu
Zinc Concentrate
Final Product 53.5 % Zn

14.2.2 BVZ Design Basis

The design basis for the Zinc Concentrator is outlined below.

- Primary Crushing 20,000 dmtbd
  - 80 % passing minus 121 mm
  - Crushing production schedule:
    - Days per year: 365
    - Hours per day: 18
    - Availability: 75%
    - Ore crushing rate, design: 1,110 dmtph
- Zinc Concentrator:
  - Grinding, flotation, and concentrate handling production schedule:
    - Days per year: 360

- Hours per day: 24
    - Availability: 95%
  - Principal sulfide minerals in sulfide ore: Chalcopyrite; chalcocite, sphalerite
  - SAG product: 80% passing 1.9 mm
  - Ball mill product: 80% passing 191 microns.
  - Estimated plant availability: 90.0%
- Forecast Production Schedule:
  - Ore Crushing and Milling average rate: 20,000 dtpd, or 6.85 Mtpy
  - Copper Concentrate Production:
    - 331 dmtpd
    - 79.4 % Cu Recovery
    - Copper concentrate assays
      - 23.5 % Cu
      - 9.4 % Zn
      - 19.0 % Fe
      - 626 g/t Ag
  - Zinc Concentrate Production:
    - 562 dmtpd
    - 82.2 % Zn Recovery
    - Zinc concentrate assays
      - 53.5 % Zn
      - 1.6 % Cu
      - 4.2 % Fe
      - 67 g/t Ag

The flotation circuit design parameters, assays, and recoveries are based on information from the June 28, 2017, Grupo Mexico metallurgical test report.

14.2.3 BVZ Process Facilities and Process Description

14.2.3.1 BVZ Primary Crushing & Grinding. Equipment, Flow Diagram and Process Description

A brief description of the crushing and grinding circuits included in the design is provided below:

- Crushing (single stage circuit):
  - Primary Crushing. Existing 54" x 69" gyratory crusher.
  - Ore conveyor to Coarse ore stockpile
  - Coarse ore storage yard. 80,000 tonnes total capacity; 20,000 dry tonnes live capacity.
  - Reclaim Apron Feeders & Conveyors. Six sets.
- Grinding:
  - SAG mill [30 ft x 15.5 ft (9.14 m x 4.85 m) operated in closed circuit with vibrating screen and pebble crusher]
  - Pebble crusher – Open circuit (Short head cone – Metso HP4)
  - Ball Mill operating in closed circuit with hydro-cyclones. [23 ft x 37 ft (7 m x 11 m)]

The simplified flow diagram of the crushing and grinding plants is shown in Figure 14.15.

The crushing and grinding circuits are described in Sections 14.1.1 and 14.1.2.

14.2.3.2 BVZ Beneficiation Plant Flotation Circuits, Equipment and Process Description

A brief description of the Flotation Process is provided below:

- Copper Flotation:
  - Copper Rougher (Primary) Flotation (4 cells – 50 cubic meters (m^3) per cell; 2 cells – 100 m^3 per cell).
  - Copper Scavenger flotation (4 cells – 100 m^3 per cell)
  - Copper circuit regrind vertical mill (10.5 ft diameter by 23 ft long). (High Intensity Grind (HIG 140/500F) – Product size P_{80} 25 micron
  - First cleaner flotation (6 cells – 5 m^3 per cell)
  - Second cleaner flotation (3 cells – 5 m^3 per cell)

Figure 14.15: BVZ Concentrator Crushing and Grinding Circuits



Open Pit - Truck Haulage
NOTE: Primary Crusher and conveyors re-purposed from existing Quebalix I Crush-for-leach System.
Primary Crusher (54 by 69 inch)
1,111 dtph
20,000 dtpd
75 % availability
Pebble Crusher (Short Head HP4)
Two 48 inch) conveyors; (188 m L , 460 m L)
Coarse ore stockpile
80,000 t total
20,000 t live
Six Reclaim Feeders; 48" W x 43 ft L
Ore Reclaim Conveyor
Vibratory Screen (10 ft x 24 ft)
SAG Mill Feed Conveyor
SAG Mill (30 ft D x 15.5 ft F/F)
To Flotation
Two Ball Mills; 23 ft diam., 37 ft long

- Zinc Flotation:
  - Zinc Rougher (Primary) Flotation (2 cells – 100 m^3 per cell; 2 cells – 100 m^3 per cell).
  - Zinc scavenger flotation (6 cells – 100 m^3 per cell)
  - Zinc circuit regrind vertical mill (future)
  - First cleaner flotation (6 cells – 10 m^3 per cell)
  - Second cleaner flotation (6 cells – 10 m^3 per cell)
  - Third cleaner flotation (2 cells – 10 m^3 per cell)
  - Zinc concentrate sedimentation, filtration, and water recovery:
    - Thickener (High – rate; 12-m diameter).
    - Filters (Vertical pressure filters, 3 units, two operating, one standby; 31.5 square meters [m^2] each).

- Overflow water pumped to process water tank.
- Final zinc concentrates storage and shipping.
- Zinc tailing sedimentation and water recovery:
  - Thickener (60-m diameter)
  - Overflow water pumped to process water tank
- Reclaimed and freshwater systems:
  - TSF and water recovery.
  - The simplified flow diagram of the flotation plant is shown in Figure 14.16.

14.2.4 BVZ Beneficiation Plant Process Reagents

The reagents utilized in flotation of copper and zinc sulfide mineralization present at Buenavista del Zinc deposit are outlined in Table 14.7 . All reagents shown in the table are common in the industry.

Table 14.7: BVZ Concentrator Reagents

Reagent Addition Point	BVZ Concentrator Reagents (grams per tonne ore feed)								
	ZZ Comp.	Zinc Sulfate	DP6	Copper Sulfate	A3739	A3473	CaO	Teuton 100-35	Floccu-lant
Ball Mill			100.0						
Cu Rougher Cond. Tank No. 1	62.0	264.0							
Cu Rougher Cond. Tank No. 2					37.6			18.6	
Cu 2nd. Rougher Cond. Tank	15.7	65.8							
Cu 2nd. Rougher					12.5				
Cu Cleaner Cond. Tank	10.0	45.0							
Cu Regrind Mill			20.0						
Zn Rougher Cond. Tank No. 1			20.0				2,200.0		
Zn Rougher Cond. Tank No. 2				307.0		22.1		3.6	
Zn Scavenger						7.4			
Zn 1st. Cleaner							50.0		
Zn 2nd. Cleaner							50.0		
Zn Thickener									20.0
Total Dosage (gpt)	**87.7**	**374.8**	**140.0**	**307.0**	**50.1**	**29.5**	**2,300.0**	**22.2**	**20.0**
Total (kg/d) @ 20,000 mtpd ore	**1,754**	**7,496**	**2,800**	**6,140**	**1,002**	**590**	**46,000**	**444**	**400**

Figure 14.16: BVZ Concentrator Beneficiation - Flotation Circuits


From Grinding Circuit
COPPER_FLOTATION
Scavenger Flotation
4 cells @ 100 m³ each
Copper- Primary Flotation
4 cells @ 50 m³ each,
plus
2 cells @ 100 m³ each
Cleaner Flotation
To existing copper
concentrate thickener,
Concentrator 1
Regrind Vertical Mill
10.5 ft dia. , 23 ft. high
ZINC_FLOTATION
Scavenger Flotation
6 cells @ 100 m³ each
Zinc - Primary Flotation
4 cells @ 100 m³ each.
Cleaner Flotation
Process
Water
Zn Concentrate
Regrind Mill
Process
Water
Zn Concentrate
Tailings Thickener
60 m dia.
Zn concentrate
shipments
Tailings Storage Facility
Concentrator 1

14.2.4.1 BVZ Production, Metallurgical Recovery, and Product Quality

Considering that most probably the Zinc concentrate will be sent to a smelter or an electrolytic refinery that belong to SCC the quality of the Zinc concentrate is less relevant than if the concentrate were sold in the open market. The same observation applies to the copper concentrate that will be sent to a smelter that belongs to Southern Copper mixed with concentrate from Concentrator 1. Production of good grade concentrates must be balanced with the need to achieve the best possible flotation recovery. Normally, the higher the concentrate grade the lower the recovery and vice versa. As note before, in Section 14.2.2 Design Basis, the plant is expected to produce 331 dmtpd of copper concentrate and 562 dmtpd of zinc concentrate. Table 14.8 shows the basic parameters of production.

Table 14.8: BVZ Metal Production Schedule

Basic Design Parameter	Cu	Zn	Ag	Pb	Fe
Mine Head Grades (%) (Ag g/t)	0.49	1.83	18.0	0.10	10.82
Recovery to Copper Concentrate, %	79.4	8.5	58.0	62.1	2.9
Copper Concentrate Assay, % (Ag g/t)	23.5	9.4	626	3.8	19.0
Recovery to Zinc Concentrate, %	9.1	82.2	10.5	5.8	1.1
Zinc Concentrate Assay, % (Ag g/t)	1.6	53.5	67.0	0.2	4.2
Cu Concentrate Daily Production (dmtpd, Ag oz/d)	77.9	n/a	6,673.0	12.6	n/a
Zn Concentrate Daily Production (dmtpd, Ag oz/d)	n/a	300.7	1,211.0	1.1	n/a

14.2.4.2 BVZ Metallurgical Mass Balance

For plant design purposes, M3 Engineering conducted a steady state mass balance for the entire beneficiation plan. It should be noted that the parameters used for mass balance purposes were defined by Grupo Mexico.

The mass balance reflects the design basis included in Section 14.2.1 and the production parameters in Table 14.8. The deportment of metals in the products is shown in Table 14.9.

Table 14.9: BVZ Metal Balance

Product	Assays					Recovery (%)				
	Ag (g/t)	Pb (%)	Cu (%)	Zn (%)	Fe (%)	Ag	Pb	Cu	Zn	Fe
Mine Head	18	0.10	0.49	1.83	10.80	n/a	n/a	n/a	n/a	n/a
Copper Concentrate	626	3.80	23.5	9.4	19.0	58.0	62.1	79.4	8.5	2.9
Zinc Concentrate	67	0.20	1.6	53.5	4.2	10.5	5.8	9.1	82.2	1.1
Final Tails	6	0.0	0	0.2	10.9	31.5	32.1	12	9.6	96.0

The metallurgical data developed indicate that differential flotation for Ag-Cu and Zn mineralization is adequate for processing the Buenavista del Zinc ore. Copper showed a good response with respect to concentrate grade and recovery. Most of the silver reports to the copper concentrate. Zinc mineralization provided a positive response with respect to concentrate grade and recovery. The variability shown by the different lithologies present in the BVZ deposit regarding metal recovery and ore grades indicate that the estimated levels of metal recovery may vary during plant operations.

The main factors impacting the copper and zinc recoveries and concentrate grades are outlined below:

- A potential challenge exists with the strong association of chalcopyrite with sphalerite:
  - The chalcopyrite-sphalerite association may increase copper in the zinc concentrate.
  - Regrind size control in the copper flotation circuit may be necessary to minimize concentrate contamination.
- The presence of clays:
  - May prevent production of acceptable grades for copper and zinc concentrates.
  - Presence of clay requires additional water in the flotation process.

14.2.5 BVZ Energy and Water Requirements

This sub-section contains forward-looking information related to the projected requirements for energy, water, process materials and personnel for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors, or assumptions, that were set forth in this sub-section including actual plant requirements that yield different results from the historical operations. The incoming power source is the same as for the Buenavista mining complex as described earlier in Section 14.1.2.6

The capital cost estimate for the BVZ Project includes a new substation to service the new plant. The estimated summary power consumption is presented in Table 14.10. The total power in the table does not include the existing primary crusher and two existing conveyors that will be used in the BVZ Project.

Table 14.10: BVZ Estimated Power Consumption

Process Area	Installed Power	
	hp	kW
Grinding	29,379	21,908
Flotation	9,494	7,080
Concentrate Thickening	2,338	1,743
Ancilliary	2,353	1,755
Total	**43,564**	**32,486**

The main power consumption is by the SAG and ball mills.

The estimated unit power consumption is 23.5 kWh per dry metric tonne. Reportedly, BVC has enough power available for the BVZ plant in the near term.

The water system for BVZ is comprised of two separate systems:

- Freshwater
- Reclaimed Water

The freshwater make-up requirement for grinding/flotation is estimated at 10,338 m^3 per day equivalent to approximately 0.5 tonnes of freshwater per tonne of ore processed. The process water (reclaimed) is estimated at 72,857 m^3 per day.

Freshwater from the south pond at Concentrator 1 is pumped to a freshwater reservoir and distributed without further treatment to the following process areas:

- Make-up to reclaimed water
- Process make-up water
- Potable water
- Pump's gland water seals
- Reagent mixing

Reclaimed water is returned from the Zinc Concentrate Thickener and the Tailings Thickener.

Water reclaimed from the plant thickeners is pumped to a reclaimed water reservoir The reclaimed water reservoir distributes water by means of pumps to maintain proper pressure throughout the following processing circuits:

- Grinding
- Classification (dilution water)
- Flotation (launder water).

Currently, freshwater for the BVC existing operations is supplied from a 48-well field located approximately 10 km north-east of the mine, over two separate aquifers. Pumping from the wells is rotated, to maintain a proper level in

the aquifers. Reportedly BVC is acquiring new water permits and developing new freshwater sources. The capital cost estimate for the BVZ project includes US$3.7 M for a freshwater aqueduct and distribution system.

14.2.6 BVZ Personnel Requirements

The BVZ Concentrator will require a total of 45 supervisory and operation staff. No problems are anticipated to fulfill that requirement given the long history of BVC's mining operations at Cananea.

14.2.7 QP Opinion – BVZ Processing and Recovery Methods

The metallurgical data developed indicate that differential flotation for Ag-Cu and Zn mineralization is adequate for processing the Buenavista del Zinc ore.

15.0 INFRASTRUCTURE

This section contains forward-looking information related to locations and designs of facilities comprising infrastructure for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including Project development plan and schedule, available routes and facilities sites with the characteristics described, facilities design criteria, access and approvals timing.

The BVC operation consist of two concentrators and three SX-EW plants supported by crushers conveyors and spreaders for the leachable ore. BVC is located 100 air-km northwest of La Caridad and 40 km south of the Arizona, U.S. - Mexican border and lies on the outskirts of the historical city of Cananea. Buenavista is connected by paved highways to the towns of Agua Prieta (northeast), Nacozari (southeast) and to Imuris to the west. Rail corridors also connect Buenavista to Agua Prieta and Nogales. A small municipal airport is located about 20 km northeast of Buenavista.

15.1 Primary Mining Infrastructure

Primary mining infrastructure at BVC is composed of two primary crushers PR01 and PR02, rated at a capacity of 85,000 tpd and 115,000 tpd for a total of about 200,000 tpd. The two crushers together provided about 70 Mt of ore to the two concentrators at site (Concentrator 1and Concentrator 2), annually.

The mining operation is alsol supported by four crushing, conveying and spreader systems for handling and transporting crushed leachable ore. These four crushers are named QLIX I (40,000 tpd), QLIX II (73,000 tpd), QLIX III (57,000 tpd) and QLIX IV (200,000 tpd) with a combined capacity of 370,000 tpd. The four QLIXs deliver approximately 100 Mtpy to the various leach pads located through the site.

Shovels and trucks move approximately 73 Mtpy of waste to the waste storage facilities; and about 40 Mtpy of ROM leach ore to the leach pads. Combined, the current mining infrastructure described is capable of moving approximately 280 Mtpy of total material.

A new zinc plant is currently being constructed and is expected to be online in 2024. About 7.3 Mtpy of ore is expected to be mined from an area within the BVC operations and routed to the new zinc plant. QLIX I is expected to be converted for exclusive use for crushing and transporting this zinc-rich or to the zinc plant. Sufficient spare capacity exists in the QLIX systems to allow QLIX I to be dedicated to the zinc plant. Additional spare capacity from the QLIX system is being planned for use to transport waste as haul distances get longer.

Three SX-EW plants on site provide a combined nominal capacity of about 146,000 tpy of cathode.

Other significant infrastructure features include an older tailings storage facility (TSF No. 3) commissioned almost 80 years ago and expected to reach its capacity in 2022. Subsequently, all tailings will be diverted to the "New TSF" which began receiving tailings from Concentrator 2 in 2016.

Figure 15.1 shows the above primary infrastructure while Figure 15.2 shows a close-up view of the infrastructure in the mine.


Ultimate Pit
Zinc Deposit
TSF No. 3
New TSF
558000
560000
562000
564000
566000
568000
570000
572000
574000
576000
3430000
3428000
3426000
3424000
3422000
3420000
3418000
3416000
3414000
3412000

LEGEND

- Ultimate Pit Boundary
- BVZ Recovery Zone
- Conveyor Routes
- Existing Crusher Locations
- Proposed Crusher Locations
- Zinc Plant

0 3 6

Kilometers

NOTE(S)

REFERENCE(S)

1. COORDINATE SYSTEM: WGS 1984 UTM ZONE 12N
2. IMAGERY SOURCE: ESRI, MAXAR, GEOEYE, EARTHSTAR GEOGRAPHICS, CNES/AIRBUS DS, USDA, USGS, AEROGRID, IGN, AND THE GIS USER COMMUNITY

CLIENT

GrupoMéxico

PROJECT

BUENAVISTA MINE

TITLE

BVC MINE INFRASTRUCTURE AND TAILINGS FACILITIES

CONSULTANT

GOLDER
MEMBER OF WSP

YYYY-MM-DD	2022-02-22
DESIGNED	JAM
PREPARED	JAM
REVIEWED	SP
APPROVED	MO

PROJECT NO.	CONTROL	REV.	FIGURE
20442424	-	-	15.1



QLIX II
CANANEA
Explosives Magazine
Zinc Deposit
Zinc Plant
OSF Ranchito North
QLIX III
QLIX I
PR2
QLIX IV
Open Pit
PR1
Concentrator 1
PLS Chocolate
OSF Ranchito South
SX-EW I
QLIX II
QuebaLix I Leach Pad
OSF Tinaja
ROM Leach
SX-EW II
PLS Cacahuate
New Crushers
SX-EW III
ROM Leach
PLS Mexicana IV
QuebaLix II Leach Pad
QuebaLix III Leach Pad
PLS Kino
Concentrator 2
QuebaLix IV Leach Pad

LEGEND

- Ultimate Pit Boundary
- BVZ Recovery Zone
- Conveyor Routes
- Existing Crusher Locations
- Proposed Crusher Locations
- Zinc Plant

0 1.5 3
Kilometers

NOTE(S)

REFERENCE(S)

1. COORDINATE SYSTEM: WGS 1984 UTM ZONE 12N
2. IMAGERY SOURCE: ESRI, MAXAR, GEOEYE, EARTHSTAR GEOGRAPHICS, CNES/AIRBUS DS, USDA, USGS, AEROGRID, IGN, AND THE GIS USER COMMUNITY

CLIENT
GrupoMéxico

PROJECT
BUENAVISTA MINE

TITLE
BVC MINE INFRASTRUCTURE

CONSULTANT
GOLDER
MEMBER OF WSP

YYYY-MM-DD	2022-02-22
DESIGNED	JAM
PREPARED	JAM
REVIEWED	SP
APPROVED	MO

PROJECT NO.	CONTROL	REV.	FIGURE
20442424	-	-	15.2

15.2 Electrical Power

The electrical power is supplied to site from the utility grid via 230 KV overhead transmission lines. A miner portion of the site demand is supplied by Comision Federal de Electricidad (CFE), the state's electrical power producer. The bulk of the demand is supplied by MGE, a subsidiary of Grupo Mexico, the majority stockholder of Southern Copper. MGE owns and operates two gas-fired combined-cycle generation plants with a total combined capacity exceeding 500 MW, primarily supplied to Southern Copper's La Caridad and Buenavista operations.

Power is fed at the 230-kV tension to primary substations and stepped down to 34.5 kV for distribution secondary substations.

15.3 Water Supply

The site has a concession from the Comision Nacional del Agua (the National Water Commission or the "CNA") to pump water from wells drilled around the Cananea area against a fee. The wells pump approximately 35 Mm^3 annually and are connected to a distribution piping network that feeds water to different consumers The site has plans in place for freshwater conservation by reducing the consumption and recycling for reuse when possible. About 76% of the site's demand for water was reportedly covered by recycled water in 2019 and 2020, respectively.

15.4 Fuel

The site uses natural gas for firing boilers and emergency in-situ power generators. The site uses diesel oil to fuel mining and haulage fleets and other mobile equipment and also as back up fuel to natural gas. Natural gas is available to the area via a pipeline that extends from Arizona to Cananea.

Diesel oil is available through direct contracts with PEMEX, the state's petroleum producer and other alternative distributors. Diesel oil is used to power mining equipment at the operations.

15.5 Ancillary Facilities

The site is equipped with all necessary facilities required to sustain its operation. Site facilities include buildings for office space, laboratories, training rooms, canteens, security, and first aid; shops for truck wash, lube and repair and workshops for general maintenance; and warehouses for storage of products, consumables, and spare parts.

15.6 Site Utilities

The site utilities include electrical rooms and motor control centers; compressor houses; boiler rooms; electrical power emergency generators, water treatment units, and control rooms with distributed control systems.

15.7 Tailings Storage Facilities

The following section describes the conditions of the existing tailings storage facilities. The bulk of the technical reports related to the New TSF were received when Golder personnel visited Grupo Mexico's office in Mexico City on October 14, 2021, and October 15, 2021.

15.7.1 New Tailings Storage Facility (New TSF)

Grupo Mexico developed the New TSF design concept, and the detailed engineering design for construction was developed by CIEPS (a Mexican entity) in 2014.

The New TSF embankment was constructed using the downstream construction method, considering a zoned type of embankment. The design project considers an embankment to be constructed in eight (8) stages. As of October 2021, Stage 2 construction was completed to a crest elevation of 1,342 m (masl) and approximately 92 m high in the maximum section (measured from the crest to downstream embankment toe). The final configuration at Stage 8 (El. 1,415 m) includes a crest width of 20 m, both upstream and downstream slopes at 1.7H:1V, and total embankment length of approximately 7 km. The final embankment height in the maximum section will be 165 m measured from the crest elevation Stage 8 to the downstream embankment toe. The typical embankment cross section is shown in Figure 15.3, and the plan view is in Figure 15.4 (CIEP, 2018).

Figure 15.3: Typical Cross Section - Buenavista New TSF


Eje de la cortina
Etapa 8. Corona elev. 1415.00
Etapa 7. Corona elev. 1405.00
Etapa 6. Corona elev. 1396.00
NAMO 1410.00
Chapa de protección permeable (D)
Etapa 5. Corona elev. 1386.00
Etapa 4. Corona elev. 1374.00
Etapa 3. Corona elev. 1359.00
Etapa 2. Corona elev. 1342.00
Fase 2 de la etapa 1. Corona elev. 1315.00
Fase 1 de la etapa 1. Corona elev. 1305.00
Dren en chimenea (B1)
Chapa de protección permeable (D)
Núcleo semipermeable (A)
Cuerpo de la cortina (C)
Plantilla, elev. 1253.50
Dren de descarga (B2)
1.7:1

Source: CIEP, 2018

The design intent was to have an embankment that operates in manner that would allow water from the impoundment to seep into the drain system at a high rate of seepage (~average seepage 1.77 cubic meters per second (m^3/s), and then be collected downstream of the facility and pumped back to Concentrator No. 2 The semi-permeable core (Fill A) is intended to work as a filter between the tailings and chimney drain (Fill B1).

The permeability requirements for each fill material were specified with the intention to allow the greatest seepage possible. The specification focused on the permeability of the materials; however, no filter design was available to verify the filter compatibility between the tailings and the semi-permeable core fill.

The New TSF was designed and constructed without an impoundment liner system (i.e., geomembrane placed on a low permeability fill material, or other impermeabilization systems), which allows water to seep through the highly permeable upper foundation into the native ground.

The New TSF water management, according to the Project design concept, is summarized in Figure 15.5 and comprises:

- Seepage through the embankment drain system is collected by a ditch (located at the embankment toe for each stage and conducted to the unlined Seeped Water Pond (SWP - Poza de Agua Filtrada). Water is conducted by gravity into a pipe from the SWP to a pump station located approximately 2.0 km downstream from the SWP and then pumped back to Concentrator No. 2. Figure 15.4 shows the pipeline route for the water recovery system from the SWP to Concentrator No. 2 (red lines).
- Seepage from the impoundment to the foundation, which comprises mainly permeable alluvial deposit and sandstone& conglomerate unit, is contained downstream (approximately 2 km from the New TSF embankment) by a Contingency Dam (CD – Presa de Contingencia) (see Figure 15.4). The CD includes an impermeable barrier that conceptually is extended to bedrock.
- Monitoring wells are installed downstream of the CD to monitor the water quality.

Currently, slurry tailings (conventional tailings with 56% solid content by weight) are being discharged from Concentrator No. 2 by gravity directly into the existing natural valley – a set of two approximately 3.5 km pipes leads to the top of the wash from where tailings flow from the north to the south until it merges into the impoundment from the north side. A runoff water diversion channel (non-contact water) was constructed at the east side of the New TSF. There are no diversion channels to the north and west sides of the New TSF.

Nine operational spillways were designed for each embankment stage (2 spillways for Stage 1, Phase 1, and Phase 2) to be located at the left abutment. The 10,000-year design storm is considered to be stored into the impoundment; however, as a contingency, the spillways were designed to manage a 10,000-year design storm. Therefore, no spillway was constructed for the current Stage 2.

The CD is intended to restrict the seepage from the New TSF and pump back to Concentrator No. 2. Limited technical documents were received for this structure. Based on a typical section provided in the design, the dam was constructed as a water retention dam considering a zoned type of embankment and built using pervious and impervious fill materials. The core (impervious material) was placed approximately at the center and is flanked by rockfill shells (previous materials). The dam height is 17 m measured from the crest elevation to the downstream toe. The total crest width is 8 m, and upstream and downstream slopes are 1.5H:1V. The design includes an impermeable barrier extended approximately 10 m into the foundation. No material specification was provided for the impermeable barrier.

The New TSF is required to comply with the Mexican tailings management standard (Norma Oficial Mexicana NOM-141-SEMARNAT- 2003). Grupo Mexico indicated its intention to meet the international guidelines on tailings management (CDA, 2014; GISTM, 2020); however, no information was provided regarding tailings governance and governance structure. Grupo Mexico’s corporate standards on tailings management were not made available to Golder.

Figure 15.4: New TSF General Layout


PLANTA CONCENTRADORA No. 2
REINCORPORACIÓN DEL AGUA AL CIRCUITO CERRADO
CURVA DE NIVEL DE EMBALSE MÁXIMO, ELEV. 1410.00
DESCARGA DE JALES
CORTINA MORITA VIEJA NORTE 2
CORTINA MORITA VIEJA NORTE 1
CURVA DE NIVEL DE EMBALSE MÁXIMO, ELEV. 1410.00
VASO DEL NDJ
ARROYO BATAMOTE
ARROYO JARALITO
ARROYO ÁNIMAS
CORTINA MORITA VIEJA ORIENTE 2
CORTINA MORITA VIEJA ORIENTE 1
CORTINA NDJ ELEV. DE LA CORONA 1415.00
CONDUCCIÓN DE AGUA DE LLUVIA LAS MORITAS
PILETA 2
CONDUCCIÓN DE AGUAS FILTRADAS
VERTIDO DE AGUA DE LLUVIA SISTEMA LAS MORITAS
PILETA 1
CONDUCCIÓN DE AGUAS FILTRADAS
BOMBEO DE AGUA RECUPERADA
MARGEN IZQUIERDA
ARGEN DERECHA
PRESA DE CONTINGENCIAS ELEV. DE LA CORONA 1345.00
ESTACIÓN DE BOMBEO 1 DE AGUA RECUPERADA

Source: CIEPS, Plano conjunto sistema NDJ y Moritas final - no date

Figure 15.5: Conceptual Seepage Management from the New TSF at BVC


DIAGRAMA CONCEPTUAL
chapa de protección permeable para permitir filtración del agua de los jales
dren inclinado y dren horizontal con muy alta permeabilidad para la salida del agua filtrada
Cuerpo de la cortina compactado, nivel actual
Cuerpo de la cortina compactado, nivel crecimiento proyectado
Agua de proceso libre (decantada)
Jales sedimentados en el vaso
Flujo del agua del proceso (en jales)
Diagrama conceptual de la Cortina Contenedora de Jales (tipo filtrante) de la Nueva Presa de Jales de Buenavista del Cobre
Agua de retorno a planta concentradora
Bombeo de agua recuperada para su reuso en el proceso
Bombeo de agua recuperada (decantada) para su reuso en el proceso
1.7:1
1.7:1
Nivel de bordo libre
Vaso de almacenamiento de jales
jales
Cortina contenedora de jales (filtrante)
Canal de captación de agua filtrada recuperada
Presa de agua recuperada (Presa de contingencias)
Pileta para manejo de agua filtrada recuperada
Bateria de pozos cortos para recuperación de agua filtrada en capa aluvión
Pantalla impermeable
Pozos de Monitoreo
Lecho rocoso
Lecho rocoso

Source: Arriaga., 2019

15.7.1.1 Operational Data and New TSF Capacity

The New TSF capacity is estimated by SCC to have a design capacity of 1.71 billion m^3 (Bm^3) or approximately 2.4 billion tonnes (Bt) at an assumed tailings density of 1.4 t/m^3. The New TSF began receiving tailings in 2016 from Concentrator 2 at approximately 41.3 Bt annually.

Concentrator 1 is expected to begin tailings deposition into the New TSF at an approximate annual rate of 30.6 Bt. The Zinc plant is also expected to deposit tailings at approximately 7.0 Bt annually starting for approximately 10 years in 2024 with a half year of tailings deposition (3.5 Bt) expected in 2023.

At these estimated deposition rates, the New TSF is expected to have enough capacity to last until 2051 for approximately an additional thirty years.

The New TSF capacity was provided by SCC considering a flat tailings disposal configuration. For any future update of the New TSF capacity, key items to consider include:

- TSF tailings consolidation model and tailings deposition plan considering the in-place tailings slope deposition
- Update the tailings production to be consistent with concentrator performance
- Updated TSF water balance results

15.7.1.2 New TSF Consequence Classification

Grupo Mexico requested that GERD (Servicios y Soluciones de Ingenieria y Logistica) carry out a preliminary dam break analysis for the New TSF. GERD considered a simplified methodology for the dam breach analysis (Lucia et al. 1981), defining the inundation maps using a constant runout tailings gradient (1.5 %) and 40% of the total tailings to be discharged. For the ultimate embankment configuration, the total volume of the tailings runout is 690 Mm^3, extending approximately 26 km downstream from the New TSF. Figure 15.6 shows the tailings runout inundation map.

The Bacanuchi River is located 7 km downstream from the New TSF, and the Bacanuchi town and agriculture areas are located approximately 27 km downstream from the New TSF. According to the dam breach analysis performed by GERD, the tailings runout will not impact the Bacanuchi town and the agricultural areas. The tailings discharge could impact the Bacanuchi River, small ranches and mine electrical infrastructures with an estimated loss of people's lives greater than ten but lower than 100 people. Based on the CDA (2014) dam consequence criteria, GERD classified the New TSF as Very High risk.

Figure 15.6: Tailings Runout Inundation Map


Área de
derrame
probable
NDJ BVC
Los
Alcance de la
Etapa
Intermedia
Alcance
de la
Etapa
Final
Image Landsat / Copernicus
Bacanuchi
Google Earth
Infraestructura que podría ser
afectada

Source: GERD, 2020

15.7.1.3 New TSF Embankment and Contingency Dam

15.7.1.3.1 Foundation of Geotechnical Conditions and Hydrogeology

Based on the information provided on the geology and geotechnical assessment as well as a preliminary assessment of groundwater impact from tailings water seepage (Geovisa, 2013), Golder identified the following potential concerns:

- Seepage from the unlined TSF is expected through the upper foundation (alluvial deposit and upper sandstone & conglomerate unit are relatively high permeable). Groundwater might be impacted since the phreatic surface was identified to be shallow (17 m to 24 m depth).
- If the impermeable barrier constructed at the CD was not extended to a lower permeability layer (at a depth greater than 40 m to 60 m), there is a concern that seepage from the TSF could impact the Bacanuchi aquifer. No as-built construction reports were available to verify if the impermeable barrier was extended to a lower permeability foundation layer.
- Loose to medium relative density alluvial deposits with thickness ranging from 11 m to 20 m are present along the streams. Project technical construction specifications indicate to excavate the foundation in average 7 m depth before placing the embankment fills. There would be a concern for potential seismic or static liquefaction for the alluvial deposits if they were left in place, considering the foundation is saturated (due to the large seepage from the impoundment). No construction as-built reports were available to verify if all loose relative density alluvial deposits were removed.

15.7.1.3.2 Seepage through the Embankment and Foundation

- Previous TSF design concept with a high rate of seepage through the embankment and allowing seepage into the relatively high permeable upper foundation due to the unlined New TSF are not aligned to TSF guidelines (Norma Mexicana NOM-141-SEMARNAT-2003; CDA, 2014; GISTM, 2020). Guidelines indicate the need for controls to minimize seepage from the tailings facilities, such as the use of liners, water-retaining dams, or underdrains during the operations and closure phases to minimize the tailings water seepage downstream of the facility and potential impacts to groundwater.
- Allowing excessive seepage from the New TSF involves two main concerns:
  - Structural stability of the embankment and the possible release, if a failure occurred, of a large volume of water and semi-fluid tailings. Potential failure modes (PFMs) for the New TSF embankment were identified and described below.
    - Internal erosion (piping): Current seepage through the drain system does not indicate a visual presence of tailings sediments. However, subsequent embankment raises and/or large volumes of water entering the impoundment from large storm events could increase the hydraulic gradient. Tailings and material Type A (semi-permeable core fill) appear that they don’t meet the filter compatibility criteria (fine tailings against a gravelly Type A material with permeability in the order of 10^{-3} cm/s). High hydraulic gradients and materials that do not meet filter compatibility criteria increase the concern of internal embankment erosion failure.
    - Foundation failure: There were no as-built construction reports available that indicated all the alluvial material was removed (loose to medium relative density alluvial material along the streams). Sandy alluvial thickness ranges from 11 m to 20 m along the streams, and construction specification

indicated to remove in average 7 m before placing fill materials. Saturated quaternary loose sandy and gravelly alluvial deposit and tertiary low consolidated conglomerate might be susceptible to static and seismic liquefaction.

- Embankment downstream slope failure: Downstream slope 1.7H:1V is too steep when using Type C fill material placed in the central and downstream portions of the embankment to meet the minimum Factor of Safety (FOS).
- Embankment drains (drain Type B2) are constructed too high above the approved foundation. The location of the drains and the expected high flow along the drains might saturate the lower portion of the embankment (beneath the drains). In conjunction with a steep downstream slope (1.7H:1V) and saturated foundation, these conditions increase the concern of the downstream slope failure.

– Potential environmental impact during the TSF operation. Polluted effluent might escape through or around the tailings embankment and enter the streams or groundwater of the area. Tailings and waste rock (used as embankment material construction) have acid generating potential (see the Geochemical Stability Section for additional details).

15.7.1.3.3 Contingency Dam

During the Golder personnel site visit:

- Water accumulation was observed upstream and downstream of the dam (see Photo 18, Photo 19, and Photo 20).
- Longitudinal cracks were observed approximately 100 m along the crest (see Photo 21), with a crack opening of 8 centimeters (cm) to 10 cm and extended presumably along the entire length of the dam. The cracks could be related to differential foundation settlement on saturated foundation and/or phreatic surface depression (or variation) by the pumping water reclaim system implemented upstream of this facility.

The CD was constructed with the intention to restrict the seepage from TSF and pump back to Concentrator No. 2. However, no as-built construction reports were available to verify if the impermeable barrier was extended to the low permeability foundation layer.

Conceptually, the CD was constructed to capture the seepage from the Jaramillo stream; however, there is no similar water containment structure at the El Riito stream to capture the seepage from the El Ritto stream. No design drawings and support documentation were available for seepage control at the El Ritto stream area.

15.7.1.4 Tailings Transport, Tailings Disposal, and Water Reclaim System

- Slurry tailings are being discharged from Concentrator No. 2 by gravity directly into the existing natural valley. Slurry tailings traverse the valley until it merges into the impoundment from the north side.
- The tailings impoundment is relatively large, approximately 5 km long from north to southwest. The tailings slurry enters the impoundment from the north as a single point of tailings discharge and pushes the main pond to the southwest side. Other areas of water accumulation were observed due to the single-point tailings discharge and topography configuration.
- Since the pond is not located against the upstream slope of the embankment, BVC implemented the construction of internal channels to direct the tailings water to the upstream slope of the embankment along

the west side The pumping system is implemented at the west side of the impoundment to collect the water from the main pond and send it to Concentrator No. 2.

- Seepage through the embankment and foundation is collected, as described in the section for the general description of the New TSF and pumped back to Concentrator No. 2.
- The tailings disposal strategy currently implemented is operationally complicated, considering only one tailings discharge point. This strategy could be simplified using a tailings transport by pipelines with several points of tailings discharge (i.e., spigots) to control the tailings beaches development and pond location.
- A significant portion of the tailings water is lost mainly through evaporation, infiltration (into the foundation), and recharging the existing tailings during the long travel (approximately 14 km). Several ponds along the impoundment increase the loss by evaporation.

15.7.1.5 Water Management

- Runoff water diversion channel (non-contact water) was constructed at the east side of the New TSF. There are no diversion channels to the north and west sides of the TSF.
- Three water retention dams were constructed within the New TSF area (internal dams), two located at Batamonte stream and one at the west area of the TSF. The design intentions of those internal dams were to retain the runoff from the upstream catchment areas and to keep the tailings within the tailings permit area (basically storing tailings). As explained by BVC personnel and observed during the site visit, no water retention was observed on the upstream zone of the dams because the upper foundation is highly permeable to allow ponding. Internal dams design and construction QA/QC documentation was not available.
- Storm flow volume management and New TSF water balance:
  - The New TSF has a relatively large catchment area to generate a large storm flow volume.
  - Nine operational spillways were designed for each embankment stage to be located at the left abutment.
  - The 10,000-year design storm is considered to be stored into the impoundment. However, as a contingency, the spillways were designed to manage a 10,000-year design storm.
  - No spillway was constructed for current Stage 2. There is a spillway constructed at the left abutment, however the spillway invert elevation is higher than the Stage 2 embankment crest elevation.
  - No TSF water balance calculation was available to verify the minimum freeboard required.
  - There is a potential for embankment failure by overtopping. No TSF water balance calculation was available to verify the minimum freeboard.

15.7.1.6 Geochemical Stability

- Based on Golder’s preliminary findings, the tailings and waste rock have acid generating potential and potential for metals leaching. Only static testing has been conducted and the long-term water quality has not been assessed via kinetic testing.
- BVC personnel indicated that waste rock materials were used for the embankment construction during Stage 2 construction. The waste rock was placed in the upstream portion of the embankment. During the

Golder personnel site visit, it was observed that the waste rock used for the embankment construction contained sulfide minerals and showed signs of oxidation.

High seepage from the TSF through the foundation and embankment drainage system could impact the Bacanuchi aquifer if an effective impermeabilization barrier is not implemented downstream of the TSF.

15.7.1.7 Identification of the Embankment Potential Failure Modes and Other Concerns

Golder performed a preliminary identification of PFMs candidates for the New TSF at the BVC mine. This work only identifies the possible causes. The consequences identification, risk estimation (probability of occurrence, or likelihood), and severity of its consequences are not included. The identified PFMs are presented in Table 15.1. This list of PFMs is preliminary, based on the Golder knowledge and information reviewed.

Table 15.1: Identification of PFMs for the New TSF Embankment

Failure Mode ID	Loading Condition	Initiating Event	Failure Mechanism	Description
FM 1	Hydrologic Operational	Extreme storm/flood event Dam raises/increase of hydraulic gradient	Internal erosion / piping	There were no available filter design calculations between the tailings and Type A fill (semi-permeable core fill) . Tailings and Type A fill appear that they don't meet the filter compatibility criteria (fine tailings against gravelly Type A fill with permeability in the order of 10^{-3} cm/s). A quick check on the grain size distributions for Type A material for a couple of months during 2019 (OSA, 2019) indicates that most of the Type A material does not meet the internal stability criteria (D15 Filter (Type A) is greater than the maximum value allowed). There is a potential for slope failure in combination with foundation failure (see FM 2).
FM 2	Construction loading Seismic	Sliding along plane of weakness (loose alluvial) Static liquefaction Earthquake/ dynamic liquefaction	Foundation failure	There were no as-built construction reports available that indicated all the alluvial was removed (loose alluvium material along the streams). Sandy alluvial thickness ranges from 11 m to 20 m along the streams, and construction specification indicated to remove in average 7 m before placing fill materials. Saturated loose sandy and gravelly alluvial deposits might be susceptible to static and seismic liquefaction.
FM 3	Static Seismic	Elevated pore pressures/ raised phreatic surface	Embankment downstream slope failure	The TSF embankment downstream slope is too steep (1.7H:1V) for materials placed at the downstream portion (Material Type C, classified as SC, SM, GC) to meet minimum FOS. Embankment drains Type B2 have been constructed too high above the approved foundation. The location of the drains and the expected high flow along the drains might saturate the lower portion of the embankment (beneath the drains). In conjunction with steep downstream slope and saturated foundation, the saturation of the lower portion of the embankment increase the concern for slope failure.
FM 4	Hydrologic	Extreme storm/flood event Spillway not effective (or not installed)	Overtopping	No TSF water balance calculation was available to verify the minimum freeboard required. No spillway was constructed for Stage 2.

The following further concerns were identified:

- High seepage from the TSF (potentially polluted by tailings and waste rock that has acid generating potential) through the foundation and embankment drainage system could impact the Bacanuchi aquifer. The impact on the Bacanuchi aquifer could occur if an effective impermeabilization barrier is not implemented (at both west and east valleys, downstream from the TSF).
- There is a potential physical instability of internal retention dams constructed within the TSF area. Even when these internal dams are located inside the TSF, they pose the risk of loss of life as they are used as tailings retention dams (to allow the tailings to be within the permit area) and as access roads. Internal dams design and construction QA/QC documentation was not available.
- There is a potential physical instability at the Contingency Dam. Longitudinal cracks were observed approximately 100 m along the crest, with a crack opening of 8 cm to 10 cm and extended presumably along the entire length of the dam.

15.7.1.8 New TSF Recommendations

- Plan to commit to implementing the GISTM requirements to achieve the goal of “zero harm to people and the environment.”
- Implement the governance of tailings management for all Grupo Mexico TSFs. Governance of tailings management comprises organizational structures, processes, procedures, and communication channels that a company puts in place to ensure effective management, oversight, and accountability for tailings.
- Design a program for reviewing the TSF safety:
  - Identify and implement an Independent Tailings Review Board (ITRB) or an individual reviewer to assess the different aspects of the TSF safety: governance, design, construction, operation, closure, and post-closure.
  - Perform a Dam Safety Review (DSR).
- Maximize the reuse of water that has been used in the process and reduce the loss of water during the transport and disposal of tailings into the impoundment (i.e., evaporation and infiltration).
- Some recommendations to optimize the tailings water recovery are indicated below:
  - Golder recommends performing a trade-off study to compare tailings dewatering technology options, including thickened, paste, and filtered tailings. Filtered tailings appear to be an attractive option due to the site conditions.
  - Replace current tailings transport system (where tailings have been discharged by gravity directly into the existing natural valley and travel approximately 9 km until it merges into the impoundment) using pipelines for tailings transport with several points of tailings discharge (i.e., spigots). Tailings transport by pipelines and tailings disposal by spigots will better control the tailings beaches development and pond location and reduce the loss of tailings water by evaporation and infiltration.
  - Divert the contact water (i.e., seepage from the open pits, heap leach pads, waste rock facilities, and other mining flows) and use in Concentrator No. 1. Some of these contact water currently is allowed to enter into the TSF

- Develop a detailed TSF water balance (no TSF water balance was available for review). Flow inputs and outputs should be carefully identified, quantified, and supported by specific studies (i.e., hydrogeology, seepage). The detailed TSF water balance should be part of a site-wide detailed water balance.
  - Update the TSF embankment physical stability analysis, including as-built embankment information up to Stage 2 (foundation excavation, actual limits of the materials placed), updated geotechnical parameters and updated seismic loading.
- Perform a filter design/verification between the tailings and semipermeable core fill (Type A).

Conduct geochemistry study that assesses long-term environmental impacts based on kinetic testing of embankment and tailings materials, and geochemical modeling, depending on the testing results.

15.7.2 Tailings Storage Facility No. 3 (TSF No. 3)

A general description of the TSF No. 3 is provided below, and it is based on the documents reviewed and site visit performed by Golder personnel.

TSF No. 3 was constructed using the downstream construction method. The embankment was constructed in stages over the last 80 years. The distribution of the materials used for embankment construction was erratic, resulting in a nonhomogeneous and anisotropic embankment due to the differing internal geometry, material properties, and degree of compaction effort applied to the fill. The impermeable core, constructed clayey material, tries to prevent seepage into the local aquifer. See photos 1 through 10.

TSF No. 1 was built for the concentrator that operated from 1944 to 1989. A new wall as TSF No. 2 was built downstream of TSF No. 1, abutting the old wall at the north end. TSF No. 3 was started as an extension of TSF No. 2 to the north, to provide additional capacity addressing tailing storage shortfalls due to the construction of a new concentrator in 1989, the current concentrator 1. This facility was supposed to be constructed as an embankment of about 6 km long. In 1990 the Mine was acquired by Grupo Mexico, and TSF No. 3 was once again expanded increasing the height of the wall.

The current height of the embankment is 60 meters on average and has a length of 6.6 km with an estimated storage capacity of 690 Mm^3 (Geovisa, 2020). TSF No. 3 is around 80 years old, and as a result, only expansions after 2003 are required to comply with the Mexican tailings management standard (Norma Oficial Mexicana NOM-141-SEMARNAT- 2003).

Grupo Mexico has mentioned its intention to meet the international guidelines on tailings management (CDA, 2014; MAC, 2021; GISTM, 2020). However, specifically for the GISTM, there is currently no commitment to complying with the guidance. Grupo Mexico's corporate standards on tailings management were not provided.

15.7.2.1 Operational Data and TSF No. 3 Capacity

Key operational data:

- Tailings from Concentrator 1
- Embankment length 6,600 m (BVC 2021)
- The average embankment height 60 m
- Maximum embankment height 106 m

- Total tailings disposed to date: July 2021 (Mm^3): 690 (BVC 2021)

Golder was unable to independently verify the TSF No. 3 total capacity. SCC has indicated that TSF No. 3 will stop receiving tailings from Concentrator 1 at the end of 2022. All future tailings are expected to be routed to the New TSF describe earlier.

15.7.2.2 TSF No. 3 Consequence Classification

No data was available based on the CDA (2014) dam consequence criteria for the classification of TSF No. 3.

15.7.2.3 Technical Aspects of TSF No. 3

15.7.2.3.1 Foundation of Geotechnical Conditions and Hydrogeology

The embankment is essentially sitting in three geological units:

- The foundation beneath about 80% of the embankment and roughly from the left margin to the central portion of the dam consists of a Polymictic Conglomerate (QCg) unit. This unit is formed by an alternation of conglomerates and reddish shale horizons. A predominance of fragments of an average size of 2 cm to 8 cm in the horizons of conglomerates was observed in the unit. Silt horizons are poorly consolidated and were noted to be moderately erodible and crumbly.
- The foundation beneath the entire right bank consists of a quartz-monzonitic porphyry unit (TP-qm). This unit is composed of an intrusive with a monzonitic quartz composition, has a reddish color, and is made up of feldspars and quartz phenocrysts, with sizes of around 2 mm, embedded in a cryptocrystalline matrix of acid composition. This unit presents silicification and argilitization.
- A small portion of the remaining embankment at the southern end of the right bank (about 200 m) consists of a rhyolite-riodacite unit (TR-Rd). This unit comprises volcanic effusions of light gray rhyolitic to riodacitic composition. They present a texture between aphanitic and slightly porphyritic since orthoclase, quartz, and biotite crystals are distinguished in an aphanitic matrix; the size of the crystals is 2 mm. It is observed slightly altered, consistent, and from little to modernly fractured.

15.7.2.3.2 Tailings Transport, Tailings Disposal, and Water Reclaim System

Slurry tailings are being discharged from Concentrator No. 1 by gravity directly into the existing natural valley. No pipeline and no tailings channel were considered for tailings transport. Slurry tailings flow along the natural drainage until it merges into the impoundment from the west side of the impoundment.

The tailings slurry enters the impoundment from the west as a single tailings discharge point and pushes the main pond to the northeast side. Other areas of water accumulation were observed due to the single-point tailings discharge and topography configuration.

The tailings disposal strategy could be simplified using tailings transport by pipelines with several points of tailings discharge (i.e., spigots) to control the tailings beach development and pond location.

A significant portion of the tailings water is lost mainly to evaporation, infiltration (into the foundation), and recharging the existing tailings. Several ponds along the impoundment increase the loss by evaporation.

15.7.2.3.3 Water Management

No runoff water diversion channels were constructed around TSF No. 3, and surface water collected in the tributary basin reports to the impoundment. There are also no diversion channels to the north and west sides of the TSF.

- Relevant features of the stormwater flow volume management and TSF water balance include:
  - No spillway was constructed.
  - No TSF water balance calculation was provided to verify the minimum freeboard required.
  - There is a potential for embankment failure by overtopping. No TSF water balance calculation was available to verify the minimum freeboard. Therefore, overtopping is considered a credible failure mode.
- Freeboard and design storm information (BVC 2021):
  - Design event with a probability of return of 10,000 years.
  - Duration of the precipitation is 130 minutes.
  - Precipitation depth is 214 mm.
  - Without vegetation cover in the tailings deposit: Q max = 721 m^3/s Vol.= 8.26 Mm^3.
  - With vegetation cover in the tailings deposit: Q max = 603 m^3/s Vol.= 6.90 Mm^3.

15.7.2.3.4 Geochemical Stability

Golder has provided comments on the tailings and waste rock geochemical characterization and long-term geochemical stability covered under the environment section of the PFS (Golder, 2021). Golder's preliminary findings show that the tailings and waste rock have acid-generating potential for metals leaching. Minimal acid-base accounting has been completed, and only static testing has been conducted. The long-term water quality has not been assessed via kinetic testing.

15.7.2.4 Identification of the Embankment Potential Failure Modes and Other Concerns

Golder performed a preliminary identification of PFMs candidates for the TSF No. 3 at the BVC mine. This work identifies potential failure modes and does not address the likelihood or the consequences. Therefore, the consequences identification, risk estimation (probability of occurrence or likelihood), and severity of its consequences are not included. The identified PFMs are presented in Table 15.2. This list of PFMs is preliminary, based on the Golder knowledge and information reviewed.

Table 15.2: Identification of PFMs for the TSF No. 3 Embankment

Failure Mode ID	Loading Condition	Initiating Event	Failure Mechanism	Description
FM 1	Construction loading Seismic	Sliding along plane of weakness (loose alluvial) Earthquake/ dynamic liquefaction	Foundation failure	There were no as-built construction reports available that indicated the alluvial material was removed (loose alluvium material along the streams). Saturated loose sandy and gravelly alluvial deposits might be susceptible to static and seismic liquefaction.
FM 2	Static Seismic	Elevated pore pressures/ raised phreatic surface	Embankment downstream slope failure	The TSF embankment downstream slope is too steep for materials placed at the downstream portion to meet minimum FOS.
FM 3	Hydrologic	Extreme storm/flood event Spillway not effective (or not installed)	Overtopping	No TSF water balance calculation was available to verify the minimum freeboard required. No spillway was constructed.

15.7.2.5 TSF No. 3 Recommendations

- Plan to commit to implementing the GISTM requirements to achieve the goal of "zero harm to people and the environment."
- Implement the governance of tailings management for all Grupo Mexico TSFs. Governance of tailings management comprises organizational structures, processes, procedures, and communication channels that a company puts in place to ensure effective management, oversight, and accountability for tailings.
- Prepare and regularly update an emergency action plan (EAP) that meets the current standard of care and practice.
- Prepare and regularly update an emergency that meets the current standard of care and practice
- Prepare an update triggering action response plan(s) (TARPs), which apply Key Performance Indicators (KPIs) that are quantifiable, measurable, and actionable.
- Implement established governance such as that presented in the GISTM:
  - Establish an engineer of record (EOR), including clearly defining responsibility and succession planning.
  - Establish an RTFE, including clearly defining responsibility and succession planning.
  - Perform a DSR. Golder has identified potential credible failure modes and does not have sufficient information to confirm or refute these potential failure modes. A detailed and robust investigation is warranted and should be completed by a qualified and experienced professional engineer and organization that is suitably experienced in tailings storage facilities' design, operation, and closure. Specific concerns identified by Golder are presented below.
  - Identify and implement an ITRB, or an individual reviewer to assess the different aspects of the TSF safety: governance, design, construction, operation, closure, and post-closure.
- Perform a filter design/verification between the tailings and impermeable core and other zones within the dam. A cursory review of available data suggests that filter criteria may not be met in some of the dam zones. It is not possible to draw definitive conclusion and therefore a detailed review of the design basis,

material properties as specified and as constructed and the as built condition are recommended to resolve this potential failure mode.

- Review tailing management and deposition practices. The current operational design is not favorable to impounding water on the upstream face of the tailings dam. Managed tailing deposition designed to aggrade a tailing beach is preferred and consistent with industry practice.
- Maximize the reuse of water that has been used in the process and reduce the loss of water during the transport and disposal of tailings into the impoundment (i.e., evaporation and infiltration).
- Divert the contact water (i.e., seepage from the open pits, heap leach pads, waste rock facilities, and other mining flows) and use it in Concentrator No. 2. Some of these contact water currently is allowed to enter into the TSF No. 3
- Develop a detailed TSF water balance (no TSF water balance was available for review). Flow and outputs should be carefully identified, quantified, and supported by specific studies (i.e., hydrogeology, seepage). The detailed TSF water balance should be part of a site-wide detailed water balance.
- Update the TSF embankment physical stability analysis, updated geotechnical parameters (based on laboratory testing results on the actual fills placed), updated seismic loading (UNAM generated low seismic parameters when compared to Prodisis [Prodisis, 2015]). These are required to address the TSF No. 3 closure program.
- Conduct a geochemistry study that assesses long-term environmental impacts based on kinetic testing of embankment and tailings materials and geochemical modeling, depending on the testing results.

16.0 MARKET STUDIES

This section contains forward-looking information related to commodity demand and prices for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this section including prevailing economic conditions, commodity demand and prices are as forecasted over the LOM period.

16.1 Copper Market Outlook

Copper Outlook Reports published by Wood Mackenzie are the source of the copper market information provided in this section.

Copper concentrate stocks-balances will rise steadily as the rate of smelter capacity additions begins to slow. Future Copper Concentrate TC/RCs are also expected to steadily rise.

In the meantime, there will be a steady increase in smelter utilization to a level of 88%. Given that smelting capacity is enough to satisfy market requirements long term, the level required to incentivize new smelter construction is not necessarily a reliable guide to long-term TC/RCs.

16.1.1 Copper Market Studies

In a long-term analysis, it was assumed that low-acid prices mean that smelters will continue to receive less significant sulfur byproduct credits in the future, than they have in the past. So, TC/RCs will continue to have to make up a larger share of their revenue stream. Furthermore, the Copper Outlook Reports maintain that it is in the interests of mining companies involved in the annual benchmark negotiations to keep TC/RCs at a level at which smelters outside China can stay in business, so that they do not become too dependent on that single market as a customer for their concentrate production. Not only do smelters have to “survive,” they also need to invest in maintenance, new technology, or even relocation to areas of new demand that requires a sufficient TC/RC to achieve an acceptable return on capital.

The Copper Outlook Reports consider concentrate availability relative to that required for smelter production in the “custom traded” sector only.

Over the last 10 to 15 years, the deficit of copper in concentrate relative to 88% of primary smelting capacity has been greater in the custom traded market than the global average. This reflects the slow pace of construction of new mining production capability at a time when several new smelters intended to treat imported custom concentrate were being built in China. This differential narrowed to some extent in 2015 and 2016, as new mine capacity became available.

In 2019, there was a small shift to slightly greater availability in the custom market due to smelter disruption. Overall, concentrate availability is still forecast to remain at all-time lows both on a global basis and in the custom traded market, as shown on Figure 16.1.

Figure 16.1: Copper Concentrate Market Balance versus TC/RCs


Combined TCRC c/lb (25% Cu in concentrate)
60
50
40
30
20
10
0
750
500
250
0
-250
-500
-750
Market balance (copper in concentrate) kt
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
Balance
Monthly spot price (Chinese smelter buying)
Annual benchmark (incl pp)

Source: Wood and Mackenzie.

16.1.2 Supply and Demand Forecasts

Based on the forecast of future concentrate availability, there is sufficient global smelter capacity, both in our current base case and probable projects, to meet market requirements until 2027/2028 (see Figure 16.2). However, for various political, strategic, or environmental reasons, several projects are being proposed that could provide further concentrate availability over the long term.

In total, 22 possible projects were identified that combined would have an annual production capability of 4.83 Mtpa of copper (primary and secondary). This includes potential capacity in China (1.0 Mtpa), India (1.05 Mtpa, including the Tuticorin restart), with the remainder in DR Congo, Iran, Indonesia, Mongolia, Mexico, Peru, Russia, Saudi Arabia, and Zambia.

Figure 16.2: Maximum Sustainable Primary Smelter Capacity Utilization


Maximum Sustainable Primary Smelter Capacity Utilisation
Primary Smelter Capacity Utilisation Rate (%)
100%
95%
90%
85%
80%
75%
70%
65%
2005
2007
2009
2011
2013
2015
2017
2019
2021
2023
2025
2027
2029

Source: SCC

The main regions of global copper consumption are shown in Figure 16.3.

Figure 16.3: Main Regions of Copper Consumption


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
Others
Philippines
Germany
India
South Korea
Japan
China

Source: Wood Mackenzie

16.1.3 Copper Commodity Price Projections

The principal commodities that will be produced will be Cu, Ag, and Au.

Historical copper prices for 2010 through 2020 are provided in Table 16.1.

Table 16.1: Historical Copper Prices

Data Set	Unit	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
LME Cash	USD/t	$7,539	$8,811	$7,950	$7,322	$6,862	$5,498	$4,862	$6,166	$6,523	$6,000	$6,181
LME Cash	USD/lb	$3.42	$4.00	$3.61	$3.32	$3.11	$2.49	$2.21	$2.80	$2.96	$2.72	$2.80

Source: Wood and Mackenzie.

Forecast copper prices are summarized in Table 16.2.

Table 16.2: Copper Price Projections

Description	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
Base Case - Global												
Copper Stock Days	69	63	66	72	79	81	75	73	71	69	67	65
Nominal $/t	$6,181	$9,338	$8,575	$7,450	$6,557	$8,449	$6,944	$7,331	$7,731	$8,145	$8,571	$8,877
Real $/t	$6,335	$9,338	$8,399	$7,154	$6,173	$5,952	$6,283	$6,504	$6,724	$6,945	$7,165	$7,275
Low Price Scenario - Global												
Copper Stock Days	69	66	69	78	85	87	81	77	74	70	68	65
Nominal $/t	$6,181	$8,818	$8,103	$7,117	$6,323	$5,972	$6,335	$6,834	$7,351	$7,886	$8,439	$8,877
Real $/t	$6,335	$8,818	$7,937	$6,834	$5,952	$5,512	$5,712	$6,063	$6,393	$6,724	$7,055	$7,275
High Price Scenario - Global												
Copper Stock Days	69	63	60	62	65	71	70	69	68	67	66	65
Nominal $/t	$6,181	$9,338	$9,904	$9,643	$9,367	$9,077	$9,015	$8,947	$8,872	$8,791	$8,835	$8,877
Real $/t	$6,335	$9,338	$9,700	$9,259	$8,818	$8,378	$8,157	79'37	$7,716	$7,496	$7,385	$7,275

Source: Wood and Mackenzie.

16.1.4 Market Contracts

AMC, a sister company of SCC under Grupo Mexico, has a corporate strategy that allows for a presence in the markets for several years due to long-term contracts with strategic business partners in the Asian and European markets, as well as annual contracts with other active market participants.

16.1.5 Product Specifications Requirements

The principal product specifications required consist in Cu concentrate free from radioactivity and deleterious impurities harmful to smelting and/or refining processes, considering the China Inspection and Quarantine Services (CIQ) limit specifications for the import of the Cu Concentrates as per follows:

Lead (Pb) ≤6.0%, Arsenic (As) ≤0.5%, Fluorine (F) ≤0.1%, Cadmium (Cd) ≤0.05%, and Mercury (Hg) ≤0.01% in contents

The principal corporate buyers for copper concentrate materials in 2021 are shown on Figure 16.4.

Figure 16.4: 2021 Principal Copper Concentrate Buyers


kt Cu in Concentrate
900
800
700
600
500
400
300
200
100
0
Glencore
Tongling
Aurubis
JXTG Group
Jiangxi Copper Company
Mitsubishi Materials
Sumitomo Metal Mining
Zijin Mining
Hindalco
Chaloo
Source: Wood Mackenzie

Depending on the main products:

- If the production were of concentrates with high or low grade of Cu, the main placement would be in the Asian or European market or right with smelters or other market participants depending on their quality.
- If the main production were of copper cathodes, the placement of this material would be in the Asian, European, Brazilian and / or North American markets.

16.2 Zinc Market Outlook

Approximately 60 kt of Zinc concentrates to be produced by Buenavista de Zinc, will be allocated to fulfill the capacity of the IMMSA zinc refinery in San Luis Potosí, México, through a swap with a trading company or supported by a domestic producer. Remaining tonnage will be sold on the open market, with Guaymas, Sonora being the principal port of shipment.

Mine supply is expected to grow by 5.0% in 2021 to 12.74 Mt as mines recover from their 2020 Covid-19 disruptions and projects ramp-up, partially offset by the loss of supply due to price induced closures in 2020 Q1. The global concentrate market is expected to switch to a surplus from 2022 onward leading to a large cumulative stock build.

Zinc demand has benefitted from targeted infrastructure and investment stimulus this year and is looking stronger in some countries than pre-pandemic. As the effects of the stimulus begin to fade, growth will moderate in 2022-2025.

Prices continue to be supported by low TCs, a strong demand rebound in China, the USA, and Europe and bullish, stimulus-driven investor sentiment. The SRBs attempt to cool commodities' markets by releasing strategic metals stocks is expected to pressure prices lower in the second half (H2) of 2022 and this downward trend will continue from 2022 as the concentrate market returns to surplus.

Table 16.3: Annual Zinc Balances (000s tonnes)

Description	Actual		Forecast				
	2019	2020	2021	2022	2023	2024	2025
World Position							
Mine Production	12,640	12,135	12,743	13,164	13,445	13,610	13,816
Concentrates Available	12,681	12,177	12,783	13,204	13,485	13,650	13,856
Conc. Requirement	12,293	12,443	12,700	12,829	13,020	13,310	13,529
Concentrate Balance	388	-266	83	375	465	340	328
- After Adjustments	366	-191	-21	304	418	312	294
Refined Production	13,497	13,595	14,033	14,214	14,450	14,800	15,075
Metal Consumption	13,733	13,082	13,870	14,140	14,350	14,490	14,610
Metal Balance	-236	513	243	74	100	310	465

16.2.1 Zinc Demand

Global zinc demand will reach a record high of 13.87 Mt this year, following last year's Covid-19-related slump to 13.1 Mt, but do not expect demand in many countries to recover fully until 2022. If inflationary pressures turn out to be more persistent than currently expected, they could constrain demand growth in the short term.

After 2022, as China resumes its economic rebalancing policy, demand will revert to its slower, pre-Covid-19 growth path, with growth in smaller developing economies offset to a large extent by declines in some developed economies. Increased global production and installation of wind turbines, solar panels and utility scale batteries will support zinc demand in the longer term but the green revolution is not expected to be a game-changer for zinc demand – particularly.

By 2025, global demand could reach 14.6 Mt, split fairly evenly between China (7.1 Mt) and the world Ex. China (7.5 Mt).

16.2.2 Zinc Supply

Mine production is strongly recovering this year. China's production has not regained 2019 levels due to power restrictions in line with the Government's control policy and drought related shortages in Yunnan province where hydro is the main power source.

2021 year-on-year forecast growth in mine output is 5.0% to 12.74 Mt, with ex. China up by 6.2% to 8.57 Mt, and China up by 2.6% to 4.17 Mt. Ex. China output is now back on its pre-Covid-19 growth path, with Peruvian and Indian mines running flat out, although freight issues may yet have an impact on output as they struggle with high freight rates and a shortage of vessels. Risks as possible resurgence of Covid-19 infection rates remains, and mine development could also be restricted with a negative impact on future production.

Global mine supply growth is expected to moderate to 3.3% in 2022, 2.1% in 2023 and below 2.0% for 2024 and 2025.

Spot market TCs remain significantly lower than benchmark terms for 2021. Although it is expected to see the market move in the smelters' favor in 2022 with a surplus emerging, the current low terms will strengthen the miners' position in the preliminary mating season discussions during the final months of this year. Moreover, cumulative concentrate stocks ex. China are now very low as the industry has been unable to build inventory this year following last year's large deficit. Looking forward, the expected build in concentrate stocks from 2022 onward should enable smelters to gain larger increases in the benchmark TCs.

Global smelting capacity will rise by an average of 2.8% p.a. from 15.19 Mt in 2020 to reach 17.44 Mt in 2025, an increase of 2.25 Mt. In comparison, global mine supply output is forecast to increase by 2.6% p.a. from 12.14 Mt in 2020 to 13.82 Mt in 2025, an increase of 1.68 Mt.

16.2.3 Zinc Price

Chinese government wants to cool overheated commodities prices with stock releases. However, while Chinese smelter output risks remain, and Chinese demand remains firm a sharp price correction is not expected.

Zinc's price on the London Metal Exchange (LME) has been buoyed by massive injections of stimulus and positive investor sentiment. Upside risks to the price in H2 are likely to be limited, although further disruption to smelter output could be supportive. Downside risks to the price are greater, with inflationary risks added to the ongoing risk of Covid-19 demand disruption in countries where vaccination rates are still low.

Next year, the concentrate market will switch to surplus, and this will put further downward pressure on prices. 2023 will be another year of refined metals and concentrate surplus.

With concentrate and metal stocks at unsustainable levels, a sharp price correction will be needed to bring the market back to a sensible balance. By the end of 2024, prices could fall to return the market to a sensible balance. Forecast zinc concentrate terms are shown in Table 16.4.

Table 16.4: Forecast Zinc Concentrate Terms

Item	Actual			Forecast			
	2019	2020	2021	2022	2023	2024	2025
Basis Price (US$ per tonne)	$2,700	$2,267	$2,700	$2,600	$2,500	$2,200	$2,000
Negotiated TC (US$ per tonne)	$245	$300	$159	$200	$250	$240	$230

Data: CRU

Actual and projected zinc prices are shown in Table 16.5.

Table 16.5: Annual Zinc Prices

Year	Price	
	$/tonne	$/lb
2015	$1,928	$0.87
2016	$2,095	$0.95
2017	$2,896	$1.31
2018	$2,922	$1.33
2019	$2,546	$1.16
2020	$2,267	$1.03
2021	$2,825	$1.28
2022	$2,657	$1.21
2023	$2,492	$1.13
2024	$2,170	$0.98
2025	$1,950	$0.88

Data Source: LME, CRU

16.3 Molybdenum Market Outlook

Several factors have contributed to an apparently unstoppable rally in molybdenum prices. Demand from key stainless end uses continues to recover, especially in mature markets, due to generous economic stimulus and increased confidence as economies reopen following the relaxation of Covid-19 measures. Nevertheless, the molybdenum market has slowed after a turbulent 2021 Q2, with significant uncertainty remaining over what lies ahead. It is unsurprising that some profit taking has taken place, given the speed and extent of the recent price rise. With the seasonal summer slowdown approaching, prices may continue to edge lower while buying activity wanes further.

The upward trend of molybdenum prices has slowed, as increased buying activity boosted European and US prices in October 2021, but prices have since stabilized, while Chinese prices are dropping due to weakening demand. Western prices are expected to follow the Chinese market lower in the near term. However, the risk of significant downside is limited because of persisting supply concerns, both on a spot basis and into 2022.

It is important to note that spot supply remains very tight, particularly in Europe, leaving the market vulnerable to new supply disruptions. Chilean mine output in 2021 Q3 was at its lowest quarterly level since early 2015 (see Figure 16.5), although this was partially offset by rebounding mine supply in Peru. If South American production is similarly sluggish for the rest of the year, this could add upside pressure to prices. On the other hand, demand is continuing to strengthen in Western markets, thanks to the recovery of key stainless steel end-use sectors. It is understood that most Western mills are receiving sufficient material from their long-term agreements to meet their operational requirements. If stronger demand begins to exceed contract deliveries, this could offer further support to prices as consumers seek supplemental spot purchases.

The molybdenum market will probably remain in deficit in 2022. Further clarity is expected over the next few weeks on production guidance from key operations, but our initial analysis suggests that mine supply growth will be insufficient to track demand higher in 2022. Long-term contract agreements are currently being negotiated for next year. This portrays expectations of tightness and supply concerns continuing into next year.

It is expected that in 2022 the production of the key producers will decrease due to lower ore grades, severe weather conditions, and lack of labor. Also, there are indications that the Chinese government will keep the energy cut impositions and environmental restrictions to the producers, which will support the deficit in the market. Table 16.6 summarizes molybdenum global market production and pricing for 2020 Q3 through 2021 Q4.

Table 16.6: Molybdenum Global Market Summary

Description	Units	2020 Q3	2020 Q4	2021 Q1	2021 Q2	2021 Q3	2021 Q4	Y/Y %
Supply Demand								
Production[1]	M lb	148.3	160.1	152.1	147.1	137.1	140.7	-12
Consumption	M lb	138.2	148.5	148.1	149.5	145.2	149.3	0.5
Balance	M lb	10.0	11.6	4.0	-2.4	-8.1	-8.5	
Stocks								
Total Stocks	M lb	184.1	195.7	199.7	197.3	189.2	180.7	-7.7
Total Stocks Consumption Ratio	Months	4.0	4.0	4.0	4.0	3.9	3.6	
Prices								
Europe Oxide Delivered Consumers' Works Merchant Price	USD/lb	$7.71	$8.78	$11.02	$13.54	$20.03	$20.75	

Note:

1. Useable molybdenum units net of yield loss and disruption allowances. Includes molybdenum units recovered from reprocessing of catalysts.

Source: CRU Molybdenum Monitor, 12-3-2021.

16.3.1 Molybdenum Demand

The major areas that lead the behavior of the molybdenum demand are the fabrication of stainless steel and steel alloys for construction. As shown in Figure 16.5, the sum of these two industries represents 67% (29% stainless steel and 38% construction steel) of the total molybdenum demand globally.

It is important to spread into industry sectors that are relevant drivers for the demand, for example, Oil and Gas, Automotive, and Construction, which comprise 34% of the total demand.

The industries shown above had been affected during 2020 due to the COVID-19 pandemic, losing in total approximately 6% of the demand year over year (y/y).

As shown in Figure 16.6, the Oil and Gas industry represents around 16% of the total global consumption, and due to the deceleration of this sector, some investments were put on hold and the demand for this class of molybdenum decreased.

There are other emergent industries that will support indirectly the molybdenum market, such as the hydrogen industry. The 316L stainless steel is one of the main steels used in the production, storage, and exploitation of hydrogen. This industry is expected to grow significantly in the near term due to the feasibility of being a decarbonization solution. The use of hydrogen is being explored as a substitute of fossil fuels.

Considering the increase in demand for some sectors, it is forecasted that the global demand will increase in 7.8%, leading to a shortfall in the market balance for 2021.

Figure 16.5: Molybdenum Demand – First Use


Metalic Mo
5%
Superalloys
3%
Cast Iron
7%
Alloys ATS/ HSS
7%
Construction Steel
38%
Chemical
11%
Stainless Steel
29%

Source: SCC

Figure 16.6: Molybdenum Demand by Industry


Electronics and Med.
3%
Aerospace & Defense
4%
Others
5%
Oil & Gas
16%
Construction
6%
Power Generation
7%
Chemical-Petro
17%
Other Transport
8%
Automotive
12%
Processes
8%
Mechanical Eng.
14%

Source: SCC

16.3.2 Molybdenum Supply

Total global mine supply in 2021 (net yield loss and disruption allowance) is expected to fall by 3.5% year over year due to lower by-product mine production (-11%) caused by shutdown periods by Covid-19, maintenance, or high production cost in China. Nevertheless, primary mine production will be 20% higher than 2020, mainly for Yichun Lumings (restarted operations in September 2020), Zhongxi, and others.

It is estimated that global molybdenum mine supply (net yield losses and disruption allowance) will rise at a 2020-2025 CAGR (compound annual growth weight) of 1.5%. Some molybdenum producers will reach the maximum level or drop their production over the next five year due to high capacity utilization and falling ore grades. The growth forecast is dominated by eight projects, which are yet to come online. Some of these projects will start in the H2 of 2021, although initial volumes will be small during ramp up phases. Molybdenum prices must remain high to ensure project's viability.

One important point to consider on molybdenum supply is the impact of a proposed copper tax increase in Chile that would prevent investment in domestic copper mines.

16.3.3 Molybdenum Price

Chinese molybdenum prices edged higher in early October 2021 as domestic buyers returned to the market after the Golden Week Holiday. This pickup in activity was short-lived; however, as FeMo purchasing by domestic steel mills was particularly weak in October after a sluggish September. Power rationing and the dual control of energy consumption continued to weigh on steel demand, and subsequently steelmakers' procurement, through October.

Molybdenum prices in Europe and the US edged higher in October 2021. Buying activity increased after prices had fallen to their lowest level for several months earlier in September, as traders and other buyers looked to take advantage of the lower prices but ultimately caused prices to pick up again. Spot activity has since slowed, leaving prices steady in November. US oxide prices increased to US$19.00 - 20.00/lb from US$18.00 - 19.00/lb in late October 2021.

Oxide prices in Europe did decline to US$19.90 - 20.50/lb from US$20.20 - 21.30/lb in mid-October after lagging other market movements due to low spot liquidity but have since remained unchanged.

Western molybdenum prices are expected to edge lower over the next few weeks, in line with the recent declines in China. The arbitrage window between China and Europe is open, which could see increased exports to Europe as occurred in 2021 Q3. Market participants believe that the speed and extent of the recent drop in Chinese prices has made the current geographical price spread unsustainable. Without a significant rebound in Chinese prices, Western prices will have to decline to narrow the arbitrage.

Although prices may dip in the near term, analysts expect any declines to be minor for several reasons. Firstly, if prices dip too quickly, opportunistic restocking will quickly stem further losses as it did in October. There is further room for prices to continue easing from their peaks in 2021 Q4. However, bullish sentiment for the year ahead means that any decline in prices will be gradual, and only to a level far higher than where they were at the start of 2021.

It is expected that prices will decrease slightly in 2022 as the market returns to balance, after being in deficit this year, because of additional mine supply from new projects.

16.4 Commodity Price Used

The following commodity prices were used in this study for estimating Mineral Reserves and for the economic analysis:

- US$3.30/lb copper
- US$10.00/lb molybdenum
- US$1.15/lb zinc

Mineral Resource estimates were conducted at commodity prices 15% higher than those listed above as per instructions from SCC. It is the QP's opinion that the prices are reasonable and consistent with the market studies and price forecasts provided by SCC in this Section 16.0.

.

17.0 ENVIRONMENTAL STUDIES, PERMITTING, AND PLANS, NEGOTIATIONS, OR AGREEMENTS WITH LOCAL INDIVIDUALS OR GROUPS

17.1 Environmental Studies

Due to the age of the historical operations, no environmental studies were completed prior to the start of operations; however subsequent environmental baseline studies have been prepared to characterize the environmental conditions of the area, including climate, fauna, flora, and hydrology. These baseline studies were presented to the Mexican environmental agency (Secretaria de Media Ambiente y Recursos Naturales or SEMARNAT) as part of the environmental permitting process for more recent changes in operations. The main environmental baseline studies were presented in the environmental impact studies prepared by Centro de Estudios, Servicios y Consultorias Ambientales (CESCA) in 2015 for the expansion of the BVC facilities (CESCA 2015) and by Hydrosistemas ERMO, S.A. de C.V. (2012) for the Quebalix III heap leach construction project.

The environmental settings were described in CESCA 2015 and Hydrosistemas ERMO 2012. The environmental impact assessment (CESCA 2015) considered the following environmental conditions: topography, climate, geology, surface water hydrology, hydrologic basins, hydrogeology, communities, soils, vegetation, and land use. The MIA (CESCA 2015) included a mining area, roads and platforms, mineral processing areas [Concentradora II and Leach Pads, workshops, waste rock deposits, surface water management structures, structures for the protection of the primary crushing facilities (Concentradora II and Quebalix IV) and a new powerhouse]. The entire permit surface area was for 842.13 ha. The mining operations cover a significant portion of the permitted area, plus historical operations lie within additional, non-permitted areas.

The town of Cananea is immediately adjacent to the mining property on the northeast side of the property. The land usage around the mining operations includes residential, grazing and agriculture. The mining operations are situated in a mountainous area (Sierra Cananea, which is part of the Sierra Madre Occidental) with adjacent valleys (see Figure 17.1). The Maria Mine (Empresa Frisco) is visible to the northwest of BVC. The San Pedro River Valley is to the northeast of the town of Cananea and the Sonora River Valley is to the south.

The BVC property is not within a protected area decreed by state, federal, or municipal agencies. The closest protected area is the Sierra Los Ajos-Buenos Aires-La Púrica (Priority Land Region 42), which is about 12 km southeast of the BVC property limit. This area has been designated as a protected area since 1939 and is important as the source of headwaters for the Sonora, Santa Rosa and Bavispe rivers as well for its flora and fauna biodiversity.

There is a proposed project to designate a new protected area that includes Sierra Mariquita and Elenita, two mountains located 2.5 km to 3 km northwest of Cananea. These mountains attract large colonies of ladybugs, and the name of one of the mountains (Mariquita) means ladybug in Spanish.

Within the area of the mining operations, there are no cultivated areas or livestock areas, although local livestock often trespass, especially in the TSF No. 3 area. Vegetation, where present, is oak forest with secondary vegetation. The water supply wellfield north of the town of Cananea is in the San Pedro River Valley, which is a cultivated area. The landscape was determined to be of medium quality based on the analysis carried out for the environmental permit.

17.1.1 Surface Water Characterization

There are multiple hydrological basins in the vicinity of the mining operations, as shown on Figure 17.2, including a transboundary (Mexico-United States) basin. The Cananea Vieja – Agua de Enmedio sub-basin is made up of several smaller micro-basins, namely the Cananea Vieja, Agua de Enmedio, Bordos Concentradora and Buenavista. The Nogales hydrological sub-basin contains the El Aserradero sub-basins and its micro-basins, Los Alisos, La Tinaja – El Encanto and El Álamo. This last part of the El Álamo-Jaralito micro-basin, all located in the Rio Bacanuchi hydrological sub-basin and the La Matanza, La Mexicana and La Bombita micro-basins, which are in the hydrological sub-basin Rio Sonora – Arispe. As shown in Figure 17.2, there are many small drainages that start within the BVC property boundaries. Ephemeral flows in these drainages converge with larger streams that flow to perennial rivers, namely the Sonora, Bacoahi, Bacanuchi and San Pedro Rivers. There are no naturally occurring surface water bodies at the mine site.

Figure 17.1: Aerial Photograph of the Buenavista del Cobre Mining Area


Emiliano Zapata
La Gloria
Cananea
Cananea
Aguaje
Campo Frio
Image © 2021 Maxar Technologies
Google Ear
Imagery Date: 4/6/2018 30°58'08.31" N 110°17'26.42" W elev 5115 ft eye alt 17.58

Source: GoogleEarth, dated 2018



560000
565000
570000
3430000
3425000
3420000
PUERTECITOS
EL PINALITO
EL BARRILITO
LA ELISA
CAMPO
DEL TORO
EL PINAL
LA ELISA
CANANEA VIEJA
CAMPO
DEL TORO
LA ELISA
CANANEA VIEJA
HEROICA CIUDAD DE CANANEA
LA MATANZA
EL ASERRADERO
LA MEXICANA
LOS CORRALES
LOS ALISOS
LA BOMBITA
LA TINAJA
AGUA DE CARO
LAS RASTRAS
EL ALAMO
EL JARALITO
EL ENCANTO
HORCONCITOS
EL ASERRADERO
EL ALAMO

LEGEND

- River and Stream Names
- Highways
- Power Lines
- Railroads
- Runoff
- Blackwater Dams
- Existing Dams
- LOM Pit Extent
- Property Limit
- Urban Area

Watersheds

- Rio Bacanora - Mejorada
- Rio Bacanuchi
- Rio Concepcion
- Rio Sonora

0 4

1 " = 2 Kilometers

Kilometers

NOTE(S)

REFERENCE(S)

1. COORDINATE SYSTEM: WGS 1984 UTM ZONE 12N
2. IMAGERY SOURCE: ESRI, MAXAR, GEOEYE, EARTHSTAR GEOGRAPHICS, CNES/AIRBUS DS, USDA, USGS, AEROGRID, IGN, AND THE GIS USER COMMUNITY

Source: CESCA, 2015, Figure 4.18

CLIENT

GrupoMéxico

PROJECT

BUENAVISTA MINE

TITLE

REGIONAL HYDROLOGIC BASINS

CONSULTANT

GOLDER
MEMBER OF WSP

YYYY-MM-DD	2022-02-22
DESIGNED	JW
PREPARED	TBH
REVIEWED	JS
APPROVED	MO

PROJECT NO.	CONTROL	REV.	FIGURE
20442424	-	-	17.2

Surface water quality in the region has been impacted from the historical mining operations and from the town of Cananea. Currently, about 70% of the town's wastewater is discharged into the TSF No. 3. Nonpoint source contamination to the rivers includes agricultural and livestock production activities. Contaminants related to the mining operations that have been detected in surface water downstream from the TSF No. 3 (Sonora River basin) during the baseline studies are sulfate, arsenic and copper (Hydrological Buro Consultoría 2013a and 2013b). Other studies for the San Pedro River basin included sources of contamination in the sub-basin included mining activity, especially the historical tailings associated with historical smelter, as well as domestic and industrial discharges from the city of Cananea, and to a lesser extent agricultural and livestock activities.

Water quality data for samples collected from streams in Arroyo Kino, Arroyo Chivas, and Arroyo Mexicana in 2019 and samples collected in 2020 in Arroyo Kino and Arroyo Chivas indicated that none of the results exceeded Mexican permissible limits for surface water discharges (NOM-001-SEMARNAT-1996). More information regarding the historical smelter is provided in Section 17.6.3.

17.1.2 Sonora River Basin Spill, 2014

On August 6, 2014, a spill of 40,000 m^3 (about 10.6 M gallons) of copper sulfate from a leaching pond spilled into in the Arroyo Tinajas at BVC. The spill affected up to 272 km of the Sonora River and its northern tributaries (the Arroyo La Tinajas and the River Bacanuchi). On August 19, 2014, PROFEPA (a division of SEMARNAT) announced the filing of a criminal complaint against BVC to determine responsibility for environmental damages, and in 2018 the criminal complaint was dismissed. This decision was appealed and was pending resolution as of December 31, 2020.

The spill went unreported for several days until residents downstream informed the local press. Subsequently BVC carried out a remediation of impacted sediments and received a resolution from the Mexican environmental agency approving the remediation measures. The Mexican federal attorney for environmental protection fined Grupo Mexico about 22.9 million pesos (about US$1.5 M) based on the exchange rate at the time. In 2014, SEMARNAT ordered the company to create a US$150 M trust to remediate the environmental, health and economic impacts from the spill. The Rio Sonora Trust operated through a technical committee that included designated members from the Mexican environmental department and third parties.

Under terms of an agreement between the Mexican government agency Comision Federal para la Proteccion contra Riesgos Sanitarios (COFEPRIS) and BVC, BVC agreed to monitor 381 medical cases identified as part of the potentially exposed population over a period of 5 years following the spill. A new facility of the Unidad de Vigilancia Epidemiologica Ambiental de Sonora (UVEAS) was established in the town of Ures, Sonora, for a five-year period as part of the agreement. The towns identified as having the highest probability of exposure from the spill were Arizpe, Banamichi, Aconchi, and Ures, which are all towns located along the Sonora River.

Various studies were carried out to assess the human health risk and impacts to the Bacanuchi and Sonora rivers. In 2017, SEMARNAT determined that the remediation, repair and / or compensation of damages to the environment and human health was satisfactory and closed the Rio Sonora Trust.

Multiple lawsuits related to the spill were filed starting in 2015. These include collective action, civil action, and constitutional lawsuits. Four collective action lawsuits are still in process; 45 cases of civil action lawsuits are still pending resolution; and seven constitutional lawsuits are pending resolution. Because this incident was internationally reported and was very high-profile, there continues to be interest in the status of the community perspective. There are non-profit organizations, such as Rio Sonora Watershed Committee (PODER), Fundar and Border Network of Health and Environment, that have continuing environmental and human health concerns

regarding the spill impacts. The Sonora River Watershed Committees claim that social, environmental, and transparent governance principles associated with Grupo Mexico and Southern Copper Corporation may represent a material risk (May 26, 2021).

17.1.3 Groundwater Quality Characterization

The hydrogeologic setting and sample collection methodology are described in Section 7.3

Groundwater quality data reviewed for the years 2019, 2020 and 2021 indicated that permissible limits were exceeded for some constituents when compared to surface water discharge standards and additional constituents based Mexican standards for human consumption (NOM-127-SSA1-1994). The exceedances included cadmium, mercury, chromium, pH, iron, sulfate, as well as other general water quality parameters. No data validation or corrective action procedures are in place to verify and correct exceedances.

The practice of comparing groundwater quality results to surface water discharge criteria is common in Mexico, where there is no specific water quality standard established for groundwater.

17.1.4 Vegetation, Ecosystem and Biodiversity

The mine site is in a mountainous area with a dry and temperate climate. The region is a transition zone that has multiple macro and micro-habitats due to the variety of complex topography, geology, and climates.

Oak forest with secondary shrub vegetation is the dominant vegetation where vegetation occurs. A portion of the area is without any vegetation (that is, the mining facilities and roads). No endangered or protected flora species listed in the Mexican standard (NOM-059-SEMARNAT-2010) have been identified at the mine site. There are species of biological interest such as sotol, yucca and grasses. Overgrazing has impacted the region, and it is not known if traditional uses of vegetation (for example, for firewood, construction and food) are common.

The sky islands of the Sierra Madre Occidental refer to the set of mountain ranges that create an important corridor for bird conservation. The presence of birds within the mining operations is relatively low and wildlife surveys conducted for the environmental permit did not detect any protected bird species, although within the region there are important areas for birds.

Wildlife such as coyotes, javelina, gray fox, deer and rattlesnakes are seen at the mine site. Protected species per the Mexican regulation, NOM-059-SEMARNAT-2010, identified within the at the mine site or within the area of environmental influence include rattlesnakes, two types of birds and black bears. There are also endemic species within the mine site and environmental system (CESCA 2015). As part of the baseline study carried out in 2015 (CESCA), 60 fauna specimens that represent 16 species of animals were relocated.

17.1.5 Socio-economic Conditions

The region has a strong mining history, and the economics of the area are tied to mining. The town of Cananea (population of about 36,000 inhabitants in 2020) is immediately adjacent to the mining property on the northeast side of the property and is an important mining center for the region. There are seven ejidos in the vicinity: Emiliano Zapata, Ignacio Zaragoza, 16 de septiembre, Vicente Guerrero, Cuauhtémoc, Jose Maria Morelos and Miguel Hidalgo.

The Cananea population has an average of about 10 years of education. There are public and private schools ranging from preschool to university level. Cananea has a museum, two public libraries, a movie cinema, cultural center, and a nearby observatory. The major sources of employment are mining (primary), agricultural, livestock

(cattle), commerce and services. The community has a dependence on BVC for employment. In addition to BVC, the Maria Mine (owner Empresa Frisco) is nearby, and there are manufacturing facilities, such as Standex Electronic, Stewart Connectors System, and Cables. Agricultural products include corn, potatoes, beans, sorghum, wheat, alfalfa, barley, and apples.

Stakeholders identified in 2020 were local ejidos, neighborhoods, institutions, groups, communication media, formal and informal leaders, and government. Stakeholder concerns that had the highest degree of importance to potential impacts to business were contamination from BVC; immature and irresponsible relationships; dust, poor image and reputation; and illnesses caused by BVC. BVC has identified medium to high risks associated with the local union (Section 65) disruptions and opposition to BVC resulting from the 2014 spill to the Sonora River.

There is an established grievance mechanism with multiple options to submit a request or complaint.

There is no significant indigenous population in the vicinity of Cananea (estimated at less than 1%).

The economics of the region are influenced by its proximity to the border, which is 40 km to the north. Areas along the border between the United States and Mexico experience impacts from drug cartel and illegal immigration issues. As stated in the 2020 Form 10-K submitted by Southern Copper Corporation, social risks related to drug-related violence has had a limited impact to operations (Southern Copper Corporation, 2021).

BVC is governed by Grupo Mexico's social management policies (Guiding Principles on Business and human Rights; General Human Rights Policy; Code of Ethics; Code of Ethics and Behavior Guide; and Compliant Procedure). There are also procedures to plan and execute social projects. Grupo Mexico invests in local social programs. There is an established procedure for the execution of programs as well as another to monitor and evaluate performance. Projects in 2020-2021 included music, sports, and education classes and activities.

There were projects carried out by the fund for sustainable regional development of mining states and municipalities (that is, the Fondo Minero, which is funded by tax payments) for various improvement projects in Cananea. Projects in 2020 and 2021 included educational services for primary and high school levels; the "Casa Grande" program which coordinates with a Community Committee to finance projects; a sports school; sponsorship of a festival; summer courses for children and adolescents; contribution to the Cananea Hospital; and financial contribution to the Mining Fund, which is supported through taxes paid by BVC. Although financial data regarding projects in 2020 and 2021 were not available, as a comparison the projects approved in 2017 totaled MXN$ 40,494,050 (about US$16 M per the December 2021 currency conversion rate).

There are also plans related to wastewater management for the town of Cananea, as well as rehabilitation of a sanitary landfill as future activities.

17.2 Requirements and Plans for Waste and Tailings Disposal

This sub-section contains forward-looking information related to waste and tailings disposal for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including waste disposal volumes increase from historical values and predicted values, that regulatory framework is unchanged during the Study period, and no unforeseen environmental, social or community events disrupt timely approvals.

17.2.1 Hazardous, Regulated and Special Wastes

The BVC operations generate a wide range of hazardous waste, such as waste oil, capacitors, grease, solids containing hydrocarbons, empty containers, spent batteries and waste solvent. The management of the wastes is highly regulated by law (Ley General para la Prevencion y Gestion Integral de los Residuos). The mining unit has a detailed waste management plan for reuse, recycling, treatment and disposal inside the mining unit, or disposal by special subcontractors.

Sewage waste from offices and buildings is treated at wastewater treatment plant (one in Concentrator II, another in New Mine Workshops and a small one in the New Waste Warehouse). Wastewater from the treatment plants is managed as a closed circuit, incorporating it back into the metallurgical processes.

17.2.2 Mining Wastes

The operations generate mining wastes in the form of tailings, waste rock and spent ore. The addition, the historical smelter produced slag. The Mexican environmental agency (SEMARNAT) has published official guidelines for mining project design criteria that apply to the entire mining life cycle and mining wastes generated during the mine life cycle. There are three Mexican environmental regulations that include requirements related to tailings, spent ore and waste rock, as summarized below:

- **NOM-141-SEMARNAT-2004.** Establishes procedures to characterize tailings, as well as specifications and criteria for tailings dam siting, design, construction, operation, and closure.
- **NOM-157-SEMARNAT-2009.** Requires characterization of mining wastes and development of a waste management plan.
- **NOM-159-SEMARNAT-2011. E**stablishes criteria for management of barren mineral solutions for copper, defined as wastes from a mineral treated under a leachate process, including a toxicity elimination phase.

A characterization study of mining wastes was carried out by Instituto de Geologia de la Universidad Nacional Autonoma de Mexico (UNAM) (2019a, 2019b and 2020). Samples of tailings, waste rock and spent ore were analyzed by ALS Indequim Environmental System de CV, which is a certified laboratory. Duplicate samples were collected by UNAM personnel and analyzed using university facilities. UNAM carried out the analysis of slag samples.

17.2.2.1 Tailings Characterization

The tailings were characterized using the criteria of NOM-141-SEMARNAT-2003 [Instituto de Geologia de la Universidad Nacional Autonoma de Mexico (UNAM) 2019b]. Three different types of tailings at BVC were sampled and characterized:

- Tailings deposited in the TSF No. 3, which on the surface have a reddish-yellow-brown-green color, which is evidence of different degrees of oxidation; the surficial tailings represent the tailings that were generated in the recent past.
- Fresh tailings from the daily discharge, which are gray in color because the metallic sulfides have not been oxidized; the gray color is representative of fresh tailings.
- Tailings obtained from the metallurgical testing of core samples from exploration holes used in the calculation of the Buenavista del Cobre Mineral Reserves; these samples represent the mine life tailings.

These tailings represent the LOM tailings and therefore could be interpreted to be characteristic of the New TSF tailings.

The ALS Indequim laboratory results for TSF No. 3, fresh tailings and core samples indicate that maximum permissible limits of soluble concentrations of metals were not exceeded, however the tailings are PAG. The results of the Environmental Geochemistry Laboratory of the National Laboratory of Geochemistry and Mineralogy of the UNAM corroborated the results obtained by ALS Indequim.

Detailed discussions of the TSF No. 3 and New TSF engineering designs are provided in Section 15.0.

17.2.2.2 Waste Rock

Geochemistry testing of waste rock indicated that 12 samples exceeded arsenic and lead permissible limits and are PAG but did not exceed mobility permissible limits. No kinetic testing was carried out (UNAM, 2019a).

17.2.2.3 Spent Ore

Most sample results from the static testing exceed lead and antimony permissible limit concentrations, plus 6 samples exceeded the permissible limit for arsenic. None exceeded soluble mobility permissible limits. All samples are PAG (UNAM, 2019a).

17.2.2.4 Slag

There are two areas where slag was deposited historically over a surface of about 27.909 ha. The slag was classified as non-hazardous waste (UNAM, 2020).

17.3 Site Monitoring and Water Management

This sub-section contains forward-looking information related to site monitoring and water management for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including waste disposal volumes increase from historical values and predicted values, that regulatory framework is unchanged during the Study period, and no unforeseen environmental, social or community events disrupt timely approvals.

17.3.1 Environmental Monitoring

Mexican laws require mandatory monitoring programs that are implemented under the Mexican environmental agency (SEMARNAT). The environmental management system and environmental and social management plans were developed in accordance with the appropriate Mexican regulations. The following monitoring programs have been established at the mine: groundwater quality, surface water quality, air quality, perimeter noise, fauna registry, flora species rescue record, nursery plant production, soils, and cleared surface restored/reforested registry. Most monitoring is carried out every six months or annually except for groundwater quality, which is monitored quarterly.

Written descriptions of these programs were not provided No air quality results, noise and vibrations studies or on-going monitoring plans were provided to Golder.

17.3.2 Water Management Plan

Although there is no published water management plan for BVC, information regarding freshwater and recovered water at BVC indicates that freshwater is being pumped from the Rio San Pedro, Rio Bacanuchi, and Rio

Bacoachi aquifers to be used in the mining operation. Pumped groundwater is stored at the freshwater ponds of Concentradora I and II (Concentrators I and II). The freshwater is then used for operation at the Concentrator I and II plants. Tailings from the plants are transported to the thickeners (Concentrator I and II) and subsequently sent to the tailings storage facilities. Stormwater that would run-on to the Quebalix area is captured in stormwater ponds and used in mining operations. Reclaimed water from the tailings facilities (Tailings I and II) is then used for mining activities, such as SX-EW plants, Quebalix facilities mine, and services. The water management plan recovers and reuses freshwater utilized in mining processes, while wastewater from restrooms and dining areas is treated and used in metallurgic processes.

17.3.2.1 Water Supply and Concessions

Freshwater for the BVC mine operation is currently extracted from three different aquifers, the Rio San Pedro, Rio Bacoahi, and Rio Bacanuchi (see Figure 17.3). Groundwater concession titles and authorized wells granted to BVC (Grupo Mexico) by the CONAGUA can be found in Table 17.1. According to the concession permits granted by CONAGUA, BVC can extract a total amount of 44 m^3 per year through 105 authorized wells, 46 in the Rio San Pedro Aquifer, 25 in the Rio Bacoachi Aquifer, and 34 in the Rio Bacanuchi Aquifer. The groundwater concession issuance of an additional volume of 199,620 m^3 from the Rio San Pedro and 42,913 m^3 from the Rio Bacoachi aquifers is currently under review by CONAGUA (Grupo Mexico, 2021a).

Figure 17.3: Rio San Pedro, Rio Bacoachi, and Rio Bacanuchi Aquifers


ACUÍFERO RIO SAN PEDRO
ACUÍFERO RIO CUITACA
ACUÍFERO RIO BACANUCHI
ACUÍFERO RIO BACOACHI
Milpillas
Cuitaca
Cananea
Campo Frio
San Pedro
Santa Barbara
La Morita
Peñuelos
Los Canejos
Google Ea

Source: Grupo Mexico, 2021c

Table 17.1: BVC Water Concessions

Aquifer	Concession Title	Volume per Title (m3/year)	Use	Number of Authorized Wells	Concession Period (yrs)	Start Date	End Date
Rio San Pedro	02SON100277	19,492,040.00 7,960.00	Industrial Livestock	46	10	7-Oct-19	7-Oct-29
Rio Bacoachi	SON150676	16,710,713.00 50,000.00	Industrial Livestock	25	30	20-Jun-12	20-Jun-42
Rio Bacanuchi	SON151287	5,570,519.80	Industrial	15	25	18-Jul-13	18-Jul-38
Rio Bacanuchi	SON151058	1,556,000.00	Industrial	18	10	16-Jul-20	3-Aug-30
Rio Bacanuchi	822569	300,000.00	Industrial	1	10	26-Jun-20	28-Jun-30

Source: Grupo Mexico, 2021a.

17.3.2.2 Water Use

According to the freshwater production and distribution diagrams from Grupo Mexico (2021) freshwater consumption in 2019 was about 35 Mm^3 and about 36 Mm^3 in 2020. Grupo Mexico recovers water from the tailings dams, the "asentadores," treats wastewater from restrooms and dining areas to be used in metallurgic processes. Recovered water was about 115 Mm^3 in 2019 and 2020 (Grupo Mexico, 2021e).

17.3.2.3 Seepage and Interception Systems

The new tailings dam in Concentradora II includes a water filtration system and a recovery pond for the filtered water. There are nine wells (NDJ wells) that recover the infiltration water from the dam. All the water from the pond is sent to BOMBEO I along with the water collected from the Bacanuchi basin wells. The water is sent to Concentradora II, where it is used for the mineral grinding generating the tailings and closing the circuit. Water quality from the NDJ wells is monitored monthly through a certified laboratory.

17.3.2.4 Water Treatment

There are three wastewater treatment plants in BVC to include one in Concentradora II, one in Nuevo Talleres de Mina, and one in the Nuevo Almacén de Residuos. Concentradora II has a capacity of 2 liters per second (lps) for the treatment of wastewater from the restrooms and the eating quarters. The effluent is used in the metallurgic process of the plant for a closed circuit. The plant in Nuevos Talleres de Mina has a capacity of 2 lps and treats the wastewater generated in the restrooms and dining area. The Almacen de Residuos Plant has a capacity of 0.5 lps and treats waste from restrooms and dining areas. All the effluent is incorporated to the metallurgic processes. The construction of an additional wastewater treatment plant is in process. This plant will be in the Unidad de Manejo Ambiental of BVC. In other areas, wastewater from offices and restrooms is sent to septic tanks and bio-digestors and it is collected via tank cars and discharged in the Concentradora I plant, to be later incorporated to the production process. BVC does not discharge wastewater to the national streams and does not require CONAGUA´s authorization for that, since everything is treated in a closed circuit and utilized in metallurgic processes (Grupo México, 2021b).

Figure 17.4: Concentrator II Tailings Dam Water Recovery System


CONCENTRADORA II
JALES (TAILINGS)
N
RE-BOMBEO # 4
NUEVO DEPÓSITO DE JALES
BOMBAS FLOTANTES EN PRESA
AGUA FILTRADA SUPERFICIAL
AGUA INFILTRADA SUBTERRÁNEA
RE-BOMBEO # 3
CÁRCAMO DE RECUPERACIÓN
POZOS NDJ-1,2,3,7
AGUA INFILTRADA SUBTERRÁNEA
RE-BOMBEO # 2
POZOS NDJ-9,12
CORTINA DE EMERGENCIA
POZOS NDJ-8,15,16
SISTEMA DE POZOS DE AGUA SUBTERRÁNEA DE CUENCA BACANUCHI
BOMBEO # 1

Source: Grupo México, 2021f

17.3.2.5 Surface Water Run-On Controls

Designs for stormwater impoundments have been developed to prevent stormwater from reaching site facilities in the Quebalix Area. The purpose of the impoundments is to temporarily store water for use in mining operations. The locations of the basins and stormwater impoundments are shown on Figure 17.5, while the stormwater impoundment design criteria are summarized in Table 17.2.

Figure 17.5: Hydrologic Basins for Surface Water Impoundments


Campo Frio 1
Los Alisos
Campo Frio 2
Interior
Quebalix IV
La Tinaja-El Encanto
Túnel
Nomenclatura:
Subcuencas
Canales
Cauce Original Aserradero
Túnel
Represos
Caminos desde Mina y Quebradoras hasta Terrenos Tinaja
Tepetates

Source: BHC, 2013

Table 17.2: Surface Water Impoundments

Basin	Dam Height (meters)	Storage Capacity (Mm^3)	Reports to
Campo Frio 1/El Aserradero	25	0.175	Stormwater Dam
Campo Frio 2	53	0.850	Stormwater Dam
Los Alisos	36	0.938	Stormwater Dam
Interior – Quebalix IV	n/a	0.576	Interior Pond

A surface water run-on diversion channel, Canal Poniente, is proposed west of the Buenavista mine to divert stormwater away from Tinajas and Quebalix IV areas of the mine site. The channel starts at the El Asserradero dam, flows south to Los Alisos, and continues to La Tinaja-El Encanto watershed before discharging to Arroyo Agua Escondido, a tributary of the Bacanuchi River. Several design configurations for Canal Poniente have been considered by Grupo Mexico, but the final configuration and conveyance capacity are uncertain.

17.3.2.6 Water Supply Permitting

17.3.2.6.1 Groundwater

According to the water management policies provided by Grupo Mexico, the management, use and extraction of groundwater, is regulated by the provisions of the Law of the Nation's Waters (Ley de Aguas Nacionales or LAN) and the Federal Law on Water Rights (Grupo Mexico, 2021d). The LAN was signed in 1992 and established the role of the National Water Commission (CONAGUA) as the federal agency in charge of Mexico´s surface and groundwater management. Article 20 of the LAN establishes that the exploitation, use, or non-consumptive use of the nation's water resources should be carried out through a concession, or "asignación," granted by the Federal Executive Branch or Basin Councils (DOF, 2004).

CONAGUA can grant either groundwater or surface water concessions (managed separately). Concessions can be compared to a water right and can be granted to private users, such as Grupo Mexico (BVC). Concessions can last up to 30 years, and users can ask for an extension, if needed (OECD, 2013). Information regarding concession volumes can be found in the Public Registry of Water Rights (Registro Publico de Derechos de Agua, or REPDA) and is managed by CONAGUA. According to the REPDA, Grupo Mexico/BVC can extract 43,687,232.80 m^3 of groundwater from the Rio San Pedro, Rio Bacoachi and Rio Bacanuchi aquifers (groundwater concessions). There are no registries of surface water concessions for BVC/Grupo Mexico under the REPDA.

17.3.2.6.2 Federal Streams

CONAGUA regulates federal streams within Mexico in accordance with the National Water Law. Federal streams must be protected from industrial activities. Federal streams are defined as streams with both:

- 10-year flood width greater than 2 meters
- 10-year flood depth greater than 0.75 meters

Two streams in the San Pedro River Basin upstream of Buenavista and eight streams in the Sonora River Basin downstream of Buenavista were studied to determine if they meet federal requirements. The results of these studies are summarized in Table 17.3. Hydrologic and hydraulic analyses of the streams were completed to determine federal status. Based on failing to meet the minimum depth parameters, none of these streams are considered Federal channels.

Table 17.3: Federal Stream Assessment

Basin	Arroyo	10-Year Flow Depth (meters)	Federal Stream (Y/N)
San Pedro River	El Pinalito	0.09	N
	Cananea Vieja	0.09	N
Sonora River	La Tinaja-El Encanto	0.11	N
	Puerta El Encanto	0.1	N
	Los Alisos	0.18	N
	Los Rastros	0.18	N
	El Asserradero	0.15	N
	El Alamo-Jaralito	0.04	N

Source: BHC, 2010

17.4 Environmental Violations

There are eight active violations that resulted from inspections carried out by the Mexican authority. The most common violation cited is BVC lacked an authorized permit from the environmental agency when BVC carried made land disturbances (such as removal of vegetation in a location outside of the area permitted for the New TSF). A subcontractor submitted proposals to BVC in January and February 2021 to carry out compliance items related to the violations. The timing of the compliance actions was not provided.

17.5 Mine Closure

This sub-section contains forward-looking information related to mine closure for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including prevailing economic conditions continue such that unit costs are as estimated in constant (or real) dollar terms, projected labor and equipment productivity levels are appropriate at time of closure and estimated infrastructure and mining facilities are appropriate at the time of closure.

There is no specific mine closure regulation established in Mexico, and there are no requirements to post a closure cost mechanism. During the environmental permitting process, an environmental compensation cost is calculated and paid to SEMARNAT; however, that compensation cost is not held to cover closure costs. Several of the environmental regulations include aspects of closure, but only in general terms of requirements to reclaim areas and to provide for physical stability of remaining facilities and that any discharges meet environmental permissible limits.

No written conceptual closure plan has been developed for the BVC operations, although there is a corporate policy on closure related to community relations. Closure planning includes the following activities:

- A general description of closure activities was presented in the environmental impact assessment prepared by CESCA (2015). The mine closure activities planned include the stabilization of the slopes, including progressive closure activities. Equipment and machinery in good condition will be dismantled to be transferred to another company project as necessary. The closure period is planned for 10 years, starting with dismantling until the reclamation activities. The closure method for the heap leach facilities will consist of rinsing the spent ore to extract and recover the dissolved contaminants; neutralization to mitigate acidity; and installation of a designed cover to control water infiltration and limit oxygen, thus reducing acid drainage generation and mobility of contaminated elements. The facilities would then be reclaimed and revegetated. The heap leach facilities would be left at the angle of repose.
- The closure activities described for the New TSF consist of cleaning and dismantling in the area of borrow materials for the construction of the first stage of the tailings embankment; cleaning and dismantling equipment at the end of the New TSF operations; reclamation and reforestation; and post-closure monitoring. The operation of the New TSF is planned for a period of 40 years, followed by 5 years of closure activities.
- The waste management plan indicated that the tailings impoundment would be covered with an impermeable cover to control water infiltration and avoid chemical reactions. The cover would have surface water channels and the slope would be appropriate for the type of soil used in the cover. The cover would be topped with an organic layer and revegetated.

A 2020 Asset Retirement Obligation (ARO) was developed by SCC. The ARO was estimated to be about US$440 million based on 2020 conditions and did not include a mine closure plan. For each facility an area or volume was measured, and a unit cost for closure activities were calculated. The 2020 ARO worksheet indicated that the estimated ARO was based on closure activities of demolition, dismantling, remediation, and restoration activities.

17.6 Permitting Requirements

This sub-section contains forward-looking information related to permitting requirements for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including regulatory framework is unchanged for Study period and no unforeseen environmental, social or community events disrupt timely approvals.

17.6.1 Environmental Permitting Requirements in Mexico

Most mining regulations in Mexico are promulgated at the federal level, however several permits are subject to state and local jurisdiction. Guidance for the federal environmental requirements, including conservation of soils, water quality, flora and fauna, noise emissions, air quality, and hazardous waste management, derives primarily from the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law of Ecological Balance and Environmental Protection) (“LGEEPA”), the Ley General para la Prevención y Gestión Integral de los Residuos and the Ley de Aguas Nacionales (General Law for the Prevention and Comprehensive Management of Waste and the National Water Law) (“LAN”). Article 28 of the LGEEPA specifies that SEMARNAT must issue prior approval to parties intending to develop a mine and mineral processing plant.

On June 7, 2013, the Federal Law of Environmental Liability (Ley Federal de Responsabilidad Ambiental) was enacted. According to this law, any person or entity that by its action or omission, directly or indirectly, causes damage to the environment will be liable and obliged to repair the damage, or to pay compensation if the repair is not possible. This liability is in addition to penalties imposed under any other judicial, administrative, or criminal proceeding.

Environmental permitting in the mining industry in Mexico is mainly administered by the federal government body SEMARNAT, the federal regulatory agency that establishes the minimum standards for environmental compliance. SEMARNAT has four sub-departments:

- National Institute of Ecology (INE), which is responsible for planning, research, and development; conservation of national protection areas; and promulgation of environmental standards and regulations.
- Federal Prosecutor for the Protection of the Environment (PROFEPA), which is responsible for enforcement, public participation, and environmental education.
- National Water Commission (CONAGUA), which is responsible for water supply and assessing fees related to wastewater discharges.
- Federal delegation and state agencies of SEMARNAT.

SEMARANT has set regulatory standards for air emissions, discharges, biodiversity, noise, mining wastes, tailings, hazardous wastes, and soils. The regulatory standards apply to construction and operation activities.

The remediation program for the historical smelter (Grupo Mexico Minería, 2020), described characterization activities and proposed remedial activities without costs.

There is no separate regulation for mine closure, but there are aspects of closure and post-closure requirements in some of the regulations.

There are three main SEMARNAT permits required prior to construction and development of a mining project. An Environmental Impact Statement (the Manifestación de Impacto Ambiental, or "MIA," for its initials in Spanish) is the document that must be filed with SEMARNAT for its evaluation and, if applicable, further approval by SEMARNAT through the issuance of an Environmental Impact Authorization. In addition, the Ley General de Desarrollo Forestal Sustentable indicates that authorizations must be granted by SEMARNAT to use land for industrial purposes. An application for change in land use (or Cambio de Uso de Suelo Forestal) must be accompanied by a technical study that supports the environmental permit application (Estudio Técnico Justificativo or "ETJ," for its initials in Spanish). In cases requiring a change in forestry land use, a Land Use Environmental Impact Assessment is also required. Mining projects also need to include a risk analysis for the use of regulated substances (Análisis de Riesgo) and an accident prevention program, which are reviewed and authorized by an inter-ministerial governmental body.

Once the MIA is submitted for review, the government publishes an announcement to allow for public review of the proposed project. If the government receives requests, a formal public hearing will be conducted. The government also requires that the mining company publish announcements in the local papers to provide an opportunity for public comment. Government review, comment and approval of the environmental permit documents are estimated to be completed in three to six months; however, it should be noted that permitting can be delayed with requests for additional information or for political reasons, such as strong local opposition to the project.

After the main project approval and receipt of the Change of Land Use authorization, there are several permits that need to be acquired from various federal agencies. The LAN provides authority to the Comisión Nacional del Agua (CONAGUA), an agency within SEMARNAT, to issue water extraction and discharge concessions, and specifies certain requirements to be met by applicants. Key required permits include an archaeological release letter from the National Institute of Anthropology and History ("INAH," for its initials in Spanish); an explosives permit from the Ministry of Defense ("SEDENA," for its initials in Spanish) before construction begins; and a water discharge and usage permit must be granted by the CONAGUA.

A project-specific environmental license (Licencia Ambiental Única or "LAU," for its initials in Spanish), which states the operational conditions and requirements to be met, is issued by SEMARNAT when the agency has approved the project operations. A construction permit is required from the local municipality. Other local permits regarding non-hazardous waste handling and municipal safety and operating authorizations may also be required. The permitting process requires that the mining company has acquired the necessary surface titles, rights, and agreements for the land to be used for the project.

Hazardous wastes from the mining industry are highly regulated and specific handling requirements must be met once they are generated, such as hazardous waste generator documentation, logbooks, and handling manifests. Hazardous waste storage areas must comply with Federal requirements.

17.6.2 Environmental Permit Status

Due to the age of the historical operations, no environmental studies were done prior to the start of operations; however, any project, work or activity since 2011 has been developed based on an approved environmental impact assessment. The first authorization is dated August 2011 and the most recent is dated June 2019. In addition, modifications to an approved permit have required an assessment of environmental impacts and an additional permit modification authorization from SEMARNAT.

Buenavista del Cobre currently has over 20 environmental impact authorizations issued by SEMARNAT for projects presented in separate Environmental Impact Statement submittals and/or Preventive Report submittals. The most recent mine operations are under an environmental license (LAU) issued in 2017 by the Mexican environmental authority (SEMARNAT) per the official document DS-SG-UGA-0752/2017, which supplemented the initial LAU issued in 2013 and a modification in 2015. The 2017 LAU update approved the addition of a new process associated with the copper and molybdenum plant and Concentrators No 1 and No 2, and the hydrometallurgical process installations (Quebalix I, Quebalix II, Quebalix III, Quebalix IV, SX-EW Plant I, SX-EW Plant II, and SX-EW Plant III). The permit is valid for 50 years and expires on June 5, 2165.

The historical mining operations pre-date the establishment of the Mexican environmental requirements; however, BVC is planning to submit a regional Environmental Impact Statement that will include all other historical mining facilities and activities that were not included in the LAU. The regional Environmental Impact Statement will include the following facilities: open pit, Concentrator I, SX-EW I, SX-EW II, TSF 3, crushers for Quebalix I and II, leaching facilities (Quebalix I, Quebalix II, Democrata Norte, Democrata Sur, Republica, and Mexicana), ponds (Puerta 2, Chocolate, Cachuate, Mexicana 6, Kino, and Oeste), waste rock facilities (Oeste, Democrata, Este, and Polvorin), and other ancillary facilities. This list includes some facilities that have been authorized in the LAU but were not previously assessed for environmental impacts. To bring the entire complex into compliance the potential environmental impacts should be identified, prevented, and mitigated, and compensation measures implemented. The timing of the submittal of the regional environmental impact statement was not provided, nor is it known whether SEMARNAT has established a due date.

The following permit applications have been submitted to SEMARNAT and are under review:

- Nueva Presa de Jales para Buenavista del Cobre
- Nuevo sistema de abastecimiento de agua: Acueducto Ojo de Agua de Buenavista del Cobre
- Terminal de Transferencia de Carga y su Camino de Acceso

17.6.3 Proposed Remediation Program for Historical Smelter

The historical smelter, which was not subject to environmental permitting previously due to its age, is part of a process to bring the entire mining complex into compliance with the Mexican Ecology Law, which requires that potential environmental impacts be identified, prevented, and mitigated, and that compensation measures are established. The historical smelter area, which was abandoned in 1989 when Compañía Minera de Cananea declared bankruptcy and the Mexican government carried out a military-supported eviction of the facilities, was permanently damaged during the abrupt show down. The smelter has not been reopened but has not been subject to remediation and permanent closure. BVC has developed a draft program for soil remediation for the historical smelter 17-18rea (Grupo Mexico Minería, 2020, Programa de remediación ambiental de la Antigua Fundación de Cobre). It is not known whether SEMARNAT has required this remediation program, or whether this is a voluntary effort, nor the timing of the remediation plan activities.

The facilities and areas within the historical smelter include slag deposits, energy plant, smelter, diesel storage tanks, waste storage area for temporary storage of hazardous and regulated wastes, support facilities, offices and parking, plant engineering buildings, a reclaimed area and scale. The impacted area encompasses 63.65 ha.

BVC's remediation program was developed to comply with the Mexican regulation for soil characterization and remediation (NOM-147-SEMARNAT/SSA1-2004). NOM-147 methodology is based on an initial phase of site characterization, identification of exposure route, development of a conceptual model, analysis of transport and destination of contaminants and identification of exposure to a human population. The second phase is establishment of the different procedures to determine the total concentration objectives or the soluble concentration objectives, depending on whether there is an exposed human population or whether there is potential damage to the aquifer. Depending on the scenario, remediation actions are developed. The studies already completed indicate that the neighborhoods of Cananea and Cananea Vieja are considered to have a potentially exposed human population of about 2,333 inhabitants.

The slag was characterized and classified as non-hazardous per the criteria of the Mexican mining waste regulation (NOM-157-SEMARNAT-2009). A soil characterization study in the area of the historical smelter indicated that that total concentrations of arsenic and lead were above the permissible limits for an industrial use area, and about 40% of the samples had pH values of less than 4, which can lead to higher probability of metals leaching. The remediation strategy proposed was to incorporate soils contaminated with soluble metals and high copper concentrations into the mineral processing activities to take advantage of the commercial value of the minerals left in the soils. Details regarding the implementation of the remediation activities, such as the schedule and status of planned activities, were not provided. The study did not include any field work outside of the BVC property to assess impact to the community, such as soil sampling within the adjacent neighborhoods.

17.7 Plans, Negotiations, or Agreements with Local Individuals, or Groups

This sub-section contains forward-looking information related to plans, negotiations or agreements with local individuals or groups for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including that regulatory framework is unchanged for Study period; no unforeseen environmental, social or community events disrupt timely approvals.

BVC has a memorandum of understanding dated 2020 with the Instituto Tecnologico Superior de Cananea, state of Sonora and the Instituto de Capacitacion para el Trabajo del Estado de Sonora under a program called "Forjando Futuro" ("Forging the Future"). BVC is responsible for supplying financial, material, and intellectual support for the program.

BVC has an agreement from 2019 with the town of Cananea that established the Cananea Community Committee. The committee objective is to review, approve and oversee the community projects supported by BVC.

There are plans to improve the town of Cananea wastewater management and to rehabilitate the landfill. The timing of the plans was not provided.

17.8 Descriptions of Any Commitments to Ensure Local Procurement and Hiring

One of the objectives of the “Forjando Futuro” program is to provide training to small businesses to increase the vendor participation in the regional supply chain. In 2020, certification classes in safety supervision and paramedics were implemented, with additional classes in welding, instrumentation and crane operator planned. The program also included a special emphasis in recruiting and training women for the BVC/Zinc operations.

In January 2021, there was a class to train providers from Cananea and the region. No specific goals had been set at that time for participating businesses.

17.9 Qualified Person’s Opinion

The QP’s opinions on the baseline studies is that they are organized to highlight different aspects of the environmental activities and information.

17.9.1 Groundwater Quality

The QP considers the groundwater quality program to be lacking interpretation of the data, corrective actions when non-compliant results are detected, and lack of a quality assurance/quality control program.

17.9.2 Tailings Characterization

The studies completed to date are lacking kinetic testing. TSF designs do not demonstrate how possible impacts to surface/groundwater from the PAG materials, especially potential future impacts may be managed. This study did not meet generally accepted mining industry standards.

17.9.3 Waste Rock

The testing is not sufficient to meet generally accepted mining industry standards, because the ABA test specified in the Mexican regulation (NOM-157) is based only on carbonate neutralization and no kinetic testing was carried out to determine leaching of metals over time and changes in the geochemistry, even though the material is PAG. None of the facilities are lined and no demonstration has been made that runoff and infiltration from the unlined facilities is captured. This represents a potential risk for the operations.

17.9.4 Spent Ore Characterization

The waste characterization results indicate that infiltration from the unlined heap leach facilities could be problematic during operations and for closure. Detailed information regarding the complete capture of infiltration and seepage was not available. Additionally, there is no detailed water balance for the heap leach (operational or closure). Therefore, additional work is required.

17.9.5 Historical Smelter Area Remediation

The regional environmental permit will incorporate areas that have been identified as contaminated, and it is unknown what remedial costs will be associated with those areas. The current studies for the historical smelter area concluded that the risks for groundwater contamination are minimal, however the studies did not include any in-situ hydrogeologic characterization, such as the hydraulic characterization of the underlying hydrogeologic formations. In addition, the studies were based only on the soil characterization within the BVC property, and no characterization was made in the surrounding neighborhoods. No air dispersion modeling was carried out and the analysis of wind-blown contaminants was based on a limited period of six years. No studies have been submitted to the environmental agency.

The QP's opinion is that the characterization studies are incomplete, and additional work is required to address environmental risks and costs associated with the historical operations.

17.9.6 Mine Closure

Generally accepted industry standards require a closure plan that describes the closure methods for all disturbed areas and determine an associated closure cost estimate. The closure methods should take into consideration the geochemical characterization of each material, including the prediction of long-term water quality. The closure methods provided in the waste management plan did not consider geochemical characterization and there was no technical data provided to justify whether the closure methods were appropriate. Additional work is required to address the management of the wastes that are left at the time of closure.

The closure costs were not provided with sufficient information to determine whether the cost estimate meets industry standard closure costing practices, such as using third-party unit rates, including all components of closure (such as detailed engineering designs and additional technical studies required to support the engineering work), and indirect costs. The potential impacts of unknown environmental conditions and the costs associated with remediation and closure represent a risk to the operation. A detailed closure plan must be developed to address these impacts and associated costs.

17.9.7 Permitting

Although there are active violations, primarily associated with the New TSF, there are proposed compliance plans.

There is a risk that current operations that are included in the planned regional permit will be impacted if the environmental agency does not authorize the regional permit.

There is a risk that additional permit violations may be incurred due to the lack of complete characterization of the mining wastes, should environmental impacts be found by the environmental agency during the life of the mine.

17.9.8 Social

BVC has a very well-structured procedure to carry a social diagnosis, although there was no evidence that the guidance is followed, plus the procedure is dated 2015, so it may need to be updated. The grievance procedure is well structured. The communication channels are well established and within the reach of the majority of stakeholders.

Based on both the 2010 social baseline study interviews and stakeholder data from 2020, the perception of the Cananea community about BVC has improved from negative to a smaller number of stakeholders having a negative opinion, although three of the stakeholders that have negative perceptions have a high level of influence. Health and environment aspects are of concern. The incident that occurred in August 2014 (Rio Sonora spill) has been a constant detriment to public opinion regarding BVC, not only at the local level but also nationally. The highest risks identified by BVC for the mining operations are its relationship with mining union Section 65 (the overall highest risk), negative perceptions of the community, labor conflicts, environmental accidents, and fatalities. Controls were identified to mitigate these risks. Some of these risks were listed as frequent occurrences. BVC does not consider the lawsuits associated with the Rio Sonora spill to be a risk, but there is no evidence of why this conclusion was made.

It is the Qualified Person's opinion that the social baseline study is inadequate due to its age and should be updated. The evaluation of political and social risk and mitigation needs to be expanded. Social license is considered a potential risk for the operations.

18.0 CAPITAL AND OPERATING COSTS

This section contains forward-looking information related to capital and operating cost estimates for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this section including prevailing economic conditions continue such that unit costs are as estimated in constant (or real) dollar terms, projected labor and equipment productivity levels and that contingency is sufficient to account for changes in material factors or assumptions.

18.1 Capital Costs

Capital cost estimates were assembled based primarily on information provided by BVC. All capital costs are expressed in Q4 2021 U.S. dollars.

The capital cost estimate consists of costs for BVC's open pit processing facilities, mining equipment, capitalized maintenance and components, and infrastructure. The reporting of capital expenses for the Project is grouped in the following manner:

- New mine equipment
- Components
- Maintenance
- Special projects

Major repairs, maintenance and re-builds were factored into the annual maintenance and component cost estimates provided by SCC. SCC advised Golder that the maintenance and component costs are estimated for budgetary approval every year and the same estimate is used as a forecast for future years. This process is repeated annually. Golder utilized the annual estimated maintenance and component costs provided by SCC for 2022 and projected it as being generally representative for the life-of-mine being considered in this Study since SCC indicated that they used it for their 10-year internal budget forecasts.

It is the QP's opinion that the capital expenditures have been estimated to at least a PFS level and its attendant accuracy and contingency levels. A summary of the capital costs can be seen in Table 18.1. The Effective date of the estimate is December 31, 2021.

Table 18.1: Total LOM Capital Costs (2022-2051)

Parameters	Units	Total LOM
New Mine Equipment	US$ M	$1,232
Components	US$ M	$1,296
Maintenance	US$ M	$1,422
Projects	US$ M	$1,368
Total Capital Expenses	**US$ M**	**$5,318**

Note: Totals may not add due to rounding.

SCC provided Golder with general depreciation categories and lives for the different capital items being considered for this Study. A straight-line depreciation rate was used in all cases. A depreciation life of twelve years was used for the new mining equipment, components, and maintenance capital. For the special projects' capital, the depreciation life used was twenty-one years.

18.1.1 New Mine Equipment Capital Cost Estimate

Costs for primary mining equipment were provided by BVC. These included recent (2021) vendor invoices for mining equipment such as a Komatsu P&H 4100-XPC electric shovel, CAT 797F haul trucks, CAT MD6380 rotary drills, and Komatsu 980E-4 haul trucks. BVC also provided pricing for front-end loaders based on recent purchases. Prices for support equipment such as service trucks and mobile cranes were sourced from Golder's internal equipment pricing database.

In this Study, primary mining equipment is considered to include electric rope-shovels, front end loaders, trucks, and drills. Support equipment is considered to be all the remaining mine equipment, including, but not limited to track dozers, wheel dozers, motor graders, water trucks, field service truck, tire service truck, fuel and lube truck, light pickup trucks, rough terrain crane, and light plants. All mining equipment is assumed to be purchased and no leasing is considered. A summary of the new mine equipment capital costs is provided in Table 18.2.

Table 18.2: Total New Equipment Capital Costs

Parameters	Units	Total LOM
New Mine Equipment	**US$ M**	**$1,232**
Primary Mine Equipment	US$ M	$1,034
Support Mine Equipment	US$ M	$199

Note: Totals may not add due to rounding.

Capital expenses for replacement of primary mine equipment were calculated using the replacement schedule provided by the mine planning department at BVC. Golder recommends that a detailed haulage study should be performed to optimize the costs of new trucks, as this Study indicates the site could operate with a reduced hauling fleet.

The site replaces support equipment as needed. Golder used the historical utilization rate of support equipment to determine the long-term replacement schedule of support equipment and a ratio of the support equipment to primary equipment.

18.1.2 Component Capital Cost Estimate

Golder utilized the estimated component capital estimates based on 2022 detailed budget information provided by SCC and forecast it for future years. The component capital expenditure is categorized as follows:

- Processing facilities, subdivided into:
  - Concentrator I components.
  - Concentrator II components.
- Mine components includes all major components used in the rebuild of mine equipment, such as motor wheels, diesel motors, shovel tracks, engines, etc.

A summary of the components capital expenditures is provided in Table 18.3.

Table 18.3: Total Component Capital Costs

Parameters	Units	Total LOM
Components	**US$ M**	**$1,296**
Concentrator I	US$ M	$40
Concentrator II	US$ M	$46
Mine	US$ M	$1,209

Note: Totals may not add due to rounding.

18.1.3 Maintenance Capital Cost Estimate

The maintenance capital costs provided by SCC is categorized as follows:

- Administrative offices.
- Processing facilities, subdivided in:
  - Concentrator I components.
  - Concentrator II components.
- Hydrometallurgy
- SX-EW plant.

- A summary of the components capital costs is provided below as Table 18.4.

Table 18.4: Total Maintenance Capital Costs

Parameters	Units	Total LOM
Maintenance	**US$ M**	**$1,422**
Admin Office	US$ M	$152
Concentrator I	US$ M	$241
Concentrator II	US$ M	$200
Hidrometallurgy	US$ M	$268
Mine	US$ M	$333
SXEW Plant	US$ M	$228

Note: Totals may not add due to rounding.

18.1.4 Special Projects Capital Cost Estimate

Special projects consist of one-time capital expenditures in infrastructure projects and have been categorized as follows:

- BVC
- BVZ
- Crusher relocations

The budgetary quotes from the special projects' costs were provided by SCC. Costs assigned to BVZ relate to the completion of construction of the Buenavista zinc plant, anticipated to be competed in 2023.

Golder used the special projects schedule provided by BVC and aligned the capital expenditure schedule to the production plan and mine schedule developed for this Study to determine the timing of crusher moves and installations.

There are three main crusher projects. The first is the relocation of Quebalix II to be fed with zinc ore and is expected to be commissioned in the second half of 2023 and will be renamed to Zinc Crusher (ENZN). The second project involves the relocation of the conveyor belts that transport material from the Primary Crusher PR2 and Quebalix IV to the Concentrator II and the leach pads on the south of the property and is expected to be commissioned in the second half of 2027. Finally, the relocation of Quebalix III and the construction of three new crushers will be commissioned on the first half of 2034 (EN4Q).

The disassembling of Quebalix I will take place when Quebalix II is relocated and the cost is included with the relocation (ENZN). The disassembling of Primary Crusher PR1 is included to the expenses of the three new crushers (EN4Q).

After the above relocation of existing crushers and construction of the new crushers, there are no new crushers anticipated to be relocated or decommissioned until the end of the LOM.

A summary of the special projects' capital costs is provided below as Table 18.5.

Table 18.5: Total Projects Capital Costs

Parameters	Units	Total LOM
Projects	**US$ M**	**$1,368**
BVC	US$ M	$441
BVZ	US$ M	$173
Crusher Moves	US$ M	$754
EN4Q. 4 crushers	US$ M	$425
ENZN. Zn crusher	US$ M	$94
Belt relocation Q4 & CII	US$ M	$235

Note: Totals may not add due to rounding.

18.2 Operating Costs

BVC provided Golder with detailed historical unit operating costs for 2018, 2019 and 2020. These costs included details on various aggregated cost centers such as mining, concentrators, molybdenum plant, leaching and SX-EW, and smelting and refining. Each aggregated cost center had numerous subitems. For example, the aggregated mining cost center included average three year historical estimates for:

- Individual costs for ore, leach and waste mining excluding haul
- Individual haulage costs for ore, leach and waste
- Crushing and conveying

Each component item in turn was tied to detailed three year cost items listed in component tabs of a spreadsheet that was provided by BVC. Each aggregate cost center and its component items were reviewed by Golder as part of the data verification and as a basis for establishing unit costs to be used in the discounted cashflow model.

Subsequent to the review, the historical unit costs were escalated to 2021 values using the Consumer Price Index (FRED Economic Data for Mexico) as shown in

Table 18.6.

Table 18.6: Consumer Price Index

Item	2018	2019	2020	2021
Consumer Price Index	117.5	120.9	124.7	133.8

Source: https://fred.stlouisfed.org/series/MEXCPIALLMINMEI. Indices

All costs reported are on a dry metric tonne basis unless otherwise stated.

18.2.1 Mining

Examples of select operating costs escalated to 2022 dollars are shown in Table 18.7. Values in blue designate historical unit operating costs received from BVC while the estimated average escalated costs are shown in green. The average escalated costs were estimated by averaging the estimated escalated costs for each year. An example of the estimate of the escalated drilling and blasting cost is shown below:

D&B = ($0.15/t x (133.8 / 117.5) + $0.15/t x (133.8 / 120.9) + $0.18/t x (133.8 / 124.7)) / 3 = ***US$0.18/t***

Table 18.7: Escalated Unit Mining Costs

Cost Parameters	Units	Real 2018	Real 2019	Real 2020	Average Escalated Costs
Drilling and Blasting	$/t-mined	$0.15	$0.15	$0.18	$0.18
Loading	$/t-mined	$0.09	$0.11	$0.11	$0.12
Support	$/t-mined	$0.09	$0.09	$0.11	$0.11
Quebalix I, II, III and IV	$/t-mined	$0.08	$0.09	$0.14	$0.11

Mining includes a fixed component of US$0.73/t-mined with additional costs related to other fixed and operating costs. Haulage was calculated based on an adjusted tonne-kilometer, by multiplying the estimated annual equivalent flat haul by a unit cost of a US$0.14/tonne-kilometer. For planning purposes, BVC assumes a 3:1 rate for uphill loaded at 10%, and 1.5:1 rate for downhill loaded at 10%. For instance, assuming a lift of 10 m, at 10%, for a 100 m distance, BVC estimates and equivalent 300 m flat haul.

The resulting mining costs inclusive of haulage for the first three years are shown in Table 18.8.

Table 18.8: Mining Unit Cost Inclusive of Haulage

Unit Cost Parameters	Units	2022	2023	2024
Copper Ore	$/t-Cu ore	$1.69	$1.37	$1.62
Zinc Ore	$/t-Zn ore	-	$1.31	$1.61
Leach	$/t-leach	$1.62	$1.43	$1.56
Waste	$/t-waste	$2.52	$2.64	$2.67

18.2.2 Processing

The methodology for escalating the mining costs described above was applied to escalate the processing costs. Table 18.9 shows the unit costs for year 2018, 2019, and 2020 with the associated average escalated costs (in green). The table below shows costs associated with the concentrator, leach, SX-EW, molybdenum.

Table 18.9: Escalated Unit Processing Costs

Cost Parameters	Units	Real 2018	Real 2019	Real 2020	Average Escalated Costs
Cu concentrators	$/t-milled	$4.55	$4.52	$4.12	$4.87
Leach and SX-EW	$/t-leach	$0.55	$0.65	$0.74	$0.71
Marketing and sales (cathode)	$/lb Cu	$0.02	$0.02	$0.02	$0.02
Molybdenum plant	$/t-mined	$0.23	$0.28	$0.21	$0.27
Molybdenum treatment, freight/sales	$/lb Mo	$1.62	$1.45	$1.04	$1.52

Zinc plant processing costs were provided by SCC and are shown in Table 18.10. Since this is a new plant that is being commissioned, Golder relied upon the costs provided by SCC for determining the zinc plant related costs in the discounted cashflow model.

Table 18.10: Zinc Plant Unit Costs

Cost Parameters	Units	Values
Zn Plant	$/t milled	$7.66
Cu Freight and TCRC Charge	$/lb Cu	$0.13
Zn Freight and TCRC Charge	$/lb Zn	$0.09

18.3 Other Costs

18.3.1 General and Administrative

A corporate General and Administrative overhead assessment of US$0.79/t-milled was utilized based on information provided by BVC and an allocation of 67% of corporate overhead costs to BVC.

18.3.2 Concentrate Transport Costs

About 35% of copper concentrate from Buenavista is shipped domestically to the La Caridad smelter at Nacozari. The remaining 65% is transported to the Guaymas port for export to its overseas customers. In both instances, concentrate is transported by both rail and truck. SCC provided current costs for road and rail transport from BVC to La Cardiad and Guaymas as well as the apportionment of quantities by mode of transport. Golder utilized these transport costs to establish a weight-average cost of concentrate transport from BVC at approximately US$35.3/t.

About 40% of zinc concentrate from BVC is expected to be shipped to SCC's own zinc refinery in San Luis Potosi and the remaining shipped to Guaymas for export. Based on costs provided by SCC, Golder estimated a weight-averaged zinc transport cost of US$64.2/t.

18.3.3 Closure Cost

A closure cost of US$440 million was used based on an ARO estimate prepared by SCC. This estimate did not consider mine closure and, therefore, is deemed incomplete. It should, however, be noted there is no specific mine closure regulation established in Mexico, and there are no requirements to create a closure accrual fund.

This represents about US$0.14/t of copper ore milled. This estimate was applied to the total zinc ore sent to the plant to determine a closure cost for the zinc plant which was estimated to be about US$9.5M.

SCC has indicated that it has estimated an annual accretion expense of about US$9.2M in recognition of future ARO liabilities.

18.4 Risks Associated with Estimation Methods

All operating and capital costs were provided by SCC based on actual past performance and customary internal SCC budget review and approvals process. Therefore, it is the QP’s opinion that as an operating mine with well-established internal budgeting approvals processes, the capital expenses and operating costs utilized are at a PFS level and its attendant accuracy and contingency levels.

A delay in completing the Zinc Plant is deemed a minor risk and may affect the cost estimates if any delay is unduly extended. Maintenance and component costs are adjusted annually and based on very good operational experience and not deemed to be a significant risk. Global supply chain dynamics could have some impact to the costs of the various components but is deemed to be low risk at this time.

19.0 ECONOMIC ANALYSIS

This section contains forward-looking information related to economic analysis for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including estimated capital and operating costs, project schedule and approvals timing, availability of funding, projected commodities markets and prices.

Golder utilized operating costs and capital expense estimates provided by BVC. BVC is a well-established operation with a long history and the staff well experienced in the planning and cost estimation for all aspects of the operation. Therefore, since estimates are based on actual operating experience, it is Golder's opinion that the costs provided and considered for this study meets the requirements of accuracy and contingency required of a pre-feasibility level study for the economics required to support Mineral Reserve estimates.

All costs, prices, and values shown in this section are in Q4 2021 US$.

19.1 Principal Assumptions

- Sales price: The commodities prices considered are as shown below:
  - Copper: US$3.30/lb
  - Moly: US$10.00/lb
  - Zinc: US$1.15/lb

Commodity price assumptions were provided by SCC and it is the QP's opinion that the prices are reasonable and consistent with the market studies provided by SCC as discussed in Section 16.0.

- Production: The schedule for Buenavista for 30 years of mine life entails about:
  - 2.1 Bt of copper ore
  - 1.1 Bt of leached ore
  - 68 Mt of zinc ore
  - 3.3 Bt of waste
  - 6.6 Bt of total material mined
- FX Rate: all historical costs were provided by SCC and BVC on a US$ basis. The discounted cashflow basis is on a US$ basis.
- Inflation: CPI estimates were applied to historical costs provided for 2018 through 2020 to estimate operating costs on a Q4 2021 basis
- Discount Rate: A discount rate of 10% was used to account for cost of capital and project risk.

19.2 Cashflow Forecast

The cashflow for production from the Buenavista Mine is shown in Table 19.1.

Table 19.1: Cashflow

DESCRIPTION	Units	Total / Avg	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
MATERIAL MOVEMENT												
Copper Pit Ore	Tonnes M	**2,104**	28	72	72	72	72	72	72	72	72	71
Leach	Tonnes M	**1,126**	175	123	117	113	53	24	40	21	39	46
Zinc Pit Ore	Tonnes M	**68**	-	3	7	7	7	7	7	7	7	7
Waste	Tonnes M	**3,301**	162	156	164	158	151	106	91	112	92	76
Total Material	Tonnes M	**6,599**	365	353	360	350	283	210	210	213	210	200
REVENUE												
Copper	US$ M	**53,485**	1,645	2,038	2,421	2,327	2,013	2,040	2,297	2,390	1,987	1,889
Molybdenum	US$ M	**2,185**	23	51	59	67	62	111	115	113	78	46
Zinc	US$ M	**1,400**	-	41	120	136	148	123	176	155	155	212
TOTAL REVENUE	**US$ M**	**57,070**	**1,668**	**2,130**	**2,599**	**2,530**	**2,223**	**2,274**	**2,589**	**2,659**	**2,220**	**2,146**
COSTS												
Mining	US$ M	**12,514**	738	688	750	736	464	400	405	417	460	392
Concentrator and Plants	US$ M	**11,332**	143	391	423	426	424	427	425	427	425	422
Smelting/TCRC, Freight and Sales	US$ M	**7,180**	213	275	327	327	299	289	344	342	289	282
On-going and final accretion	US$ M	**277**	9	9	9	9	9	9	9	9	9	9
G&A and Home Office Cost	US$ M	**1,712**	22	59	62	63	62	63	62	63	62	62
Total Operating Cost	**US$ M**	**33,014**	**1,125**	**1,423**	**1,571**	**1,562**	**1,258**	**1,187**	**1,245**	**1,257**	**1,247**	**1,167**
EBITDA	**US$ M**	**24,056**	**543**	**707**	**1,028**	**968**	**965**	**1,086**	**1,344**	**1,402**	**974**	**979**
Pre Tax Gross Income	US$ M	**15,883**	425	544	796	731	717	808	1,013	1,051	683	672
Total Taxes	US$ M	**4,224**	115	147	216	198	193	218	274	284	183	179
Operating Income	US$ M	**11,659**	310	397	581	534	524	590	739	768	500	492
NET INCOME AFTER TAXES	US$ M	**16,431**	**349**	**456**	**656**	**626**	**629**	**706**	**866**	**906**	**651**	**661**
Total Capex	US$ M	**5,318**	519	334	249	252	196	134	124	141	175	270
Closure	US$ M	**449**	-	-	-	-	-	-	-	-	-	-
Working Capital	US$ M	**15**	(0)	9	24	(5)	4	11	20	5	(35)	2
Pre Tax Cash Flow	US$ M	**18,273**	24	363	755	720	765	942	1,199	1,256	833	707
After Tax Cash Flow	US$ M	**10,758**	(170)	112	382	378	429	562	721	760	511	389

DESCRIPTION	Units	Total / Avg	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041
MATERIAL MOVEMENT												
Copper Pit Ore	Tonnes M	**2,104**	71	71	71	71	71	71	71	72	71	71
Leach	Tonnes M	**1,126**	31	23	24	17	48	19	20	21	20	11
Zinc Pit Ore	Tonnes M	**68**	7	0	-	-	-	-	-	-	-	-
Waste	Tonnes M	**3,301**	91	106	105	112	71	100	99	97	98	108
Total Material	Tonnes M	**6,599**	200	201	200	200	190	191	190	190	190	190
REVENUE												
Copper	US$ M	**53,485**	1,655	1,203	1,549	1,468	1,752	1,927	2,022	1,849	2,111	1,880
Molybdenum	US$ M	**2,185**	48	63	74	68	61	78	107	138	119	113
Zinc	US$ M	**1,400**	135	0	-	-	-	-	-	-	-	-
TOTAL REVENUE	**US$ M**	**57,070**	**1,837**	**1,265**	**1,623**	**1,536**	**1,813**	**2,005**	**2,129**	**1,987**	**2,230**	**1,993**
COSTS												
Mining	US$ M	**12,514**	422	350	313	303	290	289	318	355	347	366
Concentrator and Plants	US$ M	**11,332**	423	366	366	366	366	366	366	371	366	366
Smelting/TCRC, Freight and Sales	US$ M	**7,180**	237	158	201	186	227	246	263	247	275	244
On-going and final accretion	US$ M	**277**	9	9	9	9	9	9	9	9	9	9
G&A and Home Office Cost	US$ M	**1,712**	62	56	56	56	56	56	56	57	56	56
Total Operating Cost	**US$ M**	**33,014**	**1,153**	**939**	**945**	**921**	**948**	**967**	**1,012**	**1,039**	**1,053**	**1,041**
EBITDA	**US$ M**	**24,056**	**685**	**326**	**678**	**616**	**864**	**1,038**	**1,117**	**948**	**1,177**	**951**
Pre Tax Gross Income	US$ M	**15,883**	413	102	395	345	548	691	753	604	794	608
Total Taxes	US$ M	**4,224**	109	23	103	90	145	184	201	160	212	161
Operating Income	US$ M	**11,659**	305	79	292	255	403	507	552	444	583	447
NET INCOME AFTER TAXES	US$ M	**16,431**	**488**	**276**	**489**	**451**	**603**	**709**	**758**	**659**	**798**	**661**
Total Capex	US$ M	**5,318**	229	224	128	95	172	162	167	223	128	129
Closure	US$ M	**449**	-	-	-	-	-	-	-	-	-	-
Working Capital	US$ M	**15**	(24)	(27)	29	(5)	20	14	6	(14)	19	(18)
Pre Tax Cash Flow	US$ M	**18,273**	480	129	521	525	673	863	944	739	1,030	840
After Tax Cash Flow	US$ M	**10,758**	283	79	332	361	411	533	585	451	651	550

Table 19.1: Cashflow (cont.)

DESCRIPTION	Units	Total / Avg	2042	2043	2044	2045	2046	2047	2048	2049	2050	2051
MATERIAL MOVEMENT												
Copper Pit Ore	Tonnes M	**2,104**	71	71	71	71	71	72	72	72	72	72
Leach	Tonnes M	**1,126**	30	26	32	19	9	10	5	6	3	1
Zinc Pit Ore	Tonnes M	**68**	-	-	-	-	-	-	-	-	-	-
Waste	Tonnes M	**3,301**	89	92	87	101	110	109	113	111	116	118
Total Material	Tonnes M	**6,599**	190	190	190	191	190	191	190	190	190	191
REVENUE												
Copper	US$ M	**53,485**	1,486	1,662	1,657	1,391	1,375	1,413	1,454	1,333	1,529	1,723
Molybdenum	US$ M	**2,185**	53	77	52	65	65	43	46	64	58	69
Zinc	US$ M	**1,400**	-	-	-	-	-	-	-	-	-	-
TOTAL REVENUE	**US$ M**	**57,070**	**1,538**	**1,739**	**1,709**	**1,457**	**1,440**	**1,456**	**1,500**	**1,396**	**1,587**	**1,792**
COSTS												
Mining	US$ M	**12,514**	322	343	345	385	379	387	385	379	368	420
Concentrator and Plants	US$ M	**11,332**	366	366	366	366	366	368	370	371	369	368
Smelting/TCRC, Freight and Sales	US$ M	**7,180**	190	215	213	181	175	177	181	170	192	216
On-going and final accretion	US$ M	**277**	9	9	9	9	9	9	9	9	9	9
G&A and Home Office Cost	US$ M	**1,712**	56	56	56	56	56	56	57	57	57	56
Total Operating Cost	**US$ M**	**33,014**	**943**	**990**	**989**	**997**	**986**	**997**	**1,003**	**986**	**995**	**1,069**
EBITDA	**US$ M**	**24,056**	**595**	**749**	**719**	**460**	**455**	**459**	**497**	**411**	**592**	**723**
Pre Tax Gross Income	US$ M	**15,883**	312	461	443	230	229	230	266	194	351	472
Total Taxes	US$ M	**4,224**	80	122	117	59	58	59	68	49	92	125
Operating Income	US$ M	**11,659**	232	340	326	172	170	171	197	145	259	347
NET INCOME AFTER TAXES	US$ M	**16,431**	**445**	**530**	**509**	**351**	**346**	**349**	**371**	**319**	**426**	**500**
Total Capex	US$ M	**5,318**	100	95	143	128	153	176	129	162	91	91
Closure	US$ M	**449**	-	-	-	-	-	-	-	-	-	449
Working Capital	US$ M	**15**	(28)	12	(2)	(21)	(0)	0	3	(7)	15	10
Pre Tax Cash Flow	US$ M	**18,273**	523	642	579	353	302	283	365	256	487	173
After Tax Cash Flow	US$ M	**10,758**	373	422	368	244	194	173	239	164	321	(50)

Note: Costs are rounded to the nearest million US$. Rounding may result in apparent summation differences.

As shown in Table 19.1 the following parameters were estimated:

- Total Revenue: The total sales revenue of US$57.0 B including Copper, Moly, and Zinc sales
- Total Operating Cost: Total operating cost is estimated to be US$33.0 B
- Accretion: An annual ARO accretion expense of about US$9 M was provided by SCC
- EBITDA: The EBITDA is estimated to be US$24.0 B
- A royalty of 7.5% was applied (Derechos de Mineria)
- An employee profit sharing tax (PTU) was estimated at 10% of EBITDA less depreciation and royalty
- Tax rate of 30% on pre-tax gross income less 30% of the royalty
- Reclamation and Closure: Estimated to be about US$450 M
- Capital Expenditures: The total LOM capital expenditures is estimated to be about US$5.3 B
- Net Change in Working Capital: The working capital is calculated by using total annual days, accounts receivable (30 days), accounts payable (45 days), and inventory (10 days). It is assumed that the remaining working capital is recovered in the final year which makes the sum of all calculated working capital equal to zero.

- A discount rate of 10% was utilized for the to determine NPV. The QP deems this to be a reasonable discount rate to apply for this Study.
- After-tax Cash Flow: The cashflow is calculated by subtracting all operating, taxes, capital costs, and ARO outlays from the total revenue
- Net Present Value: The after tax NPV is US$3.7 B at a discount rate of 10%

The QP considers the accuracy and contingency of cost estimates to be well within a Prefeasibility Study (PFS) standard and sufficient for the economic analysis supporting the Mineral Reserve estimate for BVC.

19.3 Sensitivity Analysis

The sensitivity analysis was carried out by independently varying the commodities price, operating cost, and capital cost. The results of the sensitivity analysis are shown in Figure 19.1.

Figure 19.1: Sensitivity Analysis


100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
% Variation of NPV from base
-20%
-15%
-10%
-5%
0%
5%
10%
15%
20%
% Parameter variation from base
Operating Cost
Capital Cost
Cu Price
Mo Price
Zn Price

As seen in the above figure, the project NPV is most sensitive to price and least sensitive to capital. This is to be expected for a mature, well-established project with much of its infrastructure already in place and no significantly large projects currently planned during the LOM discussed in this Study. The copper selling price has the greatest influence on Project economics, and as expected the zinc and molybdenum have minimal impact.

20.0 ADJACENT PROPERTIES

There is no information used in this TRS that has been sourced from adjacent properties. The mineralization model for this deposit is limited to the complex, which is fully enclosed within the BVC mining permits. Material changes to the Mineral Resource and Mineral Reserve estimates are not likely if adjacent property information is included in future estimates.

21.0 OTHER RELEVANT DATA AND INFORMATION

It is the opinion of the QPs that all material information has been stated in the above sections of this TRS.

22.0 INTERPRETATION AND CONCLUSIONS

This section contains forward-looking information related to Mineral Resources and the LOM plan for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were forth in this sub-section including: geological and grade interpretations and controls and assumptions and forecasts associated with establishing the prospects for economic extraction; grade continuity analysis and assumptions; Mineral Resource model tonnes and grade and mine design parameters; actual plant feed characteristics that are different from the historical operations or from samples tested to date; equipment and operational performance that yield different results from the historical operations and historical and current test work results; mining strategy and production rates; expected mine life and mining unit dimensions; prevailing economic conditions, commodity markets and prices over the LOM period; regulatory framework is unchanged during the Study period and no unforeseen environmental, social or community events disrupt timely approvals; estimated capital and operating costs; and project schedule and approvals timing with availability of funding.

22.1 Mineral Resources

- The BVC geology team has a clear understanding of the interaction of lithology and mineral zone as it related to controlling the total Cu mineralization of interest.
- The geological and deposit related knowledge has been appropriately used to develop and guide the exploration, modeling and estimation processes used by the BVC geology team.
- Exploration data collection methods and results were well documented for recent exploration campaigns, but not for all the historical campaigns. The exploration data collection methods followed industry standard practices that were in place at the time of the various exploration campaigns.
- Data that did not meet the standards for reliability were removed entirely from the modeling database or were used in a limited capacity (i.e., lithology modeling, but not grade interpolation).
- The resultant validated geological database is considered reliable, representative and it is the QPs view that it is fit for purpose in developing a geological model and for the preparation of Mineral Resource estimates as well as for use in other modifying factors studies, including mine design and scheduling and Mineral Reserve estimation.
- The geological interpretation and modeling methodology is appropriate for the style of mineralization and data available for BVC. The modeling methodology followed current industry standard practices.
- Modeling of the lithology and mineral zone and interpolation of the grade parameters was guided by sound geological interpretation and detailed geological, statistical, and geostatistical analysis and interpretation of the validated geological data.
- The mature nature of the operation and a solid understanding of the confidence of continuity of the geological domains of interest has supported the establishment of Reasonable Prospects for Economic Extraction for the BVC Mineral Resources reported in this TRS.
- The classification of Mineral Resources into confidence classes Indicated and Inferred considered spatial variability of geological domains (both lithology and mineral zone) and grade parameters as well as

geological confidence and uncertainty in the various methods and results used to develop the estimate, spanning exploration through estimation.

- The impact of geological uncertainty and risk has been evaluated across various key stages of the data collection, modeling and estimation process. A high-level summary of the assessment of geological uncertainty is as follows:
  - Indicated Mineral Resources are considered to have a low degree of geological uncertainty across most items, except for the lack of QA/QC program, density samples, uncertainty of collar positions, little information on survey data and few analyses of soluble copper that may result in low-moderate uncertainty in these elements. This is not seen as a risk to the global estimate of Mineral Resources for Buenavista but could have local short-range impact on future mining operations if not addressed via infill/production drilling and so forth.
  - Inferred Mineral Resources are considered to have a mix of low to moderate degree of geological uncertainty across all elements evaluated. As with the low-moderate risks identified in the Indicated Mineral Resource category above. Geological uncertainty in the Inferred Mineral Resource category can likely be reduced via future infill and production drilling.
- As BVC is an operation with almost 100 years of operational experience and data, the QP does not see any issues that require further work relating to relevant technical and economic factors that are likely to influence the prospect of economic extraction.
- Geological and Mineral Resource recommendations for BVC relate to improving confidence/understanding of the local variability for short range planning purposes that could be completed by site teams to provide improvements to short-term recovery and grade control. These are not seen as having an impact on the prospect of economic extraction.

22.2 Environmental, Permitting and Social

The current waste management designs do not clearly demonstrate that they prevent environmental impacts. The recent environmental agency inspections, however, have primarily noted that areas not included within the environmental permit boundaries were disturbed during construction of the new TSF. The environmental violations that were active in 2021 had proposals to carry out compliance items. Specific environmental and permitting concerns include the following:

- None of the mining waste facilities are lined, and there is no demonstration that runoff and infiltration from the unlined facilities is captured. The groundwater system in the area is complicated and there is no ongoing interpretation of the groundwater occurrence, flow patterns and adequacy of the monitoring network that demonstrates that any impacted water is retained within the facility or recovered. In addition, a site-wide, detailed water balance is missing.
- The current groundwater monitoring program is not based on sampling methods that meet general industry standards, particularly in the collection of groundwater samples from non-pumping wells. The groundwater quality results may not be representative of the aquifer(s). The results are not subject to interpretation and corrective actions when exceedances are detected, and there is no quality assurance/quality control program.

- Long-term environmental impacts from the operations have not been assessed. Geochemical studies of the mining wastes have not been based on kinetic testing and no predictive models have been developed to understand long-term water quality.
- There is no specific mine closure regulation in Mexico and the site does not have a written closure plan or LOM closure cost estimate. There is a closure cost based on the present closure liability, however the cost is not documented as to how the costs were derived.
- BVC is in the process of preparing a regional permit that will include all of the operations. The circumstances and timeline for the permit were not provided for the QP's review.

Social license has been challenging for the operations. The adjacent town of Cananea is very dependent on the mining operations as an economic driver. However, historic operations, including those companies that preceded BVC, were not subject to modern environmental regulations. BVC incurred a fine and carried out remediation on a spill in a tributary to the Sonora River in 2014, and a variety of collective action, civil action and constitutional lawsuits are still pending resolution. Additional social concerns are as follows:

- The historic smelter area contains contaminated soils; however, no soil characterization has been made outside of the BVC property. No air dispersion modeling has been carried out.
- Although the number of stakeholders having a negative perception of the BVC operations has decreased, stakeholders with a high level of influence and negative perception exist. Blockades are a serious risk to the operations.

22.3 Mineral Processing

22.3.1 Concentrators

The main challenge to sustain the production of copper appears to be control of the quality of the ore. Reportedly BVC has tried to include the solubility index (S.I.) as a parameter in determining the cut-off grade for the concentrators. Reportedly, the sequential analysis of the ore is consistently performed. If acid soluble copper (copper oxide mineralization) is quantified it could be excluded from the feed to the concentrator, independent of the copper grade. Copper oxide mineralization will not be recovered by flotation and increase the cost of operation because it requires more neutralizing agent (lime) than sulfides. As a potential benefit, excluding copper oxide mineralization from the concentrators would benefit leaching with a lower cost of production.

22.3.2 Leaching-Solvent Extraction and Electrowinning

The average combined production of copper cathode by the three SX-EW plants in the period 2018 to 2020 was 95,855 t/y. This level of production is well below the combined nominal capacity of SX-EW at 146,700 t/y. One challenge to maintain production at that level is the low S.I. of the ore. The S.I. is a combination of acid soluble copper (oxides) and cyanide soluble copper (secondary sulfides). Reportedly, the planned S.I. for year 2021 was 42 %. The balance consists of primary sulfides, such as chalcopyrite which is predominant at BVC. Primary sulfide copper minerals are more refractory and provide lower levels of extraction under the leach conditions used at BVC.

It is recommended that BVC investigates the ferric-bacterial work done at La Caridad as well as review the experiences of large copper mining operations in Arizona that have developed and commercially applied techniques to alleviate similar problems.

Another challenge appears to be percolation of leach solutions in the leach heaps. The reported historical extraction of recoverable copper, not total copper, from ROM leachdumps is 67.2 %, and from crushed ore extraction is 60.3%, which is unusual.

Apparently, the potential advantage of leaching smaller ore size is offset by making it more difficult for the solutions to percolate through crushed ore than through ROM ore. QLIX IV is supposed to be the main producer of crushed copper for leaching, but the reported extraction was 31%. QLIX IV is built from the top down, as a waste rock or ROM dumps; the potential exists to build the heap in layers (from the bottom up) which may improve percolation.

The concentration of copper in Pregnant Leach Solutions (PLS) sent to the plants in 2021 was 0.83 gCu/L, compared with the design 1.8 gCu/L for SX-EW III and 2.1 gCu/L for SX-EW II. A higher copper tenor PLS may be achieved by recirculating leach solutions in the heaps, a technique that BCV tried and may require further evaluation.

22.4 Mineral Reserves

The Mineral Reserve estimate was constrained by the TSF storage capacity. The Study assumed a total storage capacity of 2,162 Mt remaining in the TSF. This allows for approximately 30 years of tailings storage capacity, assuming an annual production ranging from 72 Mtpa to 79 Mtpa.

The December 31, 2021 topographic surface was provided by BVC for this Study. Golder used the topographic surface for the design and production schedule.

Mineral Reserves are reported effective 31 December, 2021. The Qualified Person for the estimate is Mr. Danny Tolmer, P.Eng. Mineral Reserves are reported as the mined tonnes and grade; the reference point is the leach pad or concentrator and includes considerations for operational modifying factors such as loss (2%) and dilution (1%). Mineral reserves are reported using an economic breakeven value. Inferred Mineral Resources within the pit design were considered waste for the Mineral Reserve estimate. For this Mineral Reserve estimate, Indicated Mineral Resources inside the ultimate pit were converted to Probable Mineral Reserve. The Mineral Reserves are estimated at a constant copper price of $3.30 per pound.

The Mineral Reserves include approximately 2,104 Mt of Cu concentrator feed with a grade of 0.36% Cu and 68 Mt of Zn concentrator feed with a Cu grade of 0.36% Cu and a Zn grade of 1.40% Zn. The concentrator feed contains a total of 17,412 Million pounds (Mlbs) of contained Cu and 2,097 Mlbs of contained Zn with the point of reference being the concentrators. An additional 1,126 Mt of Mineral Reserves is estimated as Leachable ROM Ore with the point of reference being delivery to the leach pads. Total material in the restricted pit is 6,599 Mt, resulting in a waste to ore (mill ore + leach material) ratio of 1.02.

The BV Study shows the Project has a NPV_{10} \$3.7 B. Sensitivity analysis shows if the copper price were to drop by 20% there are still positive economics (NPV_{10} \$1.3 B).

23.0 RECOMMENDATIONS

23.1 Mineral Resources

The recommendations listed below are focused on improving the Resource Model and Mineral Resource classification. They are not seen as having an impact on the prospect of economic extraction.

- Construct updated procedures that describe in sufficient detail the activities of capture, administration, and backup of the data.
- Implement a density sampling campaign to provide sufficient reliable density data to apply geostatistical estimation methods that improve the local characterization, especially for the BVZ area.
- Given that the QA/QC program at BVC has been in place only since 2020, it is recommended to design and implement a reanalysis campaign of the samples from historical drilling campaigns that do not have a QA/QC program. Based on the results obtained, evaluate the possibility of improving the Mineral Resource categorization.
- Unify the lithological codes recorded in the BVZ and BVC sectors to have a detailed and integrated geological model reflecting the controls on Zn mineralization in the sector. Based on this database reinterpret the geology of the BVZ sector.
- Continue with the infill drilling campaigns to improve the Mineral Resource categorization.
- Implement a down-hole survey measurement program of Infill drill holes. Currently in BNV the deviations present in the database are theoretical.

23.2 Environmental, Permitting and Social

The following recommendations are made regarding the environmental aspects of BVC:

- A detailed site-wide water balance is needed.
- The hydrogeologic setting has not been adequately characterized and monitored to assess potential environmental impacts. The groundwater quality program is deficient due to the lack of interpretation of the data, lack of corrective actions when non-compliant results are detected, and lack of a quality assurance/quality control program. The program needs to be improved with a comprehensive written plan based on industry standards for sample collection, interpretation, quality assurance/quality control protocol, and procedures to document that the plan is followed. The groundwater monitoring network should include sufficient infrastructure to assess potential environmental impacts throughout the mining operations.
- The mining wastes need to be characterized for long-term impacts using kinetic testing methods. A comprehensive geochemistry study should be carried out and results used as part of an assessment of whether environmental impacts have been managed.
- The operations must demonstrate that the TSF, waste rock facility and heap leach facility designs manage possible environmental impacts to surface/groundwater over time. The demonstration should include the kinetic characterization results, infiltration models, hydrogeologic flow modeling and geochemical transport modeling.

- The historic smelter area assessment should include in-situ hydrogeologic characterization, possibly groundwater flow and geochemical transport modeling and characterization of soil contamination in the surrounding neighborhoods. An air dispersion model should be developed as part of the assessment of off-site impacts.
- A mine closure plan and costs should be developed using generally accepted industry standards. It may be desired to develop ARO and LOM scenarios however at least LOM is needed for the purpose of the SK-1300 reporting.
- An updated baseline study carried out using the BVC corporate social diagnosis guidance procedures. The evaluation of political and social risk and mitigation needs to be expanded.

23.3 Geotechnical

The requirements for addressing uncertainties in the geotechnical model, including factual data on engineering properties, and assessment of hydrogeological conditions increase from scoping to pre-feasibility-level; and from pre-feasibility to feasibility-level. In the process, the geotechnical model should progress to a level of refinement such that feasibility-level designs are achievable with a sufficiently high degree of confidence. The geotechnical model is composed of four component models: geological, geomechanical (intact rock strength and discontinuity shear strength), structural (major structure and rock fabric), and hydrogeological. Target levels of data confidence for each component model should range from 50% to 75% by the feasibility-level stage. Since Reserve pit slopes extend beyond the limits of the previous 15-year plan, factual rock mass data, rock fabric data, and hydrogeological data will be required to correlate current slope performance experience to the expanded pit slope design limits. A summary of recommendations for additional geotechnical characterization is provided below:

- Targeted geotechnical drilling and sampling of pit walls with the following objectives: extend the limits of the geological model beyond the Reserve pit limits, improve confidence in and extend limits of RQD measurements, and improve confidence in rock mass rating assessments of geotechnical domains that will control final pit wall stability. Corehole locations should be selected based on engineering geological features that may be critical (i.e., fault intersections, dip of bedding in limestone units, etc.) with respect to the orientation of final pit high walls.
- Targeted airlift and recovery testing and packer testing in primary lithological units in the geological model, installation of piezometers in select areas of the final pit limits based on groundwater conditions obtained from mine scale hydrogeological modeling
- Continue development of major and minor fabric structural model though mapping of and analysis of LiDAR scan data of existing pit slopes and from core orientation during the targeted geotechnical drilling program.
- Estimate Hoek-Brown shear strength criterion for major geotechnical units as a check on the CNI method for assessing the shear strength of materials for global stability analysis
- Preparation of regular reports from radar monitoring of existing slopes
- Periodic bench face angle surveys should be conducted along benches to evaluate the success in achieving the bench geometries and inter-ramp angle recommendations.

23.4 Mineral Processing

Leach operations design criteria should be developed at BVC to enhance the following:

- Heap method of construction
- Heap aeration
- Permeability
- Contact of lixiviant with the ore under leach

Other recommendations include:

- Exclude ore with high S.I. from concentrator feed
- Send high S.I ore to Leaching, even if total Cu grade is above concentrator cut-off
- Send low-grade, low S.I. ore to ROM leaching
- Change method of construction of leach pads to lifts built up from the bottom
- Establish a solution stacking system to improve PLS grade
- Investigate processes to improve leaching of low S.I. ore

23.5 Mineral Reserves

- Assessment of the phase designs in particular the area of the Zn plant.
- Assessment of the cut-off grades used for short-range mine planning on site.
- Continue with the reconciliation assessments comparing production data to modelled.
- Assess the potential to utilize the in-pit-crusher conveyor system to minimize haulage requirements in the later years when the distance to the waste storage facilities increase.
- Assessment of haulage and fleet requirements.
- Assessment of the process and leach recovery assumptions.
- Continue development of major structural model though mapping of existing pit slopes, particularly identifying orientations that have adversely impacted stability. Structural data should also be collected through analysis of LiDAR scan data in areas that cannot be readily mapped. Oriented core drilling in targeted geotechnical drill holes to improve confidence in rock fabric data behind the ultimate pit wall limits.

24.0 REFERENCES

Call and Nicholas, Inc., 2004. Geotechnical Evaluation for the Cananea 15-Year Pit Slope Design. Report prepared for Mexicana De Cananea, S.A. De C.V. dated June 2004.

Call and Nicholas, Inc., 2012. Pit Slope Design Study for the Buenavista Zinc Project. Report prepared for Minera México dated 19 December 2012.

Buró Hidrológico Consultoría (BHC). 2010. Estudio Hidrológico de 2 Arroyos de la Cuenca del Río San Pedro y 8 Arroyos de la Cuenca del Río Sonora Mexicana de Cananea, Cananea, Son. Buró Hidrológico Consultoría, Junio 2010.

Buró Hidrológico Consultoría (BHC). 2013. Estudio Hidrológico para el Desalojo de Aguas Pluviales en el Area de Quebalix IV. BVC, Cananea, Son. Abril 2013.

DOF. 2004. Decreto por el que se reforman, adicionan y derogan diversas disposiciones de la Ley de Aguas Nacionales. 2004.

Grupo México. 2021a. Distribución de agua fresca y recuperada 2019-2020, Subdirección de Administración del Agua, Departamento de Geohidrología de Buenavista del Cobre. 2021.

Grupo México, 2021b, Manejo general de aguas residuales de Buenavista del Cobre, Departamento de Geohidrología de Buenavista del Cobre. 2021.

Grupo México. 2021c. Monitoreo de Agua Subterránea y Superficial. 2021.

Grupo México. 2021d. Políticas de manejo de agua y regulaciones federales en Buenavista del Cobre. 2021.

Grupo México. 2021e. Producción y distribución de agua fresca y recuperada en BVC (2019-2020). Departamento de Geohidrología. Administración del agua. Buenavista del Cobre S.A. de C.V. 2021.

Grupo México. 2021f. Resumen del sistema de pozos (NDJ) para la recuperación de agua infiltrada y sistema para el agua filtrada en el nuevo depósito de jales, Departamento de Geohidrología. Administración del agua. Buenavista del Cobre S.A. de C.V. 2021.

OECD. 2013. Making Water Reform Happen in Mexico. 2013: OECD Studies on Water, OECD Publishing.

Buró Hidrológico Consultoría. 2013a. Informe del Estudio Hidrológico para la Captación de los Arroyos Cananea Vieja-Buenavista-Agua de Enmedio y Pinalito-Los Alisos de la Cuenca del Río San Pedro BVC,Cananea, Sonora.

Buró Hidrológico Consultoría. 2013. Evaluación Hidrogeológica del Área Minera de BVC, en Cananea, Sonora.

Buró Hidrológico Consultoría. 2013b. Estudio Hidrológico del Arroyo El Barrilito Frente a SE Buenavista, BVC, Cananea, Son.

BVC, 2021, filename: 0.1.2020 ARO (Asset Retirement Obligation).pdf.

Centro de Estudios, Servicios y Consultorías Ambientales (CESCA), 2015, Manifestación de Impacto Ambiental, Modalidad Particular para el Proyecto "Instalaciones de apoyo para la ampliación y el desarrollo de Buenavista del Cobre," Cananea, Sonora.

Grupo Mexico Minería, 2020, Programa de remediación ambiental de la antigua fundicion de cobre, Cananea, Sonora, June, 156 p.

Hydrosistemas ERMO, S.A. de C.V., 2012, Proyecto “Quebalix III,” Cananea, Sonora, Manifestación de Impacto Ambiental, Modalidad Particular.

Instituto de Geología de la Universidad Nacional Autónoma de Mexico (UNAM), 2019a, Informe Final, Proyecto: Evaluacion de la peligrosidad de los residuos mineros denominados “Tepetate” y “Mineral gastado,” en cumplimiento con las normas oficiales mexicanas, NOM-157-SEMARNAT-2009 y NOM-159-SEMARNAT-2011, de la empresa Buenavista del Cobre (BVC), Cananea – Sonora, May, 160 p.

Instituto de Geología de la Universidad Nacional Autónoma de Mexico (UNAM), 2019b, Informe Final, Proyecto: Evaluacion de la peligrosidad de los jales de la empresa Buenavista del Cobre (BVC), Cananea – Sonora, June, 132 p.

Instituto de Geología de la Universidad Nacional Autónoma de Mexico (UNAM), 2020, Informe Final, Determinación de la peligrosidad de las escorias vítreas, que están depositadas en los terrenos que ocupo la antigua fundición de Cananea, Sonora, February, 21 p.

25.0 RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT

The Qualified Persons for Mineral Resources and Mineral Reserves have relied upon the registrant to supply information that was used in the following Sections:

- Section 3.0 – Description of mineral and property rights
- Section 11.3 – Resource pit shell costs and pricing for Mineral Resources
- Section 12.2.4 – COG costs and pricing for Mineral Reserves
- Section 12.2.5– Pit Optimization costs and pricing for Mineral Reserves
- Section 16.0 – Market Studies
- Section 18.0 – Capital and Operating Costs
- Section 19.0 – Economic Analysis

For the information relating to mineral and property rights in Section 3.0, Golder relied on BVC's permitting and environmental team. Golder has not researched property or mineral rights for BVC as we consider it to be reasonable to rely on BVC's permitting and environmental team who is responsible for maintaining this information.

Golder has also relied on BVC's finance team for details regarding historical operating costs, proposed capital expenditures, applicable taxes, royalties, exchange rates, product pricing, and market studies as noted in the pit optimization for Mineral Resources and Mineral Reserves, Market Studies, Capital and Operating costs and the Economic Analysis. It is Golder's opinion that it is reasonable to rely on BVC for this information as BVC has been operating the mine for a very long time and is keenly aware of its operations and associated costs.

GOLDER
MEMBER OF WSP